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Confidential Draft Submission No. 5 submitted confidentially with the U.S. Securities and Exchange Commission on March 14, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________

ETORO GROUP LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

___________________________

British Virgin Islands	6211	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Sheshet Hayamim St.,
Bnei Brak, Israel 5120261
+972 73-265-6600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

___________________________

Yoni Assia
eToro USA LLC
221 River St 9th floor,
Hoboken, NJ 07030
+1 201-479-0267
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

Copies to:

David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Dan Shamgar Jonathan Irom Matthew Rudolph Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: 972-3-610-3100	Marc D. Jaffe Joshua G. Kiernan Gilad Zohari Michael J. Rosenberg Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: (212) 906-1200

___________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

___________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standard Codification after April 5, 2012.

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The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated            , 2025

PRELIMINARY PROSPECTUS

            Shares

eToro Group Ltd.

Class A common shares

___________________________

This is an initial public offering of Class A common shares of eToro Group Ltd. We are offering            Class A common shares, and the selling shareholders identified in this prospectus are offering            Class A common shares. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

Prior to this offering, there has been no public market for our Class A common shares. We anticipate that the initial public offering price will be between $            and $            per Class A common share. We intend to apply to list our Class A common shares on the Nasdaq Global Select Market under the symbol “ETOR.”

Upon consummation of this offering, we will have two classes of authorized common shares: Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares will be identical, except with respect to voting, conversion and transferability. Each Class A common share will be entitled to one vote. Each Class B common shares will be entitled to 10 votes, and will be convertible at any time into one Class A common share. Outstanding Class B common shares will represent approximately            % of the voting power of our outstanding share capital immediately following this offering (or            % if the underwriters exercise their option to purchase additional Class A common shares in full), with our directors, executive officers and principal shareholders representing approximately            % of such voting power (or            % if the underwriters exercise their option to purchase additional Class A common shares in full). For further information, see “Principal and Selling Shareholders” and “Description of Share Capital.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws, and as such, have elected to comply, and may elect to do so in the future, with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” on page 22.

___________________________

	Per Class A common share	Total
Price to Public	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, Before Expenses, to Us	$	$
Proceeds, Before Expenses, to the Selling Shareholders	$	$

____________

(1)     See “Underwriting” for additional information regarding underwriting compensation.

___________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

___________________________

We have granted to the underwriters a 30-day option to purchase up to            additional Class A common shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about             , 2025.

Goldman Sachs & Co. LLC	Jefferies	UBS Investment Bank

___________________________

The date of this prospectus is            , 2025

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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CS
charles
SCHWAB

Our vision

Opening the global markets for everyone to trade and invest in a simple and transparent way.

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OUR USERS

"

eToro's analytical tools help me spot opportunities more clearly, while the investor community inspires me to refine my strategies."

Gabriel Espana
55, USA

"

I've dealt with multiple brokers, and eToro's customer support truly stands out—quick, responsive, and multilingual, plus a dedicated account manager who genuinely listens."

Laurent de Gouville
62, French

"

eToro has completely changed my life. It gave me the opportunity to grow financially, learn about investing, and achieve more freedom."

Roman Ondreička
35, Slovakia

See “Market, Industry and Other Data—Testimonials.”

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OUR USERS

“

With eToro's easy to use platform and its 'copy' function I have succeeded in achieving returns, aligned to my risk appetite."

Roi Shefts
58, Israel

“

eToro, as a multi-investment platform, has enabled my family to streamline our investments and consolidate our portfolios, whether in crypto or stocks.

Scott Derek Haynes
48, Australian originally from the UK

“

eToro is regulated in multiple jurisdictions, which gives me great peace of mind regarding the protection of funds, something I consider highly important.”

Manlio Villani
61, Italian

See “Market, Industry and Other Data—Testimonials.”

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with any information or make any representation other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling shareholders nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of Class A common shares. Our business, financial condition and results of operations may have changed since the date on the cover page of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these Class A common shares in any circumstances under which such offer or solicitation is unlawful.

___________________________

Through and including,             2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

___________________________

For investors outside the United States: Neither we, the selling shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

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ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our business,” the “Company,” “eToro” and similar references refer to eToro Group Ltd., a company organized under the laws of the British Virgin Islands, and, where appropriate, its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN DEFINITIONS

Presentation of Financial Information

Our audited consolidated financial statements as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022 included in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (“GAAP”) which might be material to the financial information herein. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and GAAP and how these differences might affect the financial information herein.

We regularly review certain key performance metrics and non-IFRS financial metrics to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. This information should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Key Performance Metrics—Non-IFRS Financial Metrics” for additional information on the key performance metrics and non-IFRS financial metrics presented in this prospectus, including a reconciliation of the non-IFRS financial metrics to the most directly comparable financial metrics calculated in accordance with IFRS.

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Presentation of Other Data and Certain Definitions

Throughout this prospectus, we use a number of terms and concepts which are defined as follows:

▪        “address” refers to an alphanumeric reference to where cryptoassets can be sent or stored.

▪        “Bitcoin” refers to the first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

▪        “bitcoin” refers to the native cryptoassets on the Bitcoin network.

▪        “blockchain” refers to a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new “blocks” to be added to the blockchain.

▪        “cold wallet” refers to a wallet that store private keys in any fashion that is disconnected from the internet; common cold storage examples include offline computers, USB drives or paper records.

▪        “contracts for difference” refer to financial derivatives which are contracts that pay the difference between the opening and closing trading prices of an underlying security or asset, which are cash settled and do not deliver the underlying security or asset.

▪        “CopyTrader” refers to our patented technology that allows users to copy the investment strategy of other investors, including Popular Investors, on our platform by assigning some of the user’s capital to proportionally mimic the portfolio of another investor on our platform, subject to certain jurisdictional and product-specific limitations.

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▪        “cryptoasset” refers to a digital representation of value or contractual rights built using distributed ledger technology, and its creation and transfer is based on an open source cryptographic protocol and is not backed by any central bank or government.

▪        “DeFi” refers to Decentralized Finance, which is peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through smart contracts.

▪        “ETFs” refer to exchange traded funds, which are tradeable funds, usually organized around a strategy, theme or exposure, such as tracking a sector of the market or a market index.

▪        “ether” refers to the native cryptoassets on the Ethereum network.

▪        “Ethereum” refers to a decentralized global computing platform that supports smart contract transactions and peer-to-peer applications.

▪        “fork” refers to a fundamental change to the software underlying a blockchain which results in multiple different blockchains, the original, and the new version. In some instances, the fork results in the creation of a new token.

▪        “Funded Accounts” refers to users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested).

▪        “hot wallet” refers to a wallet that is connected to the internet, or a network, and assets are easily transferred from wallet to wallet.

▪        “miner” refers to individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their services.

▪        “mining” refers to the process by which new blocks are created, and thus new transactions are added to the blockchain.

▪        “network” refers to the collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.

▪        “Popular Investors” refers to a subset of our users who represent a vetted group of top investors on our platform who meet a specific set of criteria and whose trades can be replicated by other users utilizing our CopyTrader technology.

▪        “protocol” refers to the type of algorithm or software that governs how a blockchain operates.

▪        “public key” or “private key” refers to the public address has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any funds belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.

▪        “staking” refers to an energy efficient equivalent of mining. Stakers use pools of tokens as collateral to validate transactions and create blocks. In exchange for this service, stakers earn a reward.

▪        “Smart Portfolios” refer to types of portfolios of assets that are based on specific themes or strategies which our users may invest in.

▪        “user” refers to an individual who has registered on our platform.

▪        “wallet” refers to a private and public key pair associated with a network address.

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TRADEMARKS AND DESIGNS

The eToro word mark, “eToro,” and our other registered or common law trademarks, service marks or tradenames appearing in this prospectus are the property of eToro Group Ltd. Solely for convenience, our trademarks, tradenames and service marks referred to in this prospectus appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames and service marks. This prospectus contains additional trademarks, tradenames and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the jurisdictions in which we are regulated or serve users, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to us. We have not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we believe that the market data, industry forecasts and similar information included in this prospectus are generally reliable, such information is inherently imprecise.

Certain estimates of market opportunity, forecasts or market growth and other forward-looking information included elsewhere in this prospectus involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Prospectus Summary,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Testimonials

Any user testimonials provided in this prospectus may not be representative of the experience of other users and are not guarantees of future performance or success. No users were compensated in exchange for their testimonial.

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FOUNDER’S LETTER

Dear eToro Community,

eToro was born in 2007 out of a simple yet powerful idea: to make investing accessible to everyone, regardless of their background or financial experience. At the time, investing was largely the domain of traditional financial institutions, catering to seasoned investors with significant capital. Retail investors faced daunting barriers: complex platforms, high fees, and a lack of educational resources. The goal was to change that by using technology to level the playing field and create a platform that could empower anyone to participate in the financial markets.

My brother Ronen and I co-founded eToro as a result of the passion for financial markets that we experienced at home and an awareness of a need to provide better and simpler tools to access them. Growing up in a household where markets were a frequent topic of conversation, we developed not just a love of investing but also a deep understanding of how markets work. This early exposure led us to recognize a stark inequality: while we had access to guidance and resources, many of our peers did not. Together, we envisioned a platform that would simplify trading and make it more accessible. Our complementary skills in finance, technology, and design laid the foundation for what would become eToro.

The Power of Technology to Democratize Investing

Technology has always been central to eToro’s mission. When we co-founded the company, we combined our expertise in finance, computer science, and product design to develop an intuitive, user-friendly platform. Our aim was to eliminate the intimidation factor and make investing more approachable, even for complete beginners. At the same time, we recognized the power of technology to do more than simplify investing—it could also foster community and collaboration.

From the beginning, we envisioned eToro as more than a trading platform. Inspired by the rise of social networks, we set out to create and foster a community where investors could connect, share insights, and learn from one another. This vision led to the development of features like CopyTrader, which allows users to replicate the strategies of more experienced investors. While we certainly recognize that all investing carries risk and people can lose money, especially those new to investing, we strive to prioritize financial education, so users can grow their knowledge of markets, understand the importance of diversification and learn how to manage risk as they embark on their journey as an investor.

Fostering a Culture of Knowledge Sharing

One of the core principles of eToro is the belief that knowledge should be shared, not hoarded. This philosophy underpins everything we do, from our social investing features to our educational initiatives, such as the eToro Academy, our free-to-use educational resource. At eToro, we’ve created a platform where users can learn from one another, share their experiences, and grow together. In doing so, we believe we have transformed investing from a solitary pursuit into a collaborative journey.

The power of community cannot be overstated. When people come together to share insights and support one another, they make better decisions and achieve greater outcomes. This is as true in investing as it is in any other aspect of life. At eToro, we’re proud to have built a global community of over 40 million registered users, spanning 75 countries. Together, they represent a new wave of investors who are reshaping the financial landscape.

Leveraging Technology to Drive Innovation

Since our inception, we have built a track record for identifying and adopting key trends, bringing the financial utility of new innovations to the benefit of our business and our users. As technology continues to evolve, so does our ability to create more inclusive financial systems. Artificial intelligence, in particular, holds immense potential to revolutionize investing. At eToro, we’re already using AI to provide users with personalized insights, identify trends, and optimize their strategies. But this is just the beginning.

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The Promise of Crypto and Blockchain

From its earliest days, eToro has been a pioneer in the crypto space. This has in part been driven by my own early adoption of and personal belief in bitcoin and the transformative potential of blockchain technology. Back in 2012, I co-wrote the Colored Coins whitepaper, a method for representing and managing real world assets on the Bitcoin blockchain.

I’ve always viewed blockchain as more than a tool for creating digital assets—it’s a revolutionary technology with the potential to decentralize and democratize financial systems on a global scale. While crypto’s infancy has been marked by volatility, its underlying principles of transparency, security, and inclusivity resonate deeply with eToro’s mission. As one of the first global investment platforms to embrace crypto, we have helped millions of investors to access this nascent asset class in a safe way.

Global Access and Diversification

At eToro, we believe in the importance of accessing global markets. Our platform enables users from around the world to invest in a diverse range of assets, breaking down geographical barriers and opening up opportunities for global diversification. This approach not only provides our users with a broader range of investment options but also allows them to participate in the growth of economies and companies worldwide.

A Vision for the Future

As I look to the future, I’m more convinced than ever of the importance of our mission. The world is facing unprecedented challenges, from economic inequality to climate change. Capital markets have a critical role to play in addressing these issues, and it’s essential that they remain open and accessible to all. By empowering individuals to invest, we’re not just helping them build wealth; we’re also enabling them to contribute to a more sustainable and inclusive economy.

I also believe that the next wave of financial innovation will be driven by collaboration between people and technology. At eToro, we’re committed to staying at the forefront of this transformation, using technology to enhance the investing experience while maintaining the human element at its core. Our goal is to provide a platform that not only meets the needs of today’s investors but also anticipates the opportunities and challenges of tomorrow.

For me, eToro is more than a business; it’s a personal mission. I want to live in a world where everyone has the opportunity to participate in the financial system and benefit from its growth. I believe that when more people have access to investing, we all win. The markets become more vibrant, innovation accelerates, and wealth is distributed more equitably.

As we move forward, my commitment to this mission remains unwavering. We will continue to innovate, to challenge the status quo, and to advocate for a financial system that works for everyone. I’m incredibly proud of what we’ve achieved so far, but I know there’s still much more to do. Together, we can create a future where investing is not a privilege but a fundamental right.

Thank you to our users, investors and employees for being part of this journey. Your trust and support inspire us every day to push the boundaries of what’s possible and to build a platform that truly empowers people, giving them the tools and knowledge to grow their wealth throughout their life. The best is yet to come.

Yoni Assia

Co-founder and CEO, eToro

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 PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our Class A common shares, you should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

Our Mission

Our mission is to open the global markets, connect our users to leading investors and give them the tools they need to grow their knowledge and wealth.

Overview

The global financial markets are widely recognized as one of the greatest paths to wealth creation, although they have historically been opaque and inaccessible to many.

eToro was founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. We set out to change the retail investing experience by pioneering social investing. We have built a collaborative investment community designed to provide users with the educational resources and tools they need to grow their knowledge and wealth. Users can view other investors’ portfolios and statistics, and interact with them to exchange ideas and discuss strategies. Our platform aims to combine the best elements of a social network with the ability to seamlessly trade and invest, all within a regulated, digital investment platform purpose-built for financial discourse and community.

We believe that we provide what retail investors care about most: simple access to the assets they want to invest in, an intuitive and user-friendly mobile interface; and a trusted and transparent source for financial education, including the ability to draw on the knowledge and insights of other investors. On our platform, users can:

▪        trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location;

▪        learn, via our eToro Academy, which contains curated content to help investors, old and new, to learn and practice investing;

▪        trade directly, invest in a Smart Portfolio, or replicate the investment strategy of another investor via our patented CopyTrader product;

▪        utilize eToro Money, our complimentary money management offering, to make deposits, withdrawals and to trade local stocks in local currencies;

▪        engage in our social offering, by consuming and creating content within a global community of passionate investors;

▪        access valuable investment tools, including sophisticated charting and analysis and extended-hours trading; and

▪        earn, through our Popular Investor program by engaging the community and growing the value of the users’ assets copying them (“Assets Under Copy”).

As a company with a vision to disrupt the status quo, a passion for finance and technology is in our DNA. We have a strong track record of identifying and adopting key trends, and bringing the financial utility of these innovations to the benefit of our business and our users. We aim to continue to leverage new technologies to improve the eToro experience and further our mission.

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As of December 31, 2024, we had approximately 3.5 million Funded Accounts across our global footprint of 75 countries. Our success in attracting and retaining users and Funded Accounts stems from our flywheel powered by our breadth of products and services, our educational content, and our collaborative platform. New and experienced investors come to eToro to benefit from our global, multi-asset offering. Newer investors can access educational resources that empower them to invest, or they can copy the portfolios of other users to leverage the experience of others. More experienced investors benefit from our breadth of offering and our robust set of tools and analytics to support their trading needs. A number of our users become Popular Investors, engaging with the broader eToro investor community and monetizing the dollar value of users’ assets copying their portfolio. Together, new and experienced investors alike feed each other’s experience within a platform built on collaboration, transparency and trust.

Over time, we expect to continue to grow our business by attracting and converting more of our users into Funded Accounts, deepening their engagement with our platform and community. For the years ended December 31, 2024 and December 31, 2023, our Net Contribution was $787 million and $557 million, respectively, an increase of $230 million, or 41%. Total Commission was $931 million and $639 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $292 million, or 46%. We recorded Net income of $192 million and $15 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $177 million, or 1,161%. Our Adjusted EBITDA was $304 million and $117 million for the years ended December 31, 2024 and December 31, 2023, respectively, a $187 million increase, or 159%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Metrics.”

We believe there is power in shared knowledge and that we can become more successful by investing together. We are determined to lead the democratization of investing and are committed to breaking down the traditional barriers, promoting financial education and supporting the continued increase in retail investor participation in capital markets through our community-driven social investing platform.

Trends in Our Favor

Expanding and Innovating Capital Markets

The global capital markets have historically been viewed as one of the most significant sources of wealth creation and the ways in which investors have engaged in the markets have evolved through technological innovation. The introduction of exchange traded funds (“ETFs”) offered a novel way for retail investors to invest across a range of asset classes through a simpler and more cost-effective vehicle. Technological innovation has also broadened access to passive investment tools through the wide-spread adoption of risk-based model portfolios and robo-advisory services. New asset classes, such as cryptoassets, are also gaining popularity through emerging technologies. We see a significant opportunity to address the global investing community across a wide and evolving universe of investable assets and through the adoption of new technologies.

Increasing Retail Participation in Financial Markets

As the global capital markets continue to expand and evolve, retail investors are becoming increasingly large participants. S&P estimates that there are over $20 trillion of retail client assets in the United States today, across over 100 million brokerage accounts. We believe this trend of increasing retail participation extends to non-U.S. markets as well. Oliver Wyman forecasts that Europe will add 22 million new brokerage accounts by 2028, which means penetration in the adult population will increase by 72% from 6.8% in 2023 to 11.7% in 2028.

Significant Wealth Transfer to Younger Generations With Earlier Market Participation

As retail participation in the financial markets has steadily increased, we also observe a trend of younger generations participating from an earlier age. On average, Gen Z began investing at age 19, compared to age 32 for Gen X and age 35 for Baby Boomers. We believe this trend, coupled with a significant multi-generational wealth transfer to younger generations represents a significant tailwind for retail

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investing. According to UBS Global Wealth Report 2024, an estimated $83.5 trillion in assets are expected to be transferred to younger generations within the next 20 to 25 years. We believe a substantial portion of assets transferred will be invested in the financial markets.

Evolving Consumer Expectations

Across industries, there has been a movement towards products and brands that redefine the user experience through digitalization. Consumers now expect instant access and an intuitive and engaging offering where customer service and personalized experiences are a baseline requirement. We believe that artificial intelligence (“AI”) is driving the next major shift in the consumer experience and expectations, and will continue to accelerate consumer preferences towards intuitive, digital platforms. This potential shift presents a significant opportunity for platforms with access to retail investor data and a strong understanding of how to leverage that data to support the evolving needs of retail investors.

Need for Reliable Social Forums for Financial Discourse

Based on a 2022 retail survey from BNY Mellon and the World Economic Forum, 74% of retail investors say that they would likely invest more if they had more opportunities to learn about investing. We believe much of this demand is being channeled to social media platforms. A study by the Financial Industry Regulatory Authority (“FINRA”) Investor Education Foundation found that over 60% of U.S. investors under the age of 35 use social media as a primary source of investment information, surpassing the use of traditional financial advisors in this demographic. While we believe this underscores the significant interest and demand for community-based financial discourse, existing social media platforms often lack the oversight, transparency and regulatory compliance or accountability required for financial services. We believe that there is an unmet need for a transparent and trusted educational forum for consumers to access.

What Sets Us Apart

We helped pioneer social investing by creating a platform that enables our users to invest, trade, save and spend as part of a global social network. We believe that few, if any, other platforms have been able to successfully combine a multi-asset investment platform with educational and social features purpose-built for collaboration.

Global Platform with a Localized Experience

We have one of the largest global footprints of any retail investing platform, providing services to users in 75 countries around the world. We have invested in building out our global footprint, including obtaining regulatory licenses and establishing the required compliance and risk management functions within our organization, as well as continuously developing our platform to manage the challenging requirements of real-time, global financial markets.

While our platform is global in nature, we are also investing significant resources towards providing our user base with a localized experience for investing, trading, saving and spending in our key markets, which are currently the United Kingdom, Germany, France, Spain, Italy, Australia and the United Arab Emirates. Localization includes making our platform available in 20 languages, providing the ability to manage balances in multiple currencies and to trade in local currencies via eToro Money, and offering additional features such as localized tax reports, and local tax efficient saving and investing wrappers.

Diversified, Multi-Asset Product Offering

We provide our users with a gateway to the global financial markets, offering a platform that empowers our users to invest, trade, save and spend in a way that suits their unique needs. On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. We also offer our users the choice of how to invest or trade. They can trade directly, copy another investor through our CopyTrader capabilities, or invest in one of our Smart Portfolios.

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More Stable Financial Profile Given The Diversity Of Our Multi-Asset Offering

Our Total Commission represents commission from trading activities (the gross commission, fees and other forms of income collected from users while engaging in trading activity on our platform) and also includes interest income, fees generated through eToro Money, and fees from other services. We also generate income through various revenue streams in addition to commission from trading activity, such as interest income, revenue from eToro Money and our payments services, revenues from staking, subscription services and other revenues. The ability to generate revenue from transactions, balances and subscriptions provides additional diversification benefits to our financial profile.

Built on the Key Principles of Compliance and Transparency

As a consumer-facing retail investment platform, we understand that our users entrust us with their money, and that their trust is a privilege that is earned each and every day. We are a regulated investment platform and compliance is central to everything we do: we are licensed in multiple jurisdictions, and we work with leading global financial institutions to hold and safeguard our users’ cash deposits and to serve as trading counterparties. We supplement compliance with the guiding principle of transparency, including taking action to moderate our platform to protect our community and their quality of experience on the platform.

Empowering Users through Education and Collaboration

We have developed tools and resources for our users to collaborate and learn as they engage with the global markets. We believe these efforts translate to deepened engagement on our platform and help us establish loyal, long-term relationships with our users that enable us to grow with them and attract a greater share of their financial assets as they expand their wealth over time.

Social Investing Creates Value to Investors of All Levels of Experience

We created an investment platform built around collaboration and engagement. The eToro platform combines our regulated, global and multi-asset platform with the best elements of a trusted and transparent social community purpose-built for financial discourse. We believe this combination creates a powerful flywheel driven by our product offering, the engagement we facilitate across our community, relentless innovation informed by continuous feedback from our users and the increasing power of shared knowledge within a social community.

Visionary, Founder-Led Management Team with Track Record of Innovation

eToro was founded by Yoni Assia and his brother Ronen with a vision of a world where everyone can trade and invest in a simple and transparent way. We are a founder-led business and our management team has an average tenure of twelve years with high retention across the leadership team. Our management team brings experience from multiple disciplines including brokerage, technology, online marketing, banking and data sciences. We have supplemented this knowledge by sourcing world class advisors and board members including former regulators and domain experts.

Leveraging Technology to Drive Innovation

We have a strong track record of identifying and adopting key trends, bringing the financial utility of new innovations to the benefit of our business and our users. Our innovations have included our CopyTrader technology, Smart Portfolios for thematic and “top trader” led investment, our ongoing work to deploy AI across our business and allowing users to trade cryptoassets since the early years of global cryptoasset trading adoption.

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Our Growth Strategies

Our vision is a world where everyone can trade and invest in a simple and transparent way. We expect to expand our business by acquiring more users both in existing and new markets, increasing our share of our users’ wallets and growing with our users as their knowledge and assets grow over time. We anticipate that future acquisitions will continue to play an additive role in enhancing product development, localizing our product offering and shortening our time to market.

Acquiring More Users In Existing Markets.

While we have achieved significant growth to date across our global footprint, we believe the markets in which we are regulated or serve users are still significantly underpenetrated, creating a strong opportunity for our future expansion.

Increasing our Share of Existing User Assets.

We are committed to earning and maintaining the trust of our users. In doing so, we believe that we will continue to foster long-term relationships with our users and increase our share of users’ assets on our platform over time.

Moving Into New Markets.

We expect to continue to increase eToro’s expansive global footprint by entering new markets using our well-established playbook for both organic and inorganic international expansion. We also see opportunities in underpenetrated markets around the world and will continue to explore adding new countries to our footprint.

Continued Product Innovation.

Product innovation is a core driver of our user acquisition and retention efforts providing new ways for existing users to further engage with our platform as well as attracting new users. Our product development focuses on the tools our users need to invest, trade, save and spend, and on improving the social experience of our platform. We also innovate through the acquisition and integration of new, complementary businesses, and by establishing unique partnerships that unlock additional value to our users. Continued product innovation will keep eToro at the forefront of digitally-native investment offerings and engage with the rising generation of investors who seek excellent digital offerings and trusted social community forums to serve their financial needs

Summary of Risk Factors

Investing in our Class A common shares involves substantial risks, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A common shares. If any of these risks actually occur, our business, financial condition, cash flows and results of operations could be materially and adversely affected. In such case, the trading price of our Class A common shares would likely decline, and you may lose all or part of your investment. These risks include, among others, the following:

▪        Our operating results have and will significantly fluctuate from period to period, including due to market volatility;

▪        We may suffer losses due to abrupt and erratic market movements, which may cause us to be unable to execute or adjust our risk management practices in a timely manner, which could result in potential losses;

▪        If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our platform, our business, financial condition, cash flows and results of operations may be materially and adversely affected;

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▪        We operate in a highly competitive industry, and many of our competitors may have products or service offerings that may appeal to our current or potential users;

▪        Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations;

▪        We are required to comply with certain laws related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption;

▪        We have been subject to regulatory inquiries, audits, examinations, investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs, require us to change our business practices in a materially adverse manner and may be damaging to our reputation;

▪        If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions;

▪        We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time;

▪        The future development and growth of cryptoassets is subject to a variety of factors that are difficult to predict and evaluate, including volatility of market price and trading volume;

▪        The legal and regulatory regime governing cryptoassets is uncertain and still developing, and changes, clarifications or actions related to cryptoassets may adversely affect our business;

▪        We may be subject to regulatory risks related to our custody of users’ cryptoassets;

▪        Our business could be materially and adversely affected by cyberattacks or security breaches of our platform or data, or those impacting our users or third-party service providers;

▪        Any significant service interruptions, including disruptions in any of the blockchain networks we support, could result in regulatory scrutiny, enforcement and fines, a loss of users or funds and adversely impact our brand and reputation and our business, financial condition, cash flows and results of operations;

▪        We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance and reputational risks;

▪        We face competition in hiring and retaining qualified employees. The loss of our key employees, including our management and founders, could adversely impact our business, financial condition and results of operations;

▪        Conditions in Israel, including the ongoing hostilities between Israel and Hamas, Hezbollah, Iran and others, as well as the relations between Israel and the other jurisdictions in which we are regulated or serve users and the various jurisdictions in which our users reside, could materially affect our business; and

▪        After this offering, our executive officers, directors and principal shareholders, if they choose to act together, will continue to retain significant voting power.

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Corporate Information

eToro Group Ltd. was incorporated on the 14th day of December 2006 in the British Virgin Islands (“BVI”) as a limited liability business company. The mailing address of our principal executive office is 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261. Our telephone number is +972 73-265-6600. We maintain the following website: www.etoro.com. Our website provides information about our business. However, information contained on, or can be accessed through, our website is not incorporated by reference in or otherwise a part of this prospectus. We have included our website address in this prospectus solely for informational purposes. Investors should not rely on any such information in deciding whether to purchase our Class A common shares.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, our X feed (@eToro), our Instagram page (@eToro_official) and our LinkedIn page.

The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through any of the foregoing channels is not incorporated by reference into this prospectus.

Implications of Being a Foreign Private Issuer

Upon the consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a foreign private issuer. As a foreign private issuer, we may take advantage of certain provisions under Nasdaq Global Select Market (“Nasdaq”) listing rules that allows us to follow BVI law for certain corporate governance matters. As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

▪        the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under GAAP;

▪        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

▪        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

▪        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial statements and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events; and

▪        Regulation Fair Disclosure, which regulates selective disclosures of material information by issuers.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.

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We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of the voting power of our issued and outstanding share capital is held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. See “Management—Foreign Private Issuer Exemption.”

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THE OFFERING

Class A common shares offered by us	Class A common shares (or Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full)
Class A common shares offered by the selling shareholders	Class A common shares
Class A common shares to be issued and outstanding immediately after this offering	Class A common shares (or Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full)
Class B common shares to be issued and outstanding immediately after this offering	Class B common shares
Total Class A common shares and Class B common shares to be outstanding immediately after this offering	common shares (or Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full)
Option to purchase additional Class A common shares	We have granted to the underwriters a 30-day option to purchase up to additional Class A common shares from us at the initial public offering price less the underwriting discounts and commissions.
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $            million (or $            million if the underwriters exercise their option to purchase additional Class A common shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of Class A common shares offered by the selling shareholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our Class A common shares.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to make acquisitions or investments, although we do not have agreements or commitments for any material acquisitions or investments at this time.

We will have broad discretion in the way that we use the net proceeds of this offering. See “Use of Proceeds.”

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Voting rights

The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share.

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our A&R memorandum and articles (as defined herein), as described under “Description of Share Capital—Common Shares—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares from us, (1) holders of Class A common shares will hold approximately             % of the combined voting power of our outstanding common shares and approximately             % of our total equity ownership and (2) holders of Class B common shares will hold approximately             % of the combined voting power of our outstanding common shares and approximately             % of our total equity ownership.

If the underwriters exercise their option to purchase additional Class A common shares from us in full, (1) holders of Class A common shares will hold approximately             % of the combined voting power of our outstanding common shares and approximately             % of our total equity ownership and (2) holders of Class B common shares will hold approximately             % of the combined voting power of our outstanding common shares and approximately             % of our total equity ownership.

The rights of the holders of Class A common shares and the Class B common shares will be identical, except with respect to voting, conversion and transferability applicable to the Class B common shares. See “Description of Share Capital” for a description of the material terms of our Class A common shares and Class B common shares and the difference between the two classes of shares.

Dividend policy

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our Class A common shares or Class B common shares in the near term following the completion of this offering. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors (our “board” or “board of directors”) and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, any existing contractual restrictions and other factors as our board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividend Policy.”

Listing	We intend to apply to list our Class A common shares on Nasdaq, under the symbol “ETOR.”
Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Class A common shares.

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Unless otherwise stated, the number of Class A common shares and Class B common shares to be issued and outstanding immediately after this offering is based on            Class A common shares and            Class B common shares outstanding as of            , 2025, after giving effect to the Recapitalization (as defined below), and excludes:

▪                    Class A common shares and            Class B common shares issuable upon the exercise of options outstanding as of December 31, 2024 under the 2007 Employee Share Option Plan (the “2007 Plan”), with a weighted-average exercise price of $            per common share;

▪                    Class A common shares and            Class B common shares issuable upon the exercise of options outstanding as of December 31, 2024 under the 2021 Share Incentive Plan, as amended (the “2021 Plan” and, together with the 2007 Plan, the “Plans”), with a weighted-average exercise price of $            per common share;

▪                    Class A common shares and            Class B common shares issuable upon the satisfaction of time-based and liquidity-based vesting conditions for the restricted share units outstanding as of December 31, 2024;

▪                    Class A common shares and             Class B common shares issuable upon certain time-based and performance-based conditions for the shares issuable in connection with the acquisition of Australian investing app, Spaceship Financial Services Pty Ltd (“Spaceship”);

▪                    shares of our Class A common shares to be reserved for future issuance under the 2025 Employee Share Purchase Plan (the “ESPP”) which will become effective prior to the completion of this offering (as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP);

▪                    Class A common shares reserved for future issuance under the 2021 Plan, plus any future increases in the number of Class A common shares reserved for issuance thereunder and any Class A common shares underlying outstanding share awards granted under the Plans that expire or are repurchased, forfeited, canceled or withheld; and

▪                  Class A common shares and            Class B common shares that have not yet been issued and will not be issued to SBT as long as SBT is subject to the Sanctions Restrictions (each as defined herein), including Preferred F shares converted into an equal number of Class A common shares pursuant to the Recapitalization which were authorized but not issued to SBT, and which would have been entitled to distribution of Class B common shares upon the Class B Distribution. See “Principal and Selling Shareholders” for additional information.

Under the Recapitalization (as defined below), holders of options and restricted share units outstanding as of immediately prior to the completion of this offering will receive, upon exercise or settlement of their outstanding options or units under the Plans, Class A common shares and an equal number of Class B common shares. The 2021 Plan provides for annual automatic increases in the number of Class A common shares reserved thereunder. See “Management—Equity Incentive Plans” for additional information.

Unless otherwise stated, all information in this prospectus reflects and assumes:

▪        an initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus;

▪        no exercise of the outstanding options or settlement of the outstanding restricted share units described above after December 31, 2024;

▪        the automatic conversion of            of our issued and outstanding preferred shares into common shares on a one-for-one basis immediately prior to the consummation of this offering (the “Preferred Conversion”);

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▪        the effectiveness of our Amended and Restated Memorandum and Articles of Association (our “A&R memorandum and articles”), which will be effective upon the consummation of this offering and replace our Amended and Restated Memorandum and Articles of Association, dated as of February 8, 2023 (our “current memorandum and articles”), as currently in effect;

▪        a            -for-one share split of our common shares, effected on             , 2025 (the “Share Split”);

▪        the reclassification of            of our issued and outstanding common shares, after giving effect to the Preferred Conversion and the Share Split, into an equal number of Class A common shares, which will occur immediately prior to the completion of this offering (the “Class A Reclassification”);

▪        the distribution of            of our Class B common shares to all holders of our Class A common shares as of the Class A Reclassification on a one-for-one basis immediately prior to the consummation of this offering (the “Class B Distribution”); and

▪        no exercise of the underwriters’ option to purchase up to            additional Class A common shares from us.

Unless otherwise specified or context otherwise requires, we refer to the Preferred Conversion, the Share Split, the Class A Reclassification and the Class B Distribution collectively as the “Recapitalization.” The aforementioned assumptions with respect to the Recapitalization shall be assumed to occur in the order set forth above. See the section titled “Description of Share Capital” for additional information regarding the Recapitalization.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data for the periods ended and as of the dates indicated below. The summary consolidated financial information as of December 31, 2024, 2023 and 2022, and for the years ended December 31, 2024, 2023 and 2022 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The non-IFRS financial metrics and operating information are unaudited for all periods.

You should read this information together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Presentation of Financial Information and Certain Definitions,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	Year ended December 31,
(in thousands, except share and per share data)	2024	2023	2022
Revenue and income:
Net trading income from equities, commodities and currencies	$328,706	$305,850	$393,480
Revenue from cryptoassets	12,147,329	3,431,274	5,595,977
Net trading income (loss) from cryptoasset derivatives	(130,729)	(63,105)	218,526
Net interest income from users	197,178	157,239	77,928
Currency conversion and other income	81,415	44,256	46,237
Other interest income	16,654	10,104	1,641
Total revenue and income	12,640,553	3,885,618	6,333,789
Costs:
Cost of revenue from cryptoassets	11,816,192	3,303,910	5,738,498
Margin interest expense	36,660	25,280	8,850
Research and development	131,071	128,950	153,582
Selling and marketing	178,365	149,362	273,802
General, administrative and operating costs	228,004	246,495	353,741
Finance and other expense, net	4,642	3,889	20,181
Total costs	12,394,934	3,857,886	6,548,654
Income (loss) before taxes on income	245,619	27,732	(214,865)
Taxes on income	53,238	12,473	117
Net income (loss)	$192,381	$15,259	$(214,982)
Cash flow hedges, net of tax	1,868	—	—
Other comprehensive income, net	1,868	—	—
Total comprehensive income (loss)	$194,249	$15,259	$(214,982)
Basic net income (loss) per share	$9.85	$0.80	$(11.45)
Diluted net income (loss) per share	$8.76	$0.72	$(11.45)
Weighted-average common shares used to compute Net income (loss) per share attributable to common shareholders:
Basic	19,526,478	19,059,481	18,773,001
Diluted	21,951,964	21,332,113	18,773,001

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Consolidated Statement of Financial Position

	As of December 31, 2024
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Cash and cash equivalents	$575,395	$	$
Short-term investment	65,000
Cryptoassets	113,279
Total assets	1,191,362
Total liabilities	358,987
Total equity	832,375

____________

(1)     The pro forma balance sheet data gives effect to (a) the Recapitalization and (b) the filing and effectiveness of our A&R memorandum and articles.

(2)     The pro forma as adjusted consolidated balance sheet data gives effect to (a) the pro forma items described immediately above and (b) our receipt of estimated net proceeds from the sale of the Class A common shares in this offering at an assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the coverage page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-IFRS Financial Metrics

We believe that non-IFRS financial metrics, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. However, non-IFRS financial metrics are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Other companies, including companies in our industry, may calculate similarly titled non-IFRS financial metrics differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-IFRS financial metrics as tools for comparison. A reconciliation is provided below for the non-IFRS financial metric to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of this non-IFRS financial metric to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial metric that we define as net income (loss) adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense (income). We use Adjusted EBITDA as a metric for evaluating our operating expenses and the performance of our business, and in our strategic planning and budgeting processes. We believe Adjusted EBITDA provides useful information to investors and others in understanding the results of our business operations and provides the most comparable profitability measure of our business for the purpose of period-to-period comparisons. Adjusted EBITDA also closely mirrors our cash generation across both cash and highly liquid assets.

Adjusted EBITDA was $304 million, $117 million and $(43) million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively, an increase of $187 million and $160 million, respectively. The increase was primarily due to the increase in our Net income for the same period.

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Reconciliation of Non-IFRS Financial Metrics

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss), the most directly comparable IFRS financial metric, for the periods presented:

($ in thousands)	Year ended December 31,
	2024	2023	2022
Net income (loss)	$192,381	$15,259	$(214,982)
Finance and other expense, net	4,642	3,889	20,181
Taxes on income	53,238	12,473	117
Share-based payment expense	27,150	66,143	127,132
Depreciation, amortization and impairment	11,337	12,255	12,956
Employee non-cash expense(1)	6,557	6,438	2,301
Transaction-related costs(2)	1,281	—	8,410
Other expense(3)	7,284	689	1,062
Adjusted EBITDA	$303,870	$117,146	$(42,823)

____________

(1)     Employee non-cash expense for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 is related to payroll expenses recorded in respect of the non-withdrawable amount (“NWA”) over the employee’s vesting period.

(2)     Transaction-related costs for the year ended December 31, 2022 are related to the Company’s terminated business combination with FinTech Acquisition Corp. V, a Delaware corporation. See note 26 to the consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus. One-time transaction costs for the year ended December 31, 2024 include IPO transaction costs associated with this offering.

(3)     Other expense for the year ended December 31, 2022 is related to costs incurred as part of efficiency improvements implemented in the second half of 2022. Other expense for the year ended December 31, 2023 is comprised of restructuring costs and other one-off non-recurring expenses. Other expense for the year ended December 31, 2024 is comprised of one-off provisions related to legal proceedings.

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RISK FACTORS

Investing in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus, before purchasing our Class A common shares. If any of the following risks actually occur, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our Class A common shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, cash flows and results of operations. See also “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our operating results have and will significantly fluctuate from period to period, including due to market volatility.

Our business is highly dependent on the conditions of the various markets in which we offer our services (such as securities markets, cryptoasset markets, currency markets, commodities markets and payment services markets) and the level of trading activity in such markets. During the past few years, our operating results have and will continue to fluctuate significantly from period to period in accordance with market sentiments and volatility in the global financial markets, in particular with respect to cryptoassets, as a result of many factors that are unpredictable and outside of our control, including local and international political turmoil and general economic conditions and the occurrence of any of the other risks described elsewhere in this prospectus. Such market volatility has historically resulted in similar, but unpredictable, volatility in the number of our users, Funded Accounts and the level of their trading activity. As a result, our results of operations and other operating metrics have fluctuated, and may in the future continue to fluctuate, significantly from period to period.

Furthermore, the directional impact of any market volatility on our user activity is also unpredictable. For example, we saw a surge in trading during the volatile trading markets triggered by the COVID-19 pandemic, which was unexpected given the geopolitical state of the world, however we may not see similar increases during future periods of market volatility.

In addition, the values of securities have an impact on our Net income (loss), and such values may fluctuate period to period. Decreases in market values of securities or other financial instruments, specifically cryptoassets, can decrease our Net Contribution and profitability from transaction execution activities and increase our counterparty default risk, liquidity and credit risk with respect to our user accounts. Because our Net income (loss) is tied to spreads which are, in certain instances, expressed as a percentage of the value of securities, lower price levels of securities and other financial instruments, as well as compressed spreads, which often follow lower pricing, can further result in reduced Net Contribution and Net income (loss). As a result of the foregoing, period to period comparisons of our performance may not be meaningful, and historical results should not be relied upon as indicators of future outcomes and any future changes in market volatility and investor appetite could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may suffer losses due to abrupt and erratic market movements, which may cause us to be unable to execute or adjust our risk management practices in a timely manner, which could result in potential losses.

Sudden movements in the markets in which we are regulated or serve users may result in us being unable to execute or adjust our risk management practices in a timely manner, which could result in potential losses. Our market risk analysis is based on, among other things, regular scenario-based stress tests and value at risk analysis and may not be able to fully anticipate extreme market conditions or “black swan events.” Given the decentralized and non-regulated nature of cryptoassets, the cryptoasset market has been characterized by significant volatility and unexpected price movements, and experienced significant

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declines in 2022. Further, recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or “short squeezes,” or strong and atypical retail investor interest in the markets may significantly affect our business. In addition, when conducting our trading activities, we do so predominantly as a principal and therefore hold positions that are at risk of significant price fluctuations, rapid changes in the liquidity of markets, deterioration in the creditworthiness of our counterparties and other risks that may cause the value of our positions to decline, which would lead to greater losses.

We have invested significant resources in developing risk management policies and procedures, but we cannot guarantee their effectiveness. Our framework relies on technical systems and human oversight, both subject to errors and limitations, and incorporates discretionary strategies based on historical data and industry practices, which may not account for extreme or unprecedented market events. Reassessments of our policies may reveal gaps requiring additional resources and management attention. Furthermore, technical errors or adjustments to increase risk tolerance could expose us to greater losses.

Additionally, periods of erratic or unexpected market movements can cause a “liquidity vacuum,” which occurs when market spreads for financial instruments become disparate enough that dealing with them becomes prohibitively expensive. There is a risk that we may not have sufficient liquidity to support trades made in a liquidity vacuum, which could adversely impact our financial condition and results of operations. In addition, users may be dissatisfied and file claims if we are not capable of ultimately settling their trades.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our platform, our business, financial condition, cash flows and results of operations may be materially and adversely affected.

Our success depends on our ability to retain existing users and attract new users to increase engagement with our platform. To do so, we must continue to ensure that our products and services are secure, reliable and engaging. We must also expand our products and services, and offer competitive prices in an increasingly crowded, price-sensitive and competitive market. Our ability to retain existing users and grow new users and user engagement could be affected by several factors, including:

▪        user demand shifting to other products and services, including those that we are unable to offer due to regulatory reasons;

▪        our failure to introduce new and improved products and services that are favorably received;

▪        our failure to support new and in-demand asset classes or if we elect to support certain asset classes with negative reputations;

▪        changes in user sentiment about the quality or usefulness of our platform, including from concerns related to privacy, security, regulatory compliance or other factors;

▪        adverse changes in our products and services that are mandated by legislation, regulatory authorities or litigation;

▪        restrictions on our ability to access markets in certain jurisdictions due to legislation, regulatory requirements, or interventions by regulatory authorities;

▪        user dissatisfaction with the social nature of our platform or expressing negative opinions about our service that are amplified by our social platform;

▪        negative user perception regarding the cryptoassets on our platform either as a result of media coverage or by experiencing significant losses in such investments on our platform;

▪        technical or other problems preventing us from delivering our products and services with the speed, functionality, security and reliability that our users expect;

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▪        cybersecurity incidents, employee or service provider misconduct or other unforeseen activities causing losses to us or our users, including losses to assets held by us on behalf of our users;

▪        modifications to our pricing model or modifications by competitors to their pricing models;

▪        our failure to provide adequate customer service; or

▪        adverse media reports or other negative publicity relating to our business, competitors or the industry as a whole.

From time to time, certain of these factors have negatively affected, and may continue to negatively affect, user retention, growth and engagement to varying degrees. Any decrease in user retention, growth or engagement could render our products and services less attractive to users and may have a material adverse effect on our revenue, business, financial condition, cash flows and results of operations.

In addition, to retain existing users and attract new users, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security and speed to attract and retain users, including high-volume traders. As a result, we have historically, and expect to continue to, incur significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices, and to do so in a timely and cost-effective manner. If we fail to innovate and deliver products and services, or fail to do so quickly compared to our competitors, our business and our ability to successfully compete, to retain existing users, and to attract new users may be materially and adversely affected.

Because we provide real-time services in volatile markets, our users are exposed to the risk of loss on their investments and positions and user satisfaction may be severely negatively impacted as a result, which may lead to an increased risk of user complaints, litigation and reputational harm and could have a material adverse effect on our results of operations.

We are highly susceptible to user disgruntlement and dissatisfaction and to loss of users if users are unable to execute trades as desired. In addition, approximately 95% of our assets under administration consist of the underlying assets or cash. In case of sudden, large price movements, some leveraged market participants may not be able to meet their obligations to us or other brokers who, in turn, may not be able to meet their obligations to their counterparties. We calculate leverage requirements for each of our users on a real-time basis across certain product classes, such as equities, derivatives, cryptoassets and other financial instruments and across all currencies. Recognizing that our users have a range of investing experience, we provide tools to facilitate our users’ position management. In light of the current turbulence in the global economy, we face increased risk of default by our users and other counterparties.

Additionally, the social nature of our platform may encourage dissatisfied users to share information about bad experiences on our platform, which could result in reputational harm and loss of users and trading volume. User dissatisfaction could lead to an increased risk of user complaints and litigation and increased regulatory scrutiny. Provisions typically included in our user agreements that attempt to limit our exposure to claims may not be enforceable or adequate to protect us from liability with respect to any particular claim. Even if not successful, a claim brought against us by any of our users, and any related regulatory engagement or review, would likely be time-consuming, costly to manage and defend, divert the attention of management and could seriously damage our reputation and brand, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate in a highly competitive industry, and many of our competitors may have products or service offerings that may appeal to our current or potential users.

The industries in which we operate are highly competitive, and we expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. As a global, multi-asset investment platform with a variety of offerings, we have a diverse set of competitors including both large, traditional financial institutions and smaller market participants

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who may operate in a regional capacity such as regional brokers. We primarily compete with high growth fintech companies that are focused on user experience and provide a variety of financial services, as well as high-growth international brokers and tech-led brokers that provide self-directed, multi-asset investment services. We also compete with large, traditional financial institutions, such as retail banks, private banks and wealth management firms. These institutions have been expanding their offerings to provide further choice for retail investors. In addition, fintech companies operating in adjacent markets are increasingly entering the wealth management and investment industries. Due to our cryptoasset offerings, we also compete with exchanges, wallets and investment platforms that offer access to cryptoassets which are, in many instances, less subject to stringent regulatory and compliance requirements in their local jurisdictions.

As the market continues to grow, we expect that we will face increased competition from both new entrants and existing players. Some of our competitors, particularly new and emerging technology companies, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could allow them to innovate more quickly, market their products in more efficient ways, and attract more users, placing us at a significant disadvantage. For a discussion of the regulations we are subject to, see “—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.”

In addition, some of our competitors may have longer operating histories or offer a wider range of products and services, have more established brand recognition, larger user bases, stronger market acceptance and greater financial, marketing, technological and personnel resources than we do. Further, certain larger and better capitalized competitors, including commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do, and thus, may be better able to respond to changes in the industries in which we operate, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. These advantages may enable them, among other things, to:

▪        develop products and services that are similar or more attractive to users in one or more of the markets in which we operate;

▪        provide technology, including execution and clearing services, that are more rapid, reliable or efficient or less expensive than our services;

▪        offer products and services at lower prices to gain market share and to promote other businesses;

▪        adapt at a faster rate to regulatory changes, market conditions, new technologies and user demands;

▪        outbid us for desirable acquisition targets;

▪        more efficiently engage in and expand existing relationships with our partners;

▪        market, promote and sell their products and services more effectively;

▪        develop stronger relationships with users;

▪        with respect to banks or e-wallet service providers, prevent users from depositing funds with us in an effort to promote their own products; and

▪        with respect to liquidity providers (for cryptoassets and other assets), limit our access to liquidity.

If we are not able to differentiate our products and services from those of our competitors, drive value for our users or effectively and efficiently align our resources with our goals and objectives, we may not be able to compete effectively in the markets in which we operate, which could materially and adversely affect our business, financial condition, cash flows and results of operations.

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Further, we operate in an industry characterized by rapid technological advances, evolving industry and regulatory standards, changing user needs and the entrance of new competitors. Our success depends, in large part, on our ability to develop, acquire and introduce new products or introduce changes to our existing products and services to meet the evolving needs of our users in a timely and cost-effective manner. For example, the cryptoasset industry is dynamic and has been characterized by many rapid, significant and disruptive products and services in recent years. Developing and incorporating new products and services into our business may require substantial expenditures and take considerable time and ultimately may not be successful. In addition, we operate in markets across the world and are continually expanding into new markets. We may be unable to conduct our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield the intended profitable results. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business, or the effects it may have on our business.

Our historical growth rates may not be indicative of our future growth. Although we have experienced significant growth in the past, we may be unable to effectively manage our growth which could negatively impact our business, financial condition, cash flows and results of operations.

We have experienced rapid growth in our business and operations since our inception and particularly in recent years. For the year ended December 31, 2024, net growth in Funded Accounts was over 0.4 million, compared to approximately 0.2 million net growth in Funded Accounts for the year ended December 31, 2023 and approximately 0.4 million net growth in Funded Accounts for the year ended December 31, 2022. We generated Net income of $192 million for the year ended December 31, 2024, compared to $15 million for the year ended December 31, 2023 and Net loss of $215 million for the year ended December 31, 2022. In 2024, we had Total Commission of $931 million, representing year-over-year growth of 46% and in 2023, we had Total Commission of $639 million, representing year-over-year growth of 1.1%. Such historical growth rates may not be indicative of our future growth, and we may not be able to maintain similar growth rates in the future. For instance, our growth of Funded Accounts has in the past, and may in the future, result from acquisitions of companies who have existing Funded Accounts on their platforms. In 2024, our acquisition of Australian investing app, Spaceship, resulted in an increase of Funded Accounts for the year ended December 31, 2024 of approximately 0.2 million, compared to no growth in Funded Accounts attributable to acquisitions for the year ended December 31, 2023 and growth in Funded Accounts of less than 4,000 attributable to our acquisition of Gatsby Digital Inc. (“Gatsby”) during the year ended December 31, 2022. Our inorganic growth rates are unpredictable, as we may not acquire new companies at the same rate as in the past, if at all. See “—Any acquisitions, partnerships or joint ventures that we make or enter into could require significant management attention, disrupting our business and harming our financial condition.”

Additionally, our growth relies in part on the future development and growth of trading, including trading cryptoassets, which is subject to a variety of factors that are difficult to predict and evaluate and which are beyond our control. If consumer trading does not grow as we expect, our business, financial condition, cash flows and results of operations could be materially and adversely affected.

We may experience declines in the growth rates of our business, or negative growth, as a result of a number of external factors, including slowing demand for our platform, insufficient growth in the number of users that utilize our platform, declines in the level of usage of our platform by existing users, macroeconomic factors, increasing competition, changes in rules and regulations which we are or may become subject to, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth. Any failure to successfully address these risks and challenges as we encounter them will negatively affect our growth and if our growth rate declines, investors’ perception of our business and the trading price of our Class A common shares could be adversely affected.

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Our ability to execute our users’ trades as well as our ability to enter into hedge trades are dependent upon our banking infrastructure and our liquidity providers and payment providers.

We rely on third-party financial institutions to provide us with liquidity, payment processing and banking services. If we are unable to maintain relationships with such parties and enter into new arrangements, we may be unable to execute our users’ trades or enter into hedge trades, and our business and financial performance could be negatively affected and we may encounter a reduction in user confidence. Our relationships with liquidity providers give us access to a pool of liquidity, which ensures that we are able to execute our users’ trades and allow us to enter into hedge transactions. These trading partners, although under contract with us, have no obligation to provide us with liquidity and may terminate our arrangements at any time. In the event that we no longer have access to the levels of liquidity that we currently have, we may be unable to provide competitive trading services or enter into risk management transactions, which will materially and adversely affect our business, financial condition, cash flows and results of operations. Furthermore, with respect to cryptoassets, we source liquidity using liquidity providers that may not be regulated financial institutions and as such are exposed to increased risks related to, among others, insolvency, credit and money laundering. See “—We are required to comply with certain laws related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption.”

We also rely on banking and other financial institutions for the ability to provide cash and asset custody, execution services and other banking services. Any changes in our ability to access such services could significantly harm our business. For example, if banking institutions determine not to provide banking services to businesses such as ours, for reasons outside of our control, or if banking institutions implement strenuous restrictions on our ability to access their services, our banking infrastructure could be harmed and we could be limited from operating in certain jurisdictions or providing certain products or services. Furthermore, many banking and other financial institutions impose their own compliance policies. If we do not satisfy such policies, or if the policies change and we are unable to quickly and efficiently implement changes in our organization to comply with such polices, we may be further limited in our access to certain banking and other financial institutions.

We also rely on payment services providers (such as payment processing and settlement services) to process transactions, for which we pay fees for their services. Payment card networks have in the past, and may in the future, increased the interchange fees that they charge for transactions via their networks. Payment card networks have also imposed, and may impose in the future, special fees or assessments for transactions that are executed through a digital wallet such as ours. Any such fee increases could significantly increase our operating costs and reduce our profitability. If we are unable to accept payment cards or otherwise unable to process payments, our business, financial condition, cash flows and results of operations would be materially adversely affected.

We are directly and indirectly exposed to fluctuations in interest rates, and rapidly changing interest rate environments could reduce our Net income (loss) and otherwise result in reduced profitability.

A portion of our Net income (loss) is derived from Net interest income from users, which is principally derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction, as well as Other interest income, which is income earned on our corporate cash. The portion of our Net income (loss) that is derived from Net interest income from users and Other interest income fluctuates significantly based on the level of interest rates, which is influenced by factors beyond our control. Since 2022, rising interest rates have led to an increase in the share of our Net income (loss), and cash flows attributable to interest income. A reduction in interest rates or a return to a low-rate environment would likely reduce our Net interest income from users and cash flows, or reduce returns on user cash deposits, which could negative impact user satisfaction. We cannot predict with certainty how investors will react when interest rates increase or decrease.

Changes in the composition or levels of interest-earning balances, particularly if users redirect funds towards interest-bearing accounts rather than spending on higher-margin products and services, may further depress our Net income (loss) and cash flows. Higher interest rates may also increase our users’ payment obligations on mortgages, credit cards and other loans, potentially impairing their ability to fulfill financial obligations to us. This could result in increased delinquencies, charge-offs and allowances for

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loan and interest receivables, which could adversely impact our Net income (loss). Furthermore, fluctuating interest rates may affect our users’ overall spending patterns, willingness to invest and specifically their engagement on our platform, which could adversely affect our growth and revenue prospects. In addition, regulators may in the future impose restrictions on firms such as ours being able to earn interest on users’ underlying balances held on behalf of our users, which would reduce our Net interest income from users and, consequently, negatively impact our Net income (loss) and cash flows.

If we fail to develop, maintain and enhance our brand and reputation, or if there is any negative publicity about us, our industry peers or the industries in which we operate, our business, financial condition, cash flows and results of operations may be adversely affected.

Our brand and reputation as a global, multi-asset investment platform are key assets and a competitive advantage. Maintaining, protecting and enhancing our brand depends largely on the success of our marketing and public relations efforts, our ability to provide consistent, high-quality and secure products, services, features and support, and our ability to successfully secure, maintain and defend our rights to use the “eToro” mark and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies in our industry. Our brand and reputation could be harmed if we fail to achieve these objectives or if there is negative publicity regarding our public image, or the image of our industry peers or the industries in which we operate.

Damage to our brand and reputation could also be caused by:

▪        litigation involving, or regulatory actions or investigations into, our platform or our business, including litigation or regulatory actions that result in changes to, or prohibit us from offering, certain features, products or services;

▪        cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents;

▪        the reliability and/or perceived reliability of our platform;

▪        actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, other employees or contractors, our users or third-party service providers or partners as well as complaints or negative publicity about such individuals or companies;

▪        any imposition of temporary trading restrictions or any outright failure to meet our deposit requirements;

▪        any failures to comply with legal, tax and regulatory requirements;

▪        any perceived or actual weakness in our financial strength or liquidity;

▪        any perceived or actual weakness in our anti-financial crime (including anti-fraud, anti-bribery and corruption, AML, counter-terrorism financing (“CTF”)) and anti-proliferation financing (“APF”) policies, procedures or systems and controls or those by our third-party service providers or partners, or any failure by our management team, other employees, contractors or users to comply with these anti-financial crime controls;

▪        any new policies, features, products or services or changes to our existing policies, features, products, or services that users or others perceive as overly restrictive, unclear or not clearly articulated;

▪        a failure to operate our business in a way that is consistent with our values and mission;

▪        inadequate or unsatisfactory user support experiences;

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▪        negative responses by users or regulators to our business model, to particular features, products or services or to our activities in certain jurisdictions;

▪        failure to handle users’ cash or assets, specifically with respect to “hot” and “cold” storage of cryptoassets;

▪        adverse media reports or other negative publicity relating to our business, competitors or the industry as a whole;

▪        a failure to adapt to new or changing user preferences; and

▪        any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Any damage to our reputation or brand could diminish confidence in, and the use of, our products and services, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to counterparty risk whereby defaults by a financial counterparty or our users, or insolvency proceedings, can have an adverse effect on our business, financial condition, cash flows and results of operations.

As a result of offering leveraged trading products, we accept the risk that user credit losses can arise as a cost of our business model in the event that a user’s total funds deposited with us, typically the “margin” and usually expressed as a percentage of the notional value of each trade, are insufficient to cover any trading losses incurred by such user. As the counterparty to these leveraged trades, we remain financially liable for a user’s obligations if such user defaults or the margin is otherwise insufficient to cover the user’s losses. Accordingly our leveraged trading operations require a significant commitment of capital and although we have the ability to alter our margin requirements and seek to hedge our exposure in such leveraged trades, this may not completely eliminate the risk that our access to liquidity becomes limited or market conditions, including currency price volatility and liquidity constraints, change faster than our ability to modify our margin requirements or increase our hedge positions, which could result in a significant impact on our cash position, especially during periods of market downturn that could significantly increase the amount of each user’s losses in excess of the margin deposited with us.

We hold significant deposits of our own funds and our users’ funds with third-party banks and other financial institutions, including liquidity providers. We are therefore subject to risk of default by financial institutions that hold our funds and our users’ funds. In the event of the insolvency of one of these financial institutions, we might not be able to fully recover the assets we have deposited since, in certain cases, we will be among the institution’s unsecured creditors. If we lost access to these funds, our business could be materially adversely affected.

Additionally, in previous extreme market events, banks and other large financial institutions have become insolvent. As a result of rules recently adopted by U.S. and foreign regulators restricting or staying the exercise of rights, including termination rights, in certain financial contracts (including over the counter derivatives) with certain of our liquidity counterparties that have been designated as global systemically important banking organizations, we may be restricted in our ability to terminate such contracts following the occurrence of certain insolvency-related default events with respect to such counterparties. Some of the contracts with those liquidity providers have been modified in accordance with these new regulations as requested by impacted counterparties either through bilateral negotiation or adherence to certain “Resolution Stay Protocols” developed by the International Swaps and Derivatives Association. The occurrence of such an event could limit or prohibit our right to receive amounts owed to us under the agreements with those liquidity providers or endanger our ability to retrieve our margin or to provide leveraged trading services, in whole or in part, to our users.

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Because our users are located in diverse markets around the world, our business is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars, legislative change and foreign exchange limitations.

Our business is subject to risks associated with doing business internationally and may be harmed by global events beyond our control, including changes in business, economic, or political conditions and overall slowdowns in securities trading, which could impact users’ use of our platform and materially impact our business, financial condition, cash flows and results of operations. As of December 31, 2024, we had approximately 3.5 million Funded Accounts across our global footprint of 75 countries, which subjects us to multiple risks, including:

▪        differing economic and political conditions;

▪        differing local product preferences and product requirements;

▪        potentially negative consequences from changes in or interpretations of laws and regulations, including user protection, data protection, privacy, financial services, tax, cryptoasset regulation, sanctions and export controls, anti-bribery and corruption, AML, CTF, APF and other laws or policies;

▪        geopolitical events, including the impact of natural disasters, public health issues, acts of war, nationalism and terrorism, social unrest or human rights issues;

▪        partial or total expropriation of international assets;

▪        changes in diplomatic and trade relations, including tariffs, trade protection measures, import-export restrictions, trade embargoes and sanctions and other trade barriers; and

▪        enforceability and protection of intellectual property and contract rights differing between jurisdictions.

In addition, because we operate on a global scale, we are subject to complex laws, rules and regulations in the various jurisdictions in which we are regulated or serve users. Although we have implemented policies and procedures designed to promote compliance with these laws, violations can nevertheless occur, which could result in fines, customer redress, criminal actions or sanctions against us, prohibitions or limitations on the conduct of our business and could ultimately damage our reputation. See “—We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time.” In addition, we may in the future undertake projects and make investments in countries in which we have little or no previous investment or operating experience. We may not be able to fully or accurately assess the risks of operating and investing in such countries or may be unfamiliar with the laws and regulations in such countries governing our investments and operations. Demand also could differ materially from our expectations as a result of local economic and political conditions or currency fluctuations. As a result, we may be unable to effectively implement our strategy in new jurisdictions, which could adversely negatively impact our business, financial condition, cash flows and results of operations.

Further, our international operations employ varying currencies, including the New Israeli Shekel (“NIS”), U.S. dollar, British pound, Euro and Australian dollar, which subject us to foreign currency exchange risk. We also have foreign currency exchange risk on some of our costs and our assets and liabilities denominated in currencies other than our functional currency. For example, a significant portion of our revenues is denominated in U.S. dollars, while a part of our operating expenses, including salaries and other operational costs, are incurred in NIS. Consequently, we are exposed to foreign exchange risk arising from fluctuations in exchange rates. While we regularly enter into transactions to hedge foreign currency exchange risk for portions of our foreign currency translation and financial exposure, it is impossible to predict or entirely eliminate the effects of this exposure.

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We may need additional capital to satisfy regulatory capital requirements and provide liquidity and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all.

We require high levels of working capital in order for us to meet regulatory capital and liquidity requirements, operate our business at our desired capacity, pursue growth opportunities and properly manage our risks, including risks related to our capital and margin requirements for our liquidity providers, banking service providers and payment services providers. Our regulators have stringent rules with respect to the maintenance of specific levels of net capital, and certain regulators set requirements on an asset-specific level. For example, the European Securities and Markets Authority (“ESMA”) has specific requirements for companies offering contracts for difference. Failure to satisfy regulatory capital requirements could result in the immediate suspension of our activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines and penalties or other sanctions, including suspension or expulsion by the various regulatory bodies whose rules we are subject to. Future regulatory changes may also create additional burdens by imposing greater or different minimum capital requirements or otherwise impair our ability to satisfy the capital maintenance requirements. Additionally, there is currently no definitive guidance on whether or how these capital rules may apply to cryptoassets, and our regulatory capital requirements could significantly increase in the future if the SEC or any of our regulators determine that such rules do apply to cryptoassets or adopt specific capital requirements with respect to digital assets. See “—We are subject to regulatory capital and liquidity requirements which may affect our ability to distribute profits and/or restrict expansion, which may further affect our ability to conduct our business and may reduce profitability.”

As our operations continue to expand, we may have difficulty maintaining sufficient working capital to sustain our growth and meet applicable regulatory capital and liquidity requirements and any reduction in our liquidity position could reduce our users’ confidence in us, which could result in the withdrawal of their assets and loss of users. To meet these capital demands, we may decide to engage in equity, equity-linked, or debt financings or enter into additional credit facilities for other reasons, and it is possible that we will not be able to secure any such additional financing or refinancing on favorable terms, in a timely manner, or at all. If we issue equity or convertible debt securities, our shareholders could suffer significant dilution, and the new shares could have rights, preferences and privileges superior to those of our current shareholders. Any debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue future business opportunities. Furthermore, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract users, which could materially and adversely affect our business, financial condition, cash flows and results of operations.

Any acquisitions, partnerships or joint ventures that we make or enter into could require significant management attention, disrupting our business and harming our financial condition.

We have in the past and may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we have limited experience in acquiring other large businesses. We may not successfully identify desirable acquisition targets, or if we acquire additional businesses, we may not be able to integrate them effectively or obtain the expected benefits of the acquisition on a timely basis or at all. Since our prior acquisitions have primarily focused on smaller companies, our ability to acquire and integrate a larger company is untested. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims, indemnification claims, regulatory claims and earn-out obligations, which may not currently exist and cannot be accurately predicted. We may also not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet our expectations, our business, financial condition, cash flows and results of operations may suffer. Further,

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regulators may scrutinize our proposed business combinations and acquisitions given the regulatory landscape in which we operate, and regulatory approvals may be required for the completion of certain business combinations or acquisitions. We may be unable to pursue the opportunities which would be beneficial to our business, which would be harmful to our business and financial condition.

We may not be able to obtain adequate insurance to cover all known risks and our insurance policies may not be sufficient to cover all claims.

We currently carry insurance in connection with our business, including directors’ and officers’ liability insurance, cyber liability insurance, comprehensive crime insurance and professional liability insurance. We have limited business interruption insurance to compensate for losses that could occur. We do not maintain cryptoasset crime insurance, general product liability insurance or key-person insurance. Our insurance coverage for certain cyber incidents (including those compromising cryptoassets) is limited and does not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of its assets.

We are growing rapidly and our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. In addition, as a public company, we will be required to increase our directors’ and officers’ liability insurance, which may be costly. Further, because of the nature of our business, insurers may be reluctant to insure our business, which would require us to bear all losses with respect to claims we receive. Our inability to obtain and maintain appropriate insurance coverage, could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, cash flows and results of operations could be materially and adversely affected.

If our estimates, assumptions and/or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. We regularly assess these estimates; however, actual amounts could differ from those estimates. Significant assumptions and estimates used in preparing our consolidated financial statements include fair value of share-based payment transactions, income taxes and accounting for cryptoassets, including, without limitation, the treatment of cryptoassets held in custody on behalf of our users and accounted for as off-balance sheet for the purpose of our consolidated financial statements. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the value of our Class A common shares.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

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The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users covered by our market opportunity estimates will become a user or generate any particular level of revenues for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products and services. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Key business metrics and other estimates are subject to inherent challenges in measurement, and our business, financial condition, cash flows and results of operations could be adversely affected by real or perceived inaccuracies in those metrics.

We regularly review key business metrics, including Funded Accounts and other measures to evaluate growth trends, measure our performance and make strategic decisions. These key metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.

Our key business metrics may also be impacted by compliance or fraud-related bans, technical incidents, or false or spam accounts in existence on our platform. We regularly deactivate fraudulent and spam accounts that violate our terms of service and exclude these users from the calculation of our key business metrics; however, we may not succeed in identifying and removing all such accounts from our platform. Additionally, users are not prohibited from having more than one account and our Funded Accounts metric may overstate the number of unique users who have registered an account on our platform as one user may register for, and use, multiple accounts with different email addresses, phone numbers, or usernames. If our metrics provide us with incorrect or incomplete information about users and their behavior, we may make inaccurate conclusions about our business.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.

The regulatory landscape in the jurisdictions in which we are regulated or serve users, such as the European Economic Area (the “EEA”), the U.K., Asia, Australia, Seychelles, Gibraltar, the United Arab Emirates (the “UAE”), the United States and in additional jurisdictions in which we are currently seeking to become licensed or in which we otherwise have users, includes extensive laws, rules and regulations with which we are required to comply, along with supervision and enforcement by various governmental, regulatory, and enforcement bodies and self-regulatory organizations (“SROs”), each of which could restrict our business practices. These laws, rules and regulations govern all aspects of our business and include, or might in the future include, those relating to all aspects of the securities industry, financial services, money transmission, the source of funds/assets, marketing (including social features), servicing, foreign exchange, payments services (such as payment processing and settlement services), cryptoassets, trading in shares and fractional shares, fraud detection, consumer protection, AML, CTF, APF, dormant accounts, sanctions regimes and export controls, data privacy, data protection, data security, as well as climate risk and environmental impact (including applicable disclosure requirements). See “Business—State of Regulation” for specific legislative and regulatory schemes we are subject to. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptoassets and related technologies. Consequently, they may not contemplate or address unique issues associated with our business, are subject to significant uncertainty and vary widely across jurisdictions. These legal

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and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of certain areas of our business requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent government bodies and/or regulators are of the view or conclude that we have not complied with such laws, rules and regulations, we may be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, customer redress and other regulatory consequences. In addition, regulators have imposed restrictions and conditions on the licenses held by us, and may in the future, impose further restrictions or conditions, limiting the extent and type of business which certain of our subsidiaries may conduct. Any imposition of additional requirements by regulators could materially negatively impact our business operations or our prospects for business expansion. We have devoted, and will continue to devote, substantial costs and resources to meeting our heterogenous and dynamic regulatory obligations, including procuring automated solutions, enhancing our systems, procedures and controls, hiring knowledgeable employees, engaging with external legal counsel and providing them with adequate resources to respond to heterogenous and possibly conflicting regulatory requirements, in order to maintain our compliance obligations.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies in the markets in which we operate, or markets which we may enter into in the future, may change existing laws and regulations or adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. Such developments may adversely impact the development or provision of financial products or services, including by negatively impacting securities and cryptoassets markets as a whole and by impacting our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer and how we market them, requiring changes to our compliance and risk mitigation measures, exposing us to heightened scrutiny and increasing penalties for violations, imposing new licensing requirements, or imposing a total ban on certain activities, including, but not limited to, a ban on cryptoasset transactions, or contracts for difference, as has occurred in certain jurisdictions in the past.

For example, various states within the United States have recently proposed, or are in the process of implementing, additional or enhanced licensing and other regulatory obligations on entities such as us that engage in cryptoasset related business activities or provide cryptoasset trading capabilities to retail investors. Additional requirements may place strain on our resources and make it difficult to operate in certain jurisdictions, if at all, and we may be forced to limit or stop operations if the regulatory environment precludes us from competing effectively. Further, the European Union (“E.U.”) has taken steps to harmonize the rules and standards for instant payment, ensuring interoperability and security among different payment schemes and systems, as well as adopting the Markets in Crypto-Assets Regulation (“MiCAR”), which creates a European regulatory framework for cryptoassets. As MiCAR is implemented, we expect there will be further regulatory guidance issued by relevant regulatory authorities which, for the time being, presents greater regulatory uncertainty as to how MiCAR will be applied and enforced. See “Business—State of Regulation.” We expect to continue to incur significant costs, both in respect of the ongoing MiCAR authorization filing as well as costs to comply with these requirements on an ongoing basis.

As we continue to grow rapidly and add additional services and asset classes to our platform, as well as expand our operations to additional countries and jurisdictions, we will face increasing regulatory demands, and we may have difficulty complying with our regulatory obligations. Any changes to such regulations, implementation of new regulations or enforcement of regulations which we are subject to may require expenditure of significant time and resources on a one-off and ongoing basis, and could have a material adverse impact on our business, financial condition, cash flows and results of operations. Failure to comply with any regulations may result in fines, negative publicity and reputational harm and restrictions on our activities, among other sanctions, which would materially impact our business, including financially and/or reputationally.

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Moreover, certain of the products and services offered by us are considered complex with respect to their provision to retail users and additional compliance obligations apply to such products. For example, in the U.K. and the EEA and Australia, we are obligated to assess the “target market” for, and “appropriateness” of, complex products (including contracts for difference) for our users, even where they are sold on an “execution-only basis.” We are also obligated to perform a “suitability” assessment for our CopyTrading and Smart Portfolio services. Any potential changes to existing requirements concerning appropriateness or suitability may require enhancements to our existing systems and processes, which may lead to increased compliance costs or negatively impact the proportion of addressable users. Further, regulators in the EEA, the U.K., Australia and in some other jurisdictions in which we are regulated or serve users have imposed prohibitions or restrictions on, or applied greater scrutiny to, the marketing, distribution and sale of complex products, such as margin and leveraged products, derivatives and contracts for difference and services to retail users given the inherent risks for users due to the sophisticated nature and volatility of these products which will have a significant impact on our business. For example, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings against our Australian subsidiary, eToro AUS Capital Ltd., alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products (specifically, contracts for difference). ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on our financial position and reputation in Australia, create the potential for a class action lawsuit and for regulators in other jurisdictions to rely on the outcome of this proceeding to support their own actions against us. In addition, the Cyprus Securities and Exchange Commission (“CySEC”) has also made inquiries in connection with potential breaches of eToro (Europe) Ltd.’s product governance (including “target market” determinations), appropriateness and suitability obligations in respect of our contracts for difference offering to retail users. We have also restricted the offering of contracts for difference in certain jurisdictions, including for example in Spain and Belgium, in light of the positions taken by local regulators. Regulators have and may continue to take views on the regulatory treatment of certain of our products and services which may not align with how we have interpreted the relevant regulatory requirements. In each case, any such measures could expose us to regulatory action, including fines, license revocation, or reputational harm and may have a material adverse effect on our business, financial condition, cash flows and results of operations. Any future regulations may affect the availability of our products and materially and adversely affect our business.

We implement and maintain policies, procedures and controls intended to promote compliance with AML, CTF and APF (including KYC), anti-bribery and corruption and sanctions laws. However, these laws may change in the jurisdictions in which we are regulated or serve users, which could lead to new regulatory or legal requirements. We regularly review, assess and, where required, enhance policies, procedures and controls, including in response to changes in such laws. KYC checks are reliant on users providing true and accurate information and whilst we have policies, procedures and systems and controls in place to verify the identity of our users and check the veracity of KYC information (including periodically refreshing KYC as well as users being subject to ongoing monitoring, using a risk based approach), our ability to meet our AML, CTF and APF obligations may be adversely affected by bad actors seeking to purposefully provide false information, thereby increasing our potential exposure to money laundering, terrorist financing and/or proliferation financing risk, which could lead to sanctions, cease and desist orders or other civil or criminal penalties and censures which could significantly and adversely affect our continued operations and financial condition. See “—We are required to comply with certain laws related to sanctions, fraud, AML, CTF and APF and anti-bribery and corruption.”

Regulatory challenges may arise as a result of geopolitical changes or from changes to laws and regulations, including with respect to cryptoassets. Many of the regulations we are governed by are intended to protect the public, our users and the integrity of the markets and not necessarily our shareholders. In addition, the U.K.’s departure from the E.U. (“Brexit”) has led to increased complexity for financial services firms as national laws and regulations in the U.K. start to diverge from E.U. laws and regulations. In particular, we may face new regulatory costs and challenges as markets and regulations evolve.

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Moreover, our subsidiaries engage in cross-selling to our users of certain products and services offered by other of our subsidiaries. Any changes in laws, regulations, regulatory interpretations or approaches which preclude, restrict or require any changes to such intra-group cross-selling arrangements could have a material adverse effect on our business, financial conditions, cash flow and results of operations. In addition, we rely on certain of our subsidiaries to provide services to users on a cross-border basis in jurisdictions where we do not have a local presence. Regulators may object to these arrangements. This could limit our ability to grow or continue to operate our business in certain jurisdictions, reduce revenues in a particular jurisdiction, negatively impact our relationships with regulators, expose us to the risk of regulatory fines, penalties and sanctions, or render our contracts with our users unenforceable.

We are in the process of obtaining and/or activating licenses and registrations, including with respect to cryptoassets, in certain jurisdictions, as well as opening representative offices in a number of localities in which we currently operate on a cross-border basis. While eToro entities already hold certain licenses in a number of jurisdictions globally, eToro entities may, however, be required to temporarily or permanently cease or reorganize their offerings in certain jurisdictions, including the E.U. Such additional licenses, reorganizations, temporary or permanent cessation of our offerings could have a material adverse effect on our business, financial condition, cash flows and results of operations and reputation. In addition, there is no guarantee that the relevant eToro entities will be granted licenses, registrations or variations to existing licenses in respect of the applications it has filed or otherwise intends to or is in the process of obtaining, or that such licenses, registrations or variations will be granted without conditions or other restrictions.

Various jurisdictions, including the E.U. and the U.K., have been introducing a range of measures to combat “greenwashing,” whereby sustainability-related statements, declarations, actions or communications do not clearly and fairly reflect the underlying sustainability profile of an entity, financial product or financial service. While we strive to provide accurate information regarding such products or services and their sustainability profiles, we may inadvertently provide inaccurate information. As a result we may be in breach of “greenwashing” requirements in relation to the products, services or other financial instruments which we offer or otherwise support, which may be misleading to investors in the form that is provided. Such actions could result in regulatory enforcement action, including fines, sanctions, penalties, prohibitions on the conduct of our business and could ultimately damage to our reputation and may have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, certain assets, such as securities and cryptoasset staking programs, are available on our platform and wallets, but are currently unavailable to users in Germany (where staking is not offered more generally), the U.K. and the United States on the basis of regulatory restrictions. In order to ensure users in such jurisdictions cannot access such assets and staking programs, we have systems in place to identify the geographical location of each user’s IP address at the user registration stage. If an IP address is detected in Germany, the U.K. or the United States, the user is asked to sign the appropriate terms and conditions, privacy policy and cookie policy. From this point onwards the user will only be exposed to products that are compliant with local regulations in their jurisdiction. However, there is no guarantee that such systems and controls will be entirely effective. In the event such systems and controls are inadequate, or deemed by a regulator to be inadequate, and we are directed to restrict the access of users to products that are permitted in their jurisdiction, we could be exposed to regulatory action, which may result in fines, negative publicity and reputational harm and restrictions on our activities, among other sanctions, which would materially impact our business, including financially and/or reputationally.

Finally, certain regulatory authorities limit the ability of third parties to acquire more than 9.99% of our issued share capital or voting power unless the acquiring shareholder has been granted a license by such regulatory authorities or such ownership is otherwise approved. Our A&R memorandum and articles include various provisions designed to help implement these restrictions, which may impact our ability to access the equity capital markets in the future and impact the ability of our shareholders to sell large portions of their common shares. For additional information on regulatory limitations, see “Description of Share Capital.”

Regulators worldwide frequently study each other’s approaches to the regulation of complex investment products and cryptoassets. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and

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other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated elsewhere, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes. In addition, although we have policies and procedures in place for determining the characterization of cryptoassets and the offering of complex investment products and cryptoassets to retail investors, such policies and procedures may not be fully effective in mitigating our risk exposure.

The complexity of the international and U.S. federal and state regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

We are required to comply with certain laws related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption.

We are required to comply with aspects of laws and regulations imposed, administered and enforced by regulatory authorities around the world related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption requirements (for example, the U.S. Foreign Corrupt Practices Act 1977 and the U.K. Bribery Act 2010). The geographic span of our operations and user base increase the risk that our activities may be found to be non-compliant with these requirements. Because of our large user base, and because the AML, CTF, APF and sanctions laws are complex and constantly changing, monitoring compliance requires significant resources and technical capabilities. Furthermore, the increasing sophistication of financial crimes could limit our ability to detect unlawful transactions. If we were to be found to have violated sanctions, fraud, AML, CTF and APF laws, or anti-bribery and corruption laws, directly or indirectly or even inadvertently, this could have substantial negative consequences for our business. This could include, for example, us becoming subject to government investigations (and incurring costs in relating to such proceedings), substantial criminal and civil penalties, revocation, suspension, restriction or variation of conditions of our operating licenses, litigation, loss of commercial and banking relationships and harm to our business and reputation. Our ability to comply with the AML, CTF, APF and sanctions laws is predominantly dependent on our user identification, KYC, transaction monitoring and screening and reporting capabilities. Although we have implemented policies, procedures and controls to promote compliance with sanctions, fraud, AML, CTF and APF laws and anti-bribery and corruption laws, we have in the past dealt with sanctioned persons (and there is a risk we may still be doing so and will continue to do so in the future) and there is no guarantee that our controls will ensure compliance at all times and in all cases. There also can be no assurance that our employees or agents will not violate such laws and regulations and a failure by us or our employees or agents to comply with such laws and regulations and subsequent judgment or settlement against us under these laws could subject us to monetary penalties, damages and/or have a significant financial and reputational impact. Moreover, as a result of the Russian invasion of Ukraine, the E.U., the U.K., the United States and other jurisdictions have imposed wide-ranging sanctions on Russia and Belarus and persons associated with Russia and Belarus. There can be no certainty regarding whether such governments or additional governments will impose further sanctions, or other economic or military measures against Russia or Belarus (or other jurisdictions). Our risk-based sanctions and AML, CTF and APF compliance programs include monitoring of IP addresses to identify prohibited jurisdictions, as well as the monitoring of blockchain addresses that are as prohibited or that otherwise are believed by us to be associated with prohibited persons or jurisdictions. Nonetheless, there can be no

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guarantee that these measures will prevent all breaches of AML, CTF, APF and sanctions requirements. In particular, the nature of the blockchain and of our services makes it more difficult in all circumstances to prevent transactions with particular persons or addresses, and we may be inadvertently and without knowledge directly or indirectly engaging in transactions with, or for the benefit of, sanctioned persons. Sanctions, including sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.K. can often be enforced on a “strict liability” basis, meaning we may be held responsible for transactions with sanctioned persons even if we have no knowledge that a particular counterparty is sanctioned. If it is determined that we have transacted with sanctioned persons, even inadvertently, we may suffer reputational harm, be forced to pay fines or penalties and have increased costs associated with governmental inquiries and investigations, any one of which could adversely affect our business, financial condition, cash flows and results of operations.

Further, operating digital payments, e-money and trading services brings the risk of criminals abusing our products and services. For example, there have in the past been instances of criminal organizations opening fraudulent eToro Money accounts which enabled the laundering of illicit funds and instances of eToro users misusing the Popular Investor program by fraudulently copying each other’s positions to increase the fees they might receive. To date these instances have occurred infrequently. There can be no assurance that our systems will be able to detect or prevent all illicit activities in the future, and failure to prevent such activities could result in significant financial losses, fines, damages, consumer redress exercises, litigation, legal and regulatory sanctions and damage to our reputation, which in turn could have a material adverse effect on our business, financial condition, cash flows and results of operations.

See “Business—State of Regulation” for further detail on the relevant AML, CTF and APF regulations we are subject to.

We have been subject to regulatory inquiries, audits, examinations, investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs, require us to change our business practices in a materially adverse manner and may be damaging to our reputation.

From time to time, we have been and currently are subject to regulatory inquiries, audits, examinations, investigations, actions and settlements, and, given the highly regulated nature of the sectors in which we operate and the novelty of the cryptoasset industry, we expect that we will be subject in the future to further legal and regulatory examinations and investigations and enforcement actions arising out of our business practices and operations, conducted by regulatory or other governmental bodies including, by way of example, CySEC, the U.K. Financial Conduct Authority (the “FCA”), ASIC and the SEC, among other authorities. These regulatory inquiries, audits, examinations and investigations have in some instances in the past and might in the future lead to lawsuits, arbitration claims, enforcement proceedings and class actions, as well as other actions and claims, that result in injunctions, fines, penalties and monetary settlements. For example, in September 2024, eToro USA LLC entered into a settlement agreement with the SEC, which resulted in a civil penalty in the amount of $1.5 million paid to the SEC and changes to the scope of cryptoassets we market in the United States. See “—If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions.” In addition, ASIC has commenced proceedings against eToro AUS Capital Ltd., alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products in Australia and CySEC has made inquiries in connection with potential breaches of eToro (Europe) Ltd.’s product governance (including its “target market” determinations), appropriateness and suitability obligations in respect of its contracts for difference offering to retail clients. In addition, CySEC has made inquiries in relation to the outsourcing arrangements of eToro (Europe) Ltd. See “—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations” and “—We are subject to risks relating to litigation (including class actions), claims and potential liabilities under laws and regulations applicable to financial services, including enforcement actions, investigations and examinations of regulatory authorities in jurisdictions in which we

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are regulated or serve users or have users.” Moreover, in October 2018, after previous correspondence with the Ontario Securities Commission (the “OSC”), the OSC issued a notice of hearing for our subsidiary, eToro (Europe) Ltd.’s, trading in securities without complying with Ontario’s securities law related to licensing. As a result, we paid an administrative penalty and ceased providing services in Canada without prejudice to our right to resume services in Canada subject to obtaining appropriate licenses in the future.

These and other proceedings inquiries, audits, examinations, investigations and other regulatory matters, might subject us to fines, penalties and monetary settlements, customer redress exercises, harm our reputation and brand, require substantial management attention, result in additional compliance requirements, result in certain of our subsidiaries losing their regulatory licenses or ability to conduct business in some jurisdictions, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, require changes to our products and services, require changes in personnel or management, delay planned product or service launches or development, limit our ability to acquire other complementary businesses and technologies, or lead to the suspension or expulsion of our broker-dealer or other regulated subsidiaries or their officers or employees.

If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions.

Failure to obtain, qualify for, maintain or comply with the authorizations, approvals, licenses, permits or the regulatory frameworks established in each of the jurisdictions in which we and our subsidiaries are regulated, serve users or market our products and services gives rise to a number of significant risks, including, but not limited to, the removal of permissions to operate, fines, customer redress and public censures. Given the increased regulatory attention on retail brokers, and in particular those offering cryptoassets and other complex products (including contracts for difference) for retail users, the risks of any of the foregoing occurring are high and would materially and adversely affect our business, financial condition, cash flows and results of operations. Non-compliance with laws and regulations, for example with respect to financial services licensing requirements, the marketing or providing of our products or services to users and consumer protection legislation in the jurisdictions in which our users reside, could affect the enforceability of our contracts. See “—We are subject to consumer protection regimes around the world, which impose restrictions on the way we market and distribute information about our products and services, set our requirements in relation to the fairness of terms with users and which may render our user terms unenforceable in whole or in part.” If regulators conclude that our marketing or financial promotions are not fair or clear, are misleading, are considered deceptive or abusive or that our conduct or our numerous third-party marketing partners’ conduct otherwise does not comply with applicable laws or regulations or that we have not complied with our AML, CTF, APF or market abuse surveillance obligations, we may be exposed to significant criminal, administrative and civil penalties or other regulatory sanctions and we may be required to alter our marketing strategies in a manner which may impact the development of our business. For example, in July 2023, the Competition and Market Authority in Italy (Autorita’ Garante della Concorrenza e del Mercato) imposed a fine of €1.3 million on our subsidiary, eToro (Europe) Ltd., in connection with the content of its marketing disclosures with respect to zero commission or zero fee services. In addition, in the EEA we are subject to regulatory oversight by multiple jurisdictions by virtue of our reliance on the financial services passporting regime. Similarly, in the United States, we are subject to a significant amount of federal and state regulatory oversight, which requires that we obtain and maintain numerous federal and state registrations and licenses and subjects us to multiple, and at time parallel and duplicative, reporting obligations, audits, investigations and regulatory actions. Disparate regulatory requirements, such as licensing, marketing, product and reporting obligations constitute a significant regulatory and operational burden, may require that we modify our product offerings, or the manner in which they are marketed and sold, based upon the location of our EEA or U.S. users. Failure to maintain licenses or registrations in particular jurisdictions may require that we cease marketing or providing some or all products and services to users located in that particular jurisdiction. We may also be subject to litigation, investigations, fines, disgorgement of income, sanctions, damages and additional penalties

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or restrictions that could significantly harm our business. Additionally, in connection with providing our services in multiple currencies, we may face scrutiny from financial regulators if we incorrectly set our foreign currency exchange rates.

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies and legal interpretations both of the jurisdictions in which we are regulated or serve users and those into which we offer and/or provide services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, cryptoassets and related technologies across jurisdictions often impose different, more specific, or even conflicting obligations on us, as well as broader liability. The complexity of the various regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis as to our compliance frameworks or concluding that certain products and services are currently unregulated, such compliance frameworks may be deemed to be insufficient or such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

Our business relies on various IT systems in order to provide and administer our products and services for our users. These systems may fail or otherwise encounter technical, issues, bugs or software errors (or similar) which result in us failing to comply with authorizations, approvals, licenses, permits or the regulatory frameworks to which we are subject. Any non-compliance could expose us to regulatory sanctions, litigation, investigations, fines and other penalties or restrictions that could harm our business and reputation.

We may be unable to obtain or acquire additional licenses, registrations or other regulatory approvals which may be required for our business, or be unable to do so without changes to our business model, which may prevent us from servicing users in certain jurisdictions. For example, the Federal Financial Authority in Germany (Bundesanstalt für Finanzdienstleistungsaufsicht) rejected our application to provide cryptoasset custody and cryptoasset trading services in Germany, which has resulted in the ongoing wind-down of certain products and services in Germany. In this instance, we were able to mitigate the impact to clients by transferring certain assets to local providers, however, in the future, we may be unable to source alternative providers and arrangements to mitigate the adverse impacts arising from such regulatory action.

Although we have compliance programs in place as well as compliance and risk management policies and procedures to deal with these dynamic regulatory obligations, we cannot guarantee that such compliance programs policies and procedures will ensure compliance at all times and in all cases, with all applicable laws, rules, regulations and guidance including in identifying or mitigating compliance and risk exposure in all markets or against all types of risk, in particular in jurisdictions with outcomes-based regulation. While we have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, there can be no assurance these are sufficient, especially as our business is growing rapidly and the regulatory landscape is constantly evolving. We are, and have been, in dialogue with certain regulators relating to compliance with applicable regulations, including, but not limited to, engagement with the CySEC and the Financial Intelligence Analysis Unit of Malta related to compliance with AML regulations, engagement with the CySEC related to applicable marketing rules and applicable “best execution” requirements and, by virtue of the EEA financial services passporting regime, engagement with various EEA regulators via the CySEC. While we continue to review and enhance our compliance programs, regulators are likely to continue scrutinizing our operations for compliance with applicable regulations and may take issue with the manner in which we provide or market, or have provided or marketed, our services and products in the relevant jurisdiction. Furthermore,

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regulators may scrutinize certain practices or procedures across the industries or markets in which we operate, and could issue new regulatory guidance for all industry participants that would also require us to materially change our business practices. Regulators frequently reach out to firms, including in connection with thematic and industry wide reviews, and given our relatively high profile in the sector, we expect to be part of such regulatory outreach where relevant to our business. The result of any regulatory scrutiny or new regulatory guidance may be, for example, regulatory enforcement action, imposition of fines, certain of our subsidiaries losing their regulatory licenses or ability to conduct business in some jurisdictions, changes to our business model or ceasing to do business in particular jurisdictions or in relation to particular products or services, which may have a material impact on our business. Further, any enhancements we make to our compliance programs may prove to be ineffective and may not shield us from liability for actual or perceived breaches of applicable regulatory obligations.

Regulatory investigations and settlements could cause us to incur additional expenses or change our business practices in a manner material and adverse to our business and could significantly damage our reputation. In the past, when such risks have materialized, we have been required to pay fines and update our products and services or restrict access to such products and services, or otherwise reorganize or discontinue all or part of our business in specific jurisdictions with a view to compliance with applicable regulations or enforcement actions. For example, on September 12, 2024, eToro USA LLC entered into a settlement agreement with the SEC, a result of which eToro USA LLC limited its cryptoasset trading offering in the United States to spot trading of bitcoin, bitcoin cash and ether. Pursuant to the settlement, eToro USA LLC was required to (i) cease and desist from committing or causing any violations and future violations of Sections 15(a) and 17A of the Exchange Act in connection with the offering of trading in various cryptoassets that the SEC has alleged to constitute cryptoasset securities, (ii) pay a civil money penalty in the amount of $1.5 million to the SEC and (iii) if, after 180 days from the settlement date, there are cryptoassets, other than bitcoin, bitcoin cash and ether, in any omnibus wallet attributable to one or more users for which the ability to transfer the cryptoassets is not available, to liquidate any such cryptoasset securities in a way acceptable to SEC staff and return the proceeds to the respective users. It is possible that we will be required to update or restrict access to our products and services again in the future, or otherwise reorganize or discontinue elements of our business in particular jurisdictions.

We are subject to consumer protection regimes around the world, which impose restrictions on the way we market and distribute information about our products and services, set our requirements in relation to the fairness of terms with users and which may render our user terms unenforceable in whole or in part.

We have seen increasing focus on consumer protection globally. For example, the U.K. implemented a “consumer duty,” and as part of its Capital Markets Union Action Plan the European Commission published its Retail Investment Strategy (“RIS”) and retail investor package in May 2023 for which the European Parliament and European Council adopted their negotiation positions in April 2024 and June 2024, respectively and which is set to be formally in place by 2026. In addition, Australian-regulated firms have been required to comply with certain product design and distribution obligations (the “DDO”) since October 2021. The DDO specifically requires firms to take a consumer-centric approach to product design and take reasonable steps to ensure financial products reach the consumers in the target market for those products. U.S. federal and state laws also broadly prohibit unfair competition and unfair, deceptive and abusive acts and practices. These consumer-focused regulations impose requirements on us in the way we market and offer our products around the world. These requirements are costly to maintain and difficult to enforce in the many jurisdictions in which we are regulated or serve users.

There are also considerable uncertainties regarding the effects of the new consumer protection regimes which apply to us, including the U.K. “consumer duty,” the RIS and the DDO, on our business and the expanded requirements may necessitate significant operational adjustments, including revisiting assessments of fair value, revising user communication protocols, refining risk assessments and updating digital interfaces to meet higher transparency standards. These new regimes may limit the number of retail investors which may receive our products and services and we expect to incur significant costs when implementing these new requirements and complying with them on an ongoing basis. Failure to

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meet these obligations may result in reputational damage, user complaints and increased scrutiny from regulators with the potential for regulatory and other proceedings, which may result in, among other consequences, financial penalties or monetary settlements.

Further, there has been, and may continue to be, a trend towards “outcomes-based” and guidance-driven regulations in many of the material jurisdictions where we are directly regulated. That is, instead of, or in addition to, determining compliance by reference to whether a regulated firm has taken relevant steps or implemented certain processes, regulators are now assessing compliance by reference to whether firms actually deliver good outcomes for retail clients. The U.K. “consumer duty,” for example, requires firms to consider whether: (i) their products meet user needs and are fit for purpose, (ii) they are providing fair value to retail clients, (iii) consumers are able to understand their service offering and, as a result, make informed decisions about products and services and (iv) they provide adequate support to consumers at all stages of the client journey. The increased focus on outcomes may also result in subjectivity of interpretation and application, meaning it could be unclear to us how regulators will determine if we have satisfied our obligations. We have in the past, and may in the future, be subject to regulators in different jurisdictions forming differing views as to whether we have delivered good outcomes for our users, despite adopting the same or substantially similar approaches to compliance with the obligations in each respective jurisdiction. Compliance with differing jurisdictions’ interpretations of regulations can be costly, time consuming and adversely affect our business, financial condition, cash flows and results of operations.

In addition, our agreements with users will be subject to broad consumer protection rules in various jurisdictions, which may impact the enforceability of certain terms of user agreements or the user agreements as a whole. In addition, courts, regulators and other government agencies may have broad powers under consumer protection rules. For example, in the U.K., the Consumer Rights Act 2015 provides that a consumer may challenge a term in an agreement on the basis that it is “unfair” and is therefore not binding on the consumer (although the rest of the agreement will remain enforceable if it is capable of continuing in existence without the unfair term) and provide that a regulator may take action to stop the use of terms which are considered to be unfair. Contraventions or alleged contraventions of such consumer protection rules in various jurisdictions applicable to us may result in litigation, unenforceable user terms, customer redress exercises and monetary settlements.

Failure to comply with best execution requirements or changes to regulatory frameworks governing best execution practices could result in penalties or adversely affect our business.

As a result of our licensing profile, we are subject to “best execution” requirements under applicable regulations in multiple jurisdictions, for some of the products we offer. Requirements vary between different jurisdictions and may, for example, require us to obtain the best reasonably available terms for users’ orders or to take sufficient steps to obtain, when executing orders, the best possible results for clients. We may, for example, be required to use reasonable diligence so that the price to the user is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, the size and type of the transaction, the number of markets checked, accessibility of quotations and the terms and conditions of the order as communicated by the user. In such cases, although we are not required to examine every user’s order individually for compliance, we must undertake regular and rigorous reviews of the quality of our user order execution. We face the risk of investigations or penalties in the future related to our best execution practices. We might also be adversely affected in the future by regulatory changes related to our obligations with regard to best execution. There is a risk that regulatory bodies may adopt additional regulation relating to best execution requirements as a result of heightened scrutiny or otherwise. Any such regulations could have a material adverse impact on our business and one of our significant sources of revenue. We may be penalized if we fail to comply with these requirements and these requirements might be modified in the future in a way that could harm our business.

We are required to manage sanctions-related risks posed by our users and third parties.

We are required to comply with applicable sanctions laws and regulations. Sanctions laws and regulations can change frequently and at short notice, and target new persons, sectors or countries. In the current geopolitical climate, there is a risk that sanctions laws will continue to evolve and further

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restrictions will be implemented, including in relation to jurisdictions such as Russia. Following Russia’s invasion of Ukraine in February 2022, significant new sanctions laws and regulations have been imposed by multiple jurisdictions on Russia and Belarus. We have also seen certain jurisdictions impose limited sanctions connected to certain persons in Israel. Any deterioration in the current geopolitical climate could see further changes in sanctions laws and regulations, which could lead to increased operational costs or resourcing being required across the business to address such matters.

Given changes to sanctions laws can be implemented with little to no notice, we are required to react quickly to any developments. This could include, for example, blocking accounts or halting trading in certain securities. In the event that we are required to take any such steps, it could lead to users or other parties alleging they have suffered loss and seeking to assert claims against the business, which would negative impact our financial condition. We have implemented policies, procedures and controls reasonably designed to promote compliance with applicable sanctions laws.

Since 2019 we have taken steps to close user accounts based in Russia or Belarus and halt trading in Russian securities. As of the date of this prospectus, certain limited non-sanctioned users in Russia and Belarus remain open owing to the sanctions that have been imposed by the U.S. and other jurisdictions against Russian financial institutions. As a result of those sanctions, we have been unable to transfer funds belonging to those users to their financial institutions. All such accounts have been restricted, and no new deposits are accepted. While there is a risk that such users could become subject to sanctions, all such accounts are already effectively frozen. If any such users became subject to sanctions, we may be required to submit reports to applicable regulators and/or seek licenses to close such accounts, which may be time consuming and harm our reputation.

We may be subject to operational, regulatory and reputational risks related to our CopyTrader program and Smart Portfolios.

Our social features, specifically CopyTrader and Smart Portfolios, which allow users to follow and replicate the trading activities of other users or portfolios, respectively, may expose us to certain operational, regulatory and reputational risks. CopyTrader and Smart Portfolios require us to execute numerous simultaneous trades on behalf of users who have chosen to replicate the trading activities of such accounts or portfolios on our platform. The regulatory treatment of copy trading is inconsistent across the jurisdictions in which we are regulated or serve users and is subject to changing regulatory requirements and obligations. Regulatory changes in relation to social trading offerings may require us to change our products or business practices or obtain new licenses and authorizations and may adversely affect our business and financial results. It is also relevant that the approach taken to regulating copy trading services, including CopyTrader and Smart Portfolios, may differ in the jurisdictions in which we are regulated or serve users, which requires us to adapt how this service is provided based on where a particular user is located and, in turn, leads to us incurring significant costs to make this offering available globally or the imposition of restrictions of such services. For example, ESMA has published guidance for firms offering copy trading services, which sets out supervisory expectations with regard to firms’ compliance with relevant information requirements (including on marketing, costs and charges), product governance, suitability and appropriateness assessments, remuneration and inducements and additional elements. Compliance with regulations, and ensuring we are aware of new and upcoming regulations, is timely and costly, and failure to comply may lead to fines and penalties and customer redress, which would adversely affect our business, financial condition, cash flows and results of operations. See “Business—State of Regulation—Social Investing.”

Further, the complexities associated with executing large volumes of trades in real-time create significant operational challenges, including increased system demands, data processing requirements and the need for high-performance trading infrastructure. This includes where a large number of individuals copy the trading undertaken by a single “Popular Investor,” which creates a risk that there may be a large number of trades which fail to settle due to the volume of trades which need to be executed, as compared to the availability of that asset in the market. By extension, this could have broader impacts on market integrity. Users may therefore suffer losses while using these features and we may face increased user dissatisfaction, potential claims for financial losses and adverse publicity as a result. These products also

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involve significant reliance on the individual strategies of participating users, which may not be entirely transparent or predictable and exposes us to the risks of improper or unsuitable trading behavior, including trading behavior amounting to market abuse, by those whose strategies are followed or copied. In addition, ensuring that the CopyTrader service meets product governance requirements (including relating to target market determination), suitability requirements and appropriateness requirements relies on the relevant user being copied continuing to trade in a way which is consistent with our initial assessment of their portfolio, and our ability to have transparency over this.

The nature of “social trading” and the use of influencers may expose us to regulatory and reputational risks.

The social aspect of our platform exposes us to risks, some of which are similar to any other social media company, however, some present unique risks given our financial services offering. Statements made by our users through our platform may be misleading or manipulative and could lead to abusive or disorderly trading and/or result in users entering into transactions that are not suitable for them. We may incur liability as a result of information received from third-parties made available through our platform or claims related to our products. Further, we moderate the content put out by our users on our platform in a manner consistent with laws, rules and regulations governing social media platforms, such as the Digital Services Act (the “DSA”) in Europe as well as other applicable laws, rules and regulations. If we violate any of these applicable laws, rules and regulations, we may be subject to regulatory enforcement action, including fines, sanctions, penalties and prohibitions on the conduct of our business, which may adversely affect our business, financial condition, cash flows and results of operations.

Following significant retail investor trading in certain “meme stocks” in early 2021 (including, for example, with a view to causing a “short squeeze” in specific stocks), social trading (including trading through firms who offer services with “game-like” features) has received regulatory interest and may receive increased regulatory scrutiny going forward. In addition, regulations regarding digital engagement practices as well as broader content-focused legislation or regulatory changes regulating content and certain features on our platform or social trading offerings may require us to change our products and/or business practices and may adversely affect our business and financial results. Legislators and regulators in jurisdictions in which we operate have in the past, and may in the future, solicit comment from the public on proposed or adopted laws or regulations relating to use of “game-like” features, predictive analytics or other digital engagement features or practices in various services, including potential conflicts of interests that may arise as a result of such practices. If such laws or regulations are adopted in jurisdictions in which we operate and are deemed to apply to our products and services, we may be required to change the way in which we market our offering, which could materially adversely affect our business. Furthermore, we may be negatively affected by the actions of users that are deemed to be hostile or inappropriate by other users or by the actions of users acting under false or inauthentic identifies. In such events, we could suffer from user complaints, litigation and negative publicity.

In addition, we provide a variety of investment education and tools, including our CopyTrader and Smart Portfolio features and the “eToro Academy,” an education hub with free resources to improve users’ understanding of financial markets. We also operate the “eToro Club” for users with various tiers of membership. We do not consider these resources or tools to constitute inducement, investment advice or investment recommendations, but we cannot guarantee that such services would not be construed as constituting and inducement, investment advice or recommendations by users or regulatory agencies, which could require us to change the way in which we interact with our users, which may materially adversely affect our business.

We also work with a number of social influencers in connection with the marketing of certain of our products and services. Regulators, including the FCA in the U.K., are taking targeted action against “finfluencers” who are found to be promoting financial services products illegally. We may be negatively affected by the outcome of such regulatory enforcement action or any new regulations, legislation or guidance which may be imposed in connection with the marketing of financial products via social influencers. In particular, we may be required to change our marketing or business practices and may

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be negatively affected by the actions of social influencers who are deemed to be acting illegally. In such events, we could suffer from user complaints, litigation and negative publicity, which may adversely affect our business and reputation.

In addition, we work with third-party affiliates and partners, including social influencers, who are based in a number of jurisdictions to promote our platform, including jurisdictions in which we are specifically licensed and/or authorized, as well as jurisdictions in which we are not specifically licensed or authorized where we rely on advice of counsel on the parameters of permissible cross-border business. See “—We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time.” We may be negatively affected by the actions of the third-party affiliates and partners that act outside of the acceptable legal and regulatory parameters when promoting our platform. We may also be negatively affected should any bans or registration requirements be imposed on our use of such third-party affiliates and partners in any applicable jurisdiction. Although we monitor the promotional activity of our third-party affiliates and partners, some actions they take may not be detected. In such circumstances, we may be subject to regulatory and other proceedings that might subject us to, among other consequences, fines, penalties and monetary settlements, any of which may harm our reputation and brand, require substantial management attention, customer redress, result in additional compliance requirements and in certain of our subsidiaries losing their ability to conduct business in some jurisdictions, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, including how we market our products and services.

We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time.

We operate in certain jurisdictions, offer and market services or provide services to users in certain jurisdictions, in which we are not specifically licensed or authorized. We do so based on our management’s estimation of the legal and regulatory requirements in the relevant jurisdiction (including an assessment of the likelihood of enforcement action being taken against us). We may be subject to fines, penalties or otherwise forced to cease providing certain products or services should a local regulatory agency or other authority determine that our conduct is not in compliance with local laws or regulations, including marketing local licensing or authorization requirements. Further, we face similar risks should the regulatory environment in a jurisdiction change, including a circumstance where laws or regulations or marketing licensing or authorization requirements that previously were not in force come into force or where local views and understandings change. In certain jurisdictions, our determination takes into account advice sought from local counsel as to whether certain parts or the entirety of our business in such jurisdictions, or the products (including cryptoassets) and services that we market or offer to users in those jurisdictions, are subject to local marketing or licensing requirements or other regulations or are otherwise covered by our existing regulatory licenses. This legal advice is qualified by assumptions and those assumptions may turn out to be inconclusive or incorrect and subject to change. Furthermore, such legal advice applies only as of the date such decision was rendered. It is possible that the legal and regulatory framework informing such legal advice may change at any time. Our processes for refreshing this advice periodically may not identify relevant changes in laws and regulations immediately or in a timely manner. In addition, it is possible that a regulator may disagree with our interpretation of the applicability of a regulatory framework to our business or that our interpretation may be incorrect, in particular in circumstances where the underlying rules are unclear or subject to interpretation. Failure to comply with relevant licensing, registration or other regulatory requirements or regulations could lead to reputational damage to us, limit our ability to grow or continue to operate our business in certain jurisdictions, reduce revenues in a particular jurisdiction, negatively impact our relationships with regulators, expose us to the risk of regulatory fines, penalties and sanctions, or render our contracts with our users unenforceable.

For example, in June 2020, Chinese authorities initiated an industry-wide campaign affecting other financial services companies operating in China, including our local subsidiary which provided support services to our regulated group companies. While we no longer have operations or users in China, similar regulatory actions in other jurisdictions could require us to restructure or discontinue certain activities, potentially increasing costs or limiting our operational scope. Further, in March 2024, the Philippines

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Securities and Exchange Commission issued an advisory notice which, among other things, stated that we are not authorized to sell or to offer securities to the public in the Philippines. Following publication of such notice, we have ceased onboarding and commenced off-boarding of all users based in the Philippines while we await final resolution with the Philippines Securities and Exchange Commission. We have in the past been the subject of similar notices, or have been named as unlicensed entities, in other jurisdictions, and there can be no assurances that we won’t receive, or be the subject of, similar notices in the future from relevant securities regulators in the jurisdictions in which we are regulated or serve users. Such notices could lead to reputational damage to us, limit our ability to grow or continue to operate our business in certain jurisdictions, reduce revenues in particular jurisdictions, negatively impact our relationship with regulators, expose us to the risk of regulatory fines, penalties, or sanctions or render our contracts with our users unenforceable.

We are subject to risks relating to litigation (including class actions), claims and potential liabilities under laws and regulations applicable to financial services, including enforcement actions, investigations and examinations of regulatory authorities in jurisdictions in which we are regulated or serve users or have users.

The volume of claims (including disputes with users) and the amount of damages and fines claimed in litigation and regulatory proceedings, as well as the overall risk of class actions against financial services firms, has been increasing and may continue to increase. For example, ASIC has commenced proceedings against eToro AUS Capital Ltd. in connection with the manner in which it has sold contracts for difference products in Australia. See “—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.” The amounts involved in the trades we execute, together with rapid price movements in certain assets can result in potentially large damage claims in any litigation resulting from such trades or other products or services provided by us. Due to our large user base, class action lawsuits against us may claim large monetary damages, even if the alleged per user harm is small or nonexistent. The social networking aspect of our platform enables our users to communicate with each other regarding their trades on our platform, which could lead to amplification of complaints or coordination between users. If many of our users lose money, they may share this fact on our platform and other social networks, which could result in increased regulatory scrutiny. Dissatisfied users, regulators or SROs may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business continues to expand. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities. In addition, the outcome of any proceedings against us may cause or otherwise encourage other regulators, users or otherwise to take action against us, including regulatory investigations and litigation. Further, outcomes in any regulatory actions may be followed closely by other jurisdictions in which we are regulated or serve users, heightening the risk for additional regulatory inquiries.

Even if we prevail in any litigation or enforcement proceedings against it, we could incur significant legal expenses, expend significant resources and divert management attention in order to handle such claims, even those without merit. Moreover, because even meritless claims can damage our reputation or raise concerns among our users, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations.

We are subject to ongoing examinations, audits, inquiries, oversight and reviews by financial services regulators, including the FCA, CySEC and ASIC, each of which have broad discretion to audit and examine our business, as well as U.S. federal and state regulators, including the SEC, Financial Crimes Enforcement Network (“FinCen”) and SROs, such as FINRA. For example, CySEC has periodically sent eToro (Europe) Ltd. requests and various notices and assessments, such as in March 2023, when CySEC sent eToro (Europe) Ltd a report that included the outcomes of a remote audit on its marketing activities, containing an assessment of areas for remediation and recommendations. CySEC consequently requested eToro (Europe) Ltd appoint an independent expert to verify the remediation measures put in place. In addition, on September 12, 2023,

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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CySEC requested that an independent expert be appointed to prepare a report regarding eToro (Europe) Ltd.’s outsourcing arrangements. The CySEC request sought, among other things, a report regarding all the outsourcing arrangements of eToro (Europe) Ltd. with third parties, including an assessment as to whether those outsourcing arrangements are in line with applicable regulatory requirements and an evaluation of measures taken to address the current geopolitical state of affairs in Israel. See “—Risks Related to Our Operations in Israel.” Further, in April 2024, CySEC made inquiries in connection with potential breaches of eToro (Europe) Ltd.’s product governance (including “target market” determinations), appropriateness and suitability obligations in respect of our contracts for difference offering to retail users.

In the United States, the SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and FINRA is an SRO authorized by the SEC to oversee and regulate member firms and their registered representatives, such as registered broker-dealers like our subsidiary eToro USA Securities Inc. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its member firms. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior subject to oversight and approval by the SEC, examines them for regulatory compliance and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations. For example, eToro USA LLC entered into a settlement agreement with the SEC, which resulted in a civil penalty in the amount of $1.5 million to the SEC and changes to the scope of cryptoassets we market in the United States. See “—If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions” and “—We have been subject to regulatory inquiries, audits, examinations, investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs, require us to change our business practices in a materially adverse manner and may be damaging to our reputation.” In addition, on March 11, 2025, eToro USA Securities Inc. received a findings letter from the SEC examination staff in which the staff stated that its examination identified regulatory deficiencies related to the broker-dealer’s recordkeeping, customer account maintenance and net capital requirements. Although we are working to respond to the letter and address the alleged issues, there can be no assurance that such efforts will be sufficient or that this will not result in further actions taken against us.

As a result of findings from audits, inquiries and examinations, regulators have imposed, are imposing, and may in the future impose remedial measures on us requiring us to take certain actions, including amending, updating, or revising our compliance measures or outsourcing arrangements, limiting the kinds of users to which we may provide services, or changing, terminating, or delaying the introduction of new or existing products and services, and any ongoing or future investigation could result in the imposition of injunctions, cease and desist orders, monetary relief such as disgorgement or civil penalties, or undertakings requiring the retention of compliance consultants or monitors, or could require us to limit or cease trading activities or operations entirely in the relevant jurisdiction. Furthermore, we have received, and may in the future receive, examination reports citing potential and actual violations of rules and regulations, inadequacies in our existing compliance programs, and which require us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting and recordkeeping.

Implementing appropriate measures to properly remediate these examination or audit findings, or findings resulting from these inquiries, may require us to incur significant costs, and if we fail to properly remediate any of these findings, we could face civil litigation, regulatory proceedings, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other consequences.

Our reliance on shared and centralized group services and resources may expose us to risks and could give rise to significant costs and liabilities.

A number of our subsidiaries interact with one another for various purposes. In particular, certain of our subsidiaries outsource certain functions to other subsidiaries on an intra-group basis and rely on centralized group services. This reliance on shared and centralized group services and resources has in the

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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past and may in the future expose us to regulatory scrutiny, particularly in areas such as cryptoasset trading, custody and governance. For instance, in 2023 the Federal Financial Authority in Germany (Bundesanstalt für Finanzdienstleistungsaufsicht) rejected our application to provide cryptoasset custody and cryptoasset trading services in Germany, in part based on our extensive reliance on shared and centralized intra-group services and resources. As a result of these types of determinations, certain of our subsidiaries may be required to discontinue specific services or replicate these functions through internal resources or third-party providers. Such measures could significantly increase our operating costs and reduce our revenues associated with these activities. Any failure to comply with such laws and regulations may expose us to regulatory liability and enforcement actions, including substantial fines, limit our ability to provide products and services, subject us and such affiliates to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition, cash flows and results of operations.

We are subject to regulatory capital and liquidity requirements which may affect our ability to distribute profits and/or restrict expansion, which may further affect our ability to conduct our business and may reduce profitability.

We are required by regulators to maintain sufficient funds and financial soundness to adequately support our regulated subsidiaries. The amount that we are required to hold by each regulator is generally calculated to ensure that we have appropriate liquidity and capital to cover our overhead requirements, market risk, credit risk and operational risk. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any additional regulatory requirements. Regulators continue to evaluate and modify regulatory capital and liquidity requirements from time to time as part of their supervisory remit and in response to market events and to improve the stability of the international financial system. For example, we participated in the FCA’s 2023 fast-growing firms multi-firm review which included looking at the adequacy of both U.K. capital and liquidity resources, as well as wind-down planning, which resulted in our implementation of certain remediation measures identified in the review. Such scrutiny by regulators may result in us being required to hold additional financial resources in the future as a result of changing regulatory expectations. Additional revisions to this framework or new capital adequacy or liquidity rules applicable to us may be adopted, or regulators may otherwise request or demand that we increase our levels of liquidity and/or capital in a given jurisdiction, which could further increase our minimum capital or liquidity requirements in the future, have an adverse effect on our business, financial condition, cash flows and results of operations, or result in the removal of permissions to operate, fines and public censures. Even if regulators do not change existing regulations or adopt new ones or make any such request or demand, our minimum capital and liquidity requirements will generally increase in proportion to the size of our business and additional factors such as volatility in the prices of securities, including cryptoassets. As a result, we will need to increase our regulatory capital and liquidity in order to comply with our capital adequacy regulatory obligations, and additionally our inability to increase our capital in a cost-efficient manner could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs and could limit any future decision by our board to declare dividends.

In addition, in March 2022, the SEC Staff issued Staff Accounting Bulletin 121 (“SAB 121”) requiring entities that are responsible for safeguarding cryptoassets held for users to record a liability on their balance sheet to reflect their obligation to safeguard such cryptoassets for users and a corresponding asset at the same time they recognize the safeguarding liability, measured at initial recognition and each reporting date at fair value of the cryptoassets the entity safeguards on behalf of users. Accordingly, we implemented SAB 121 for the years ended December 31, 2023 and 2022. As a result of (and solely by virtue of) our implementation of SAB 121, the cryptoassets we safeguard on behalf of our users appeared on our balance sheets for such periods as an asset and corresponding liability. On January 23, 2025, the SEC Staff issued Staff Accounting Bulletin 122 (“SAB 122”) to rescind SAB 121. Full retrospective application of SAB 122 is required for annual periods beginning after December 15, 2024. We have retroactively implemented SAB 122 for the year ended December 31, 2024 and are implementing SAB 122 moving forward as required by law.

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PURSUANT TO 17 CFR 200.83.

Based on the terms of our user agreement, the structure of our cryptoasset offerings and applicable law, after consultation with internal and external legal counsel, we believe that the cryptoassets we hold in custody for users of our platform should be respected as users’ property (and should not be available to satisfy the claims of our general creditors) in the event we were to enter bankruptcy.

Further, if we do not maintain the regulatory capital and liquidity levels required, our business may be restricted, fined or subject to other disciplinary or corrective actions, which could harm our business, financial condition, cash flows, results of operations and prospects and could result in the wind-down of impacted eToro entities.

Failure or perceived failure to comply with laws, regulations, or other requirements relating to privacy, security and the processing of personal information, could give rise to significant costs and liabilities, and may have a material and adverse impact on our business, financial condition, cash flows and results of operations.

In connection with running our business, we obtain and process large amounts of information that relates to individuals, and that may constitute “personal data,” “personal information,” “nonpublic personal information” or similar terms under applicable data privacy and security laws, including information related to our users and their transactions (collectively, “personal information”). We collect and process personal information related to our website visitors, users, potential users, subscribers, employees, contractors, business partners and vendors, such as names, addresses, demographic data, government-issued identification numbers, online identifiers and financial information, and with respect to employees, health information and demographic data for purposes of workplace accommodations, diversity initiatives and regulatory reporting requirements. We may also obtain personal information from third-party sources, such as lead generation campaigns. We face risks, including to our reputation, business operations and financial condition, in the handling and protection of this personal data, and these risks are likely to increase as our business continues to expand.

There are various local, state, federal and international laws, directives, regulations and other requirements related to the privacy, security and processing of personal information that apply to our collection, use, retention, protection, disclosure, transfer and processing of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions, or conflict with other rules or other actual or asserted obligations. We are also legally obligated by certain laws to provide and comply with privacy policies and are subject to contractual obligations to third parties related to privacy, data protection and cybersecurity. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact our business. For example, the European Union General Data Protection Regulation (“E.U. GDPR”) and the U.K. General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR,” and, together with the E.U. GDPR, the “GDPR”) imposes comprehensive data privacy compliance obligations regarding the processing of personal information, including in relation to cross-border transfers of personal information out of the EEA and U.K. and a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. In relation to cross-border transfers, case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the European Commission approval of the current E.U.-U.S. Data Privacy Framework for data transfers to certified entities in the United States to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, financial condition, cash flows and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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Failure to meet GDPR requirements could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and U.K. GDPR, we could be fined under those regimes independently in respect of the same breach. Such penalties are in addition to any civil litigation claims (including class actions) by users and data subjects. We are currently subject to an assessment notice (for a compulsory audit) from the Cyprus data protection authority which had no findings that would materially impact our business or operations, and may be subject to such notices in the future. In addition to fines and assessment notices, we may be subject to regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices.

We are also subject to evolving E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. Informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to additional costs, require systems changes, limit the effectiveness of our marketing and personalization activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. Member State and U.K. privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions and reputational damage.

In the United States, various federal and state laws and regulations apply to the collection, processing, disclosure and security of personal information. For example, the Federal Trade Commission and certain state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of personal information. Additionally, the California Consumer Privacy Act (“CCPA”) became operative on January 1, 2020. The CCPA gives California residents a private right of action for data breaches that result in the loss of personal information, which increases the likelihood of, and risks associated with, data breach litigation, and imposes additional data privacy compliance requirements that may impact our business. Other state legislatures have also adopted data privacy legislation relating to privacy, data security, data breaches and the protection of sensitive and personal information, with which we must comply. In the future, additional states could also adopt data privacy legislation, which may include more stringent data privacy requirements.

Moreover, we are considered a “financial institution” under the Gramm-Leach Bliley Act (the “GLBA”). The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal financial information.

We may also be subject to laws, regulations and standards covering marketing, advertising and other activities conducted by telephone, email, mobile devices and the internet such as the Telephone Consumer Protection Act and the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM”). Changes in the laws and regulations that govern our collection, use, and disclosure of personal information could impose additional requirements with respect to the retention and security of personal information, could limit our marketing activities, and have an adverse effect on our business, operating results and financial condition.

The interpretation and application of consumer and data protection laws in the United States, Europe and elsewhere are often uncertain and evolving, and may be interpreted and applied in a manner that is inconsistent with our interpretation of such data protection laws and practices. If so, we may be ordered to change our data practices and/or be fined. Complying with these dynamic laws has caused, and could continue to cause, us to incur substantial costs, which could have an adverse effect on our business and results of operations. Additionally, these laws could require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate.

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PURSUANT TO 17 CFR 200.83.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings, or platform, or those of our third-party providers, could fail, or be alleged to fail, to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws, regulations, or other obligations and to prevent unauthorized access to, or use or release of personal information, or the perception that any of the foregoing types of failure has occurred, could result in fines or other penalties by governmental agencies and private claims and litigation (including class action litigation). Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, it could adversely affect our business, financial condition and results of operations. In addition, as we expand, we may assume liabilities for breaches experienced by any companies we acquire and their failures to comply with applicable legal privacy and data protection obligations.

Risks Related to Cryptoassets and Cryptoasset Markets

The future development and growth of cryptoassets is subject to a variety of factors that are difficult to predict and evaluate, including volatility of market price and trading volume.

Cryptoassets such as bitcoin, ether and other cryptoassets were introduced within the past two decades, and the medium-to-long-term value of our cryptoasset services is subject to a number of factors relating to the capabilities and development of blockchain and cryptographic technologies, the vulnerability to future technological development and the fundamental investment characteristics of cryptoassets. If cryptoassets decline or do not grow as we expect, whether in terms of value, volume or demand, our business, financial condition, cash flows and results of operations could be materially adversely affected.

In addition, different cryptoassets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other cryptoasset networks, ranging from cloud computing to tokenized securities networks, have only recently been established. The future growth and development of any cryptoassets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of cryptoassets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

▪        extreme price volatility or “black swan” events with respect to different cryptoassets.

▪        many cryptoasset networks have limited operating histories, have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective cryptoassets and underlying blockchain networks, any of which could adversely affect their respective cryptoassets.

▪        many cryptoasset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks or adversely affect the respective cryptoasset networks.

▪        there are risks related to technological obsolescence, the vulnerability of the global supply chain to cryptoasset hardware disruption and difficulty in obtaining new hardware.

▪        several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability and energy usage issues. If these issues are not successfully addressed, or are unable to achieve widespread adoption, it could adversely affect the underlying cryptoassets.

▪        security issues, bugs and software errors have been identified with many cryptoassets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some cryptoassets, such as when creators of certain cryptoasset networks use procedures that could allow hackers to counterfeit tokens. Moreover,

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investments held in decentralized finance (“DeFi”) protocols are subject to significant risks, including smart contract vulnerabilities. Any weaknesses identified with cryptoassets or the manner in which they are held could adversely affect our price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a cryptoasset network, as has happened in the past, it may be able to manipulate transactions, which could cause significant financial losses to holders, damage the network’s reputation and security and adversely affect our business and financial condition.

▪        the development of new technologies for mining, such as improved application-specific integrated circuits, or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of cryptoassets and reduce a cryptoasset’s price and attractiveness.

▪        rewards and transaction fees for miners or validators on any particular cryptoasset network can be unpredictable. If they are not sufficiently high to attract and retain miners, a cryptoasset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack. Conversely, if higher transaction fees are demanded, the cost of using the applicable cryptoasset may increase which may cause user dissatisfaction and reduce demand of such cryptoasset.

▪        many cryptoassets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their cryptoasset networks, such as governance decisions and protocol changes, as well as the market price of such cryptoassets.

▪        the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular cryptoasset network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and crises and grow.

▪        many cryptoasset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective cryptoassets.

▪        cryptoassets have only recently become selectively accepted as a means of payment by retail and commercial outlets and use of cryptoassets by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for cryptoasset transactions; process wire transfers to or from cryptoasset exchanges, cryptoasset-related companies or service providers; or maintain accounts for persons or entities transacting in cryptoasset. As a result, the prices of various cryptoassets are largely determined by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.

▪        banks may not provide banking services, or may cut off banking services, to businesses that provide cryptoasset-related services or that accept cryptoassets as payment, which could harm our banking infrastructure and limit us from operating in certain jurisdictions or limit products that could be offered, dampen liquidity in the market and damage the public perception of cryptoassets generally or any one cryptoasset in particular, such as bitcoin, and their or our utility as a payment system, which could decrease the price of cryptoassets generally or individually.

▪        there is a lack of liquid markets in certain cryptoassets, and these markets are subject to possible manipulation.

▪        the characteristics of cryptoassets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams.

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Acceptance and/or widespread use of cryptoassets is uncertain and the prices of cryptoassets can be extremely volatile. For example, in 2023, the trading price of bitcoin fluctuated from a high of approximately $44,000 to a low of approximately $16,000. The revenue and net trading income for our cryptoasset business is substantially dependent on the prices of cryptoassets and volume of cryptoasset transactions conducted on our platform. If such price or volume declines, this would materially adversely affect the success of our business, financial condition, cash flows and results of operations.

While we currently support several cryptoassets for trading, market interest in particular cryptoassets can also be volatile and there are many cryptoassets in the market that we do not support. For example, for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, cryptoassets accounted for 38%, 17% and 20% of our commission from trading activity, respectively. Our business could be materially adversely affected, and growth in our Net Trading Contribution (cryptoassets) could slow or decline, if the markets for cryptoassets we support deteriorate or if demand moves to other cryptoassets not supported by our platform.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets and other negative consequences, and which required resolution with the attention and efforts of the relevant cryptoasset network’s global miner, user and development communities. If any such risks or other risks materialize in particular if they are not resolved, the development and growth of cryptoassets may be significantly affected and, as a result, our business, financial condition, cash flows and results of operations could be adversely affected.

The legal and regulatory regime governing cryptoassets is uncertain and still developing, and changes, clarifications or actions related to cryptoassets may adversely affect our business.

There has been and continues to be heightened regulatory scrutiny in respect of cryptoassets, including related services such as staking, in the E.U., the U.K. and other jurisdictions. In particular, the E.U. has introduced MiCAR, which starts applying to cryptoasset service providers from December 30, 2024, subject to a transitional regime, as outlined in “Business—State of Regulation—Key regulatory frameworks and new regulatory regimes which govern our business—European regulatory framework for cryptoassets.” In October 2023, the U.K. introduced rules regarding the promotion of high-risk investments, which include cryptoassets, to retail investors. The U.K. also published its indicative roadmap of key dates for the development and introduction of a regime for regulating cryptoassets in November 2024. The roadmap specifically outlines the FCA’s planned policy publications for cryptoassets and where it will be seeking feedback from the industry, including in respect of the disclosure and market abuse regimes that will apply to cryptoasset firms. It remains unclear, however, whether and how the U.K. will diverge from or replicate MiCAR. Significant managerial, operational and compliance costs will be expended to meet the legal and regulatory requirements applicable to us under these regimes, and we expect to continue to incur significant costs to comply with these requirements on an ongoing basis.

There is currently no uniformly applicable legal or regulatory regime governing cryptoassets in certain other jurisdictions, including the United States. A particular cryptoasset’s status as a “security” or another type of regulated financial instrument and the treatment of digital currency for accounting or tax purposes, in any relevant jurisdiction, are subject to change, a high degree of uncertainty and potential inconsistency across regulatory regimes. If we are unable to properly characterize a cryptoasset as a security or other regulated financial instrument or assess the accounting or tax treatment of a cryptoasset, we may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect our business, financial condition. Some jurisdictions have taken a broad-based approach to classifying cryptoassets as “securities,” while other jurisdictions have adopted a narrower approach. As a result, certain cryptoassets may be deemed to be a “security” under the laws of some jurisdictions but not others. In the future, a jurisdiction may adopt additional heterogeneous laws, regulations, or directives that affect the characterization of cryptoassets as “securities” or another type of regulated financial instrument.

Presently, and in the future, various governmental and regulatory bodies, including in jurisdictions such as the United States, E.U. and the U.K., may introduce new policies, laws and regulations relating to cryptoassets and the cryptoeconomy generally, and cryptoasset platforms in particular. Furthermore, new

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interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain cryptoasset transactions, as has occurred in certain jurisdictions in the past.

Moreover, the accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB and various regulators and bodies formed to promulgate and interpret appropriate accounting principles and there have been limited precedents for the financial accounting for cryptoassets. Uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting policies, restate our financial statements or impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, or more generally impact our business, financial condition, cash flows and results of operations.

A particular cryptoasset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a cryptoasset, we may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect our business, financial condition, cash flows and results of operations.

Several jurisdictions have taken a broad-based approach to classifying cryptoassets, products and services as “securities,” while other jurisdictions have adopted a narrower approach. As a result, certain cryptoassets, products or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Determining whether any given cryptoasset is a security is a highly complex, fact-driven analysis, the outcome of which is difficult to predict and may evolve over time based on changes in a particular cryptoasset and its related ecosystem. Different parties may reach different conclusions about the outcome of this analysis based on the same facts. For example, the SEC and its staff have previously taken the position that certain cryptoassets fall within the definition of a “security” under the U.S. federal securities laws. However, the SEC staff has also at times indicated through various mediums that it does not consider bitcoin or ether a security. As a result, there is little certainty under applicable legal tests whether certain cryptoassets generally or specific cryptoassets are or are not securities, and any such determination has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets, including licensing, registration and qualification requirements. For example, eToro USA LLC entered into a settlement agreement with the SEC, which resulted in a civil penalty in the amount of $1.5 million to the SEC and changes to the scope of cryptoassets we market in the United States. See “—If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions.”

We have policies and procedures to analyze whether each cryptoasset that we seek to facilitate trading on our platform could be deemed to be a “security” under applicable laws in a relevant jurisdiction. Although we maintain a strict policy and we perform ongoing monitoring and legal review, our policies and procedures do not constitute a legal standard, but rather represent our company-developed risk-based assessment regarding the likelihood that a particular cryptoasset could be deemed a “security” under applicable laws. In the event that we determine that a supported cryptoasset could be deemed a security or that the continued support of a cryptoasset presents a risk to us or our users, we aim to take prompt action to discontinue the trading and custody of the cryptoasset. Regardless of our conclusions or actions, we could be subject to legal or regulatory action in the event a foreign regulatory authority or a court were to determine that a supported cryptoasset currently or previously offered, sold, or traded on our platform is a “security” under applicable laws. In addition, such policies and procedures may not be sufficient to mitigate and address all risks.

A determination by a regulatory authority or court that a cryptoasset that we currently support for trading or custody on our platform constitutes a security in a particular jurisdiction may also result in us determining that it is advisable to remove that cryptoasset from our platform, as well as assets that have

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similar characteristics to the asset that was determined to be a security, or we may otherwise be required to reorganize our business. In addition, we could be subject to judicial or administrative sanctions or other regulatory enforcement action for failing to offer or sell a cryptoasset currently or previously supported for trading on our platform, in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration.

We may be subject to regulatory risks related to our custody of users’ cryptoassets.

We hold cryptoassets of users of our platform in segregated omnibus digital wallets on behalf of those users, in accordance with applicable regulatory requirements and industry best practices, including standards governing “hot” and “cold” storage of cryptoassets. When a user buys any cryptoassets on our platform, the cryptoassets are held by us as custodian on the user’s behalf in segregated omnibus wallets until we receive further instructions from the user to sell the cryptoassets (by placing an order on the platform) or to transfer them to the users’ non-eToro hosted wallet. As such, our users have ownership rights in respect of their cryptoassets held in the eToro segregated omnibus digital wallets, and our applicable user agreement provides that the user owns the cryptoassets and that we hold the cryptoassets solely on the user’s behalf. We have obtained legal analyses in all jurisdictions in which we are licensed to provide crypto-custody services which confirm that upon the insolvency of the applicable eToro entity (the regulated entity or the custodian) such cryptoassets do not constitute property of the estate of the eToro entity and therefore, are not available for distribution to such entity’s general creditors. However, such legal conclusions remain subject to risks and uncertainties because, to our knowledge, there are few authoritative legal precedents with respect to the treatment of cryptoassets in an insolvency scenario. In addition, as more jurisdictions implement requirements with respect to how crypto custody should be provided, we may be required to incur costs to change our custody offering not limited to the operational and technological aspects, particularly where different approaches are taken across different jurisdictions.

The cryptoassets held in segregated omnibus wallets on behalf of users are accounted for as off-balance sheet in our statement of financial position, however, we implemented SAB 121 for the years ended December 31, 2023 and 2022. As a result of (and solely by virtue of) our implementation of SAB 121 for the years ended December 31, 2023 and 2022, the cryptoassets we safeguarded on behalf of our users appeared on our balance sheets for such periods as an asset and corresponding liability. On January 23, 2025, the SEC issued SAB 122 which rescinded SAB 121. Full retrospective application of SAB 122 is required for annual periods beginning after December 15, 2024, and we have implemented SAB 122 for the year ended December 31, 2024. The cryptoassets held in custody by us and recorded off-balance sheet were $3.72 billion and $1.72 billion as of December 31, 2023 and December 31, 2022, respectively. See note 2 to the consolidated financial statements included elsewhere in this prospectus. We will continue monitoring and considering any relevant standards and interpretations under IFRS in respect of accounting for cryptoassets, as well as pronouncements of other standard-setting bodies, other accounting literature and accepted industry practice. If, in the future, the accounting treatment of these custodied assets should change, such change could cause us to change our accounting policies, restate our financial statements or impair our ability to provide timely and accurate financial information, any of which could result in a loss of investor confidence or adversely impact our business, financial condition, cash flows and results of operations.

The systems we use to store and transfer cryptoassets which we hold for our own account or hold on behalf of our users may be subject to certain security vulnerabilities, which may result in the loss of some or all of the cryptoassets, of potentially significant value, and may expose us to the risk of loss.

We are required to safeguard users’ cryptoassets using robust standards applicable to our “hot” and “cold” wallet and storage systems, as well as our financial management systems related to such custodial functions. We hold all of our users’ cryptoassets separately from our own cryptoassets in segregated digital wallets in accordance with applicable regulatory requirements and industry best practices, including standards governing “hot” and “cold” storage of cryptoassets. Cryptoassets held by us as custodian on behalf of our users are stored in segregated omnibus digital wallets and are recorded off-balance sheet, however, we implemented SAB 121 for the years ended December 31, 2023 and 2022. As a result of (and solely by virtue of) our implementation of SAB 121, the cryptoassets we safeguard on behalf of our users

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appeared on our financial statements as an asset and corresponding liability for those years. On January 23, 2025, the SEC issued SAB 122 which rescinded SAB 121. We have retroactively implemented SAB 122 for the year ended December 31, 2024 and are implementing SAB 122 moving forward as required by law. For more on our accounting for users’ cryptoassets, see note 2 to the consolidated financial statements included elsewhere in this prospectus.

Our security technology is designed to prevent, detect and mitigate inappropriate access to our systems, by internal or external threats. However, methods used to obtain unauthorized access, disable or degrade service or sabotage systems are dynamic and evolving and may be difficult to anticipate or detect for long periods of time. Security breaches, computer malware and computer hacking attacks have been a prevalent concern in relation to cryptoassets. We believe that the cryptoassets held in our systems will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our assets and will only become more appealing as our assets grow. To the extent that we are unable to identify and mitigate or prevent new security threats or otherwise adapt to technological changes in the cryptoasset industry, our cryptoassets may be subject to theft, loss, destruction or other attack. Any loss of users’ cash or cryptoassets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors and regulatory investigations, inquiries or actions. Any security incident resulting in a compromise of users’ assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide products and services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition, cash flows and results of operations.

The loss or destruction of a private key required to access our cryptoassets may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to the cryptoassets we hold for our own account, or hold on behalf of users, we and/or our users may be unable to access the cryptoassets and it could harm user trust in us and our products and cause regulatory scrutiny.

In order to own, transfer and use a cryptoasset on an underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Cryptoassets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the cryptoassets are held. To the extent that any of the private keys or other necessary credentials relating to our wallets containing cryptoassets held for our own account or for our users is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the cryptoassets held in the related wallet. Further, cryptoassets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys or other credentials relating to, or hack or other compromise of, digital wallets used to store our users’ cryptoassets could adversely affect our users’ ability to access or sell their cryptoassets, require us to reimburse our users for their losses, and subject us to significant financial losses in addition to losing user trust in us and our products and services. As such, any loss of private keys or other digital wallet credentials due to a hack, employee or service provider misconduct or error, or other compromise by third parties could negatively impact our brand and reputation, result in significant losses, and adversely impact our business.

Transactions in cryptoassets are irrevocable and stolen or incorrectly transferred cryptoassets may be irretrievable. As a result, any incorrectly executed cryptoasset transactions may result in the loss of some or all of our users’ assets and may expose us to the risk of loss.

To deposit cryptoassets held by a user into our cryptoasset wallet, a user must “sign” a transaction that consists of the private key of the wallet from where the user is transferring cryptoassets, the public key of a wallet that we control which we provide to the user, and broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw cryptoassets from our cryptoasset wallet, the user must provide us with the public key of the wallet that the cryptoassets are to be transferred to, and we would be required to “sign” a transaction authorizing the transfer. A number of errors can occur in the process of depositing or withdrawing cryptoassets into or from our cryptoasset wallet, such

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as typographical errors, mistakes, or the failure to include the information required by the blockchain network. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, if ether or other cryptoassets is sent to a Bitcoin wallet address, all of the user’s ether will be permanently and irretrievably lost with no means of recovery. We may encounter such incidents which could result in user disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.

Our users may deposit and withdraw cryptoassets into and from our platform and wallet, and errors which occur with respect to such deposits and withdrawals could result in loss of some or all user assets, user disputes and other liabilities, which could adversely impact our business, financial condition, cash flows and results of operations.

Cryptoassets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which such cryptoasset is held. In order to deposit cryptoassets held by a user into our wallets, a user must “sign” a transaction that consists of the private key of the wallet from which the user is transferring cryptoasset, direct the deposit using the public key of a wallet that we control and which we provide to the user, and we broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw cryptoassets from our wallets, the user must provide us with the public key of the wallet that the cryptoassets are to be transferred to, and a party with access to the private keys of wallet holding the cryptoasset to be withdrawn is required to “sign” a transaction authorizing the transfer. In addition, some cryptoasset networks might require additional information to be provided in connection with any transfer of cryptoassets into or from our wallets. A number of errors could occur in the process of depositing or withdrawing cryptoassets into or from our wallets, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a user could incorrectly enter the eToro wallet’s public key or the desired recipient’s public key when depositing and withdrawing from our wallets, respectively.

Additionally, allowing users to deposit and withdraw cryptoassets into and from our wallets could expose us to heightened risks related to potential violations of trade sanctions, including OFAC regulations and AML, CTF and anti-bribery and corruption laws if individuals specifically exploit this feature to conduct fraudulent transfers, illegal activity or money laundering. Many types of cryptoassets have characteristics that make cryptoassets susceptible to use in illegal activity, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain cryptoasset transactions, and encryption technology that anonymizes these transactions. Regulatory authorities, law enforcement agencies and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving cryptoasset. Such fraudulent transactions may be difficult or impossible for us to detect and void such transactions in certain circumstances. The use of our platform for illegal or improper purposes could subject us to claims, lawsuits and government and regulatory investigations, prosecutions, enforcement actions, inquiries or requests that could result in liability and reputational harm for us. Any threatened or resulting claims could result in reputational harm and any resulting liabilities, loss of transaction volume, or increased costs could harm our business, financial condition, cash flows and results of operations.

Competition from the emergence or growth of other cryptoassets or methods of investing in such cryptoassets could have a negative impact on the price of such cryptoassets and adversely affect our financial condition and results of operations.

Bitcoin was the first cryptoasset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other cryptoassets. Despite this first to market advantage, there are thousands of alternative cryptoassets, with a large and fast-growing total market-capitalization. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms. As a result, investing in cryptoassets is increasingly common among non-professional investors. Competition from the emergence or growth of alternative cryptoassets and trading platforms for cryptoassets could increase competition to us and negatively impact our user

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base size and financial condition. Market and financial conditions and other conditions beyond our control, may also make it more attractive to invest in other financial vehicles, which could limit the market for, and reduce the liquidity of, cryptoassets held by us. In addition, to the extent cryptoasset financial vehicles other than eToro are formed and represent a significant proportion of the demand for cryptoassets, large purchases or redemptions of the securities of these cryptoasset financial vehicles, or private funds holding cryptoassets, could negatively affect the various cryptoasset indexes and our liquidity, and could have a negative impact on our operating results and financial condition. Moreover, DeFi and noncustodial platforms, which may have low startup and entry costs, are growing in number and could compete with our cryptoasset exchanges. If our users move to such platforms, our revenues may decline and our business, financial condition, cash flows and results of operations could be adversely affected.

Due to unfamiliarity and some negative publicity associated with cryptoasset platforms, existing and potential users may lose confidence in cryptoasset platforms such as ours.

Unlike securities or other traditional asset exchanges and financial services providers, cryptoasset platforms are relatively new and, in some cases, unregulated. Our cryptoasset services are regulated in certain jurisdictions and unrelated in others, and we are continuously monitoring the state of regulation in each jurisdiction in which we operate. We cannot guarantee that we will be able to comply with all new and existing regulations being implemented with respect to cryptoasset service providers. While many prominent cryptoasset platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many cryptoasset platforms do not provide this information, which could result in users making uninformed investment decisions. As a result, the marketplace may lose confidence in cryptoasset platforms, including prominent platforms that handle a significant volume of cryptoasset trading. Any actual or perceived false trading in trading platforms, any other fraudulent or manipulative acts and practices, and any associated negative publicity, could adversely affect the value of cryptoassets and/or negatively affect the market perception of such cryptoassets and, by extension, other cryptoasset markets and platforms, including our platform.

Additionally, since the inception of the cryptoeconomy, numerous cryptoasset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure and security breaches. In many of these instances, users of these platforms were not compensated or made whole for their losses. Larger platforms like ours are more appealing targets for hackers and malware and may also be more likely to be the target of regulatory enforcement actions. For example, in November 2022, FTX, a cryptoasset exchange, filed for bankruptcy. More recently, on March 27, 2023, the CFTC announced the filing of a civil enforcement action in the U.S. District Court for the Northern District of Illinois charging, among others, various entities that operate the Binance platform and the Company’s co-founder and CEO, with numerous violations of the Commodity Exchange Act and CFTC regulations. Furthermore, on June 5, 2023, the SEC filed a civil complaint in the U.S. District Court for the District of Columbia against Binance and other related entities, as well as the co-founder and CEO. The complaint consists of thirteen charges, including misleading investors and operating as an unregistered securities exchange, broker and clearing agency in violation of U.S. securities laws.

The outcome and results of these and other enforcement actions against cryptoasset platforms may have a significant negative impact on the adoption and use of cryptoassets both globally and within the United States and could negatively impact the liquidity, volatility and value of such assets. In addition, there have been reports that a significant amount of cryptoasset trading volume on cryptoasset platforms is fabricated and false in nature. Such reports may indicate that the market for cryptoasset platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of cryptoasset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, as well as any associated losses suffered by users, may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in their value. Any of these events could have a material adverse effect on our business and financial condition.

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A temporary or permanent blockchain “fork” to any supported cryptoasset could adversely affect our business.

Blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin, Ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s cryptoasset lacking interchangeability with the other.

We do not guarantee that we will support any fork or provide the benefit of any forked cryptoasset to our users. However, we have in the past and may in the future continue to be subject to claims by disgruntled users arguing that they are entitled to receive certain forked or airdropped cryptoassets by virtue of cryptoassets that they hold with us. If any users succeed on a claim that they are entitled to receive the benefits of a forked or airdropped cryptoasset that we do not or is unable to support, we may be required to pay significant damages, fines or other fees to compensate users for their losses. A fork can also lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our users’ assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.

Risks Related to Third Parties

We rely on third parties to perform certain key functions, including services related to cloud computing services, data centers and cryptoasset custody solutions, and their failure to perform those functions could result in the interruption of our operations and systems and could result in significant costs and reputational damage to us and losses to our users.

We rely on third parties in connection with many aspects of our business, including parties that provide data center facilities, infrastructure, website functionality and access, AI models and tools, cryptoasset custody solutions, components, services including databases and data center facilities and cloud computing, outsourced user services, payment service providers, clearing systems, compliance support and product development functions, all of which are critical to our operations. When we outsource certain of our operations, we are required pursuant to regulation to perform enhanced due diligence of those third parties and must actively monitor and audit such outsourced functions, pursuant to applicable licenses and permissions.

Because of the inherent risk in our reliance on third parties to provide these services and to facilitate certain of our business activities, we face increased operational risks. We do not control the operation of any of these third parties, including the data center facilities and/or the technology we use. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions and other misconduct. Such third parties are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics and similar events. Further, such third parties could either be acquired or become insolvent, and such events could end our agreements and we would be required to find other providers for such services and we may be unable to do so on terms favorable to us, or at all. The failure of our third-party service providers to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason could adversely affect our operations and profitability.

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In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our users, or give preferential treatment to competitors. Further, these third parties may be acquired, which may prompt a review of our agreements with such third parties. There can be no assurance that third parties that provide services to us or to our users on our behalf will continue to do so on acceptable terms, or at all, or if they will be able to expand their services to meet our needs in the future. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or to our users on our behalf, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or in the case of specialized or single source providers, at all. We may be subject to business disruptions, losses or costs to remediate any of the deficiencies, user dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

Our platform may be exploited to facilitate illegal activity such as fraud, money laundering, terrorist financing, proliferation financing, tax evasion, and scams. If any of our users use our platform to further such illegal activities, our business could be adversely affected.

Our platform may be exploited to facilitate illegal activity, including fraud, money laundering, terrorist financing, proliferation financing, tax evasion and scams. We or our partners may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. The use of our platform for illegal or improper purposes could subject us to claims, individual and class action lawsuits and government and regulatory investigations, prosecutions, enforcement actions, inquiries or requests that could result in liability and reputational harm for us. Moreover, certain activities that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a user is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities.

Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including us, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

Moreover, while fiat currencies can be used to facilitate illegal activities, cryptoassets are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Many types of cryptoassets have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain cryptoasset transactions, and encryption technology that anonymizes these transactions, that make cryptoassets susceptible to use in illegal activity. U.S. federal and state and foreign regulatory authorities and law enforcement agencies, such as the Department of Justice, the SEC, the CFTC, the Federal Trade Commission, or the Internal Revenue Service (“IRS”), and various state securities and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving cryptoassets. We also support cryptoassets that incorporate privacy-enhancing features, and may from time to time support additional cryptoassets with similar functionalities. These privacy-enhancing cryptoassets obscure the identities of sender and receiver, and may prevent law enforcement officials from tracing the source of funds on the blockchain. Facilitating transactions in these cryptoassets may cause us to be at increased risk of liability arising out of AML and economic sanctions laws and regulations.

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While we believe that our risk management and compliance framework is designed to detect significant illicit activities conducted by our potential or existing users, we cannot ensure that we will be able to detect all illegal activity on our platform. While to date, illegal or fraudulent activity has not had a material impact on our business, future illegal activity, the appearance of illegal activity or government inquiries into the potential for illegal activity may have an adverse impact on our business, financial condition, cash flows and results of operations. Further, any efforts to identify and remedy such illegal or fraudulent activity may be costly, time-consuming and ultimately may not be successful. If any of our users use our platform to further such illegal activities, our business and reputation could be materially and adversely harmed.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products. If Google Play, the Apple App Store, or other platforms prevent users from downloading our apps, our ability to grow may be adversely affected.

We rely upon third-party platforms for the distribution of certain products and services. The eToro and eToro Wallet apps are provided as free applications through both the Google Play Store and the Apple App Store, which are global application distribution platforms and the main distribution channels for our apps. Although accessible on traditional websites, the vast majority of our users’ activities occurs on our apps, and we are highly dependent on the interoperability of our app with popular mobile operating systems, networks, technologies, products, hardware, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs or technical issues in such systems, new generations of mobile devices or new versions of operating systems, or changes in our relationships with mobile operating system providers, device manufacturers or mobile carriers or in their terms of service or policies that degrade the functionality of our apps, reduce or eliminate our ability to distribute applications, give preferential treatment to competitive products, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our application could adversely affect our business. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes might be unfavorable to us and our users’ use of our platform. In addition, these providers can require us to provide information and data, change our practices and implement certain features or policies related to our operations. Responding to such inquiries or implementing the changes these providers may ask us to do could be costly and time-consuming. Further, these providers may take aim at certain of the assets on our platform, including cryptoasset, and require us to remove or delist these assets, which could cause reputational harm and adversely affect our business.

If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. There can be no guarantee that third-party platforms will continue to support our product offerings, or that users will be able to continue to use our products on such third-party platforms and any limitation or discontinuation of our access to any third-party platform or app store could adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Technology, Intellectual Property and Data Privacy

Our business could be materially and adversely affected by cyberattacks or security breaches of our platform or data, or those impacting our users or third-party service providers.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business. We own and manage some of these systems but also rely on third parties for a range of systems and related products and services. Our business also involves the collection, storage, processing and transmission of confidential information, user, employee, service provider and other personal data, as well as information required to access user assets. Our systems and those of our users and third-party service providers have been and may in the future be vulnerable to hardware and cybersecurity issues. We, like other financial technology organizations, routinely are subject to cybersecurity threats and our technologies, systems and networks have been and may in the future be subject to attempted cybersecurity attacks.

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We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our systems and data. For example, electronic transmissions of data can be subject to attack, interception, loss or corruption, whether by third-party actors or internal actors such as by our employees, independent contractors or consultants. In addition, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our users or third-party service providers. Infiltration of our systems or those of our users or third-party service providers, or unauthorized use or access of our systems by employees or insiders, could in the future lead to disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential, sensitive or otherwise protected information (including personal data) and the corruption of data. There can be no assurance that security measures we have adopted will provide appropriate security or prevent breaches or attacks. Further, any additional systems and processes we implement, or security enhancements we may, could also result in new security vulnerabilities or weaknesses that could be exploited by third parties and may be costly to replace and difficult to implement in a short period of time. We have experienced from time to time, and may experience in the future, breaches of our security measures. For example, we have experienced credential stuffing attacks that have compromised access to certain user records, including email address and password. In addition, our products and services may themselves be targets of cyberattacks that attempt to sabotage or otherwise disable them, and the defensive and preventative measures we take may ultimately not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyberattacks.

Cybersecurity attacks and other malicious internet-based activity continue to increase and financial technology platform providers have been and are expected to continue to be targeted. Our computer system, the networks we use, and the network of third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses, malware, phishing and similar disruptive problems or security breaches, whether due to human error or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. In addition to traditional computer “hackers,” sophisticated nation-state and nation-state-supported actors may engage in attacks (including advanced persistent threat intrusions) and denial-of-service attacks. As a company with headquarters in Israel, we are subject to increased risk of geopolitically motivated attacks. In addition, the introduction of malicious code (such as viruses and worms), employee theft or misuse or inadequate facility security could result in threats to our computer system. Further, advances in technology, including new discoveries in the field of cryptography, AI or other developments may result in a compromise or breach of the technology we use to protect user data. Any security measures we implement, including employee training (including phishing prevention training) or other technical safeguards, may not be sufficient to prevent, mitigate and detect improper access to confidential, proprietary or sensitive data, including personal data.

We have built our reputation on the premise that our platform offers users a secure way to purchase, store and transact in securities, cryptoassets, currencies and commodities, as an underlying asset or derivative, depending on the asset class and on the user’s location. As a result, any actual or perceived security breach of us or our third-party partners may:

▪        harm our reputation and brand;

▪        result in our systems or services being unavailable and interrupt our operations;

▪        result in improper disclosure of data and violations of applicable privacy and other laws;

▪        oblige us to notify users and regulators about the incident, depending on the nature of the information compromised;

▪        result in significant regulatory scrutiny, investigations, fines, penalties and other legal, regulatory and financial exposure;

▪        cause us to incur significant remediation costs;

▪        lead to theft or irretrievable loss of our or our users’ securities, cryptoassets, currencies and commodities;

▪        reduce users’ confidence in, or use of, our products and services;

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▪        divert the attention of management from the operation of our business;

▪        result in significant compensation, contractual penalties or termination of contracts or security certifications with respect to us, to our users or third parties as a result of losses to them or claims by them; and

▪        adversely affect our business and operating results.

Further, our current insurance policies do not protect us against all such losses and liabilities arising from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. In the event of an outage, it could take an extended period of time to restore full functionality to our technology or other operating systems, which could affect our ability to process and settle user transactions. Outages and disruptions to our platform, including any caused by cyberattacks, may harm our reputation and our business, financial condition, cash flows and results of operations. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Any such events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Additionally, any actual or perceived breach or cybersecurity attack directed at financial institutions, trading exchanges or similar companies, whether or not we are directly impacted, could lead to a general loss of user confidence in the security of internet transactions or confidential personal information or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

To the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, such third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of users and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of storing data in jurisdictions where laws or security measures may be inadequate. Our ability to monitor our third-party service providers’ data security practices may be limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, such third-party service providers may not comply with such cybersecurity and data security requirements. In addition, we cannot guarantee that such agreements will prevent accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our third-party service providers as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in solutions provided by our third-party service providers.

Additionally, because we accept debit and credit cards for payment we are subject to the Payment Card Industry Data Security Standard (the “PCI-DSS”) issued by the Payment Card Industry Security Standards Council. The PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business, financial condition, cash flows and results of operations.

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Any significant service interruptions, including disruptions in any of the blockchain networks we support, could result in regulatory scrutiny, enforcement and fines, a loss of users or funds and adversely impact our brand and reputation and our business, financial condition, cash flows and results of operations.

We rely on technology to conduct our business and allow our users to make financial transactions on our platform. Our reputation and ability to attract and retain users and grow our business depends, in part, on our ability to operate our service at high levels of reliability, scalability and performance, including the ability to process and monitor a large number of transactions that occur at high volume and frequencies across multiple systems. For example, users that seek to trade cryptoassets on our platform are dependent on our ability to access the blockchain networks underlying the supported cryptoassets, including a network of computers, miners, or validators, and their continued operations, any or all of which may be impacted by service interruptions.

In general, our systems, as well as the systems of certain cryptoasset and blockchain networks and our providers’ systems, are vulnerable to disruptions and have experienced on multiple occasions, and may experience in the future, service interruptions for various reasons, including hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware. In addition, extraordinary user trading volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Such instances would result in, among other things, unanticipated disruptions resulting in an inability of users to access their accounts and trades, slower response times and delays in our users’ trade execution and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades, loss of user information, increased demand on limited user support resources, user claims, complaints with regulatory organizations, lawsuits, or enforcement actions. Frequent or persistent interruptions to our services could cause current or potential users or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our users, such users could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and such harm to our reputation and the cost of remedying these problems could negatively affect our business, financial condition, cash flows and results of operations.

Because we are a regulated financial institution in certain jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses or banking relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Additionally, some of our systems, including the systems of companies we have acquired, or the systems of our third-party service providers are not fully redundant, and our or their business continuity and disaster recovery planning may not be sufficient for all possible outcomes or events, and may not adequately protect us from a serious disaster or service interruption. Any of the aforementioned risks could be significantly detrimental to our business, cause us to lose revenue and materially and adversely affect our business, financial condition, cash flows and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, financial condition, cash flow and results of operations.

Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our technology and intellectual property rights, including our trademarks, patents and trade secrets. We believe that our trademarks, patents, trade secrets and other intellectual property rights are critical to our success.

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We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent protections, to protect our brand and other intellectual property rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent others from independently developing products or services similar to, or duplicative of, ours, (ii) prevent our competitors from gaining access to our proprietary information, know-how technologies and processes or (iii) permit us to gain or maintain a competitive advantage. Various events outside of our control may pose a threat to our intellectual property rights, as well as to our products and services. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective, intellectual property laws may change and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Unauthorized use of our intellectual property, including our trademarks, or a violation of our intellectual property rights by third parties may damage our brand and our reputation.

We rely on our trademarks, trade names, and brand names to distinguish our products and services from the products and services of our competitors. We have registered, among other trademarks, the term “eToro” and the bull logo in the United States, Israel and certain other jurisdictions. We believe that the protection of our trademark rights, in particular, is an important factor in product recognition, protecting our brand and maintaining goodwill. We may be unable to adequately obtain trademark protection for our technologies, logos, slogans and brands, such that we may not be able to distinguish our products and services from those of our competitors. Further, we may not timely or successfully register our trademarks. Even if we do obtain registrations for our trademarks, we may not have adequate resources to enforce our trademarks against competitors or other third parties, and any such enforcement actions against third parties may not be successful. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Competitors may adopt trade or service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Furthermore, our trademarks may be contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them or using similar marks in a manner that causes confusion or dilutes the value or strength of our brand. Litigation or proceedings before governmental authorities or administrative bodies may be necessary to enforce our trademark rights and to determine the validity and scope of the trademark rights of others. Our efforts to obtain, maintain, protect, defend and enforce our trademarks may be ineffective, may impact the public perception of our brand and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations. Further, if our proprietary rights are challenged in connection with such enforcement efforts, it could result in payment by us of monetary damages or injunctive relief against us that prevents us from using certain trademarks and trade names, all of which could adversely impact our financial condition or results of operations.

We currently own certain patents, and have applied for patent protection, relating to certain proprietary aspects of our products and technologies. We cannot guarantee that any of our patent applications will issue, and the patents we own could be challenged, invalidated, or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Some patent applications in the United States are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent applications we make or that we will be the first to file patent applications covering such inventions. In addition, we make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Moreover, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

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Furthermore, our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers and our patents may be challenged, invalidated, circumvented or rendered unenforceable. If we fail to obtain issuance of patents, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the patent protections afforded our products and processes could be impaired. Such impairment could harm our ability to market our products, negatively affect our competitive position and harm our business and operating results, including by requiring us to re-design our affected products. Moreover, our issued patents and patent applications may cover only certain aspects of our products and processes, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective designs, processes or other technologies. There can be no assurance that third parties will not create new designs, processes or other technologies that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

We own copyrights in our software but have chosen not to register them. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software under copyright laws may be limited. For example, in the United States copyrights must be registered before a copyright owner may bring a copyright infringement lawsuit in federal court. We primarily rely on trade secret protection to protect our proprietary software, information and technology. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies, and use information that we regard as proprietary to create products and services that compete with ours.

We make business decisions about when to rely upon trade secret protection for a particular technology, and the approach we select may ultimately prove to be inadequate. Our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, contractors, consultants, advisors and third parties that place restrictions on the use and disclosure of this intellectual property. We also attempt to protect our proprietary information and technology by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our intellectual property, proprietary information or technology. Our agreements with third parties, including former employees, may be insufficient or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the misappropriation or unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to our and that compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary.

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Even if we are able to secure our intellectual property rights, we cannot be certain that such rights will provide us with competitive advantages or distinguish our services from those of our competitors or that our competitors will not independently develop similar technology, duplicate any of our technology, or design around our patents. Moreover, if any third-party copies or imitates our products in a manner that affects user or consumer perception of the quality of our products, our reputation and sales could suffer whether or not these copies or imitations violate our intellectual property rights. Further, even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties who may infringe our intellectual property rights or dilute our brands in the marketplace. While we generally seek to protect and enforce our intellectual property rights, monitoring for unauthorized use, infringement, misappropriation or other violations of our intellectual property rights can be expensive and time-consuming, and we will not be able to protect our intellectual property rights if we do not detect their unauthorized use. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Even if we do detect violations, we may not be effective in preventing unauthorized use of our intellectual property. In order to enforce our intellectual property rights, we may be required to expend significant resources to apply for, maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse outcome in such litigation or proceedings may therefore expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and have an adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to effectively obtain, maintain, protect, defend, and enforce our intellectual property rights throughout the world to the same extent as in the United States.

We may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent we expand our international activities, our exposure to unauthorized copying and use of intellectual property and proprietary information may increase. The legal systems of some countries, particularly developing countries, do not favor or may not be sufficiently robust for the meaningful enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights in all countries outside of the United States. Consequently, we may not be able to prevent third parties from copying our intellectual property in all jurisdictions in which we are regulated, serve users or intend to operate in the future.

We have been, and may in the future be, subject to claims that we violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could adversely affect our business, financial condition, cash flows and results of operations.

In the past we have been subject to claims, and we expect that we may be subject to claims in the future, alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of a third party. In addition, third parties may involve us in intellectual property disputes as part of a business

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model or strategy to gain competitive advantage. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial costs or damages, obtain a license, which may not be available on commercially reasonable terms or at all, pay significant ongoing royalty payments, settlements or licensing fees, satisfy indemnification obligations, prevent us from offering our products or services or using certain technologies, force us to implement expensive and time-consuming work-arounds, distract management from our business or impose other unfavorable terms. Our use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation. The vendors who provide us with technology that we incorporate in our product offerings also could become subject to various infringement claims. Further, we cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, certain intellectual property rights holders have in the past, and various “non-practicing entities” may in the future, attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the financial services industry. There has also been a corresponding increase in litigation based on allegations of infringement or other violations of intellectual property, including by or against large financial service companies. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like us. We expect that the occurrence of infringement claims is likely to grow as the market for financial services technology grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common shares may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our reputation, business, financial condition, cash flow and results of operations.

Additionally, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our services. Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Because of the substantial amount of discovery required in connection with patent and other intellectual property rights litigation, there is a risk that the discovery process could compromise our confidential information, which may be damaging to our brand and business.

As the number of products and competitors in our market increases and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Our insurance may not cover intellectual property rights infringement claims. Third parties have in the past and may in the future also assert infringement claims against our users or channel partners, with whom our agreements may obligate us to indemnify against these claims. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such employees have divulged proprietary or other confidential information to us.

In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available

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on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.

From time to time, courts and intellectual property offices in the jurisdictions in which we may seek to protect our intellectual property rights have made and may continue to make changes to the interpretation of patent laws in their respective jurisdictions. We cannot predict future changes to the interpretation of existing patent laws or whether U.S. or foreign legislative bodies will amend such laws in the future. Any changes may lead to uncertainties or increased costs and risks surrounding the outcome of third-party infringement claims brought against us and the actual or enhanced damages, including treble damages, that may be awarded in connection with any such current or future claims and could have a material adverse effect on our business and financial condition.

We use open source software as part of our technology solution, which may subject us to obligations to publicly disclose our proprietary source code, or may expose us to security vulnerabilities or to third-party copyright-related claims.

Part of our platform and technology incorporates open source software (“OSS”) in certain offerings, and we anticipate continuing to incorporate OSS in our business in the future. Certain OSS licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the OSS on unfavorable terms or at no cost, and we may be subject to such terms if we combine, link or otherwise integrate our proprietary software with OSS in certain ways. The terms of many OSS licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that some source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. While we are building processes to monitor our use of OSS to mitigate these risks, there is no assurance that such efforts will be sufficient to prevent instances where OSS is incorporated without a complete review. As such, we cannot always be certain that we use OSS in a manner that is consistent with the terms of the applicable OSS license.

In the past we have been subject to claims, and we expect that we may be subject to claims in the future, alleging that we have failed to comply with the terms of certain OSS licenses. If we were found to be non-compliant with any OSS license terms, third parties could claim ownership of, or demand release of, the OSS or derivative works that we developed using such software, which could include our proprietary source code, or could otherwise seek to enforce the terms of the applicable OSS license, which could subject us to certain requirements, including requirements that we offer our software that incorporates or links to the OSS at a reduced cost or for free, or that we make available the proprietary source code for such software, which we consider to be a trade secret, to the general public. While in the past we have remediated alleged non-compliance, any such future claim could result in costly litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process. In any such event, we could be required to seek licenses from third parties and pay royalties in order to continue using the OSS necessary to operate our business or we could be required to discontinue use of our services and other software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our services, could result in user dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and may adversely affect our business, financial condition, cash flows and results of operations. Moreover, any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Additionally, the use of certain OSS can lead to greater risks than use of third-party commercial software, as some OSS projects may contain known or unknown vulnerabilities, which, if unaddressed, could affect the performance and security of our products, and OSS licensors generally do not provide warranties, or controls on the origin of software, indemnification or other contractual protections

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regarding infringement claims or the quality of the code. There is typically no support available for OSS, and we cannot ensure that the authors of such OSS will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of OSS, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. To the extent that our products and services depend upon the successful and secure operation of the OSS we use, any undetected errors or defects in this OSS could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies and/or injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.

We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages, ongoing royalty payments, settlements or licensing fees and the licensor may in some circumstances have the right to terminate the license. Termination of any of these agreements by the applicable licensor would prevent our use of the licensed intellectual property, and could prevent us from selling our products and services or inhibit our ability to commercialize future products and services. Our business could suffer if any licensor under any current or future license terminates such agreement, if the applicable licensor fails to abide by the terms of such license, if the licensed intellectual property rights were found to be invalid or unenforceable, or if we were unable to enter into necessary licenses on commercially acceptable terms.

In the future, we may identify additional third-party intellectual property for which we will need a license in order to engage in our business. However, such licenses may not be available on commercially acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license their intellectual property to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, cash flows and results of operations.

We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.

We currently use machine learning and AI, both proprietary and third-party technologies, to improve our products and processes in limited circumstances, such as to increase the efficiency of research and development and IT functionality, our user support services, certain marketing activities, the analysis of our business intelligence and our fraud detection systems, and have plans to expand our use of AI in the future. Further, we use AI in connection with our Smart Portfolios and other interactions we have with our users. See “Business” herein. Our research and development of such technology remains ongoing, and may be costly and yield inefficient results. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. If we fail to keep pace with rapidly evolving AI technological developments, especially in the financial technology sector, our competitive position and business results may suffer.

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At the same time, use of AI has recently become the source of significant media attention and political debate. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Further, such content may appear correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could negatively impact our users, harm our reputation and business, and expose us to liability. Ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, users, or society, or result in our products and services not working as intended. Human review of certain outputs may be required. Our implementation of AI systems could result in legal liability, regulatory action, brand, reputational, or competitive harm, or other adverse impacts.

We may license AI technologies from third parties that use models trained on data that could potentially violate intellectual property, privacy, or other third party rights or violate law. These AI technologies may also produce results or generate content that is inaccurate or misleading or that cannot be explained by data. In addition, certain third-party AI technologies that we utilize in our business may include OSS. These AI technologies may incorporate data from third-party sources, including our users’ information they input into the AI tools, which may expose us to risks associated with data rights and protection. See “—Risks Related to Third Parties” for additional risks related to our use of third-party vendors that may apply to the use of AI technologies licensed from third parties. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs.

In certain cases and in the future, we may rely on AI technology that is made available under open source licenses. Such technology may not be as reliable as proprietary technologies since open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the technology. In addition, while the source code for open source AI technologies may be publicly available, the underlying weights and other components of that AI technology may be proprietary and not available for review or analysis. For additional risks related to the use of open-source AI technologies, see “—Risks Related to Technology, Intellectual Property and Data Privacy.”

Further, AI and machine learning models used in either proprietary, third-party licensed or open source AI technologies require training on training datasets prior to production use, and in some instances, AI algorithms or training methodologies may be flawed. We use datasets comprised of proprietary data that we own, such as transaction data, as well as datasets comprised of third-party data, such as market or exchange data. Datasets may be overbroad, insufficient, or contain biased information. Training on incomplete, inadequate, inaccurate, biased, or otherwise poor quality data may result in models failing to provide acceptable results. Where we develop proprietary AI technologies, if third parties allege that our AI and machine learning models violate copyright law, or that our use of training data violates applicable law or third-party rights, we may be subject to legal liability or we may be forced to retrain our models on different datasets, which could result in unexpected costs, and adversely affect the availability of our offerings, their reliability, or otherwise make them less useful for their intended uses. The introduction of AI technologies, particularly generative AI, that have unintended consequences, unintended usage or customization by our users and partners, are contrary to our responsible AI principles, or are otherwise controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements. including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our reputation, business, financial condition, cash flows and results of operations.

The regulatory framework governing the use of AI and machine learning technology is rapidly evolving, and we cannot predict how future legislation and regulation will impact our ability to offer products or services that we develop which leverage AI and machine learning technology.

Currently, our business relies on AI to generate content, including marketing materials, aid in our software development and development of portfolios that can be invested in by users and assist with operational and compliance functions. For example, we are increasingly automating user touchpoints with

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AI, with a majority of incoming customer service inquiries now being handled by our AI chatbot. We plan to continue using AI for automated decision making to improve our services and tailor our interactions with our users. The regulatory framework for AI and machine learning technology is rapidly evolving, and many federal, state, and foreign governments have introduced or are currently considering new laws and regulations relating to such technology. As a result, implementation standards and enforcement practices are also likely to remain uncertain for the foreseeable future, and we cannot determine the impact future laws, regulations, or standards may have on our business, or how best to respond to them in future.

In the United States, the Biden administration issued a broad Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence that sets out principles intended to guide AI design and deployment for the public and private sector and signals the increase in governmental involvement and regulation over artificial intelligence and machine learning. Legislation related to artificial intelligence and machine learning technologies has been introduced at the federal level and has also been promulgated at the state level. In March 2024, the European Parliament adopted the E.U. Artificial Intelligence Act (the “E.U. AI Act”), which establishes broad obligations for the development and use of artificial intelligence-based technologies in the E.U. based on their potential risks and level of impact. The E.U. AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence, and foundation models, and provides fines of up to the greater of €35 million and 7% of worldwide annual turnover for violations.

Any failure or perceived failure by us to comply with AI technology-related laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, financial condition, cash flows and results of operations could be materially adversely affected.

Moreover, it is possible that additional laws and regulations will be adopted in the United States and foreign jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the way in which we use AI and machine learning technology, as well as our ability to provide, improve or commercialize our offerings. We may need to expend resources to modify our products or services in certain jurisdictions to comply with new laws or regulations, or their interpretation. Further, the cost of compliance could be significant and may increase our operating expenses, which could adversely affect our business, financial condition, cash flows and results of operations.

Furthermore, our development efforts, including the introduction of new solutions or modifications to existing solutions, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of AI and machine learning technology and also may increase the burden and cost of research and development in this area.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe, misappropriate or otherwise violate, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.etoro.com. If we lose the ability to use a domain name that we currently use, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm or cause us to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names in certain jurisdictions due to a variety of reasons. In addition, our competitors and other third parties could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent our competitors and other third parties from acquiring and using domain names that infringe, misappropriate, or otherwise violate, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Obtaining, maintaining,

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protecting, defending and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

We may be unable to halt the operations of third-party websites that aggregate or misappropriate our data.

Third parties may misappropriate our data through website scraping, robots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may misappropriate data from our platform and attempt to imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we are successful in detecting such websites, technological and legal measures may be insufficient to halt their operations. In some cases, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, financial condition, operating results, cash flows, and prospects. In addition, to the extent that such activity creates confusion among our users, our brand and business could be harmed.

Risks Related to Employees and Management

We face competition in hiring and retaining qualified employees. The loss of our key employees, including our management and founders, could adversely impact our business, financial condition and results of operations.

We depend on the continued services and performance of our key personnel, including our CEO and Co-Founder, Yoni Assia. If Mr. Assia or one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brand, and our key personal have been, and may continue to be, subject to poaching efforts by our competitors and other high-growth companies, including well-capitalized players in the market in which we operate.

Additionally, our future success will depend upon our continue ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe. Competition for highly skilled personnel is often intense, especially in Israel where our principal office is located, and we may incur significant costs in order to attract and retain people. Changes to our current and future office environments or adoption of a new work model, including our return-to-office policy, may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies’ policies, which could negatively impact our ability to attract, hire and retain our employees. Our products and services require sophisticated knowledge of the financial services industry, applicable regulatory and industry requirements, computer systems and software applications, and if we cannot hire or retain the necessary skilled personnel, we could face disruptions in our operations or suffer deterioration in the quality of our service, experience difficulty meeting our objectives or complying with applicable requirements or otherwise fail to satisfy our users’ demands. As a result of the industry-wide competition for such skilled personnel in the markets in which we operate, we have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. If we are unable to attract, integrate, retain, or effectively replace our key employees and qualified and highly skilled personnel, our ability to effectively focus on and pursue our corporate objectives will decline, and our business and future growth prospects could be harmed.

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Our company culture has contributed to our success and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork we have fostered, which could harm our business.

We believe that our company culture has been critical to our success, which we believe fosters innovation, creativity and teamwork among our employees across all offices around the world. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

▪        failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values, and mission;

▪        the size and geographic diversity of our workforce and our ability to promote a uniform and consistent culture across all our offices and employees;

▪        competitive pressures to move in directions that may divert us from our mission, vision and values; and

▪        the continued challenges of a rapidly evolving regulatory environment.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we would have to incur additional costs and find alternative methods to recruit key employees, which in turn could adversely affect our business, financial condition, cash flows and results of operations.

Our officers, directors, employees, and large shareholders may encounter potential conflicts of interest with respect to their positions or interests in certain assets, entities and other initiatives, which could adversely affect our business and reputation.

We frequently engage in a wide variety of transactions and maintain relationships with a significant number of third parties in connection with our platform. These transactions could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are investors in us or these third parties themselves, and may make investment decisions that favor projects that they have personally invested in. Such persons may hold assets that we are considering supporting for trading on our platform, and may be more supportive of such support notwithstanding legal, regulatory, and other issues associated with such assets or, similarly, may acquire more of such assets in anticipation of us announcing the introduction of such assets onto our platform. As we expand our operations and the number of offerings on our platform, we may confront increasing numbers of potential conflicts of interest related to our officers’ and directors’ trading activity. In addition, under certain circumstances, certain of our officers have the ability to hamper, interrupt or prohibit trading in certain assets, particularly in less liquid securities, which could result in personal gains for those officers. If we fail to manage these conflicts of interests, our business may be harmed and our brand, reputation and credibility may be adversely affected.

Risks Related to Our Operations in Israel

Conditions in Israel, including the ongoing hostilities between Israel and Hamas, Hezbollah, Iran and others, as well as the relations between Israel and the other jurisdictions in which we are regulated or serve users and the various jurisdictions in which our users reside, could materially affect our business.

Many of our employees, including our founders and certain members of our management team, operate from our headquarters that are located in Bnei Brak, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business, financial condition and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers. These attacks resulted in deaths, injuries and the

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kidnapping of civilians and soldiers, as well as the evacuation of tens of thousands of civilians from their homes. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah located in Lebanon, the Houthi movement which controls parts of Yemen, the Islamic Republic of Iran and militant groups in Iraq. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and, possibly, countries, will actively join the hostilities.

Further, as a company headquartered in Israel, there is heightened risk of cyberattacks on our and our supply chain’s IT networks in general, and more so as a result of the war. Although the current war has not materially impacted our business or operations as of the date of this prospectus, the continuation of the war and any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition, and results of operations.

Many Israeli citizens are obligated to perform annual military reserve duty for periods ranging from several days to several weeks, and, in the event of a military conflict, may be called to active duty. Currently, the war has impacted the availability of a limited number of our workforce in Israel in various ways, including that a small part of our workforce has been called to active military duty, and others have been supporting friends or family members affected by the war. While many military reservists have been released, some remain obligated to return in the coming months. If the situation continues or escalates, they may be called up for additional reserve duty sooner than expected, additional employees may be called to service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our users’ expectations, and could impact our competitive position and cause our sales to decrease.

The scope, intensity and duration of the current war are difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. For example, these events may be intertwined with wider macroeconomic factors relating to a deterioration of Israel’s economic standing that may involve, for instance, a downgrade in Israel’s credit rating by rating agencies (such as Moody’s recent downgrades of their credit rating of Israel from A1 to Baa1, as well as the downgrade of its outlook rating from “stable” to “negative” and S&P’s and Fitch’s downgrades of their credit rating of Israel from A+ to A). Any of these implications on Israel’s economy or financial conditions may have an adverse effect on our ability to effectively conduct our operations.

Moreover, the perception of Israel, Israeli and Israeli-related companies by the global community (as represented, for example, by claims filed since the outbreak of the current war with the International Court of Justice (the “ICJ”) and the International Criminal Court’s recent issuance of warrants of arrest for the Israeli Prime Minister and former Minister of Defense) may cause an increase in sanctions and other adverse measures against Israel, Israeli and Israeli-related companies and their products and services. Additionally, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services or otherwise restrict business with Israel, Israeli and Israeli-related companies, which may impact our ability to do business with our existing and potential users. Such efforts, particularly if they become widespread, as well as current and future rulings and orders of international tribunals (including the ICJ) against Israel, could materially and adversely impact our business operations.

The hostilities with Hamas, Hezbollah, Iran and other organizations and countries have included and may include various methods of armed attacks that have already caused and may cause further damage to private and public facilities, infrastructure, utilities, and telecommunication networks. This may require the temporary closure of our offices or facilities or affect our employees’ ability to work, negatively impacting our operational capacity and disrupting supply chains that impact our ability to conduct business efficiently, thereby leading to increased costs associated with alternative solutions or contingency measures. Such attacks may also pose risks to the safety and effectiveness of our workforce and impair our ability to maintain business continuity, which would likely result in substantial direct and indirect costs that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of certain damages that are

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caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Any of the foregoing implications for Israel’s security, business, economic or financial conditions may have an adverse effect on our business, our results of operations and our ability to raise additional funds or result in other negative impacts such as increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing in or transacting business with Israeli-based companies.

It may be difficult to enforce a U.S. judgment against us or our officers and directors in Israel or the United States or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors reasoning that Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

We are taxed as an Israeli corporation and Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed.

Risks Related to Taxation

We may be subject to increasingly complex tax laws and transfer pricing rules.

As a multinational organization operating in multiple jurisdictions, including, but not limited to, the E.U., the U.K., Australia, the United States and Israel, we may be subject to increasingly complex tax laws and taxation in several jurisdictions, the application of which can be uncertain. The amount of taxes we are required to pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws, potential disputes around the allocation of profits between the various entities and jurisdictions and precedents, which could have a material adverse effect on our business.

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Many of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require contemporaneous documentation establishing that all transactions with non-resident related parties be priced using arm’s-length pricing principles. Tax authorities in these jurisdictions could challenge our related party transfer pricing policies and, consequently, the tax treatment of corresponding expenses and income. If any tax authority were to be successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, withholding tax, indirect tax and penalties and interest related thereto, which may have a significant impact on tax liabilities and expenses and potentially on our results of operations and financial condition. In addition, once we reach annual consolidated turnover of €750 million, as generally determined under Organization for Economic Cooperation and Development (the “OECD”) guidance pursuant to Pillar Two (as discussed below), we will be obligated to submit country by country transfer pricing reports, which may entail a different controversy and compliance environment for the tax authorities in the jurisdictions in which we are regulated or serve users. We are assessing our tax obligations to submit country by country transfer pricing reports on an ongoing basis.

We are subject to regular review and audit by the relevant tax authorities in the jurisdictions in which we are regulated or serve users and as a result, the authorities in these jurisdictions could review our tax returns and impose additional significant taxes, interest and penalties, challenge the transfer pricing policies adopted by us, claim that our operation constitutes a taxable presence in a different jurisdiction and/or that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, Net income (loss), or cash flows in the period or periods for which such determination is made.

Furthermore, companies in the online trading industry, including us, may become subject to incremental taxation in various tax jurisdictions which seek to tax various aspects of the digital economy. Although taxing jurisdictions have not yet adopted uniform positions on this topic, we are assessing our tax obligations under such tax legislations on an ongoing basis. We could be required to collect additional sales, use, value added, digital services, equalization levy or other similar taxes, either direct or indirect, or be subject to other liabilities that may increase the costs our users would have to pay for our products and adversely affect our results of operations. If we are required to be responsible for payment for such additional taxes and are unable to pass such taxes or expenses through to our users, our costs would increase and our Net income (loss) would be reduced.

In addition, in the United States, certain members of the U.S. Congress and individual state legislatures have proposed the imposition of new taxes on a broad range of financial transactions, including transactions that occur on our platform, such as the buying and selling of stocks and derivative transactions. While it is difficult to assess the impact the proposed tax rules could have on us, if a financial transaction tax is implemented in any jurisdiction in which we operate, our business, financial condition, cash flows and results of operations could suffer a material adverse effect, and we could be impacted to a greater degree than other market participants.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws or our inability to maintain our beneficial tax status may adversely affect our results of operations.

We believe that we are eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In order to remain eligible for the tax benefits for Preferred Technological Enterprises, which benefits include a reduced corporate tax rate on “Preferred Technological Income” (as defined in the Investment Law), we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. There is no assurance that income that we report as Preferred Technological Income will be taxed at the reduced corporate tax rate or that we will remain eligible for the tax benefits for Preferred Technological Enterprises in the future, or that those or benefits will be available to us in the future. If these tax benefits are reduced, canceled or discontinued, or if we fail to continue to meet certain conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Furthermore, the reduction, cancellation or discontinuation of the tax benefits for Preferred Technological Enterprises might have adverse tax

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consequences for our shareholders with respect to tax withholding and the tax rate that would apply on dividends paid by us. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefits. See the section of this prospectus titled “Tax Considerations—Material Israeli Tax Considerations.”

We are currently undergoing a corporate income tax audit in Israel for taxable years commencing 2017. The tax audit is ongoing and there is no assurance that our reported taxable income as reported in our tax returns will be accepted by the Israel Tax Authority (the “ITA”). Any changes as a result of assessments made by the ITA could have an adverse impact on our financial results.

Recent international tax reforms, particularly the implementation of the OECD’s Pillar Two Global Minimum Tax, may materially affect our financial condition and results of operations.

There can be no assurance that our effective tax rate of 21.7% for the year ended December 31, 2024 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we are regulated or serve users. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the OECD and the E.U. to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (the “BEPS”) initiative, many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally, it is still difficult in some cases to assess to what extent these changes impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first pillar. The second pillar is focused on ensuring large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Taxpayers in scope (MNEs with global revenue of at least €750 million in at least two years out of the four previous years) should calculate their effective tax rate according to the relevant rules in each jurisdiction, which are essentially based on the OECD model rules, for pillar two. According to the model rules provisions for relevant jurisdictions and should pay top-up tax on the difference between their effective tax rate per jurisdiction and a 15% minimum tax rate. In addition, such taxpayers will be subject to compliance requirements in the relevant jurisdictions.

A temporary relief from the scope of Pillar Two effective tax rate calculations is provided for jurisdictions which the MNE operate in, if it can be demonstrated that the specific jurisdiction satisfies one of three ‘safe harbor tests’ during a “transitional period” (2024-2026).

The Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where eToro operates (including UK, Italy, Denmark, Germany, Belgium, Cyprus and Australia), and will take effect for the financial year beginning January 1, 2024. Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate and has recently announced it would implement some parts of Pillar Two commencing January 1, 2026, specifically the Qualified Domestic Top Up Tax which would require in scope Israeli companies to supplement Israeli corporate tax if their effective tax rate as computed under the rules of Pillar Two is below 15%. Given these developments, it

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

is generally expected that tax authorities in various jurisdictions in which we are regulated or serve users may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate and our reporting and additional compliance obligations.

We are assessing our tax obligations under such tax legislations on an ongoing basis.

There can be no assurances that we will not be a passive foreign investment company for any taxable year, which could subject U.S. holders to significant adverse U.S. federal income tax consequences.

If we are or become a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year during which a U.S. holder (as defined in the section titled “Tax Considerations—U.S. Federal Income Tax Considerations”) holds our Class A common shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. Based upon our current and expected income and assets and projections as to the market price of our Class A common shares immediately following this offering (which may be volatile) we do not expect to be a PFIC for the current taxable year or for the foreseeable future. No assurance can be given in this regard, however. For further discussion of the PFIC rules, including the adverse U.S. federal income tax consequences that could apply to a U.S. holder if we were to become a PFIC in any taxable year in which a U.S. holder owns our Class A common shares, see “Tax Considerations—Passive Foreign Investment Company Considerations” and “Tax Considerations—Passive Foreign Investment Company Rules.”

Risks Related to This Offering and Owning Our Securities

An active trading market for our Class A common shares may not develop or be sustained, which would adversely affect the price and liquidity of our Class A common shares.

Prior to the listing of our securities on            , there was no public market for our securities. The initial public offering price for our Class A common shares will be determined through negotiations between us, the selling shareholders and the representatives of the underwriters and may not bear any relationship to the market price at which our Class A common shares will trade after this offering or to any other established criteria of the value of our business. Although we intend to apply to have our Class A common shares approved for listing on the            , an active trading market for our Class A common shares may never develop or be sustained following this offering. If an active trading market does not develop, you may not be able to sell your securities quickly or at the market price. An inactive market may also impair our ability to raise capital by selling securities publicly into the market and may impair our ability to acquire other companies or technologies by using our securities as consideration.

The market price and trading volume of our securities may be volatile.

The stock markets, including            , on which we intend to list our securities have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our securities following this offering, the market price of our securities may be volatile and could decline significantly. In addition, the trading volume in our securities may fluctuate and cause significant price variations to occur. If the market price of our securities declines significantly, you may be unable to resell your shares at or above the market price of our securities as of the closing. There can be no assurance that the market price of our securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

▪        the realization of any of the risk factors described herein;

▪        actual or anticipated differences in our estimates, or in the estimates of analysts, for our key performance metrics;

▪        additions and departures of key personnel;

▪        failure to comply with the requirements of the stock exchange on which we intend to list our Class A common shares;

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

▪        failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

▪        future issuances, sales or resales, or anticipated issuances, sales or resales, of our securities;

▪        publication of research reports about us or our industry generally;

▪        the performance and market valuations of other similar companies;

▪        volatility in the price of bitcoin and other cryptoassets;

▪        broad disruptions in the financial markets;

▪        speculation in the press or investment community;

▪        actual, potential or perceived control, accounting or reporting problems; and

▪        changes in accounting principles, policies and guidelines.

The dual class structure of our share capital will have the effect of concentrating voting power with certain of our existing shareholders, including our CEO and Co-Founder, Yoni Assia, which will limit your ability to influence the outcome of matters submitted to our shareholders for approval.

Each share of our Class B common shares is entitled to 10 votes per share, while each share of our Class A common shares, which is the equity being offered by means of this prospectus, entitles its holder to one vote per share. Upon the completion of this offering, our existing shareholders, including our CEO and Co-Founder, Yoni Assia, will together hold all of our issued and outstanding Class B common shares. Accordingly, upon completion of this offering, such existing shareholders will own Class A common shares and Class B common shares (including shares over which they have voting or administrative control) representing, in the aggregate, approximately            % of the voting power of our outstanding share capital, which voting power may increase over time as such shareholders exercise or vest in equity awards outstanding at the time of the completion of this offering. As a result, these shareholders will be able to significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs, particularly if they were to choose to act together. These shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the adoption of amendments to our A&R memorandum and articles and approval of any merger, consolidation or sale of substantially all of our assets. This concentration of ownership control may:

▪        delay or prevent a change in control;

▪        entrench our management and our board; or

▪        impede a merger, consolidation, takeover, or other business combination involving us that other shareholders may desire.

Any such actions could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A common shares.

Future transfers by the holders of Class B common shares will generally result in those shares automatically converting into Class A common shares, subject to certain exceptions. In addition, all outstanding shares of our Class B common shares will automatically convert into one Class A common share at 5:00 p.m. New York City time on the earlier of (i) the date specified by affirmative vote or written consent of the holders of at least two-thirds (66 2⁄3%) of the outstanding Class B common shares, voting or acting as a separate class, (ii) such time on which the total number of issued and outstanding Class B common shares on a fully diluted basis (assuming for such purpose the conversion and exercise of any and all outstanding rights or securities that are convertible or exercisable into Class B common shares) represent less than fifteen percent (15%) of the total number of issued and outstanding Class B common shares on a fully diluted basis (calculated in the same manner) as of the date of this prospectus (after giving effect to the sale of Class A common shares in this offering) or (iii) the date that is 10 years from the closing of this offering.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

In addition, certain regulatory authorities provide that acquisition by any party of more than 9.99% of our issued share capital or voting power requires a license by such regulatory authorities or such ownership is otherwise approved. Our A&R memorandum and articles include provisions designed to help implement these requirements, which may impact shareholders’ ability to vote or receive distributions with respect to any shares in excess of the foregoing limitation.

Finally, holders of options and restricted share units outstanding as of immediately prior to the completion of this offering will receive, upon exercise or settlement of their outstanding options or restricted share units under the Plans, Class A common shares and an equal number of Class B common shares, and such future issuances of Class B common shares would be dilutive to holders of Class A common shares.

For additional information about our dual class structure, including the regulatory limitations on ownership, see the section titled “Description of Share Capital.”

Our revised governing documents will include provisions that may discourage takeover attempts.

Certain provisions in our A&R memorandum and articles may have the effect of deterring coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and by encouraging prospective acquirers to negotiate with our board rather than to attempt a hostile takeover. These provisions include, among others:

▪        our dual class structure, which provides our existing shareholders, including our CEO and Co-Founder, Yoni Assia, individually or together, with the ability to significantly influence the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding Class A common shares and Class B common shares;

▪        the existence of a staggered board;

▪        the right of our board to issue preferred shares and to determine the voting, dividend, and other rights of preferred shares without shareholder approval;

▪        the ability of our directors, and not shareholders, to fill vacancies on our board in most circumstances and to determine the size of our board;

▪        the requirement for two-thirds (66²⁄₃%) affirmative approval by shareholders entitled to vote at a meeting of our shareholders in order to remove directors or adopt, amend or repeal certain provisions of our A&R memorandum and articles and, for so long as any Class B common shares are outstanding the holders of at least two-thirds (66²⁄₃%) of the Class B common shares outstanding at the time of such vote, voting as a separate series, to adopt, amend or repeal certain provisions of our A&R memorandum and articles;

▪        restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

▪        the prohibition on shareholders acting by written consent without prior board approval;

▪        the absence of cumulative rights in the election of directors;

▪        the prohibition on shareholders to approve an amendment to our A&R memorandum and articles unless prior board approval has been obtained; and

▪        certain limitations on shareholders owning more than 9.99% of our issued share capital or voting rights, without approval from applicable regulatory authorities. See “Description of Share Capital.”

While these provisions are not intended to make us immune from takeovers, they will apply even if the offer may be considered beneficial by some shareholders and may delay or prevent an acquisition that our board determines is not in the best interests of us and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

We cannot predict the impact our dual class structure may have on the market price of our Class A common shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common shares, adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, S&P Dow Jones has stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600), and under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common shares less attractive to other investors. As a result, the market price of our Class A common shares could be materially adversely affected.

Sales of a substantial number of our Class A common shares in the public market by our existing shareholders could cause our share price to decline.

The sale of substantial number of our Class A common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, based on the shares outstanding as of            , 2025, we will have            Class A common shares and Class A common shares issuable upon conversion of Class B common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. Of the outstanding Class A common shares, the            Class A common shares sold or issued in this offering (or            Class A common shares if the underwriters exercise their option to purchase additional common shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding Class A common shares held by our existing shareholders after this offering will be subject to certain restrictions on resale. We and our executive officers, directors and substantially all of our existing shareholders, including the selling shareholders, who collectively own            Class A common shares and            Class B common shares, have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any common shares or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A common shares, or cause a registration statement covering any Class A common shares to be filed, without the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and UBS Securities LLC, as representatives of the underwriters (the “representatives”). See “Underwriting.” The lock-up agreements include customary exceptions, and the representatives may release some or all of the Class A common shares subject to lock-up agreements at any time and without notice, which would allow for earlier sales of Class A common shares in the public market.

Upon the expiration of the lock-up agreements described above, all such Class A common shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other described in “Shares Eligible for Future Sale.”

In addition, pursuant to the Fifth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), to be effective upon consummation of this offering, certain of our existing shareholders and their respective affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their Class A common shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”

The market price of our Class A common shares may decline significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of our Class A common shares might impede our ability to raise capital through the issuance of additional common shares or other equity securities.

Our A&R memorandum and articles designate the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders.

Our A&R memorandum and articles provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act and the Exchange Act. We note that investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our A&R memorandum and articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our A&R memorandum and articles described above.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our Class A common shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional Class A common shares or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or preferred shares. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional common shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our Class A common shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A common shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our Class A common shares bear the risk that our future offerings may reduce the market price of our Class A common shares and dilute their shareholdings in us. See “Description of Share Capital.”

The future issuance of additional Class A common shares in connection with our incentive plans or otherwise will dilute all other shareholders.

After this offering, assuming the underwriters exercise their option to purchase additional common shares in full, we will have an aggregate of            Class A common shares and            Class B common shares authorized but unissued (including shares reserved for Class A common shares and Class B common shares issuance under our incentive plans). We may issue all of these Class A common shares and Class B common shares without any action or approval by our shareholders, subject to certain exceptions. Any Class A common shares and Class B common shares issued in connection with our incentive plans or otherwise would dilute the percentage ownership held by the investors who purchase Class A common shares in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Investors in this offering will experience immediate and substantial dilution of $            per share.

The initial public offering price of our Class A common shares will be substantially higher than the as adjusted net tangible book value per common share immediately after this offering. Therefore, if you purchase our Class A common shares in this offering, you will pay a price per common share that substantially exceeds our as adjusted net tangible book value per Class A common share after this offering. In addition, you will pay more for your Class A common shares than the amounts paid by our existing shareholders. Based on an assumed initial public offering price of $            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common shares in this offering will experience immediate and substantial dilution of $            per share in the as adjusted net tangible book value per common share from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2024 after giving effect to this offering would be $            per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business. Pending their use, the net proceeds from our initial public offering may be invested in a way that does not produce income or that loses value.

We do not anticipate paying any dividends on our Class A common shares or Class B common shares in the foreseeable future.

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our Class A common shares or Class B common shares in the near term following the completion of this offering. The declaration, payment and amount of any future dividends will be made at the discretion of our board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, any existing contractual restrictions and other factors as our board considers relevant. Further, under BVI law, our board may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business, and the value of our assets will not be less than the sum of our total liabilities. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividend Policy.” Until such time that we pay a dividend, our investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Class A common shares is affected by the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A common shares could be negatively impacted. If we obtain securities or industry analyst coverage in the future, and if one or more of the analysts who covers us downgrades our Class A common shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common shares could decrease, which could cause the share price and trading volume of our Class A common shares to decline.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Risks Related to Being a Public Company

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, they may not successfully or efficiently manage their new roles and responsibilities, our transition to being a public company subject to significant regulatory oversight, reporting obligations under U.S. and international securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could result in less time being devoted to our management, growth and the achievement of our operational goals.

In addition, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. We are in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company, and a delay could impact our ability or prevent us from timely reporting our operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may need to significantly expand our employee base in order to support our operations as a public company, increasing our operating costs. Failure to adequately comply with the requirements of being a public company, could adversely affect our business, financial condition and results of operation.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company that qualifies as a foreign private issuer, we will become subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company. See “—Our management team has limited experience managing a public company.”

As a “foreign private issuer,” we intend to follow certain home country corporate governance practices, which may not provide shareholders with protections afforded to shareholders of companies that are subject to all BVI corporate governance requirements.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow BVI legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

As a company organized under the laws of BVI, a substantial portion of our assets are located outside the United States. As a result, it may be difficult or impossible to (i) effect service of process within the United States upon us; or (ii) enforce, against us, court judgments obtained in U.S. courts, including judgments relating to U.S. federal securities laws.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

It is unlikely that BVI courts would entertain original actions against BVI companies, their directors or officers predicated solely upon U.S. federal securities laws. The BVI courts may apply any rule of BVI law which is mandatory irrespective of the governing law and may refuse to apply a rule of such governing law of the relevant documents, if it is manifestly incompatible with the public policy of BVI. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in BVI. Rather, a lawsuit must be brought in the BVI on any such judgment. The courts of BVI would recognize a U.S. judgment as a valid judgment, and permit the same to provide the basis of a fresh action in BVI and should give a judgment based thereon without there being a re-trial or reconsideration of the merits of the case; provided that (i) the courts in the United States had proper jurisdiction in the matter and the parties had either submitted to the jurisdiction of the United States or were resident or carrying on business within the United States and were duly served with process in relation to such judgment, (ii) the judgment is for a debt or definite sum of money other than a sum payable in respect of taxes, fines or charges of a like nature or in respect of a fine, sanction, penalty, or similar discal or revenue obligations, (iii) the proceedings in the U.S. courts in which the judgment was obtained were not contrary to natural justice, (iv) the judgment was not obtained by fraud on the part of the party in whose favor the judgment was given or of the court pronouncing it, (v) the recognition or enforcement of such judgment would not be contrary to the public policy of BVI, (vi) the correct procedures under the laws of the BVI are duly complied with, (vii) the judgment is not inconsistent with a prior BVI judgment in respect of the same matter and (viii) enforcement proceedings are instituted within six years after the date of such judgment.

BVI laws and regulations applicable to BVI companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the United States rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to BVI laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or is required to make public pursuant to BVI law, or is required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, as a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums, distribution of our annual report to shareholders, and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). We may in the future elect to follow home country practices with regard to other matters. As a result of the above, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and may cause us to incur significant legal, accounting and other expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any one of the following is true: (i) a majority

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of our directors or executive officers are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with mandatory U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. If we lose our foreign private issuer status, we may incur significant additional legal, accounting and other expenses that we may not otherwise incur as a foreign private issuer, which could harm our business, financial condition and results of operations.

Environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, regulators, employees, users and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance matters (“ESG”). Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessment and ratings on companies. The criteria by which our corporate responsibility practices are assessed may change due to the constant evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies and actions with respect to corporate social responsibility are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

Furthermore, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, financial condition, cash flows and results of operations could be adversely impacted.

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PURSUANT TO 17 CFR 200.83.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. In some cases, we have identified forward-looking statements in this prospectus by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control.

Forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Although we believe that our expectations are based on reasonable assumptions, our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:

▪        market volatility and erratic market movements;

▪        failure to retain existing users or adding new users;

▪        extreme competition;

▪        changes in regulatory and legal framework under which we operate;

▪        regulatory inquiries and investigations;

▪        our estimates of our financial performance;

▪        interest rate fluctuations;

▪        the evolving cryptoasset market, including the regulations thereof;

▪        conditions related to our operations in Israel, including the ongoing war;

▪        risks related to data security and privacy and use of OSS;

▪        risks related to AI;

▪        changes in general economic or political conditions;

▪        changes to accounting principles and guidelines;

▪        following the consummation of the offering, the ability to maintain the listing of our securities on Nasdaq;

▪        unexpected costs or expenses; and

▪        the other matters described in the section titled “Risk Factors.”

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may

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cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

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USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Class A common shares that we are offering will be approximately $            million (or $            million if the underwriters exercise their option to purchase additional Class A common shares in full), assuming an initial public offering price of $            per Class A common share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common shares by the selling shareholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per Class A common share would increase (decrease) the net proceeds to us from our initial public offering by $            million, assuming the number of shares offered by us as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 Class A common shares offered by us would increase (decrease) the net proceeds to us from our initial public offering by $            million, based on an assumed initial public offering price of $            per Class A common share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our Class A common shares.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to make acquisitions or investments, although we do not have agreements or commitments for any material acquisitions or investments at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short-and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities and money market funds.

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DIVIDEND POLICY

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our Class A common shares or Class B common shares in the near term following the completion of this offering. The declaration, payment and amount of any future dividends will be made at the discretion of our board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, any existing contractual restrictions and other factors as our board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Under BVI law, our board may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business, and the value of our assets will not be less than the sum of our total liabilities.

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CAPITALIZATION

The following table presents our cash and capitalization as of December 31, 2024:

▪        on an actual basis;

▪        on a pro forma basis, giving effect to (a) the Recapitalization and (b) the filing and effectiveness of our A&R memorandum and articles; and

▪        on a pro forma as adjusted basis, giving effect to (a) the pro forma items described immediately above and (b) our receipt of estimated net proceeds from the sale of the Class A common shares in this offering at an assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the coverage page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual		Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited) (in thousands except per share amounts)
Cash and cash equivalents		$575,395	$	$
Short-term investment		65,000
Debt and lease liabilities
Lease liabilities		48,304
Equity attributable to the equity holders of the Company:
Common share premium		474,469
Preferred share premium		397,019
Treasury shares		(2,625)
Advanced Investment Agreement		9,091
Other capital reserve		1,868
Accumulated deficit		(47,447)
Class A common shares (no par value per share; no shares authorized, issued or outstanding (actual), shares authorized, shares issued and outstanding (pro forma), shares authorized, shares issued and shares outstanding (pro forma as adjusted))		—
Class B common shares (no par value per share; no shares authorized, issued or outstanding (actual), shares authorized, shares issued and outstanding (pro forma), shares authorized, shares issued and shares outstanding (pro forma as adjusted))		—

Common shares (no par value per share; 30,000,000 shares authorized,             shares issued and outstanding (actual), no shares authorized, issued and outstanding (pro forma), no shares authorized, issued and outstanding (pro forma as adjusted))

Preferred shares (no par value per share; 15,885,727 shares authorized,             shares issued and outstanding (actual),             shares authorized, no shares issued and outstanding (pro forma) and             shares authorized, no shares issued and outstanding (pro forma as adjusted))

Equity attributable to the equity holders of the Company
Total capitalization	$		$	$

––––––––––––––

(1)     A $1.00 increase (decrease) in the assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders’ equity

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and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $            million, assuming the assumed an initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(2)     Does not include a $45.0 million of availability under the Hapoalim Credit Facility (as defined herein).

Under the Recapitalization, holders of options and restricted share units outstanding as of immediately prior to the completion of this offering will receive, upon exercise or settlement of their outstanding options or units under the Plans, Class A common shares and an equal number of Class B common shares.

Unless otherwise stated, the number of Class A common shares and Class B common shares to be issued and outstanding immediately after this offering is based on            Class A common shares and            Class B common shares outstanding as of            , 2025, after giving effect to the Recapitalization, and excludes:

▪                    Class A common shares and            Class B common shares issuable upon the exercise of options outstanding as of December 31, 2024 under the Plans, with a weighted-average exercise price of $            per common share;

▪                    Class A common shares and            Class B common shares issuable upon the satisfaction of time-based and liquidity-based vesting conditions for the restricted share units outstanding as of December 31, 2024;

▪                  Class A common shares and          Class B common shares issuable upon certain time-based and performance-based conditions for the shares issuable in connection with the acquisition of Spaceship;

▪                    shares of our Class A common shares to be reserved for future issuance under the ESPP, which will become effective prior to the completion of this offering (as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP);

▪                    Class A common shares reserved for future issuance under the 2021 Plan, plus any future increases in the number of Class A common shares reserved for issuance thereunder and any Class A common shares underlying outstanding share awards granted under the Plans that expire or are repurchased, forfeited, canceled or withheld; and

▪                    Class A common shares and            Class B common shares that have not yet been issued and will not be issued to SBT as long as SBT is subject to the Sanctions Restrictions, including Preferred F shares converted into an equal number of Class A common shares pursuant to the Recapitalization which were authorized but not issued to SBT, and which would have been entitled to distribution of Class B common shares upon the Class B Distribution. See “Principal and Selling Shareholders” for additional information.

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DILUTION

If you invest in the Class A common shares in this offering, your investment in us will be immediately diluted to the extent of the difference between the initial public offering price per Class A common share and the pro forma as adjusted net tangible book value (deficit) per share after this offering.

Our historical net tangible book value (deficit) as of December 31, 2024 was $        million, or $        per share. We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of common shares issued and outstanding as of December 31, 2024.

Our pro forma net tangible book value (deficit) as of December 31, 2024 was $            million, or $            per share. We calculate pro forma net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of Class A common shares issued and outstanding as of December 31, 2024, after giving effect to the Recapitalization.

After giving effect to our sale of            Class A common shares and the selling shareholders’ sale of Class A common shares in this offering at the assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of December 31, 2024 would have been $            million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $            per share to investors purchasing Class A common shares in this offering at the assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per Class A common share		$
Net tangible book value (deficit) per share as of December 31, 2024	$
Pro forma decrease in net tangible book value per share
Pro forma net tangible book value per share as of December 31, 2024
Increase in pro forma tangible book value (deficit) per share attributable to this offering	$
Pro forma as adjusted net tangible book value (deficit) per share after this offering
Dilution in pro forma as adjusted net tangible book value (deficit) per share to investors in this offering		$

Dilution is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per Class A common share.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) per share by $0.01 and increase (decrease) dilution per common share to investors purchasing Class A common shares in this offering by $            , assuming that the number of shares sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of Class A common shares sold by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) per share by $            and decrease (increase) dilution per common share to investors purchasing Class A common shares in this offering by $            , assuming the assumed initial public offering price of $            per Class A common share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2024, the differences between the number of common shares purchased from us by our existing shareholders and our Class A common shares purchased from us by new investors purchasing shares in this offering, the total consideration paid to us in cash, the average price per share paid by existing shareholders for shares of common shares issued prior to this offering, and the price to be paid by new investors for Class A common shares in this offering. The calculation below is based on the assumed initial public offering estimated price of $            per Class A common share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Common Shares Purchased		Total Consideration		Average Price per Share
	Number	%	Amount	%
Existing shareholders		%	$	%	$
New investors
		100.0%		$100.0%	$

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional Class A common shares. If the underwriters exercise in full their option to purchase additional Class A common shares, our existing shareholders would own            % and our new investors would own            % of the total number of Class A common shares issued and outstanding after this offering. You may also experience additional dilution upon future equity issuances, including under the 2021 Plan, or the exercise or settlement of equity awards granted to our employees, executive officers and directors under any future equity incentive plans or upon the exercise of warrants that may be outstanding from time to time.

We will not receive any proceeds from the sale of Class A common shares by the selling shareholders in this offering. Accordingly, there will be no dilutive impact as a result of such sales.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Mission

Our mission is to open the global markets, connect our users to leading investors, and give them the tools they need to grow their knowledge and wealth.

Overview

eToro was founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. We have created an investment platform built around collaboration and investor education. We believe that we provide what retail investors care about most: simple access to the assets they want to invest in, an intuitive and user-friendly mobile interface; and a trusted and transparent source for financial education, including the ability to draw on the knowledge and insights of other investors.

As of December 31, 2024, we had approximately 3.5 million Funded Accounts across our global footprint of 75 countries. We have built a globally recognized brand, ranking highly for brand awareness in the U.K., Europe, UAE and Australia. We also have a presence and intent to continue growing within Asia Pacific and the Americas, including the United States.

On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. We encourage our users to take a diversified approach to investing through our curated content and by offering an increasingly wide range of investment opportunities. We also offer our users a choice of how to invest. Users can trade directly themselves, invest in a portfolio or replicate the investment strategy of other investors on our platform. eToro Money, our money management offering, enables users to make deposits, withdrawals and trade local stocks in local currencies. We also provide many valuable investment tools and services, including sophisticated charting and analysis tools and extended-hours trading. Over time, we expect to continue to grow our userbase and deepen their engagement with our platform through our social community and our global, diversified, multi-asset products and services.

Our Revenue Model

Multifaceted Sources of Revenue

We generate revenue through a multifaceted model consisting of (1) trading income, (2) interest income, (3) money management fees and (4) other value-added products and services.

Trading income.    We generate trading income as users open and close trading positions across a range of asset classes. We charge a fee on top of the spread on certain trades (the difference between the bid and ask price of a given asset or derivative) and the fee is charged, collected and recognized every time we execute a trade on behalf of a user.

Interest income.    We generate interest income primarily through charging margin interest and from interest generated on users’ uninvested funds and our corporate cash holdings. Margin interest is the interest that we charge on margin positions, either leveraged or short, that remain open overnight. Additionally, we primarily hold users’ uninvested funds and our corporate cash holdings in interest-bearing bank deposits and qualified money market funds.

Money management fees.    We generate money management fees from our eToro Money offering including currency conversions, withdrawals, transfers of cryptoassets, fees relating to our cryptoasset wallet services and interchange fees on our debit card. These fees are transactional in nature and align with users’ trading and spending activities. For example, currency conversion fees apply when users deposit in non-U.S. dollar currencies to fund their U.S. dollar account and when users trade U.S. dollar-denominated stocks from their non-U.S. dollar local currency accounts.

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Other value-added products and services.    Other value-added product services include those which produce subscription fees, account dormancy fees, income and distributions from blockchain rewards, other ancillary services.

Diverse Model

We believe our multifaceted revenue sources result in a highly diversified model that has helped to stabilize our financial performance through past market cycles. The following chart presenting our Net Contribution by Components, a key performance metric, underscores our broad revenue diversification over the past twelve quarters. For additional information about Net Contribution by Components, see “Key Performance Metrics—Net Contribution by Components” below.

Net Contribution by Components ($)

We believe our revenue model is positively impacted by our broad, multi-asset product offering that has historically provided a natural hedge against periods of heightened or depressed trading levels within any given asset class. The distribution of these commissions by asset class in a given period varies based on market conditions and investor sentiment. The following chart presents the asset composition of our commission from trading activities for the past eight years.

Composition of Commission from Trading Activities by Asset Class

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Key Performance Metrics

Total Commission

Total Commission represents commission from trading activities (the gross commission, fees and other forms of income collected from users while engaging in trading activity on our platform) and also includes interest income, fees generated through eToro Money, and fees from other services. As our users increase their engagement with the eToro platform and use our various products and services, we expect Total Commission to increase over time. We use Total Commission to evaluate our success in monetizing our products and services before deducting our trading and other costs necessary to serve users. We believe Total Commission best measures users’ demand for our products and services.

Total Commission was $931 million, $639 million and $632 million for the years ended December 31, 2024, 2023 and 2022, respectively. The composition of Total Commission varies from period to period, and is subject to changes in users’ trading activity, interest rates and adoption of other products and services. The following table presents our Total Commission for the periods indicated.

Total Commission

($ in millions)	For the Quarter Ended
	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Total Commission	205	159	139	129	162	152	159	166	244	203	181	303

Net Contribution and Components

Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution is comprised of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

▪        Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

▪        Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from staking activity and blockchain rewards, which are net commissions generated from Net Interest Contribution and Subscriptions and Other, respectively.

▪        Net Interest Contribution represents Net interest income from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

▪        eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

▪        Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

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Net Contribution and Components

	For the Quarter Ended
($ in millions)	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Net Trading Contribution (Equities, Commodities and Currencies)	128	96	82	88	93	62	68	84	73	83	92	80
Net Trading Contribution (Cryptoassets)	39	4	16	8	18	8	8	22	61	20	17	95
Net Interest Contribution	18	16	20	23	31	39	39	35	45	46	43	50
eToro Money	13	11	10	9	8	9	10	12	20	15	14	25
Subscriptions and other	2	2	1	1	4	3	2	2	2	3	1	2
Net Contribution	200	129	129	129	154	121	127	155	201	167	167	252

Funded Accounts

Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate Total Commission.

Our total number of Funded Accounts has steadily increased as we have invested in acquiring users into our funnel, converting them into users that fund their account and execute a trade on our platform, and focused on maintaining their engagement in order to retain their business. The breadth of our product offering enables us to attract and retain users globally as more retail investors engage with global markets.

Funded Accounts

(in millions)	For the Quarter Ended
	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Funded Accounts	2.59	2.70	2.76	2.82	2.89	2.94	2.99	3.04	3.13	3.17	3.21	3.48

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Trades and Net Trading Contribution Per Trade

Trades represent the total number of orders that were placed by users and executed by us during the applicable period. Trades include self-directed and copy trades, and each trade reflects either the opening or closing of a position by a user. Net Trading Contribution per Trade consists of Net Trading Contribution (equities, commodities and currencies) and Net Trading Contribution (Cryptoassets) divided by their respective number of trades. We separate trades and Net Trading Contribution per Trade between cryptoassets and traditional assets to help isolate trends, due to the distinct characteristics that drive trading activity between the two types of assets. Cryptoassets exhibit highly varying spreads based on the relative liquidity of the asset traded, and depending on investor preferences, our Net Trading Contribution per Trade (Cryptoassets) can also vary significantly.

There are several external factors that contribute to changes in trading activity, including, but not limited to, retail investors’ interest in capital markets and in particular asset classes, as well as changes in broader market sentiment. While we have experienced periods of high and low trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on our platform provides a natural hedge against lower trading activity in any one particular asset.

For the year ended December 31, 2024, users executed 571 million trades, up from 447 million trades and down from 594 million trades for the same periods in 2023 and 2022, respectively. Of these trades, 507 million trades were in equities, commodities and currencies, up from 415 million and down from 540 million for the same periods in 2023 and 2022, respectively, and 64 million trades were in cryptoassets, up from 32 million and up from 54 million for the same periods in 2023 and 2022, respectively.

Trades & Net Trading Contribution per Trade

(in millions, except per trade values)	For the Quarter Ended
	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Number of trades (equities, currencies, and commodities)	173	151	116	100	120	94	100	101	135	135	117	120
Net Trading Contribution per trade (equities, currencies, and commodities)	$0.74	$0.64	$0.72	$0.95	$0.78	$0.66	$0.68	$0.83	$0.54	$0.61	$0.79	$0.67
Number of trades (cryptoassets)	21	14	11	8	9	7	6	10	20	12	9	23
Net Trading Contribution per trade (cryptoassets)	$1.86	$0.29	$1.45	$1.00	$2.00	$1.14	$1.33	$2.20	$3.05	$1.67	$1.89	$4.13

Non-IFRS Financial Metrics

We believe that non-IFRS financial metrics, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. However, non-IFRS financial metrics are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Other companies, including companies in our industry, may calculate similarly titled non-IFRS financial metrics differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-IFRS financial metrics as tools for comparison. A reconciliation is provided below for the non-IFRS financial metric to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of this non-IFRS financial metric to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

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Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial metric that we define as net income (loss) adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense (income). We use Adjusted EBITDA as a metric for evaluating our operating expenses and the performance of our business, and in our strategic planning and budgeting processes. We believe Adjusted EBITDA provides useful information to investors and others in understanding the results of our business operations and provides the most comparable profitability measure of our business for the purpose of period-to-period comparisons. Adjusted EBITDA also closely mirrors our cash generation across both cash and highly liquid assets.

Adjusted EBITDA was $304 million, $117 million and $(43) million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively, an increase of $187 million and $160 million, respectively. The increase was primarily due to the increase in our Net income for the same period.

Reconciliation of Non-IFRS Financial Metrics

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss), the most directly comparable IFRS financial metric, for the periods presented:

($ in thousands)	Year ended December 31,
	2024	2023	2022
Net income (loss)	$192,381	$15,259	$(214,982)
Finance and other expense, net	4,642	3,889	20,181
Taxes on income	53,238	12,473	117
Share-based payment expense	27,150	66,143	127,132
Depreciation, amortization and impairment	11,337	12,255	12,956
Employee non-cash expense(1)	6,557	6,438	2,301
Transaction-related costs(2)	1,281	—	8,410
Other expense(3)	7,284	689	1,062
Adjusted EBITDA	$303,870	$117,146	$(42,823)

____________

(1)     Employee non-cash expense for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 is related to payroll expenses recorded in respect of the NWA over the employee’s vesting period.

(2)     Transaction-related costs for the year ended December 31, 2022 are related to the Company’s terminated business combination with FinTech Acquisition Corp. V, a Delaware corporation. See note 26 to the consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus. One-time transaction costs for the year ended December 31, 2024 include IPO transaction costs associated with this offering.

(3)     Other expense for the year ended December 31, 2022 is related to costs incurred as part of efficiency improvements implemented in the second half of 2022. Other expenses for the year ended December 31, 2023 is comprised of restructuring costs and other one-off non-recurring expenses. Other expense for the year ended December 31, 2024 is comprised of one-off provisions related to legal proceedings.

Factors Affecting Our Performance

The growth and success of our business, as well as our financial condition and operating results, have been and will continue to be affected by a number of factors.

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Global Interest and Activity in the Capital Markets

Our results are affected by existing and potential retail investors’ interest in investing in the capital markets. Over extended periods, the global markets have exhibited cyclical behavior, with elongated bull markets generally encouraging retail investors to participate and trade.

The number of executed trades alongside the invested amount per trade provide context on overall market activity and investor engagement. The following table presents the number of trades and invested amount per trade over the past 12 quarters.

Trades & Invested Amount per Trade

(in millions, except per trade values)	For the Quarter Ended
	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Number of trades (equities, currencies, and commodities) (millions)	173	151	116	100	120	94	100	101	135	135	117	120
Invested Amount per trade (equities, currencies and commodities)	$265	$220	$260	$252	$237	$287	$264	$235	$216	$219	$271	$287
Number of trades (cryptoassets) (millions)	21	14	11	8	9	7	6	10	20	12	9	23
Invested Amount per trade (cryptoassets)	$196	$175	$156	$132	$163	$143	$163	$204	$258	$200	$190	$347

We provide our users with a gateway to the global financial markets and a means to explore their interest outside the boundary of their local market. This empowers our users with the ability to trade and invest in a broad range of asset classes, enabling them to diversify their holdings. Our CopyTrader technology further supports the retail community’s interest by allowing users to copy a more experienced investor and to benefit from the breadth of our global community. 85% of users who copy another investor on eToro, copy someone that does not reside in the same country as them. To similar effect, our Popular Investor program has representatives from over 70 countries providing users with the ability to copy experienced investors from across the globe.

Our educational tools and social offering complement the trading experience and provide tangible means to engage with users’ topics of interest over time. In 2023, 55% of Funded Accounts engaged socially on the eToro platform, up from 27% in 2019. Ultimately, our results will be affected by this interest and how well we are able to capture it.

While we have built a global platform serving users in 75 countries across 20 languages, we are also investing significant resources to provide an increasingly localized experience for trading, investing, wealth management and neo-banking in our key markets. Localization includes providing the ability to manage balances in different currencies, trading in local currencies, and access to local tax efficient savings vehicles such as our ISA offering in the UK.

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Global Distribution of Funded Accounts by Region

4%
10%
16%
70%
As of December 31,
2024
Europe and U.K.
Asia Pacific
Americas
Middle East and Africa

Europe and the U.K. have been core markets for us since our founding and continue to be strategically important to us as we expect retail participation to grow considerably in Europe and the U.K. in the coming years.

We continue to invest in growing our footprint in the Asia-Pacific region. Since launching in Australia in 2016, we have continued to grow our profile and presence and we believe that our acquisition of Australian investing app, Spaceship, which closed in November 2024, will help us continue to grow our market share in Australia. eToro Singapore Pte. Ltd., “eToro Singapore,” received an In Principle Approval for a Capital Markets Services license (a “CMSL”) with the Monetary Authority of Singapore (“MAS”) which we plan to activate in 2025 after meeting certain requirements by MAS.

Our Americas business includes the United States and Latin America. Launched in 2019, our offering in the United States was initially limited to cryptoassets and our social features including copy trading. Since then, we have expanded our U.S. product offering to include equities, ETFs and options trading. Our operations in the Americas and other regions are, and will continue to be, influenced by the evolving regulatory environment, which may impact the types of products or services we are able to offer as well as the number of Funded Accounts we serve.

In November 2023, we launched in the United Arab Emirates and are working to expand our presence in the Middle East, which we see as having high growth potential.

Bringing our global reach to local markets and serving those markets with localized services enhances our value proposition to new and existing users, strengthening our retention and supporting sustained Total Commission growth over time.

Macroeconomic Environment

The overall macro environment, including interest rates, impacts the type of activities our users engage in on our platform. However, we believe there is a natural hedge in our business as low interest rate environments are generally characterized by higher levels of trading activity as investors seek returns outside of interest earnings, while higher interest rate environments generally see lower trading activity but greater income from interest-bearing products. Even as trading activity has declined in higher interest rate environments, we’ve seen the number of open positions remain stable and growing across both equities and cryptoassets. The mix and intensity of shifts in macroeconomic factors will influence our performance over time.

Total interest-earning assets, which include users’ cash balances, corporate cash, users’ total leveraged positions and stakeable cryptoassets, provide context on our ability to generate stable interest income and contribute to revenue diversification. Total interest-earning assets were $5.4 billion, $4.3 billion and $4.2 billion in the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

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Growing our User Base

Our financial performance is predicated on our ability to continue adding new users to our platform and creating long-term, trusted relationships, which drives the commission we earn. For the years ended December 31, 2024, 2023 and 2022, our total Funded Accounts were approximately 3.5 million, 3 million and 2.8 million, respectively. Our efforts in building relationships with our users have yielded a globally recognized brand that benefits from a growing volume of organic user acquisition.

We seek to acquire and retain users efficiently and actively monitor the returns generated by our marketing spend. We believe that maintaining users’ engagement yields long-term returns, and we measure the effectiveness of our marketing strategy by analyzing the ongoing performance of annual user cohorts, which are qualified by the date on which a given user opened their first trade through eToro. We align the Total Commission generated by each cohort over time with the marketing expenses incurred to acquire each cohort’s respective users.

These cohorts have generated significant return on investment (“ROI”) over time, measured by the Total Commission generated by cohorts through December 31, 2024. For example, the 2018 cohort generated approximately $431 million in cumulative Total Commission over seven years. This represents a return on investment of 4.5 times the marketing expenditure in 2018. Our cohorts have compounded Total Commission over time at an increasing rate. Each cohort has generated strong ROI and our oldest cohorts demonstrate the ongoing potential of our investments in user acquisition.

Cumulative Total Commission Versus Initial Marketing Expense (ROI)

ROI
0.8x
1.8x
0.7x
1.5x
0.5x
2.2x
1.0x
4.9x
1.3x
2.9x
0.6x
4.5x
1.1x
Cohort 2024
Cohort 2023
Cohort 2022
Cohort 2021
Cohort 2020
Cohort 2019
Cohort 2018
Marketing Expense ($, million)
148
118
234
524
229
120
96
ROI
Year 1 ROI

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2018 Cohort Total Commission Versus Initial Marketing Expense (ROI)

Within our core markets, we believe there is a significant opportunity to continue expanding our presence through adding new users. Oliver Wyman estimates that the number of brokerage accounts in Europe is projected to grow at a compound annual growth rate of 11.3% between 2023 and 2028, and we will seek to grow our user base and penetration as the number of retail investors increases.

In new markets, we aim to rely on our ability to obtain licenses and to establish partnerships, a combination of organic and inorganic efforts, to grow. How well we do so will affect our rate of growth. We are in the process of submitting license applications in multiple jurisdictions to support our further expansion and expect that our success in these endeavors will impact our customer growth.

In addition, we believe our unique value proposition including our education content and social community will help us to continue to attract and retain new users. In the first half of 2024, trading revenue generated from users who have accessed the eToro Academy was double those who had not, underscoring the importance of the educational elements of our platform.

Expanding our Relationship with Existing Users

As we have expanded the product offering and capabilities of our platform, we have been able to increase the number of users as well as their level of engagement with eToro. Over half of users trade in two or more products on our platform and users who trade a greater variety of assets have a higher lifetime value, underscoring the importance of a diversified investment offering. The chart below shows the cumulative average Total Commission per user in the quarterly user cohort.

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Cumulative Average Total Commission per Funded Account ($)

700
500
300
100
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
Q10
Q11
Q12
Cohort Q1 2022
Cohort Q2 2022
Cohort Q3 2022
Cohort Q4 2022
Cohort Q1 2023
Cohort Q2 2023
Cohort Q3 2023
Cohort Q4 2023
Cohort Q1 2024
Cohort Q2 2024
Cohort Q3 2024
Cohort Q4 2024

We continue to foster long-term customer loyalty and have sustained engagement with our users. Our long-term users demonstrate resilience amid market volatility and continuous engagement, as demonstrated by the composition of Total Commission outlined below. Today, our cohorts from 2020 and earlier generated 36% of Total Commission in the year ended December 31, 2024, representing the largest contribution to our Total Commission in the period.

Composition of Total Commission by Cohort Year

931
632
639
117
243
272
85
118
184
252
114
123
109
247
338
2022
2023
2024
Cohorts 2024
Cohorts 2023
Cohorts 2022
Cohorts 2021
Cohorts 2020 and before

We also have a large population of users with whom we have the ability to continuously offer new value propositions, including those who have not yet funded their account and are solely participating in the educational and social aspects of our platform. In 2024, over 20% of new Funded Accounts were users who had registered with eToro during or prior to 2023.

We have found that our users accumulate greater wealth and generate more investable assets over the span of their time investing on eToro. The eToro Club provides an opportunity for these users to experience greater benefits on our platform as their investing capabilities and wealth mature over time. The eToro Club has tiered memberships, and on average, users join eToro in their early thirties and gradually increase their account size as they accumulate wealth. Our eToro Club members are among the most tenured members on our platform. As of December 31, 2024, 72% of Club members have a tenure of over 36 months versus 62% for non-eToro Club members.

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As our users expand their usage of eToro through increased deposits and a greater share of trading activity with us versus other platforms, we see increased revenue over time, as well as greater assets under administration. As of December 31, 2024, we had $16.6 billion of assets under administration, which represents both assets and cash held within users’ Funded Accounts, compared to $9.6 billion assets under administration as of December 31, 2023 and $5.8 billion assets under administration as of December 31, 2022.

Total money transfers, which include user deposits, withdrawals, and cross-currency trade funding via eToro Money IBAN, provide context on user engagement and the role of money transfers and currency conversion within our broader revenue framework. Total money transfers were $8.7 billion, $5.5 billion and $6.9 billion in the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

New Products and Services

Adding new products and services enhances our ability to both acquire and deepen our relationships with users. We intend to continue to broaden and enhance our range of products and services that enable our users to trade, invest, save and spend. We also plan to expand the range of services which we monetize in jurisdictions in which we are legally able to do so in compliance with local regulations, including staking and securities lending, as well as our recurring revenue sources, such as subscription services and our long-term savings and investment proposition which we plan to expand globally. These services are currently not available to our U.S. users. We also seek to introduce new products to monetize, new asset classes and geographically-specific products, such as futures and expanding our options offering beyond the United States.

We continue to invest in enhancing the products and services we offer to our users. In 2023, we upgraded our charting capabilities and launched extended hours trading that allows users to buy and sell a selection of equities outside of normal trading hours. Following the acquisition of Bullsheet in October 2022, we have integrated the team into our product development ecosystem, working with them to launch enhanced portfolio management and performance analytics. We also continue to expand the number of assets we offer our users. Collaborations with Nasdaq, the London Stock Exchange, Deutsche Boerse, ASX, Borsa Italiana, Euronext and Dubai Financial Markets enable us to provide our users with higher quality data pricing and access to thousands of additional equities. We have also enhanced the eToro ISA, our tax efficient, long-term investment offering for U.K. users and in March 2024, we enabled users in the U.K. and the E.U. to trade in local stocks in their local currency.

The continued improvement of our platform and product experience is paramount to user experience, driving our ability to attract and retain users; as such, we will continue to invest in our platform and offerings.

Results of Operations

The following table summarizes our results of operations for each of the periods presented:

(in thousands, except share and per share data)	Year ended December 31,
	2024	2023	2022
Revenue and income:
Net trading income from equities, commodities and currencies	$328,706	$305,850	$393,480
Revenue from cryptoassets	12,147,329	3,431,274	5,595,977
Net trading income (loss) from cryptoasset derivatives	(130,729)	(63,105)	218,526
Net interest income from users	197,178	157,239	77,928
Currency conversion and other income	81,415	44,256	46,237
Other interest income	16,654	10,104	1,641
Total revenue and income	12,640,553	3,885,618	6,333,789

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(in thousands, except share and per share data)	Year ended December 31,
	2024	2023	2022
Costs:
Cost of revenue from cryptoassets	11,816,192	3,303,910	5,738,498
Margin interest expense	36,660	25,280	8,850
Research and development	131,071	128,950	153,582
Selling and marketing	178,365	149,362	273,802
General, administrative and operating costs	228,004	246,495	353,741
Finance and other expense, net	4,642	3,889	20,181
Total costs	12,394,934	3,857,886	6,548,654
Income (loss) before taxes on income	245,619	27,732	(214,865)
Taxes on income	53,238	12,473	117
Net income (loss)	$192,381	$15,259	$(214,982)
Cash flow hedges, net of tax	$1,868	—	—
Other comprehensive income, net	$1,868	—	—
Total comprehensive income (loss)	$194,249	$15,259	$(214,982)
Basic net income (loss) per share	$9.85	$0.80	$(11.45)
Diluted net income (loss) per share	$8.76	$0.72	$(11.45)
Weighted-average common shares used to compute Net income (loss) per share attributable to common shareholders:
Basic	19,526,478	19,059,481	18,773,001
Diluted	21,951,964	21,332,113	18,773,001

Revenue and income

We disaggregate our Revenue and income to Net trading income from equities, commodities and currencies, Revenue from cryptoassets, Net trading income (loss) from cryptoasset derivatives, Net interest income from users, Currency conversion and other income and Other interest income.

Comparison of the years ended December 31, 2024, 2023 and 2022

Equities, commodities and currencies

Net trading income from equities, commodities and currencies

We generate Net trading income from equities, commodities and currencies, which is derived from bid and ask spreads earned from users trading in equities, commodities and currencies, traded as the underlying asset or as a derivative, net of trading costs.

Net trading income from equities, commodities and currencies was $329 million and $306 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $23 million, or 8%. The increase was primarily driven by a rise in retail investors’ trading activity.

Net trading income from equities, commodities and currencies was $306 million and $393 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $87 million, or 22%. The decrease was primarily driven by a decline in retail investors’ trading activity and higher trading costs. The global macro environment, including the rise in interest rates, impacts the type of activities our users engage in on our platform as users make greater use of savings accounts when interest rates are high.

Cryptoassets

We provide access to our users to trade cryptoassets either as the underlying asset or as a derivative. When a user trades a cryptoasset as the underlying asset we purchase or sell the underlying asset. When users trade cryptoasset derivatives, we economically hedge our exposure by purchasing or selling the underlying asset. Trading cryptoassets as the underlying asset represents nearly all of our users’ cryptoasset trading activity.

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When users trade cryptoassets as the underlying asset or when we trade with our counterparties, it is reflected in the Revenue from cryptoassets and Cost of revenue from cryptoassets. When users trade cryptoassets derivatives, it is reflected in the Net trading income from cryptoassets derivatives.

Revenue from cryptoassets

We generate Revenue from cryptoassets, which substantially includes revenue generated from the sale of cryptoassets to users and counterparties, and to a lesser extent, revenue generated from staking rewards and blockchain rewards.

Revenue from cryptoassets was $12,147 million and $3,431 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $8,716 million, or 254%. The increase was primarily due to a rise in retail investors’ trading activity in cryptoassets.

Revenue from cryptoassets was $3,431 million and $5,596 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $2,165 million, or 39%. The decrease was primarily due to a decline in retail investors’ trading activity in cryptoassets.

Net trading income (loss) from cryptoasset derivatives

We generate Net trading income from cryptoasset derivatives, which is derived from bid and ask spreads earned from users trading cryptoassets as financial derivatives, net of trading costs.

Net trading income (loss) from cryptoasset derivatives was $(131) million and $(63) million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $68 million.

Net trading income (loss) from cryptoasset derivatives was $(63) million and $219 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $282 million.

Net trading income (loss) from cryptoasset derivatives is primarily impacted by the fluctuations in the market prices of cryptoassets, which are primarily offset by our cryptoasset hedging activities, as reflected in our Revenue from cryptoassets less the Cost of revenue from cryptoassets for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

Cost of revenue from cryptoassets

Cost of revenue from cryptoassets is comprised of the cost of cryptoassets purchased from our users and counterparties, and the portion of the staking rewards and blockchain rewards distributed to users. In addition, cost of revenue from cryptoassets includes the net change in fair value of cryptoassets held, which is derived from the changes in the fair value less cost to sell, of our cryptoassets inventory as of the end of the period.

Cost of revenue from cryptoassets was $11,816 million and $3,304 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $8,512 million, or 258%. The increase was primarily due to a rise in retail investors’ trading activity in cryptoassets.

Cost of revenue from cryptoassets was $3,304 million and $5,738 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $2,434 million, or 42%. The decrease was primarily due to a decline in retail investors’ trading activity in cryptoassets.

Net interest income from users

We generate Net interest income from users’ leveraged positions by charging a fee on margin positions that remain open overnight. We generate income from interest on users’ funds held in segregated accounts, net of interest paid to users.

Net interest income from users was $197 million and $157.2 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $40 million, or 25%. The increase was driven by both net interest income from users’ leveraged positions and interest on users’ funds. The

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increase in interest on users’ funds held in segregated accounts was primarily driven by an increase in users’ cash balances. The increase in net interest income from users’ leveraged positions was primarily driven by an increase in the users’ trading activity which resulted in higher margin positions balances.

Net interest income from users was $157.2 million and $77.9 million for the years ended December 31, 2023 and December 31, 2022, respectively, an increase of $79.3 million, or 101.8%. The increase was driven primarily by the changes in the interest rate environment.

Currency conversion and other income

We charge Currency conversion fees on our platform and our eToro Money offering. When users’ deposits and withdrawals are executed in non-U.S. dollars, a conversion fee is charged and recognized as income upon the conversion. Other income is principally generated from withdrawal fees.

Currency conversion and other income was $81 million and $44 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $37 million, or 84%. Currency conversion income is correlated with users’ deposits and withdrawals. An increase in users’ deposits and withdrawals in 2024 resulted in a rise in currency conversion income.

Currency conversion and other income was $44 million and $46 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $2 million, or 4%. A decrease in users’ deposits and withdrawals in 2023 resulted in a decline in currency conversion income.

Other interest income

Other interest income is comprised of income earned on our corporate cash and cash equivalents.

Other interest income was $16.7 million and $10.1 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $6.6 million, or 65.3%. The increase resulted predominantly from an increase in cash balances as well as an increase of interest rates during the period.

Other interest income was $10.1 million and $1.64 million for the years ended December 31, 2023 and December 31, 2022, respectively, an increase of $8.5 million, or 516%. The increase was driven primarily by changes in the interest rate environment. The increase resulted predominantly by increase of cash balances as well as higher interest rates.

Margin interest expense

Margin interest expense is comprised of fees we incur on margin positions which remain open overnight when we execute margin transactions with counterparties.

Margin interest expense was $36.7 million and $25.3 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $11.4 million, or 45%. The increase was primarily driven by an increase in the users’ trading activity which resulted in higher margin positions balances.

Margin interest expense was $25.3 million and $8.85 million for the years ended December 31, 2023 and December 31, 2022, respectively, an increase of $16.5 million, or 186%. The increase was primarily driven by the changes in the interest rate environment.

Research and development

Research and development (“R&D”) includes costs incurred in developing, maintaining, and enhancing the eToro platform. These costs primarily include R&D personnel-related expenses and information technology and cloud services. R&D expenses also include allocated overhead costs for facilities, welfare, travel, and depreciation.

R&D was $131 million and $129 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $2 million, or 2%. The increase was primarily driven by personnel-related costs. Personnel-related expenses were $81 million and $78 million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $3 million, or 4%.

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R&D was $129 million and $154 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $25 million, or 16%. The decrease was primarily driven by a decrease in hosting services costs and personnel-related expenses, in response to cost-cutting measures and efficiency improvements implemented in the second half of 2022.

Personnel-related expenses were $77.8 million and $92.5 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $14.7 million, or 16%. This decrease was primarily due to cost-cutting measures and efficiency improvements we implemented in the second half of 2022.

Hosting services costs were $24 million and $32.2 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $8.2 million, or 25.5%. This decrease was primarily due to cost-cutting measures and efficiency improvements we implemented in the second half of 2022.

Selling and marketing

Selling and marketing primarily includes costs related to user acquisition, advertising and marketing programs, and sales and marketing personnel-related expenses. Selling and marketing expenses also include allocated overhead costs for facilities, welfare, travel, and depreciation.

Selling and marketing expenses were $178 million and $149 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $29 million, or 19%. The increase was primarily driven by increased marketing costs, in respect of user acquisition, advertising and marketing programs.

Overall marketing costs were $147 million and $116 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $31 million, or 27%. In 2024, user acquisition costs increased in line with an increase in the number of new Funded Accounts.

Selling and marketing expenses were $149.4 million and $273.8 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $124.4 million, or 45.4%. The decrease was primarily driven by decreased marketing costs, in respect of user acquisition, advertising and marketing programs, and personnel-related costs.

These costs decreased due to cost-cutting measures and efficiency improvements we implemented in the second half of 2022, which led to reductions in operational costs across various departments.

Overall marketing costs were $116 million and $234 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $118 million, or 50%. In 2023, we reduced our marketing expenses to reflect market conditions. Furthermore, user acquisition costs decreased in line with a decrease in the number of new Funded Accounts.

Personnel-related costs were $28 million and $34 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $6 million, or 18%. This decrease was primarily due to cost-cutting measures and efficiency improvements we implemented in the second half of 2022.

General administrative and operating costs

General administrative and operating (“G&A”) costs include costs incurred to support our business and operate the eToro platform. These costs primarily include operating costs incurred to payment processing and account verification fees, user support, software subscriptions, as well as personnel-related expenses, professional services, and other general overhead costs.

G&A costs were $228 million and $246.5 million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $18.5 million, or 7.5%. The decrease was primarily driven by reduced personnel-related expenses, offset by an increase in payment processing fees and professional services.

Personnel-related costs were $102 million and $139 million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $37 million, or 27%. The decrease was primarily driven by a decline in share-based payments.

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PURSUANT TO 17 CFR 200.83.

Payment processing fees were $43.3 million and $35.4 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $7.9 million, or 22.3%. Payment processing fees are derived entirely from user deposits and withdrawals. Increased activity among new and existing users in 2024 led to higher deposit levels, which resulted in an increase in payment processing fees.

Professional services were $47.5 million and $41.6 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $5.9 million, or 14%. The increase was primarily driven by a $1 million increase in market data costs in order to support our enhanced trading offering and by a $0.6 million increase in outsourced customer support services.

G&A costs were $246.5 million and $353.7 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $107.2 million, or 30.3%. The decrease was primarily driven by reduced payment processing costs, personnel-related expenses and professional services and other general overhead expenses in response to efficiency improvements implemented in the second half of 2022. In addition, we incurred $8 million in one-time transaction costs for the year ended December 31, 2022.

Personnel-related costs were $139 million and $198 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $59 million, or 30%.

Payment processing fees were $35.4 million and $57.7 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $22.3 million, or 39%. Payment processing fees are derived entirely from user deposits and withdrawals. Reduced activity among existing users in 2023 led to lower deposit levels, which, combined with our cost efficiencies, resulted in a decrease in payment processing fees.

Professional services, which primarily include account verification fees, were $42 million and $58 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $16 million, or 28%. Account verification fees are correlated with user registrations. A decrease in user registrations in 2023 resulted in fewer new users undergoing the verification process, which, combined with our cost efficiencies, resulted in a decrease in account verification fees.

Finance and other expense, net

Finance and other expense, net consists of interest expense on loans and our lease liabilities, exchange rate differences, net, bank charges and revaluation of derivatives, net.

Finance and other expense, net, were $4.64 million and $3.89 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $1 million, or 19%. The increase was primarily due to the impact of exchange rates fluctuations between both years, which was offset by a decrease in revaluation of derivatives.

Finance and other expense, net, were $3.89 million and $20.2 million for the years ended December 31, 2023 and December 31, 2022, respectively, a decrease of $16.3 million, or 80.7%. The decrease was primarily related to a decrease in interest expense related to a loan facility, that was repaid in full in 2022, and due to the impact of exchange rates fluctuations between both years.

Taxes on income

Taxes on income include income taxes in Israel and other jurisdictions. As we expand our international business activities, any changes in a jurisdiction’s taxation of such activities may increase our overall provision for income taxes in the future.

Taxes on income were $53.23 million and $12.47 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $40.7 million, or 327%. The increase in taxes on income was primarily due to an increase in our Net income in 2024.

Taxes on income were $12.47 million and $0.1 million for the years ended December 31, 2023 and December 31, 2022, respectively, an increase of $12.4 million. The increase in taxes on income was primarily due to an increase in our Net income in 2023.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters presented. The unaudited quarterly consolidated statements of operations data have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments and reflect, in our opinion, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The results of a particular quarter or other interim period are not necessarily indicative of the results for a full fiscal year or any other period. The following unaudited quarterly consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Quarter Ended
(in thousands)	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Revenue and income
Net trading income from equities, commodities and currencies	127,387	96,516	82,138	87,439	93,260	61,743	66,806	84,041	73,098	83,234	91,691	80,683
Revenue from cryptoassets	2,283,779	1,545,219	1,135,614	631,365	892,242	555,770	590,758	1,392,504	3,293,120	1,640,154	1,400,244	5,813,811
Net trading income (loss) from cryptoasset derivatives	35,642	176,120	(12,078)	18,842	(28,746)	3,771	7,703	(45,833)	(56,767)	53,614	2,922	(130,498)
Net interest income from users	16,599	15,261	21,433	24,635	32,242	41,672	44,258	39,067	49,318	50,214	46,036	51,610
Currency conversion and other income	13,674	12,197	11,223	9,143	8,797	9,986	11,838	13,635	21,403	17,695	15,451	26,866
Other interest income	428	18	302	893	1,556	2,415	2,727	3,406	3,348	3,939	5,001	4,366
Total revenue and income	2,477,509	1,845,331	1,238,632	772,317	999,351	675,357	724,090	1,486,820	3,383,520	1,848,850	1,561,345	5,846,838

Revenue and income
Costs:
Cost of revenue from cryptoassets	2,277,027	1,715,063	1,106,687	639,721	842,133	548,870	588,610	1,324,297	3,173,766	1,672,726	1,384,596	5,585,104
Margin interest expense	864	1,353	2,663	3,970	3,848	6,024	7,947	7,461	8,650	9,366	9,440	9,204
Research and development	46,163	47,335	41,888	18,196	34,166	32,017	29,840	32,927	33,166	34,771	31,143	31,991
Selling and marketing expenses	117,907	74,164	44,474	37,257	34,922	39,638	38,998	35,804	37,342	39,863	41,945	59,215
General, administrative and operating expenses	97,797	99,019	74,926	81,999	63,707	59,989	58,884	63,915	56,043	55,622	48,770	67,569
Finance and other expense, net	5,820	6,784	3,547	4,030	83	1,547	59	2,200	922	222	961	2,537
Total costs	2,545,578	1,943,718	1,274,185	785,173	978,859	688,085	724,338	1,466,604	3,309,889	1,812,570	1,516,855	5,755,620

Income (loss) before taxes on income (tax benefit)	(68,069)	(98,387)	(35,553)	(12,856)	20,492	(12,728)	(248)	20,216	73,631	36,280	44,490	91,218
Taxes on income (tax benefit)	(1,979)	(3,251)	2,000	3,347	624	2,209	5,428	4,212	9,516	5,653	5,990	32,079
Net income (loss)	(66,090)	(95,136)	(37,553)	(16,203)	19,868	(14,937)	(5,676)	16,004	64,115	30,627	38,500	59,139
Other Comprehensive Income	—	—	—	—	—	—	—	—	—	—	601	1,267
Total Comprehensive Income (loss)	(66,090)	(95,136)	(37,553)	(16,203)	19,868	(14,937)	(5,676)	16,004	64,115	30,627	39,101	60,406

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily from cash flows from operating activities and net proceeds from the issuance of preferred shares. In addition, we engage from time-to-time with banks and financial institutions to secure short-term debt facilities to support our working capital requirements.

Our cash and cash equivalents were $575 million, $388 million and $285 million as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Our capital expenditure consists primarily of intangible assets, office equipment and leasehold improvements. Capital expenditures were $21 million, $2.2 million and $36.6 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

We require substantial liquidity to fund our current working capital requirements, capital expenditures and general corporate purposes. Certain jurisdictions in which we operate require us to hold a substantial amount of capital to support derivatives trading activity. While we are constantly working to optimize the use of cash resources to support our operations, we expect these requirements to increase as we pursue our strategic business objectives.

We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for the foreseeable future. Our future capital requirements will depend on many factors, including any future acquisitions. We could be required, or could elect, to seek additional funding through public or private equity or debt financings. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, cash flows and results of operations could be adversely affected.

Cash flows

The following table summarizes our key cash flows for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

(in thousands)	Year ended December 31,
	2024	2023	2022
Net cash provided by operating activities	$268,579	$111,834	$346,978
Net cash used in investing activities	(68,527)	(1,421)	(24,920)
Net cash used in financing activities	(3,190)	(10,736)	(291,381)

Operating activities

Net cash provided by operating activities was $269 million for the year ended December 31, 2024, reflecting Net income of $192 million, non-cash adjustments of $53 million, which primarily consist of $53 million of taxes on income and a $40 million of increase of accrued expenses and other payables.

Net cash provided by operating activities was $112 million for the year ended December 31, 2023, reflecting Net income of $15 million, non-cash adjustments of $83 million, which primarily consist of $66 million of share-based payments and a $26 million increase of accrued expenses and other payables and partially offset by $33 million of increase of cryptoassets.

Net cash provided by operating activities was $347 million for the year ended December 31, 2022, reflecting Net loss of $215 million, non-cash adjustments of $226 million, which primarily consist of $127 million of share-based payments, a $300 million of decrease of cryptoassets and $80 million of payments to counterparties and partially offset by $48 million of decrease of accrued expenses and other payables.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Investing activities

Net cash used in investing activities was $68.5 million for the year ended December 31, 2024 and was primarily related to a $65 million increase of short-term investments.

Net cash used in investing activities was $1.4 million for the year ended December 31, 2023 and was primarily related to the purchase of intangible assets for $1 million.

Net cash used in investing activities was $25 million for the year ended December 31, 2022 and was primarily related to our acquisition of Gatsby for $20 million and the purchase of property and equipment for $3.4 million.

Financing activities

Net cash used in financing activities was $3 million for the year ended December 31, 2024 and was primarily related to $4 million related to the repayment of lease liability offset by $0.9 million of exercise of options.

Net cash used in financing activities was $11 million for the year ended December 31, 2023 and was primarily related to $7 million paid to credit facilities and $3.4 million related to the repayment of lease liability.

Net cash used in financing activities was $291 million for the year ended December 31, 2022 and was primarily related to the $296 million repayment of a short-term loan.

Debt

On August 10, 2021, we entered into a $300 million unsecured, unguaranteed bridge loan facility with Goldman Sachs International that matures on February 10, 2022. The bridge facility was terminated on its maturity date, and the loans were repaid in full on July 31, 2022.

On July 19, 2023, we entered into a $25 million unsecured revolving credit facility with Bank Hapoalim B.M. (“Bank Hapoalim”) for a period of 12 months (the “Hapoalim Credit Facility”). Any amount drawn from the facility bears an annual interest at a rate of SOFR+3%. The Hapoalim Credit Facility matured on July 18, 2024. On October 16, 2024, we amended the terms of the Hapoalim Credit Facility to increase the available amount to $45 million and extend the facility’s availability through October 2025. We may use borrowings under the Hapoalim Credit Facility for general corporate purposes, excluding any crypto activity. The Hapoalim Credit Facility includes customary restrictive covenants, including limitations on additional indebtedness, creation of liens, dividend payments, changes of control and investments. In addition, failure to comply with certain of these covenants may result in an event of default, which may lead to acceleration of the amounts owed and/or the enforcement of other remedies by Bank Hapoalim. As of December 31, 2024, no amounts were drawn on the facility.

Contractual Obligations and Commitments

In the ordinary course of business, we enter into various contractual obligations that may require future cash payments. Our future cash commitments primarily consist of operating lease obligations for office space, salary obligations to our employees and contractual obligations under license, technology platform and professional services agreements. As of December 31, 2024, we had non-cancellable contractual obligations to vendors of $76 million due as follows: $36 million in 2025, $30 million in 2026 and $15 million in 2027 and thereafter, which represent our commitments primarily for hosting services, software products and services under contracts of 12 months or longer.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

As of the year ended December 31, 2024, we had contractual, undiscounted lease liabilities of:

($ in thousands)	December 31, 2024
Current maturities	$5,900
Second year	6,013
Third year	6,317
Fourth year	5,281
Fifth year and thereafter	44,463
Total undiscounted cash flows	$67,974

Off-Balance Sheet Arrangements

Off-balance sheet arrangements include segregated user funds. Cash, equities and cryptoassets are held by us on behalf of our users: we commonly act in a variety of arrangements as custodian, trustee or other fiduciary capacities that result in the holding of assets on behalf of users. Such assets are maintained in segregated accounts or segregated cryptoasset wallets in accordance with the relevant regulatory framework and/or legal framework and are held for the benefit of the user who remains the legal and/or beneficial owner of these assets.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of the consolidated financial statements in conformity with IFRS requires our management to make estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

We believe that the following accounting policies are the most critical to understanding our financial condition and results of operations. We consider an accounting policy to be critical when (1) the estimate, judgment or assumption is complex in nature or requires a high degree of judgment and (2) the use of different estimates, judgments and assumptions could have a material impact on our consolidated financial statements. Based on this definition, our management has identified the critical accounting policies and estimates addressed below. For more information, see note 2 to the consolidated financial statements included elsewhere in this prospectus.

Revenue and income

Net trading income is derived from spreads of buying and selling the underlying asset or a derivative of equities, commodities, currencies and cryptoassets, which may be fixed or variable depending on the underlying asset traded.

Trading costs include execution, clearing and custody costs, trading gains and losses from our principal activities and user compensation costs.

Net trading income is accounted for under the provisions of IFRS 9, at fair value in accordance with IFRS 13, Fair Value Measurement, as we are a broker-trader, and our operations are based on generating a profit from variation in price of broker-traders’ margin and fair value adjustments of trading cryptoassets, commodities, currencies and equities.

Revenue from Contracts with Customers

Revenue is recognized when control of the promised goods or services is transferred to the users, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Revenue from cryptoassets

We sell cryptoassets to users and counterparties who meet the definition of customers under IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), for the said transactions and accordingly are recorded as revenue from cryptoassets.

We have a contract with our users upon the users’ placing a purchase order in the platform which is accepted by us. We may fulfill the purchase order by either purchasing cryptoassets from counterparties or from existing users that placed a sale order in the platform.

Revenue is recognized at the point in time in which control over the cryptoasset transfers to the user, which is typically when the cryptoasset is transferred to the omnibus account. The transaction price is collected from the user at the time the transaction is executed. Once the cryptoasset is transferred to the omnibus account, it is held in custody by us on behalf of the users.

Since the user can terminate the custody services at any time (i.e., when the position is closed), the term of these services is based on daily renewal options which are not considered material rights, since no fee is charged for these services. As such, effectively only one performance obligation exists in our contracts with our users for the purchase of cryptoassets by the users, which is the promise to execute a purchase order on behalf of our users.

Judgment is required in determining whether we are the principal or the agent in transactions with users. We evaluate the presentation of revenue on a gross or net basis based on whether we control the cryptoasset provided before it is transferred to the user (gross) or whether we act as an agent by arranging for other users on the platform to provide the cryptoasset to the user (net). We control the cryptoasset as we have the ability to direct the use of and obtain substantially all the benefits from the assets. When we acquire cryptoassets either from a counterparty or an existing user that placed a sale order, we have the ability to redirect that asset to provide it to another user other than the party originally intended, elect to hold that asset itself as an investment or sell that asset to a different counterparty for consideration. We have inventory risk from the time the user has placed an order in the platform until the cryptoasset is transferred to the omnibus account on behalf of the user. We have discretion in establishing the price and the pricing method in our contracts with users. Therefore, we have determined to be the principal in these transactions and recognize revenue on a gross basis.

As noted above, counterparties are also considered customers when we contract a sale of cryptoassets to such counterparties. We consider such sales contracts as containing only one performance obligation which is satisfied at the point in time that the control over the cryptoassets is transferred to the counterparties. We are considered as the principal in these transactions with the counterparties for the same reasons as described above. Therefore, we recognize revenue on a gross basis on these transactions.

Accounting for cryptoassets held on behalf of users

IFRS does not define the accounting treatment for either our cryptoassets or the cryptoassets we hold on behalf of users. Accordingly, to determine the appropriate accounting treatment, we have followed the guidance of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, that allows us to consider the most recent pronouncements of other standard-setting bodies, other accounting literature and accepted industry practice.

We have determined that our cryptoassets should be accounted for under IAS 2, Inventories, because we meet the definition of a broker-trader under IAS as our cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins.

In addition, we believe that IFRS 15 is the appropriate standard to apply with respect to our cryptoasset holdings on behalf of the users because cryptoassets are not considered financial assets under IFRS, thus placing the cryptoasset contracts in the scope of IFRS 15. In deciding whether the cryptoassets held on behalf of the users should be presented on or off-balance sheet, IFRS 15 guidance requires us to make a determination on who controls the cryptoassets. The determination of control is based on several

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

indicators that mainly examine who is entitled to the economic benefits derived from the cash flows arising from these assets, and which party has a secured claim in case of the insolvency of each party to the arrangement including the institution where the funds are held. This determination is re-examined when there is a change in circumstances, laws, regulations and contracts with the client.

Pursuant to IFRS 15, we have analyzed whether control has been transferred to users upon the transfer of the cryptoassets to omnibus accounts, including the fact that (i) the payment is received from the user, (ii) the user has legal title to the cryptoassets and (iii) the user has significant risks and rewards from owning the cryptoasset. We have also considered other applicable indicators mentioned in relevant accounting literature, including the fact that (a) the users have title to those cryptoassets, (b) the cryptoassets are segregated from our cryptoassets and held in omnibus accounts and (c) our creditors cannot use the cryptoassets held on behalf of the users in a case of our insolvency or other debt restructuring. Accordingly, we concluded that the cryptoassets held on behalf of the users should be off-balance sheet.

Share based payment transactions

Our employees and board members receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted on grant date. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted. The model requires management to make a number of assumptions, including inputs to the model including the fair value and expected volatility of our underlying common share price, expected term of the share option, risk-free interest rate, and expected dividend yield.

The cost of equity-settled transactions is recognized as an expense, together with a corresponding increase in equity, over the period during which the relevant employees become entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest.

Taxes on income

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in income or equity.

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Uncertain tax positions arise from tax treatments applied by us which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by us, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. We recognize our uncertain tax positions in the consolidated financial statements in accordance with IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

New Accounting Pronouncements

See note 2 to the consolidated financial statements included elsewhere in this prospectus for new accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to a counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

We are exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to our own assets. We manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

We set principles in order to monitor and manage the credit risk on a real time basis. Management estimates that the credit exposure as of December 31, 2024, 2023 and 2022 is substantially equal to the carrying value of the related assets, as the credit valuation adjustment is de minimis and no impairment has been identified.

Market risk

Market risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. We are exposed to market price risk and foreign currency risk as described below:

Market price risk

We have market price risk as a result of our trading activities in derivatives of underlying assets in currencies, commodities, currencies, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a group-wide basis and managed using limits on future potential losses from such exposure. Since we hedge our main exposures to users’ positions with third-party counterparties, we do not have significant exposure to the underlying assets detailed above.

Foreign currency risk

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of which is the U.S. dollar. Transaction exposures arise in the normal course of business.

As of December 31, 2024, we had excess financial liabilities over financial assets that are denominated in currencies other than the U.S. dollar of $39.9 million. As of December 31, 2023, we had excess financial liabilities over financial assets that are denominated in currencies other than the U.S. dollar of $20.8 million. As of December 31, 2022, we had excess over financial liabilities that are denominated in currencies other than the U.S. dollar of $34.4 million.

Foreign currency risk is managed on a group-wide basis. We monitor transactional foreign currency risks, including currency position and future expected exposures. We use non-designated hedges to mitigate the risks.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Interest rate risk

The level of prevailing short-term interest rates affects our profitability because we derive a portion of our revenue and net income from interest earned from users’ leveraged positions, interest on users’ funds held in segregated accounts and interest on our corporate cash and cash equivalents. Higher interest rates increase the amount of the above interest income. In addition, we incur interest expense on margin positions which remain open overnight when we execute margin transactions with counterparties, as well as interest expense on other loans and revolving credit facilities. When short-term interest rates decline, our revenue and net income derived from interest correspondingly decline, which negatively impacts our profitability.

The table below shows the impact on total Net income (loss) that would result from the hypothetical interest rate increases listed therein for each of the periods described therein:

($ in millions)	Year ended December 31,
	2024	2023	2022
50 basis points	$9	$8	$3
100 basis points	$19	$16	$6
150 basis points	$29	$24	$9

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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BUSINESS

Our Mission

Our mission is to open the global markets, connect our users to leading investors and give them the tools they need to grow their knowledge and wealth.

Overview

The global financial markets are widely recognized as one of the greatest paths to wealth creation, although they have historically been opaque and inaccessible to many. The rise of low-commission digital trading platforms over the past decade has supported greater retail access to the financial markets, however, we believe that they often lack educational tools, including the ability to collaborate and learn from others. Similarly, we believe that the predominantly passive offerings provided by robo-advisory platforms are limited and do not equip more experienced investors and traders with the full range of assets and tools they are seeking.

eToro was founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. We set out to change the retail investing experience by pioneering social investing. We have built a collaborative investment community designed to provide users with the educational resources and tools they need to grow their knowledge and wealth. Users can view other investors’ portfolios and statistics, and interact with them to exchange ideas and discuss strategies. Our platform aims to combine the best elements of a social network with the ability to seamlessly trade and invest, all within a regulated, digital investment platform purpose-built for financial discourse and community. We believe that we provide what retail investors care about most: simple access to the assets they want to invest in, an intuitive and user-friendly mobile interface; and a trusted and transparent source for financial education, including the ability to draw on the knowledge and insights of other investors.

On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. Users can trade directly, invest in a portfolio or use CopyTrader’s one step process to replicate the investment strategy of other investors on our platform at no extra cost. eToro Money, our complimentary money management offering, enables users to make deposits, withdrawals and trade local stocks in local currencies. We also provide many valuable investment tools and services, including sophisticated charting and analysis tools.

As a company with a vision to disrupt the status quo, a passion for finance and technology is in our DNA. We have a strong track record of identifying and adopting key trends, and bringing the financial utility of these innovations to the benefit of our business and our users. For example, following the launch of social networks such as Facebook and X (formerly known as Twitter), we pioneered social investing and launched our patented CopyTrader in 2010. Similarly, with the advent of crypto we were one of the first brokers in the European Union to offer bitcoin. As thematic investing grew, we launched our range of Smart Portfolios in 2017 to provide retail investors with easy access to thematic and strategy-based investing. Today we are actively exploring the utility of artificial intelligence, or AI, deploying it across our business to create more personalized customer journeys and operational efficiencies. We aim to continue to leverage new technologies to improve the eToro experience and further our mission.

As of December 31, 2024, we had approximately 3.5 million Funded Accounts across our global footprint of 75 countries. We have built a globally recognized brand, ranking number one or two in brand awareness for trading in our seven key markets.

Our success in attracting and retaining users stems from our flywheel powered by our breadth of products and services, our educational content, and our collaborative platform. New and experienced investors come to eToro to benefit from our global, multi-asset offering. Newer investors can access educational resources that empower them to invest, or they can copy the portfolios of other users to leverage the experience of others. More experienced investors benefit from our breadth of offering and our robust set of tools and analytics to support their trading needs. A number of our users become Popular Investors, engaging with the broader eToro investor community and monetizing the dollar value of users’ assets copying their portfolio. Together, new and experienced investors alike feed each other’s experience within a platform built on collaboration, transparency and trust.

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Over time, we expect to continue to grow our business by attracting and converting more of our users into Funded Accounts, deepening their engagement with our platform and community. For the year ended December 31, 2024 and December 31, 2023, our Net Contribution was $787 million and $557 million, respectively, an increase of $230 million, or 42%. Total Commission was $931 million and $639 million for the year ended December 31, 2024 and December 31, 2023, respectively, an increase of $292 million, or 46%. We recorded Net income of $192 million and $15 million for the years ended December 31, 2024 and December 31, 2023, respectively, a $177 million increase, or 1,161%. Our Adjusted EBITDA was $304 million and $117 million for the years ended December 31, 2024 and December 31, 2023, respectively, a $187 million increase, or 159%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Metrics.”

We believe there is power in shared knowledge and that we can become more successful by investing together. We are determined to lead the democratization of investing and are committed to breaking down the traditional barriers, promoting financial education and supporting the continued increase in retail investor participation in capital markets through our community-driven social investing platform.

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John Wilson
48.08%
RETURN (12M)
Mila Moreau
35.71%
RETURN (12M)

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Trends in Our Favor

Expanding and Innovating Capital Markets

The global capital markets have historically been viewed as one of the most significant sources of wealth creation and the ways in which investors have engaged in the markets have evolved through technological innovation.

The introduction of ETFs offered a novel way for retail investors to invest across a range of asset classes through a simpler and more cost-effective vehicle. Global assets under management in ETFs more than doubled from approximately $5 trillion in 2018 to approximately $12 trillion in 2023, and are predicted to exceed $20 trillion by 2026 according to BlackRock and PwC.

Technological innovation has also broadened access to passive investment tools through the wide-spread adoption of risk-based model portfolios and robo-advisory services. These types of curated risk-based model portfolios and algorithmic investment tools were historically only available to high net worth or affluent individuals, but have now become more widely accessible.

New asset classes are also gaining popularity through emerging technologies. Cryptoassets have gained prominence over the last decade and continue to grow and mature rapidly. The overall market capitalization of cryptoassets was approximately $3.5 trillion as of December 31, 2024, according to CoinGecko data. We are seeing a convergence between traditional finance and cryptoassets as regulatory clarity in the cryptoasset market continues to emerge and traditional financial institutions begin to offer services in support of the cryptoasset ecosystem. Following the approval of bitcoin and ether spot ETFs by the SEC in January and May 2024, respectively, cryptoassets are now more accessible by retail and institutional investors.

We see a significant opportunity to address the global investing community across a wide and evolving universe of investable assets.

Increasing Retail Participation in Financial Markets

As the global capital markets continue to expand and evolve, retail investors are becoming increasingly large participants. S&P estimates that there are over $20 trillion of retail client assets in the United States today, across over 100 million brokerage accounts. The most recent Federal Reserve Survey of Consumer Finances, as reported by Pew Research, revealed that 58% of U.S. families had some sort of exposure to the stock market in 2022, the highest level ever recorded by the Survey of Consumer Finances. Comparatively, E.U. had 7% exposure in 2023, as reported by Oliver Wyman, and U.K. had 20% exposure in 2015, as reported by a survey conducted by the Department of Work and Pension.

We believe this trend of increasing retail participation extends to non-U.S. markets as well, where there has historically been less retail participation, and therefore more runway to expand towards U.S. levels. Oliver Wyman forecasts that Europe will add 22 million new brokerage accounts by 2028 which means penetration in the adult population will increase by 72% from 6.8% in 2023 to 11.7% in 2028. Total financial assets of households in the E.U. were valued at €37.3 trillion in 2023, up from €33.5 trillion in 2022, of which 36% comprises equity and investment fund shares.

Significant Wealth Transfer to Younger Generations With Earlier Market Participation

As retail participation in the financial markets has steadily increased, we also observe a trend of younger generations participating from an earlier age. On average, Gen Z began investing at age 19, compared to age 32 for Gen X and age 35 for Baby Boomers. On a global basis, retail investors accounted for 52% of global assets under management in 2021, which is expected to grow to over 61% by 2030.

We believe this trend, coupled with a significant multi-generational wealth transfer to younger generations represents a significant tailwind for retail investing. According to UBS Global Wealth Report 2024, an estimated $83.5 trillion in assets are expected to be transferred to younger generations within the next 20 to 25 years. As this multi-generational wealth transfer occurs, we believe a substantial portion of assets transferred will be invested in the financial markets.

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Evolving Consumer Expectations

Across industries, there has been a movement towards products and brands that redefine the user experience through digitalization. Consumers now expect instant access and an intuitive and engaging offering where customer service and personalized experiences are a baseline requirement. Underscoring this trend of consumer preference for digital-first solutions is the mass adoption of fintech services observed in recent years. This ongoing shift in consumer preference and expectations has gone hand in hand with the proliferation of the Internet, cloud-based technologies, and smartphone access, as the widespread adoption of these new technologies brought about significant innovation.

We believe that AI is driving the next major shift in the consumer experience and expectations, and will continue to accelerate consumer preferences towards intuitive, digital platforms. According to Deloitte, the growth of generative AI marks the first time a technological shift of this magnitude has been so widely accessible. As a result, Deloitte predicts that AI-enabled applications could become the leading source of retail investment advice in 2027, and that such apps will reach 78% usage among retail investors in 2028. This potential shift from human advisors to AI presents a significant opportunity for platforms with access to retail investor data and a strong understanding of how to leverage that data to support the evolving needs of retail investors.

Need for Reliable Social Forums for Financial Discourse

Based on a 2022 retail survey from BNY Mellon and the World Economic Forum, 74% of retail investors say that they would likely invest more if they had more opportunities to learn about investing. We believe much of this demand is being channeled to social media platforms. In 2023, over 1.4 billion posts on X referenced trading or investing topics, a year-over-year growth of 54%. A study by the FINRA Investor Education Foundation found that over 60% of U.S. investors under the age of 35 use social media as a primary source of investment information, surpassing the use of traditional financial advisors in this demographic.

While we believe this underscores the significant interest and demand for community-based financial discourse, existing social media platforms often lack the oversight, transparency and regulatory compliance or accountability required for financial services. A study from Capital One found that 80% of financial content on YouTube is made by content creators with no qualifications. Additionally, in the first six months of 2023, the Federal Trade Commission reported losses totaling $2.7 billion from investment-related fraudulent scams initiated on social media in the United States alone.

As the use of social networks to discuss and engage in the financial markets has expanded, we believe that there is an unmet need for a transparent and trusted educational forum for consumers to access.

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What Sets Us Apart

We helped pioneer social investing by creating a platform that enables our users to invest, trade, save and spend as part of a global social network. We provide users with access to a global, multi-asset product offering, with a localized user experience. We empower our users with a differentiated ecosystem for education and collaboration and a user experience built upon the foundations of transparency and compliance. We believe that few, if any, other platforms have been able to successfully combine a multi-asset investment platform with educational and social features purpose-built for collaboration.

Global Platform with a Localized Experience

We have one of the largest global footprints of any retail investing platform, providing services to users in 75 countries around the world. We have invested considerable resources towards building out our global footprint, including obtaining regulatory licenses and establishing the required compliance and risk management functions within our organization, as well as continuously developing our platform to manage the challenging requirements of real-time, global financial markets. We believe these features provide a differentiated competitive edge which enables us to operate as an established retail investment platform on a global scale. The assets and products available for users to trade and invest in are also global in scope, with our platform offering equities listed on 20 of the world’s leading stock exchanges.

While our platform is global in nature, we are also investing significant resources towards providing our user base with a localized experience for investing, trading, saving and spending in our key markets.

Localization includes making our platform available in 20 languages, providing the ability to manage balances in multiple currencies and to trade in local currencies via eToro Money (currently available in GBP in the U.K. and EUR in Europe), and offering additional features that include localized tax reports, as well as local tax efficient saving and investing wrappers such as the eToro ISA, which we launched in the U.K.

The eToro Academy provides free educational resources in 11 languages and our team of 16 analysts across 12 regions share insights and analysis on global and local markets daily. We also leverage localization in our brand and marketing efforts, which has helped us achieve a number one or two in brand awareness for trading across our seven key markets.

Diversified, Multi-Asset Product Offering

We provide our users with a gateway to the global financial markets, offering a platform that empowers our users to invest, trade, save and spend in a way that suits their unique needs. On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. On our global platform, users can trade thousands of instruments, including, over 110 cryptoassets, 107 curated Smart Portfolios, and copy over 3,300 Popular Investors. The specific availability of asset classes, instruments and services varies across markets depending on certain factors, namely the applicable regulations of the jurisdiction where the user resides.

We also offer our users the choice of how to invest or trade. They can trade directly, copy another investor through our CopyTrader capabilities, or invest in one of our Smart Portfolios, which are portfolios of assets based on specific themes or strategies. We cater to users of all abilities by providing many of the tools they need to grow their wealth. We continue to expand the range of investment tools and services available to our users including sophisticated charting and analysis tools, proxy voting and extended hours trading.

Similarly, we enable users to invest and spend using local currencies through our eToro Money offering, to deposit and to fund trades without foreign exchange fees, and to transfer, withdraw or spend balances in local currencies through our IBAN account and in the U.K. through our debit card. As of December 31, 2024, we had over 1.0 million registered IBAN accounts.

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We believe this diverse, multi-product offering is a key differentiator, and a significant part of our value proposition which helps us attract more users and increase our share of user assets on our platform. Because of this diversity of product offering, we are able to serve a broad array of users, from casual investors who may solely purchase or sell equities, to advanced traders capable of employing more advanced portfolio management strategies.

More Stable Financial Profile Given The Diversity Of Our Multi-Asset Offering

Our Total Commission represents commission from trading activities (the gross commission, fees and other forms of income collected from users while engaging in trading activity on our platform) and also includes interest income, fees generated through eToro Money, and fees from other services. The breakdown of our Total Commission by asset class demonstrates the diversification of our business and our ability to capitalize on diverse market conditions, without overreliance on, or overexposure to, any single asset class or geography. Historically, increased trading activity in a particular instrument, market or asset class influenced our Total Commission in certain quarters or years. For example, cryptoassets accounted for 62% of our Total Commission in 2021 compared with 17% in 2023. Similarly, in the first quarter of 2020, commodities accounted for 32% of our Total Commission due to high trading levels for oil on the back of the oil price going negative for the first time in history and in the first quarter of 2022, commodities accounted for 28% of our Total Commission due to geopolitical conflict. During times of increased retail investor participation in equity markets we see an increase in Total Commission from equities.

This diversity of markets, asset classes and instruments, as well as the geographical breadth of our user base, acts as a diversification hedge for our Total Commission. Similarly, we generate revenue through a multifaceted model consisting of trading income, interest income, money management fees, and other value-added products and services. The ability to generate revenue from transactions, balances and subscriptions provides additional diversification benefits to our financial profile.

Built on the Key Principles of Compliance and Transparency

As a consumer-facing retail investment platform, we understand that our users entrust us with their money, and that their trust is a privilege that is earned each and every day.

We are a regulated investment platform and compliance is central to everything we do: we are licensed in multiple jurisdictions and we work with leading global financial institutions to hold and safeguard our users’ cash deposits and to serve as trading counterparties. We are committed to compliance with applicable rules and regulations in all jurisdictions in which we are regulated or serve users, and we pride ourselves on collaborating with regulators around the world to enhance consumer protection.

We are licensed to provide financial services by regulatory authorities in multiple jurisdictions, including in the U.K. (FCA), Europe (CySEC in Cyprus), Australia (ASIC) and the United States (FINRA FinCen and the New York State Department of Financial Services), among other regulators in other jurisdictions. See “—State of Regulation” below.

We work with leading global financial institutions as our banking partners, including J.P. Morgan, Deutsche Bank, Coutts, Bank J. Safra Sarasin, Banque Pictet & Cie SA and UBP, among others, to securely hold and safeguard our users’ cash deposits. Our trading counterparties include large multinational investment banks such as Goldman Sachs, JP Morgan and UBS. All client funds are reconciled and segregated from our own funds in line with local regulations to ensure funds are secure. We have achieved SOC 2 Type II Compliance Certification, demonstrating a strong commitment to data security and privacy of our custody operations.

We safeguard client cryptoassets in segregated omnibus digital wallets on behalf of our users, in accordance with applicable regulatory requirements and industry best practices. We hold users’ safeguarded cryptoassets using hot and cold wallet storage systems, as well as our financial management systems related to such custodial functions.

We supplement compliance with the guiding principle of transparency. One of our cultural values is ‘keeping it simple’, so we strive to remove barriers and make online trading and investing simpler, more accessible, and more transparent for all.

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The majority of our users have public profiles which provide transparency on the assets they hold and how they have performed as an investor. Similarly, those who engage in social discourse on our platform are accountable for their content and communications. We enforce an established code of conduct and community guidelines and actively monitor user activity to ensure adherence. We take appropriate action against any behavior that breaches these guidelines by removing posts, restricting user access, or notifying relevant regulators when required.

These strict protective measures for our community are designed to ensure that the quality of the experience on our platform is held to the highest standard. We also enhance social discourse by integrating our analysts, teams and Popular Investors directly within the social flow. Our Popular Investors are required to communicate regularly with their followers via their feed, updating them on their investment decisions and answering any questions from investors.

Empowering Users through Education and Collaboration

We have developed tools and resources for our users to collaborate and learn as they engage with the global markets.

We offer “demo accounts” so our users can practice managing their own virtual portfolio with $100,000 in virtual money to trade, invest or copy others thereby gaining confidence without risking any of their own capital as they are starting out.

Our eToro Academy empowers users to grow their knowledge through resources built to increase financial literacy and knowledge of the financial markets. As of December 31, 2024, the eToro Academy had over 8.4 million views and over three and a half million unique users engaging with our collection of over 3,000 articles, videos, podcasts, and webinars available in 11 languages. We regularly publish market insights to educate and engage our members, and we focus on making these highly accessible and engaging. We also drive our own social news feed which wraps around all of the practice, learning, and market insights our users gain through our platform.

We believe these efforts translate to deepened engagement on our platform and help us establish loyal, long-term relationships with our users that enable us to grow with them and attract a greater share of their financial assets as they expand their wealth over time.

Social Investing Creates Value to Investors of All Levels of Experience

We created an investment platform built around collaboration and engagement. The eToro platform combines our regulated, global and multi-asset platform with the best elements of a trusted and transparent social community purpose-built for financial discourse. We believe this combination creates a powerful flywheel driven by our product offering, the engagement we facilitate across our community, relentless innovation informed by continuous feedback from our users, and the increasing power of shared knowledge within a social community.

The social aspects of our platform create differentiated value propositions for investors of all levels of experience. For new or casual investors, our demo account, educational content and ability to engage socially create an environment where investing can be learned and practiced.

Our CopyTrader offering allows users to copy the investment strategy of other investors on our platform. It is a patented technology that allows users to diversify across asset classes or instruments they may be unfamiliar with by copying a more experienced investor. CopyTrader also caters to users that may not have the time or desire to actively trade on their own by allowing them to automatically copy the investment strategy of another investor.

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For more experienced investors, in addition to providing a global multi-asset platform, research and insights into the financial markets, and sophisticated charting and analysis tools, we offer a means to monetize their presence on our platform. Our Popular Investor program empowers experienced investors to build a following, establish Assets Under Copy through our CopyTrader offering, and build a revenue stream from eToro as a reward for driving engagement and helping provide more investing options to the eToro community. Popular Investors can earn a percentage of the assets copying them.

Over time, both new and experienced investors trade and invest on our platform, developing a track record, investment convictions and insights, and other information they want to share with the eToro community. Such material forms the basis of our organic eToro community content that engages our global user base to learn about companies and investments. We also produce, curate, and moderate content that builds upon investing knowledge and empowers users to engage.

As our social community grows, so does our ability to better serve our users through the valuable feedback collected 24/7 across our diverse, global footprint. We use this customer-centric feedback to fuel our relentless product innovation, delivering an appealing and intuitive experience for our users and expanding our offering to reach more users and deepen our relationships with existing users.

Visionary, Founder-Led Management Team with Track Record of Innovation

eToro was founded by Yoni Assia and his brother Ronen with a vision of a world where everyone can trade and invest in a simple and transparent way. We are a founder-led business and our management team has an average tenure of twelve years with high retention across the leadership team. Our management team brings experience from multiple disciplines including brokerage, technology, online marketing, banking and data sciences. We have supplemented this knowledge by sourcing world class advisors and board members including former regulators and domain experts.

Leveraging Technology to Drive Innovation

We have a strong track record of identifying and adopting key trends, bringing the financial utility of new innovations to the benefit of our business and our users.

In 2010, we facilitated the growth of social investing by launching our patented CopyTrader technology. In 2013, we became one of the first regulated brokers in the European Union to offer bitcoin and our CEO and Co-Founder Yoni Assia co-wrote the Colored Coins white paper with Ethereum creator Vitalik Buterin. Colored Coins was one of the first protocols to enable the tokenization of assets on top of the Bitcoin protocol. In 2017, we introduced Smart Portfolios, providing retail investors with an easy way to invest in predetermined themes or strategies, such as 5G, cloud computing and renewable energy. In creating these portfolios we used advanced algorithms, machine learning and AI to build investment strategies and curate assets. In 2021, we launched eToro Money in the U.K., beginning our journey to enhance the money management experience through e-money accounts, local currencies and debit cards.

In 2023, we began to deploy AI across more parts of our business to enhance operational efficiency and improve the user experience. For example, we have integrated AI into our operations, leveraging a growing suite of AI-driven content generation tools to support our marketing teams. We are increasingly automating user touchpoints—a majority of incoming customer service inquiries are now handled by our AI chatbot, and we will continue to leverage automation to provide faster and more efficient customer support, helping users access information and resolve issues more quickly and with a better experience. We also believe we are leading the way in using AI for developer empowerment with an increasing proportion of code now being written by AI. We are creating a more personalized user journey through our eToro AI assistant which offers a smarter and more intuitive investing and learning experience across the eToro platform and our eToro Academy. We are also actively collaborating with AI specialists to offer our users access to Smart Portfolios powered by such specialists’ proprietary AI.

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Our Growth Strategies

Our vision is to open the global markets to everyone. We expect to expand our business by acquiring more users both in existing and new markets, increasing our share of our users’ wallets and growing with our users as their knowledge and assets grow over time. We anticipate that future acquisitions will continue to play an additive role in enhancing product development, localizing our product offering and shortening our time to market.

Acquiring More Users In Existing Markets

While we have achieved significant growth to date across our global footprint, we believe the markets in which we operate are still significantly underpenetrated, creating a strong opportunity for our future expansion. For example, European retail participation is only 7% of the population as compared to 58% in the United States. We believe this disparity highlights the significant runway for growth across our existing markets.

We intend to acquire more users by providing the investing, trading, saving and spending tools and resources to serve the unique needs of current and future users. CopyTrader makes investing accessible for those more comfortable investing alongside experienced members of the eToro community, rather than venturing into investing on their own. Similarly, our range of Smart Portfolios provide retail investors with access to thematic investing opportunities without having to pay a management fee. Our crypto offering enables access to a new asset class for both crypto enthusiasts and traditional investors seeking diversified opportunities. Our eToro Money offering marks the beginning of our journey towards providing an enhanced money management experience.

We believe that our ongoing localization efforts will also attract more users to the platform as we are able to offer more value to our users through features specifically suited to their needs, such as the ability to transact in local currencies, local tax wrappers and other localized features. For example, in 2023 we launched the eToro ISA for U.K. users. Similarly, our acquisition of Australian investing app, Spaceship, in November 2024 enabled us to strengthen our footprint in a key market and to broaden our product offering via Spaceship’s superannuation (a local retirement savings product) and managed funds. We are actively exploring other local partnership and acquisition opportunities in order to further develop our long-term saving and investing proposition.

In 2019, we acquired Delta, a multi-asset investment tracker. Delta offers a simple way to track performance and manage multiple asset classes and portfolios in real time, all on one platform, using powerful tools and charts. Delta provides a clear and accessible overview of users’ investments across multiple brokerage and/or cryptoasset exchange accounts. The active and growing Delta user base provides an additional user acquisition channel for us. Delta is also provided as a benefit to some of our eToro Club members. Delta forms the basis for our forthcoming subscription offering which we will expand beyond Delta to encompass many additional benefits and premium services for our users.

We also further support our user acquisition with highly targeted advertising and marketing efforts in our key markets, seeking to enhance our local appeal to prospective users. Marketing initiatives, such as our sports sponsorship, regular out-of-home advertising, public relations and media partnerships, have enabled us to rank number one or two for brand awareness for trading in our seven key markets demonstrating the strength of our profile.

Adding more users also supports our self-reinforcing community flywheel which supports compounding growth. As more users join our platform, we see increased collaboration and shared knowledge through the engagement across our social features and Popular Investor program. In 2023, 55% of Funded Accounts engaged socially on the eToro platform, up from 27% in 2019. With more collaboration and shared knowledge, we see greater engagement through both investing and social activity, as users put ideas to work, either through pursuing an investment strategy of their own, investing in our range of curated portfolios, or copying other investors. As we see more engagement and trading activity, we benefit through increased scale and profitability, which we can deploy into further products, features, and educational tools that provide new investing options and opportunities for engagement.

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Increasing our Share of Existing User Assets

We are committed to earning and maintaining the trust of our users. In doing so, we believe that we will continue to foster long-term relationships with our users and increase our share of users’ assets on our platform over time.

We have found that our users accumulate greater wealth and generate more investable assets over the span of their time investing on eToro. The eToro Club provides an opportunity for these users to experience greater benefits on our platform as their investing capabilities and wealth mature over time. We believe that we are well positioned to continue growing with our users.

Our multi-asset offering means we are able to present diversification opportunities to our users. We will continue to seek to create new products and features that can capture a greater share of users’ assets, including retaining those generated organically through our users’ wealth accumulation over time, and by offering products and features that can address a broader set of our users’ wealth across investing, trading, saving and spending. In addition, we believe that through our continued localization efforts, such as localized trading, investing and saving products, we will see a higher proportion of our existing users’ wealth funneled to our platform as a result of our ability to serve a greater proportion of their needs. We also plan to expand existing recurring revenue sources, such as staking and introduce new sources such as securities lending, subscription services, new asset classes and geographies and products. For example, we plan to launch options trading to non-U.S. users in 2025.

We have a large population of users with whom we have the ability to continuously offer new value propositions, including those who have not yet funded their account and are solely participating in the educational and social aspects of our platform. We continue to communicate and focus on converting these users to Funded Accounts over time. Similarly, we engage with our users that only hold one asset class, such as cryptoasset holders, to help them understand the value of diversification.

Moving Into New Markets

We expect to continue to increase eToro’s expansive global footprint by entering new markets using our well-established playbook for both organic and inorganic international expansion. Our ability to expand via organic growth is exemplified by the United Arab Emirates, where we were approved for a Financial Service Permission from the Financial Services Regulatory Authority of the Abu Dhabi Global Markets Authority to operate as a broker for securities, derivatives and cryptoassets in November 2023. This approval of our operating license in the United Arab Emirates enabled us to launch bespoke, local marketing initiatives and to engage more with clients and partners in the region. We hope to enjoy the same success in Singapore when we activate our license from the Monetary Authority of Singapore in 2025. As an example of inorganic growth, in November 2024 we acquired Australian investing app Spaceship, growing our local footprint and broadening our long-term savings and investing proposition in the region by providing our users with access to superannuation and managed funds. Further, we have several growth markets, including Latin America, Asia, the United States, Central and Eastern Europe and Nordic countries, in which we continue to see an increase in growth in users and overall awareness of our brand. We see opportunities in underpenetrated markets around the world and will continue to explore adding new countries to our footprint.

Continued Product Innovation

Product innovation is a core driver of our user acquisition and retention efforts providing new ways for existing users to further engage with our platform as well as attracting new users. Our product innovation focuses on improving the social experience, as well as the tools our users need to invest, trade, save and spend.

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We invest considerable resources to personalize users’ investing experiences by expanding our asset universe, adding more equities which are listed on various stock exchanges to our platform and enabling investing in local currencies. We have collaborated with the London Stock Exchange, Deutsche Boerse and Euronext to provide our users with higher quality pricing data and access to thousands of additional equities. We are working on similar engagements with other leading exchanges to further enhance our local trading experience.

Acquisitions play an additive role in enhancing product development, localizing our product offering and shortening our time to market. For example, in 2020, we acquired UK-based e-money business Marq Millions, now eToro Money, in order to reduce our payment processing fees and improve the user experience. In August 2022, we acquired Gatsby, an options trading platform, which allows us to offer options to users in the United States with plans to expand this to other markets around the world. In October 2022, we bought Bullsheet, a provider of portfolio management tools designed exclusively for eToro users, which we have now integrated into our platform. In January 2024, we acquired Deep, an AI focused content automation technology business and in November 2024, we acquired Spaceship, an Australian investing app, in order to strengthen our footprint in a key market and to broaden our product offering via Spaceship’s superannuation (a local retirement savings product) and managed funds.

Partnerships with market leaders also enable us to stay at the forefront of product innovation. For example, we work with Broadridge to facilitate proxy voting for all equities on the platform allowing our users to have their say in the decisions shaping the future of the companies they hold shares in. We have partnered with BlackRock to launch five core portfolios tailored to different risk profiles, adding to our range of Smart Portfolios. These Smart Portfolios offer fully managed investment solutions and present ongoing opportunities for collaboration with established financial institutions. We will continue to enhance the trading experience by offering more instruments, including options, futures and sophisticated pro-trader tools.

We have been deploying machine learning and AI for many years and believe that the evolving AI capabilities will provide more opportunities for data driven product development and growth. We are actively exploring ways that AI can support portfolio rebalancing, match-make users with Popular Investors, and be harnessed to provide users with opportunities to generate better investing outcomes. We see AI as a tool to improve the user experience as well as providing investment opportunities.

Continued product innovation will keep eToro at the forefront of digitally-native brokerage offerings and engage with the rising generation of investors who seek excellent digital offerings and trusted social forums to serve their financial needs.

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OUR
PROMISE TO YOU

Keeping it simple

Better together

Empowering you

Constantly innovating

Striving for excellence

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Our Values

Our corporate values are reflected in our product offerings and user experience, as well as embedded in our internal culture and employee experience.

▪        Keeping it simple:    We strive to remove barriers and make online trading and investing accessible to everyone, simpler, and more transparent. From our easy-to-use platform to the way we communicate, we will always make things as simple as possible.

▪        Constantly innovating:    We were founded to disrupt traditional finance and innovation is in our DNA. With one eye on the markets and the other on our community, we will continue to build cutting-edge financial products and services to meet our users’ evolving needs.

▪        Better together:    Our users are part of a growing global community. There is power in shared knowledge. We enable our users to connect, learn and share with other investors. By transforming investing into a group effort, we yield better results and become more successful, together.

▪        Striving for excellence:    We strive to anticipate and exceed our users’ expectations by putting them at the center of every decision we make and aim to provide the best possible user experience. As a regulated business, we take our users’ privacy and security seriously, employing various solutions.

▪        Empowerment:    Lack of experience and lack of knowledge are two of the main reasons why people choose not to invest. We want to get our users off that fence, so we provide a wide range of educational tools and resources, plus an easy-to-use platform to support their investment journey.

Our Users

As of December 31, 2024, we have accumulated approximately 3.5 million Funded Accounts with users from 75 countries. Our user base is diverse, representing a broad array of experience and nationalities. The median age of eToro users was 37 as of December 31, 2024.

We believe our users are largely tech savvy and socially connected, and they embrace innovation and are willing to share their activities online. Our users are central to our platform and the experience we can offer across the entire investing community on eToro. Many of our users, including those that have yet to fund an account and begin trading through our platform, utilize our community as a financial social network, seeking education and social engagement as they pursue their interest in the global markets.

The strength of our social investing community means that our users are highly engaged with our platform. Our average eToro user logs onto eToro approximately four times per day for an average of approximately 12 minutes per session. Users with Funded Accounts generally take a long-term and diversified approach to their investing strategies. Looking at all trades open for at least a day during 2023, the average holding time was 255 days. In 2024, 91% of our users invested in equities, cryptoassets or copied another investor as their first action on our platform. Looking at Funded Accounts as of December 31, 2024, 63% invested in more than one type of asset class, demonstrating the strength of our multi-asset offering and the opportunities we offer for diversification.

We strive to build long-term, trusted relationships with our users by fostering a transparent social community, constantly innovating to create delightful experiences, and putting our users first in everything that we do. In doing so, we are able to create long-term users who continue to grow with us on the eToro platform.

User Engagement

Our investment platform is built around collaboration and engagement and is designed to provide users with educational resources and investment tools to enhance the user experience, facilitate the understanding of investment products and increase user interaction with our platform. We believe

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engagement is key to democratize investing, promote inclusivity and accessibility in capital markets and support the continued increase in retail investor participation in capital markets. To achieve this, we offer a variety of investment tools and educational resources to support users as they grow their wealth, promote long-term, responsible investing behaviors, and meet their needs at every stage of their investing journey.

The tools and resources we make available to our users give them the opportunity to inform their own decision making when it comes to which assets to invest in, when to invest and how much they want to invest in line with their own unique needs and circumstances. These tools and resources include the following:

▪        eToro Academy:    Our financial education hub includes ‘Ask eToro’ an AI-based chatbot which helps users to navigate the eToro Academy and directs them to relevant educational materials. We also regularly publish highly accessible and engaging market insights to educate our users on what is happening in global markets. See “—What Sets Us Apart—Empowering Users through Education and Collaboration” herein.

▪        Demo Account:    Enables users to learn and practice trading and investing with virtual money.

▪        Portfolio Insights:    Designed to help users gain a comprehensive understanding of their current investments including performance, trading history, risk score and risk contribution. Our Portfolio features also empower users to identify opportunities and benchmark their portfolio against other assets and highlights similar investors.

▪        Discovery:    Filters and tools which enable users to explore the global markets and learn about different investment opportunities offered on the platform. This includes details of assets or exchanges which have been recently added to the platform, trending assets, Popular Investor profiles and other insights.

▪        Alerts:    Users can enable or disable automatic alerts about market and account activity specific to their investments or interests in order to help them keep abreast of the latest developments.

▪        Watchlist:    Users can either keep the default Watchlist of trending assets or curate their own list of financial instruments, such as particular stock or certain cryptoassets, they wish to monitor. The watchlist provides key information on these instruments and also establishes the information that users view within the News Feed.

▪        News Feed:    Our News Feed empowers users to share their investment convictions and insights with the broader eToro community. Such material forms the basis of our organic eToro community content that engages our global user base to learn about companies and investing. We also produce, curate, and moderate content within the News Feed that builds upon investing knowledge and empowers users to engage more with our platform.

▪        Customer Support:    We offer a range of resources including a digital knowledge base and help center, AI-chat bot assistant, and customer service agents to answer users’ questions and provide guidance as required.

Our platform and services are implemented in accordance with applicable laws, rules and regulations regarding digital engagement practices. Users are able to set up an eToro platform that works entirely for their individual needs. Although we have default settings, most are able to be turned off and curated specifically by a user so they can track and monitor the assets, exchanges, Popular Investors and other information that is particular to their needs and interests. For instance, we allow users to opt out of non-transactional notifications altogether or with respect to a specific asset. Further, our social users are accountable for their content and communications and we enforce an established code of conduct and community guidelines and actively monitor user activity to ensure adherence. We take appropriate action against any behavior that breaches these guidelines by removing posts, restricting user access, or notifying relevant regulators when required. See “—State of Regulation—Social Investing.”

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eToro Club

The eToro Club is a tiered membership program offering a wide range of services and tools to enhance a user’s investment experience. Membership is free, and our users are automatically enrolled and move up tiers once their eToro balance reaches certain equity levels. Membership is divided into five tiers: Silver ($5,000), Gold ($10,000), Platinum ($25,000), Platinum+ ($50,000) and Diamond ($250,000), each with its own premium perks and exclusive features, such as interest on cash balance, magazine subscriptions, tickets to sporting events and insurance.

We see users joining eToro in their mid-30s on average, and growing into and then up the tiers of our eToro Club program. The eToro Club helps us to retain users, 72% of eToro Club members have had a Funded Account on eToro for three years or more, compared with 62% for non-eToro Club members. This percentage increases as users go up the eToro Club tiers. Members of the eToro Club exhibit higher engagement with the platform evidenced by a greater number of trades and higher deposit levels compared to non-eToro Club members.

We see a significant opportunity to continue enhancing our value proposition for our users by adding additional features and perks to our eToro Club membership tiers. As of December 31, 2024, we had over 579,000 members in the eToro Club program.

Popular Investors

A subset of our users are what we call “Popular Investors.” These users represent a select group of the top traders and investors in our community and they are core to our innovative CopyTrader offering. These are a vetted group of investors who are required to meet a specific set of criteria in order to be classified as a featured Popular Investor, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with their copiers, and who are compliant with certain risk parameters set by us. Users can utilize our CopyTrader technology to automatically replicate Popular Investors’ investment strategies. Popular Investors serve as an important piece of our social investing community, helping to drive engagement on our platform, creating opportunities for novice investors to learn and try out investing strategies implemented by well-regarded investors in the eToro community.

We reward Popular Investors with incentives for driving engagement on our platform through payments that increase as they rise through the program’s ranks and grow their Assets Under Copy. As of December 31, 2024, we had over 3,300 Popular Investors on our platform, representing approximately 0.1% of our total Funded Account user base. 12 of these Popular Investors had over $10 million in Assets Under Copy. Over 900 of our Popular Investors have a tenure of five years or more, over 300 have obtained their Investment management certification from the Chartered Institute for Securities & Investment and 45 hold a PhD.

Our Social Investing Network

We believe in the power of shared knowledge and have created a community to enable our users to collaborate, share ideas, and learn with and from one another. Our platform combines the best aspects of a social network with a modern, intuitive, digital-first trading and investment platform. Our social investing community is alive 24/7 with our users asking questions, exchanging ideas, discussing investment topics, and empowering each other to take control of their financial lives.

Our social investing features include the ability for users to create profiles and engage with our dynamic news feed by posting, commenting and conversing with others. A user’s profile on our platform includes a biography and statistics about their trading and investing habits as well as their activity on the eToro news feed. The eToro news feed allows users to create a feed that is personalized to their own trading and investing interests by enabling users to follow the financial instruments and traders they like, interact with users they choose to and start discussions. Users can also receive notifications when a user they copy writes a post, an asset on their ‘watchlist’ becomes volatile and many other updates.

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We believe that retail investors are looking for a trusted and transparent forum where they can collaborate, share ideas and benefit from the power of shared knowledge. Unlike other social platforms, we were purpose-built for financial collaboration, which means that we have guidelines and procedures in place to help ensure our community remains a safe and transparent place for financial dialogue. Our community and social investing features are a key reason users are attracted to our platform, and help to foster a highly engaged and vibrant community across our user base.

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Our Platform & Products

We have developed a growing, global community of traders and investors. Our platform enables users to execute trades, share information, analysis and views, and see what others are doing in real time. We offer users a choice of asset classes to invest in from traditional assets such as equities, commodities or currencies alongside ‘new’ assets such as crypto, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. We also offer our users a choice of how to invest, as users can directly trade themselves, invest in a portfolio, or replicate the investment strategy of other investors on our platform.

We continue to simplify the investing experience, expand the universe of assets, introduce more tools and data, and make accessible the information users need in order to effectively invest in global markets. Our design principles include simplicity, quality and transparency, and are aimed at making the onboarding, asset discovery and trade execution phases intuitive.

Multi-Asset Investing Access

Users can access equities listed on 20 of the leading stock exchanges, 107 curated portfolios, and copy over 3,300 Popular Investors. Depending on the user’s jurisdiction, we also offer derivatives of asset classes, such as contracts for difference and options contracts. Our investable assets include those listed below, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location:

▪        Global, single-name equities

▪        ETFs

▪        Indices

▪        Commodities

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▪        Currencies

▪        Cryptoassets

▪        Smart Portfolios

Platform Capabilities

CopyTrader

Our patented CopyTrader offering allows users to copy the investment strategy of other investors on our platform by assigning some of the user’s capital to proportionally mimic the portfolio of another investor on our platform, subject to certain jurisdictional and product-specific limitations. Each user’s past performance is displayed on their profile alongside their risk score and details of their investment approach. Users can stop copying at any time, and there is no additional charge for this service.

CopyTrader is our patented, proprietary technology that allows users to diversify across asset classes or instruments they may be unfamiliar with by copying a more experienced investor. It also allows users to benefit from the breadth of the global community of investors using eToro. 85% of those who copy another investor on eToro are copying a user that does not reside in the same country as them. CopyTrader also caters to users that may not have the time or desire to actively trade on their own by allowing them to automatically copy the investment strategy of another investor. Currently, CopyTrading is only available to our U.S. users for cryptoasset trading.

Our Popular Investor program enables users to copy experienced investors who meet certain criteria and are vetted by us, including their past performance in the CopyTrader system. The program enrolls investors and traders from around the world who wish to share their investment experience, connect with eToro users and build an online investment business on our platform. Investors who meet the criteria to become Popular Investors are compensated as their investment strategy is copied by more users on our platform. Compensation ranges from fixed amounts at lower tiers of copy engagement to a percentage of the assets copying them at higher tiers. These payments are made by eToro as an incentive for the continued contribution of these investors to a key feature of our social investing platform. As of December 31, 2024, eToro had over 3,300 Popular Investors, of which 12 had more than $10 million in Assets Under Copy.

Smart Portfolios

Our Investment Office manages a growing range of Smart Portfolios. There are two types of portfolios: top trader portfolios and thematic portfolios. Top trader portfolios are comprised of Popular Investors that are selected using AI and machine learning technology and build portfolios around their trading activity. Thematic portfolios invest in assets according to a specific investment trend such as renewable energy, e-commerce, cryptoassets or driverless cars, providing retail investors with a simple and cost-efficient way to gain investment exposure to asset categories they care about. There are no management fees for the portfolios, which are rebalanced at prescribed intervals by our Investment Office.

We also partner with third parties to create portfolios, such as our range of five core portfolios tailored to different risk profiles with asset allocation guidance provided by BlackRock, a high growth tech portfolio with ARK Invest, and a long-term crypto portfolio with CoinShares.

As of December 31, 2024, we had 107 curated portfolios on our platform which our users could invest in. We have seen growing demand for Smart Portfolios and aim to continue expanding our portfolio offering and update the offering as necessary as we introduce the product into new jurisdictions. We will also continue to invest in leveraging machine learning and AI technology. Currently, Smart Portfolios are only available to our U.S. users for cryptoassets.

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OUR POPULAR INVESTORS

"

eToro has created a supportive community which fosters learning and provides individuals with the opportunity to succeed."

Mimi Ho
40, Australian

"

35,000 people from around the world with over $100 million in assets copy my investment strategy."

Jeppe Kirk Bonde
37, Danish living in UAE

"

I love eToro because it removes barriers to investing. Its transparency is what sets it apart—every trade, every strategy, and every performance metric is public."

Heloise Greeff
34, South African living in the UK

See “Market, Industry and Other Data—Testimonials.”

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eToro Money

eToro Money connects directly to a user’s eToro investment account and enables instant deposits and withdrawals, along with additional money services, such as a debit card for U.K. users. It is also home to the eToro Wallet which allows users to securely store, send and receive cryptoassets. The ongoing development of eToro Money will eventually enable trading in many different local currencies. In March 2024, we enabled users in the U.K. and the European Union to invest directly on the eToro platform from their eToro Money accounts in GBP and EUR, respectively. This service is currently not available to U.S. users.

Investment tools and services

We continue to expand the range of investment tools and services available to our users. We provide our users with sophisticated charts coupled with an intuitive interface. We are also transforming the way retail investors can participate in the governance of the companies they hold shares in by facilitating, proxy voting for shares on the eToro platform. In July 2023, we launched extended hours trading that allow users to buy and sell a selection of equities outside of normal trading hours.

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CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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Our Technology

Our products and services are delivered through a robust and highly scalable technology platform that manages the requirements of a global, multi-asset, social investing platform. Our technology enables us to provide trading across global financial markets, serving the needs of users from 75 countries and multiple regulatory frameworks, and to quickly and effectively develop and launch new products and services. We have a highly qualified and experienced engineering team that has developed a technology stack designed to ensure that we can provide a secure, reliable service to our users. As a multi-regulated investment platform, security and compliance are embedded throughout our infrastructure and operations.

Leveraging open architecture enables non-organic growth through partnerships as well as efficient integration of companies we acquire. Longstanding partnerships with leading providers such as Microsoft allow us to scale capacity and decrease our time-to-market. Data is integral to everything we do, and AI capabilities are creating more opportunities for data driven product development and growth.

We strive to employ the highest standards for protecting personal information. We invest heavily in sophisticated tools, encryption and masking technology, designed to protect data, while preventing, detecting, and mitigating unwelcome access to our systems. Similarly, we have robust business continuity plans in place, ready to be implemented when needed to continue service to our users all over the world in any emergency scenario. Business functions, operations and responsibilities are split across our network of global offices so there is no dependency on any single office.

Over the last decade, the eToro platform has experienced multiple periods of high demand, particularly during the 2017 and 2018 cryptoasset rally. As a result of these experiences and the continued investments we made into the development of our platform, we were well prepared to handle the increased demand we saw throughout 2021 and into 2022. We will continue to invest resources in our infrastructure and operations so that we can continue to meet the demand for our services as we scale.

Our technology has facilitated rapid growth and continues to support millions of transactions daily across multiple markets and regulatory jurisdictions. We believe our functionality and infrastructure to localize our products and services can meet heterogeneous and dynamic regional regulatory requirements and consumer needs while minimizing the impact on the user experience.

Our Solutions Group allows us to remain at the forefront of product innovation and continue to have scalable infrastructure to support our continued growth. This group is comprised of product development, research and development (including our blockchain innovation unit), product engineering, technology (including RegTech), security, brokerage solutions, business solutions (including M&A related activities), product compliance, and trading development sub-groups.

We research, develop, and launch new products and features intended to enrich and improve our users’ investing experience. We want to make our platform smarter and our user experience richer yet simpler. Our product development strategy centers on four areas: (1) growing and maintaining our status as a leading global brokerage, including expanding our local offerings and increasing the diversity of our range of assets, (2) continuing to add more investment tools, including leveraging AI and eToro data, (3) continuous improvement of our user experience and (4) enhancing our differentiated selling proposition by continuing to improve our social and copy features.

We interact with our users every single day to gain insights into their needs. We have particularly close connections with our ‘power users’ from whom we regularly gather feedback. We research extensively to give users the best product we possibly can and harness the power of AI to process mass feedback from users.

We conduct numerous A/B tests yearly to identify the best problem-solution fit. Our confidence stems from testing with users before writing a line of code. We do so by introducing experiences first on our acquired apps (Delta & Bullsheet). We roll out every improvement carefully and monitor extensively, first internally.

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We invest in educating our users to excel in trading and investing. Significant feature releases adhere to our learning and adoption stack. The stack helps ensure that our users are aware of new features. We guide users through the process with a simple framework: introduce: present new features to our users, learn: educate our users on how to use these effectively, and adopt: support users in integrating features into their trading and investing practices.

In 2019, we acquired Firmo, a smart contracts infrastructure provider. The former-Firmo team established our dedicated blockchain innovation unit which leads blockchain and smart contracts research and development within eToro, including the creation of our staking services. In addition, this unit works to establish connections between academia and the industry.

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EUR
USD
Select Amount
Available GBP
£5,000.00
Available USD
$3,000.00
Vodafone Group PLC
0.52 (0.73%)
Order Type
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Available GBP
$5,000.00

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Marketing

We have developed our brand profile globally through our dynamic, multi-channel marketing strategy, which attracts, engages and retains users. With innovative products, leveraged through original marketing campaigns, we have continually pushed the frontiers of marketing in the traditional world of investing. This has been achieved by focusing on our social investing experience, our intuitive investment process, and our efforts to provide our users with the tools they need to grow their knowledge and wealth.

These campaigns have helped us achieve meaningful engagement with users and created greater understanding of our product offering, as demonstrated by research house Investment Trends, who reports that investors in multiple countries view eToro as “innovative.”

We understand the importance of marketing and the valuable impact we have across the user journey and therefore invest heavily in channels which are fundamental to building brand loyalty and trust. Our sports sponsorship strategy includes multiple localized partnerships with football teams in the English Premier League, German Bundesliga, U.K. Premiership Rugby, Spanish Liga ACB, and Rugby Australia, among others. We sponsor sports as the sense of community among sports fans is strongly aligned with our social features and online community.

Research from Investment Trends demonstrates the strength of our brand awareness in our key markets. We are ranked number one or two for brand awareness for trading in all of our seven key markets, and from two to nine for brand awareness among all online investors for investing.

Tailored content helps us manage multiple local investor communities on social media including on our social feed, Facebook, X and other social network accounts. These large and growing communities receive targeted local, market commentary from our team of analysts, alerts to bring awareness to market events and earnings releases and invitations to webinars and seminars hosted by Popular Investors, eToro analysts or guest speakers. We also partner with strategic brands such as X, BlackRock and Nasdaq on co-branding marketing activity aimed at providing the most timely, relevant, engaging and relatable content to our users and prospective users.

Our prospective and existing users are activated by our user acquisition engine which is primarily focused on online, technology-driven channels which allow us to continually optimize the performance of our marketing operation by leveraging the vast amount of data we have available. This involves a dedicated technology stack, coupled with strategic partnerships with digital advertising vendors such as Google, Facebook, X and Taboola to attract and convert users. We use dynamic tools to launch campaigns when a particular market or instrument generates investor interest. This use of technology and automation tools also works to drive conversion within our existing user base. Through customer relationship marketing and the use of Salesforce tools, our marketing team is able to segment communication to different parts of our user base. We are also leveraging AI across our marketing teams from aiding localization to the production of our first AI-generated advertising campaign which aired during live coverage of the Paris 2024 Olympics in 45 markets and 19 languages.

We are actively marketing in multiple countries with content in 20 languages. We work with an extensive network of media partners and affiliates. Our marketing includes activity across more than 30 global and local social media channels generating approximately three billion impressions in all of 2024. During this time period, our website received over 150 million unique visitors.

The scale and breadth of our marketing operation is also reflected in the thousands of keywords implemented across numerous search engines, the millions of digital advert views delivered daily, our large network of media partners, and the fact that we monitor campaigns in multiple geographies, multiple languages, and multiple channels simultaneously and can adjust spend based on effectiveness. Ultimately, the power of our acquisition model is evaluated by the following: (1) the ratio between the cumulative Total Commission generated over the lifetime of a user cohort and the cost per acquisition paid to acquire it; and (2) the time required for the user cohort to generate cumulative Total Commission which covers the acquisition cost that was paid for it (time to return on investment).

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Customer Support

We pride ourselves on providing a high quality service to our users. As we have grown as a business, we have invested significantly in scaling our user-facing teams. We have also embraced technology, using AI to boost efficiency and aid localization, and leveraging data visualization tools to put relevant user data at the fingertips of our service team to enhance the user service experience.

Our user-facing teams include our customer service team which provides support via email, live chat and telephone in more than nine languages and our account management team, which provides personal service to our higher equity users. As of December 31, 2024, we employed or contracted with 490 user service representatives and 99 account managers and are continuing to invest in scaling and innovating our user support services.

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9:41
$5,121.33
My Porfolio
Orders
Manual Trades
Stocks
Asset (10)
Change
P/L
Value
BTC
150.93
$0,000.00
25.93%
$5,121.33
APPL
150.93
$0,000.00
25.93%
$5,121.33
GOOG
150.93
$0,000.00
25.93%
$5,121.33
AMZN
150.93
$0,000.00
25.93%
$5,121.33
MSFT
150.93
$0,000.00
25.93%
$5,121.33
SPOT
150.93
$0,000.00
25.93%
$5,121.33

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Our Competitive Landscape

Our platform provides retail investors with opportunities for social collaboration and access to multiple different financial products, including copying another investor via our patented CopyTrader service, through a single platform. We are therefore distinctively positioned to compete as a result of the breadth of our product offerings and our existing global footprint.

As a global, multi-asset investment platform with a variety of offerings, we have a very diverse set of competitors including both large, traditional financial institutions including retail banks, private banks, wealth management and traditional brokers and smaller market participants who may operate in a regional capacity. Competition is highly fragmented, with multiple local market participants in each market in which we operate. However, we believe few investment platforms can rival our global reach or offer our social capabilities.

We primarily compete with high growth fintech companies that are focused on user experience and provide a variety of financial services, as well as high growth international brokers and tech-led brokers that provide self-directed, multi-asset investment services.

As a result of our cryptoasset offerings, we also compete with exchanges, wallets and investment platforms that offer access to cryptoassets. However, competitors in this space tend to have a limited scope in terms of their capital market offerings.

As the market continues to grow, we expect that we will face increased competition from both new entrants and existing players.

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CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Our Approach to Risk Management

We have developed a robust, comprehensive risk management framework with both internal and external layers of defense at the eToro Group level and for our subsidiaries. The following committees report to our Enterprise Risk Management Committee which governs our risk appetite, risk strategy, risk mapping and policies and reports to our Board:

▪        Compliance and Regulation Committee:    in charge of our regulatory strategy, risk mapping and mitigation.

▪        Regtech Solutions and Product Governance Committee:    oversees our technology and alternative solutions for closing regulatory gaps.

▪        Trading Risk Committee:    responsible for market and credit exposures and risks, stress scenarios and mitigation controls.

▪        Treasury Committee:    governs treasury operations and risks, capital adequacy, liquidity and working capital requirements.

▪        Financial Operational Risk Committee:    oversees counterparty due diligence, limit breach, fraud risk, client money issues and Sarbanes-Oxley compliance.

▪        Technology Risk and Business Continuity Committee:    manages our data and cyber risks and mitigation plans, business continuity and disaster recovery plans and crypto custody risk management.

Diversity & Inclusion

Our mission is to open the global markets so that everyone can trade and invest in a simple and transparent way. The word “everyone” is an important one. Since our founding in 2007, we set out to be disruptive, to shake up the world of investing and to break down barriers so that anyone can invest. We are proud to have over 40 million users as of December 31, 2024, however, our goal is to have a user audience and workforce which is inclusive and represents the populations of the countries in which we operate.

We want to shatter gender stereotypes. While there is plenty of academic research to show that women make better investors, there is even more data to show that far fewer women invest than men. We are working to change that by creating a safe and supportive environment for women to connect, share experiences and ask questions.

We cater for tomorrow’s investors, today. Our multi-generational approach to content creation ensures that each generation of investor feels welcome and supported. We connect newcomers with more experienced investors and provide content that speaks to our diverse audiences.

Corporate Social Responsibility

From educating investors to promoting universal basic income (“UBI”), eToro uses its innovative leadership in the industry for good. Our vision is a world where everyone can invest in a simple and transparent way. Since our founding in 2007, this focus on making finance accessible to all has driven everything we do and inspired our vision and values. We are committed to making the world a better place, with efforts focused on three key areas where we believe we can make a difference: financial education, universal basic income, and corporate impact.

Financial education

Our belief that knowledge is power is exemplified by our approach to financial education. Transforming investing and learning into a group effort allows members of our community to leverage shared knowledge and experience, so that we can become more successful, together. We have created an investment platform of millions, built around social collaboration and increasing education, with a vibrant, interactive community where users connect, share, and learn.

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We learn by doing. Our demo account empowers users to practice trading and investing and via our virtual portfolio, enabling them to gain confidence without risking any capital.

We provide all our users with content that is accessible, relevant, engaging and educational. In addition, our social news feed provides a forum for our global community to come together to share insights and strategies, and to get exposure to investor sentiment in real time.

Universal basic income

According to the World Economic Forum, 1.7 billion people in the world are unbanked, yet 1.1 billion of this group have smartphones. By leveraging the power of Web3 and DeFi, UBI initiatives can transform the role our own wealth plays as part of a larger capital ecosystem, creating sustainable wealth in some of the most impoverished places in the world.

We have funded the creation of GoodDollar, one of the largest UBI projects and communities in the world. Launched in 2020, it is a community-driven non-profit project which generates and distributes digital money as a means of creating access to wealth for those facing poverty and inequality. Anyone in the world can claim GoodDollar tokens (G$) as a daily UBI.

More than half a million people from over 180 countries and territories have opened a GoodDollar digital wallet in order to claim UBI, with over 20,000 currently doing so daily. In a world of crypto hype, it is a distinct example of crypto making a positive impact. Countries which have seen the biggest adoption of GoodDollar include Brazil, Nigeria and Vietnam and surveys of members show that the majority of claimants have extremely low household incomes.

The project is also creating communities in these countries while enabling people to improve their lives, from starting micro-businesses, to raising and donating funds to others in need. The crypto UBI generated from GoodDollar also acts as an ‘onramp’ to a larger, emerging world of decentralized financial services, which offers access to basic financial services such as savings, global payments, credit in a new model without middlemen.

The GoodDollar economy is a circular economy with two groups of participants. On one end, there are claimants, people who want to receive UBI. On the other end, there are supporters, which can be organizations or individuals who wish to support the UBI cause and shape a more inclusive global economy. Supporters are able to use their crypto capital to support the funding of GoodDollars, a reserve-backed currency that is distributed daily as UBI. Supporters commit crypto capital into a blockchain-based income-generating mechanism called a DeFi protocol, via the GoodDollar website. The interest earned is used to mint new GoodDollars, which are then distributed as basic income every 24 hours to recipients, and also paid back to supporters. The more supporters and capital committed, the more UBI can be issued and distributed among claimants.

We see GoodDollar as a crucial use-case for crypto. We have provided the funds to build something that is 100% open source, using technology and blockchain innovation to fund UBI as a public good. This is a new and innovative model for how corporate entities can support impact initiatives.

Corporate impact

We strive to make a positive impact in all the markets in which we operate. For example, with a commitment to our planet’s future we are setting goals for carbon reduction and carbon offsets. We also take pride in giving back to the communities in which we live and work. Our offices around the world run regular give-back and volunteer opportunities for our employees.

Our Human Capital

We invest in our human capital and consider it to be one of our most valuable assets. As of December 31, 2024, we had 1,501 employees across over 10 offices globally, with employees also working remotely in certain areas where we don’t have physical offices. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relationship with our employees is generally good.

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We aim to attract, develop, promote and retain the talent we need to successfully serve our users and support the continued expansion of our business. Our employee compensation packages are based on both individual and company performance. The package encompasses an array of compensation components in addition to base pay, including performance-based incentive pay and a range of health and welfare benefits (including, but not limited to, recreational sessions and activities, team activities, company events and celebrations). See “Management—Directors and Executive Management Compensation.”

We offer development and leadership programs as well as reimbursement for qualified business-related education and training, and we encourage learning and provide a wide array of online learning and development programs.

We focus on attracting a diversity of talent and work to create and maintain an environment where all employees can excel. We foster the development of high-performance teams that recognize the value of diverse perspectives, skills and backgrounds. As of December 31, 2024, approximately 40% of our employees were women.

Our Facilities

Our headquarters are located in Bnei Brak, Israel, where we lease approximately 81,000 square feet in a building and accommodate our principal executive, development, engineering, product, marketing, business development, human resources, finance, legal, IT and administrative activities. Outside of Israel, we lease office space in 12 offices around the world to serve the needs of our global user base in the U.K., Cyprus, Belgium, Germany, Denmark, the United States, Australia, Abu Dhabi, Singapore, Seychelles, Malta and Gibraltar.

Our offices are designed and maintained to foster a comfortable and creative workspace that encourages collaboration and social interaction. We currently have a remote work policy, under which a large segment of our employees are not required to come into the office on a daily basis, although since late 2023, most employees are expected to work in-office at least three days a week.

We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations.

Intellectual Property

As a company that aims to revolutionize the way people invest, innovation is part of our DNA. We were founded to be disruptive and launching new and innovative products and offerings is a key aspect of how we plan to continue to democratize investing. This means that the protection of our technology and intellectual property is an important aspect of our business, enabling us to maintain a competitive edge in the rapidly evolving cryptoeconomy. We rely on a combination of patents, trademarks, trade secrets, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. However, these laws and contractual commitments may not fully protect our business and technology.

As of December 31, 2024, we held two U.S.-issued patents and two Israeli-issued patents. Our U.S.-issued patents expire between 2026 and 2031, and our Israeli-issued patents expire between 2032 and 2033.

Our trademarks help us distinguish our products and services from those of our competitors and build brand loyalty among our users. As of December 31, 2024, we held 135 registered trademarks globally, including “eToro.” We also had one pending trademark application. We are the authorized user of a variety of social media handles, pages and profiles that reflect our primary brand. In addition, we have a suite of defensively registered domains. The registrations of our trademarks are effective for varying periods of time and may be renewed periodically, so long as we comply with all applicable renewal requirements (including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services).

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It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees, consultants and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information, trade secrets, know-how and proprietary technology. We further control the use of our intellectual property and proprietary technology through provisions in the terms and conditions governing our services. Additionally, we implement multiple layers of security, and access to our platforms and systems requires system usernames and passwords.

We continually review our development efforts to assess the existence and patentability of new intellectual property that may be valuable to our business. We intend to continue to file additional patent applications with respect to our technology and trademark applications with respect to our brands, to the extent we believe it would be beneficial and cost effective to do so.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. We actively monitor the market for potential infringement and take legal action when necessary to enforce our rights. Additionally, we work with external IP counsel to ensure comprehensive protection of our IP assets. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Despite our efforts to protect our intellectual property rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our intellectual property and other proprietary technology, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Competitors may also try to develop products that are similar to ours and that may infringe, misappropriate or otherwise violate our intellectual property rights. Our competitors or other third parties may also claim that our platform and other solutions infringe, misappropriate or otherwise violate their intellectual property rights. Successful claims of infringement by a third party could prevent us from offering certain products or features; require us to develop alternate, non-infringing technology, which could require significant time during which we could be unable to continue to offer our affected products or solutions; require us to obtain a license, which may not be available on reasonable terms or at all; or force us to pay substantial damages, royalties or other fees.

Additionally, we use OSS in our products and services and anticipate continuing to use OSS in the future. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated obligations, conditions or restrictions on our services.

See “Risk Factors—Risks Related to Technology, Intellectual Property and Data Privacy” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

State of Regulation

We operate in a highly regulated global environment which does not have a unified approach to rules and regulations in respect of the products and services that we offer. Accordingly, we tailor our products and services to the regulatory requirements and limitations in the jurisdictions within which we operate. There may be separate and distinct laws, rules and regulations for individual products and services we offer within a specific jurisdiction as well as across jurisdictions. For example, in the U.K. and the E.U. the provision of investment services, e-money, payment services and cryptoassets are all subject to individualized legislative and regulatory frameworks with which we must comply on a law by law basis within each jurisdiction.

On our platform, users can trade equities, commodities, currencies and cryptoassets as the underlying asset or a derivative, depending on the asset class and on the user’s location. In connection with such services, we also provide our users in certain jurisdictions with the ability to trade utilizing our CopyTrader offering and to invest in a range of Smart Portfolios. See “—Platform Capabilities” herein. We also provide investment tools and services, including charting and analysis tools, equity proxy voting

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services, and extended-hours trading. Our investment platform is built around social collaboration and we have created a community where users can view other investors’ portfolios and statistics, interact with them to exchange ideas, discuss strategies and benefit from shared knowledge. In addition to our trading and brokerage services, we also provide cryptoasset services in certain jurisdictions where we are able to do so in accordance with local laws, rules and regulations, including trading, custody, staking and hosted wallet services, either directly or via a regulated third party. In certain jurisdictions, we also offer payment and electronic money services.

We hold a number of financial regulatory licenses and registrations where we are required in order to offer our services in the markets in which we operate. These can be categorized as licenses and registrations for: (i) broker-dealer services, (ii) cryptoasset services and (iii) payment services and electronic money issuance. These licenses and registrations also include the ability to carry out relevant ancillary services, such as the custody of relevant cash and assets. Further details of our licenses and registrations are set out below.

Entities with broker-dealer licenses:

▪        eToro (UK) Limited is authorized and regulated as an investment firm in the U.K. by the FCA and has obtained a “passport” to provide services on a cross-border basis into Gibraltar;

▪        eToro (Europe) Limited is authorized and regulated as an investment firm in Cyprus by CySEC, and has obtained “passports” allowing us to offer investment services on a cross-border basis across the E.U./EEA;

▪        eToro USA Securities Inc. is registered in the United States with the SEC as a broker-dealer and is a member of FINRA;

▪        (i) eToro AUS Capital Limited, as a broker-dealer, (ii) eToro Asset Management Limited, to provide financial product services and operate managed investment schemes and (iii) Spaceship Capital Limited, are each authorized and regulated in Australia by ASIC;

▪        eToro (ME) Limited is authorized in the Abu Dhabi Global Market (the “ADGM”) by the Financial Services Regulatory Authority of Abu Dhabi Global Market as a broker for securities and derivatives; and

▪        eToro (Seychelles) Limited is authorized and regulated in Seychelles by the Financial Services Authority Seychelles as a broker-dealer.

Entities with cryptoasset services licenses and registrations:

▪        eToro (Europe) Limited is (i) registered in Cyprus with CySEC as a cryptoasset service provider, (ii) registered in the Netherlands with De Nederlandsche Bank N.V. as a cryptoasset service provider, (iii) registered in France with the French Financial Markets Authority (Autorité des Marchés Financiers) as a digital assets services provider and (iv) enrolled in Italy by the Organismo Argenti e Mediatori in the registry for providers of cryptoasset/digital wallet services;

▪        eToro (Europe) Digital Assets Limited is registered (i) in Cyprus with the CySEC as a cryptoassets service provider and (ii) in Spain with the Bank of Spain (Banco de Espana) as a cryptoassets service provider. However, eToro (Europe) Digital Assets is not yet operational;

▪        eToro (UK) Limited is registered in the U.K. with the FCA under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 for the provision of cryptoasset services;

▪        eToro (ME) Limited is authorized in the Abu Dhabi Global Market by the Financial Services Regulatory Authority of Abu Dhabi Global Market as a virtual assets service provider;

▪        eToro Aus Capital Limited is registered in Australia with AUSTRAC as a digital currency provider;

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▪        eToro NY LLC holds a New York State Virtual Currency Business Activity License (commonly referred to as a “BitLicense”). However, this entity is not yet operational in New York;

▪        eToro USA LLC holds a Louisiana Virtual Currency Business Activity License; and

▪        eToro X Limited is authorized in Gibraltar by the Gibraltar Financial Services Commission as a Distributed Ledger Technology provider.

Entities with payment and electronic money services licenses:

▪        eToro Money UK Limited is authorized and regulated as an e-money institution to issue electronic money and provide payment services in the U.K. by the FCA;

▪        eToro Money Malta Limited is authorized and regulated in Malta by the Malta Financial Services Authority as an e-money institution to issue electronic money and provide payment services and has obtained “passports” allowing us to offer e-money and payment services on a cross-border basis across the E.U./EEA;

▪        eToro USA LLC, which (i) is registered as an MSB with FinCen in the United States and (ii) holds Money Transmitter Licenses in approximately 36 U.S. states and territories; and

▪        eToro NY LLC, which (i) is registered as an MSB with FinCen in the United States and (ii) holds a Money Transmitter License in the state of New York.

Cross-border business

Where we market and provide services on a cross-border basis, we do so taking into account the license held by the relevant eToro entity providing the service, any relevant passport it holds, as well as legal advice from external counsel on the extent to which we can market and provide products and services on a cross-border basis without a local license, and any restrictions that might apply. In addition, we periodically refresh the legal advice obtained and conduct periodic counsel-led monitoring in the jurisdictions in which we market and/or provide services. This includes monitoring of actual or proposed changes to relevant laws or regulations and monitoring of applicable opinions and statements and enforcement actions by regulators or governmental authorities, that may affect our ability to market and/or provide services or products locally.

Our approach to regulatory compliance

In each of the jurisdictions where regulations apply to our operations, we and our competitors are required to comply with a range of regulatory requirements. See “Risk Factors—Risks Related to Our Legal and Regulatory Environment—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.” These regulatory requirements can broadly be grouped into the following key areas: governance, systems and controls; prudential; protecting user money and assets; conflicts of interest; financial crime; and conduct of business. We provide details below on the key principles underlying each compliance-related area. Overall, the way in which we operate our global business is driven by a desire to apply high standards to all our products and services, protect customers and promote fair practices, and work openly with our users and regulators. There are, however, local nuances and requirements which means we adapt our approach locally in accordance with applicable regulations, which necessitates consideration of requirements with respect to specific activities (such as brokerage) or instruments (such as securities or derivatives). As an example, our conduct of business obligations to assess the suitability and appropriateness for certain of our services and products relates to complex products provided as part of our brokerage services (and not our payment services).

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Governance, systems and controls

▪        Approach to governance:    We are required to have robust governance arrangements, which include a clear organizational structure with well defined, transparent and consistent lines of responsibility, effective policies, procedures and processes to identify, manage, monitor and report the risks we are or might be exposed to. Members of staff must be and remain fit and proper persons for their roles, relationships between senior management and regulators must remain open and cooperative, and senior management are required to report to the relevant regulator any information relating to a regulated eToro entity that the regulator would reasonably expect to be aware of.

▪        Systems and controls:    We must have in place appropriate supervision over the general conduct of our business, outsourcing arrangements, cybersecurity, and other technologies. We must also have in place and oversee effective systems and controls for compliance with applicable regulatory requirements and for countering the risk that the firm might be used to further financial crime.

▪        Risk management:    We are required to have a robust and comprehensive risk management framework for each regulated entity, which considers risks (including operational, counterparty and market risks) at both a subsidiary level and a group level.

▪        Regulatory reporting:    We are required to provide both regular and ad hoc reports to our regulators, including in respect of transactions we execute for our users, annual accounts and reports, annual controllers reporting, client money and asset reports, market data reporting, product sales data reporting, remuneration data reporting, complaints reporting or events that could materially impact our business.

▪        Change of control:    The direct and indirect ownership of our regulated entities changes, many jurisdictions require pre-approval from the local regulator prior to such change occurring. Different jurisdictions apply different control thresholds which must be met (generally starting at 10%) before pre-approval from a local regulator is required. In many of the regimes where we are regulated, it is a criminal offense to acquire or increase control without prior notification to the regulator.

▪        GDPR/privacy:    We are subject to laws and regulations with respect to the collection, processing, storage, sharing, disclosure, transfer, retention and use of personal information and other data of our users, employees or other third parties.

Prudential

▪        Capital and liquidity:    We must maintain appropriate financial resources to meet regulatory capital requirements in accordance with the rules of the relevant jurisdiction. In line with regulatory requirements, each regulated entity must have sufficient liquidity to demonstrate they are able to meet liabilities as they fall due, to support business growth and objectives, and to hold appropriate buffers to withstand shocks.

Protecting user money and assets

▪        Segregation:    We are required to hold our users’ money and assets in segregated accounts held at banks, custodians and brokers. We hold cryptoassets in segregated omnibus wallets, and for certain users, in individual eToro hosted wallets.

▪        Record keeping:    We are required to maintain records with respect to the money and assets which we hold for our users. Further, we are required to enter into contractual arrangements with third parties who hold our users’ money and assets in order to appropriately identify that the relevant accounts are held by them on behalf of our underlying users, and are therefore segregated from our own assets.

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▪        Reconciliations:    Each regulated entity undertakes daily internal and external user money and assets reconciliations within an appropriate risk and control framework.

Conflicts of interest

▪        Policy and procedure:    We are required to have in place appropriate frameworks (including policies and procedures) to mitigate and manage the conflicts that arise within our business. This includes that we have taken appropriate steps to identify and prevent or manage conflicts of interest between us (including any person directly or indirectly linked to us by control) and our users, intragroup, and between different users.

▪        Disclosures:    We disclose sufficient detail to our users on the nature and/or sources of conflicts and the steps taken to mitigate risks, to the extent our organizational arrangements to prevent conflicts are not sufficient to ensure with reasonable confidence that such risks will be prevented.

Financial crime (including sanctions, fraud, KYC, AML, CTF, market abuse, and APF)

▪        User identification and verification:    We are required to conduct user due diligence (KYC checks) prior to doing business with users (or within the permissible timeframe), ensure account and transaction information is kept up to date, implement effective financial crime policies and procedures, and monitor and report suspicious transactions to the applicable regulatory authorities. These requirements derive from a multitude of regulatory regimes in the jurisdictions in which we are regulated or operate in, including those related to sanctions, anti money-laundering, market abuse, counter-terrorism financing and counter-proliferation financing.

▪        Policies and procedures:    Our user identification obligations generally apply on an ongoing basis and we are therefore required to implement policies and procedures and systems and controls for collecting and verifying user identity information, and then to carry out ongoing monitoring activity throughout the lifecycle of our relationship with users.

▪        Requirement to take action:    The financial crime obligations to which we are subject require us to take action dependent on the circumstances. As examples, sanctions regulation may prevent us from entering into certain transactions with or for users. Separately, we are required to report suspicious transactions (for example, extraordinary payment receipts or instructions) or suspicious activity (for example, potential insider trading or market abuse with respect to listed instruments) to relevant authorities.

▪        Fraud and anti-bribery controls:    We must have in place fraud, anti-bribery and corruption controls, including policies, procedures, and training designed to ensure compliance with applicable fraud, anti-corruption and anti-bribery laws.

Conduct of business

▪        Consumer protection:    We are required to implement and maintain frameworks focused on protecting customers and promoting fair practices. Certain jurisdictions have moved or are moving towards “outcomes-based” regulation, whereby regulators assess compliance by reference to the outcomes achieved for retail clients. For example, in the U.K. the FCA has introduced new retail rules under the heading the “consumer duty.”

▪        Product governance:    In general, and noting jurisdictional divergence, regulations related to our broker dealer services also require us to ensure that products (i) meet the needs of their identified target markets, (ii) are sold to users in the target market by appropriate distribution and marketing channels and (iii) deliver a product which is suitable for a user’s investment needs and risk appetite.

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▪        Appropriateness and suitability assessments in respect of our users, and enhanced disclosures:    In general, and noting jurisdictional divergence, regulations related to our broker dealer and cryptoasset services require us to (i) assess the knowledge and experience of our users if they wish to trade certain products or participate in a certain service, (ii) independently evaluate which instruments or services should be made available to them and (iii) consider whether we need to provide educational materials and/or risk warnings before trading can be carried out. We may also be subject to requirements to assess suitability. These considerations may be influenced by the categorization of the client, for example as retail or professional.

▪        Marketing:    We are required to ensure that our marketing communications are fair, clear and not misleading. We are required to comply with detailed obligations in a number of jurisdictions in relation to the presentation and contents of marketing communications, which differ dependent on the service and/or product we are marketing and often require prescribed risk warnings.

▪        Complaints handling:    We have in place systems for dealing with and recording user complaints. Retail users may also have access to regulatory complaint schemes and investor protection schemes (such as the U.K. Financial Ombudsman Service, the Financial Ombudsman of the Republic of Cyprus, the Australian Financial Complaints Authority or the Australian Financial Ombudsman Service).

Our approach to product-specific regulations

In addition to general regulatory considerations, we consider specific rules that apply to certain of our products and services, as set out below. As mentioned above, whilst the following product-specific regulations may apply differently in each of the jurisdictions in which we operate, we still strive to apply the same high standards in every jurisdiction in which we offer our products. We believe we should work transparently with regulators to ensure that they understand the innovation we bring to their markets and, even where there are no regulations related to a specific products in a given jurisdiction, we take into account the relevant regulator’s views in tailoring our product offering regulation.

Equities

The approach taken by regulators to equities is largely similar across the material jurisdictions where we are regulated or otherwise do business. However, we nonetheless monitor and respond to changes in each jurisdiction and the regulatory environments in which we operate.

Complex financial products and derivatives

A number of our regulators applicable to our business have focused on firms offering complex investment products and derivatives (including contracts for difference) to our users. For example, with respect to contracts for difference, the U.K. and E.U. have restricted the leverage that can be offered to our users, introduced mandatory close out limits on open trades, negative balance protections and prescriptive risk warnings, and banned financial promotions incentivizing trading. In Australia, ASIC has made a product intervention order imposing conditions on the issue and distribution of contracts for difference to retail users.

Payment and e-money services

We need to consider regulations relating to payment services and e-money issuance services in various jurisdictions where we provide such services, including in the U.K. and Malta. Some of the key bespoke requirements with respect to such services relate to the way in which we safeguard client funds, and the requirements with respect to the provision of information to our users.

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Cryptoasset services

Since (i) cryptoassets are an emerging type of asset class and (ii) individual cryptoassets differ from each other in both structure and regulatory status, the approach taken by regulators to their regulatory status continues to evolve. Certain cryptoassets may not be regulated assets in certain jurisdictions. In addition, the U.K. has implemented enhanced financial promotions requirements for cryptoassets. See “Risk Factors—Risks Related to Cryptoassets and Cryptoasset Markets.”

Social investing

We are subject to various laws, rules and regulations as they relate to social investing, including with respect to our CopyTrader and Smart Portfolio offerings, which affect how our users to interact with each other via our platform. We are required to comply with MiFID II, a regulatory framework established in the E.U., aspects of which relate to investor protection requirements which we must implement through measures such as “suitability” assessments. While the regulatory environment for social investing is still evolving, certain regulatory bodies have published guidance incrementally in the past few years for firms offering copy trading services, which offer clearer guidance regarding their supervisory expectations, for example with regard to firms’ compliance with relevant information requirements (including on marketing, costs and charges), product governance, “suitability” assessments. Additionally, due to the fact that our users are able to post content on our platform, we are subject to DSA requirements in connection with our content moderation.

Key incoming regulatory requirements which are likely to impact our business

▪        Sanctions, fraud, AML/CTF, anti-bribery and corruption:    eToro group entities in the E.U. will be subject to revised AML requirements which are expected to take full effect in 2027. It is expected that customer due diligence requirements will be clarified and/or enhanced. In the U.K., the FCA has also implemented new requirements in respect to its AML framework, including the proportionality of customer due diligence.

▪        Operational resilience:    eToro regulated entities in Europe need to comply with the Digital Operational Resilience Act (“DORA”), which came into effect on January 17, 2025 and may also impact their non-European service providers. DORA introduces standardized requirements to ensure operational resilience in the face of cyber threats and information and communication technology security in the financial sector.

▪        Cryptoassets:    eToro Europe is subject to the MiCAR requirements after obtaining its permit in Europe in February 2025 (subject to local transitional regimes). MiCAR regulates the authorization requirement for and supervision of cryptoasset service providers, as well as cryptoasset issuers, offerors, and persons seeking admission to trading of cryptoassets. In the U.K., new requirements regarding the regulation of cryptoassets will be implemented under a roadmap that was released in November 2024.

▪        Provision of digital services:    eToro entities in Europe need to comply with the DSA and the Digital Market Act (the “DMA”). The DSA applies to services such as websites, internet infrastructure services and online platforms, and requires such service providers to counter illegal content online. The rules imposed by the DSA will also impact the provision of social features on our trading platform (see “—Our approach to product-specific regulations—Social investing” above). The DMA imposes rules on platforms that act as so-called gatekeepers, inter alia, prohibiting them from processing end users’ personal data collected from third-party services.

▪        Artificial intelligence systems:    The E.U. has adopted the E.U. AI Act. The majority of the provisions will apply from August 2026 and will introduce a risk-based approach to establish rules for AI systems. eToro regulated entities in Europe will need to implement extensive safeguards to ensure AI systems operate in a compliant, ethical, and non-discriminatory manner. The U.K. will also be introducing new rules and guidance related to AI, which will lead to regulatory divergence from the E.U.’s proposed framework.

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▪        Provision of payment services and e-money issuance:    There is a proposal for amendments to the Payment Services Directive (“PSD 3”) with the aim to combine the e-money regulatory regime and payment services regime into one regime. In the U.K., the FCA is introducing a new safeguarding regime for payments and e-money firms.

▪        Retail investments:    As part of its Capital Markets Union Action Plan the European Commission published its Retail Investment Strategy and retail investor package in May 2023 and which is set to be formally in place by 2026. This will require us to make changes to the way in which we offer our investment services throughout Europe. The U.K. will replace the current regime in relation to Packaged Retail Investment and Insurance Based Products (“PRIIPS”) with a new framework for Consumer Composite Investments, which will require us to change our approach to regulatory key information documents.

Data Privacy & Security

Our business collects, stores, shares, discloses, transfers, uses and otherwise processes the personal information of individuals in many jurisdictions, including across the United States. As a result, compliance with state, federal and international data protection, privacy and security laws, rules, regulations, policies, industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use, protection and other processing of personal information is integral to the creation of trust in our platform. We are also legally obligated by certain laws to provide and comply with privacy policies and are subject to contractual obligations to third parties related to privacy, data protection and cybersecurity.

We collect and process personal information related to our website visitors, users, potential users, subscribers, employees, contractors, business partners and vendors, such as names, addresses, demographic data, government-issued identification numbers, online identifiers, and financial information, and with respect to employees, health information and demographic data for purposes of workplace accommodations, diversity initiatives, and regulatory reporting requirements. We may also obtain personal information from third-party sources, such as lead generation campaigns. We face risks, including to our reputation, business operations and financial condition, in the handling and protection of this personal data, and these risks are likely to increase as our business continues to expand.

In the United States, various federal and state laws and regulations apply to the collection, processing, disclosure and security of personal information. For example, the CCPA broadly defines personal information, gives California residents certain privacy rights and protections, and includes a private right of action for certain data breaches. Other states have also adopted data privacy laws, some of which have already gone into effect. Overall, these state laws impose obligations on us, increase our costs of privacy compliance and pose regulatory and other legal risk.

In the future, additional states could also adopt data privacy legislation, which may include more stringent data privacy requirements. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and changes in business practices and policies. We may be required to modify our data processing practices and policies and incur substantial compliance-related costs and expenses in connection with these and any other future data privacy, protection or security-related laws, rules or regulations, and they may also increase our potential exposure to regulatory enforcement and litigation.

Additionally, the Federal Trade Commission and certain state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. Moreover, we are subject to the GLBA and other federal privacy laws such as CAN-SPAM that impose various obligations related to personal information and certain marketing activities. Changes in the laws and regulations that govern our collection, use, and disclosure of personal information could impose additional requirements with respect to the retention and security of personal information, could limit our marketing activities, and have an adverse effect on our business, financial condition, cash flows and results of operations.

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Regulators around the world also continue to propose more stringent data protection, security and privacy laws, rules and regulations, and these laws, rules and regulations are rapidly increasing in number, complexity, enforcement, fines and penalties. For example, the E.U. GDPR requires companies to meet certain requirements regarding the handling of personal data, including our use and protection, and to provide data subjects the ability to exercise certain rights in relation to their personal data. Failure to meet GDPR requirements could result in penalties of up to €20 million (under the E.U. GDPR) or £17.5 million (under the U.K. GDPR) or 4% of our worldwide net trading income, whichever is greater. Such penalties are in addition to any civil litigation claims by customers and data subjects. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and U.K. GDPR, we could be fined and subject to enforcement actions under those regimes independently in respect of the same breach. The GDPR requirements also apply transfers of personal information that are subject to the GDPR outside of the European Union (in the case of the E.U. GDPR) and U.K. (in the case of the U.K. GDPR) to a country not approved by the European Union as providing an adequate level of protection for the processing of personal information. These cross-border transfers include data sharing between us and our subsidiaries, including employee information.

All 50 states also have laws relating to notifications to individuals for security breaches impacting personal information, and in some cases to state officials and others. In the event of a data breach or other unauthorized access to our user data, depending on the nature of the information compromised, we may also have obligations to notify users and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Additionally, there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, financial condition, cash flows and results of operations.

These and other data protection, security and privacy laws, rules and regulations and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Non-compliance (or perceived non-compliance) with these laws could result in significant legal costs as well as penalties or legal liability. We may in the future become subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for non-compliance of data protection, security and privacy laws, rules and regulations, including in the event of an outage, cybersecurity breach or other security incident. Furthermore, we may be required to disclose personal information pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, financial condition, cash flows and results of operations. See “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for more information.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. See “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for discussion about certain regulatory investigations. These include proceedings, claims and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination and consumer rights.

Depending on the nature of the proceeding, claim or investigation, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect our business, financial condition, cash flows and results of operations. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and

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subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, we believe based on our current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, financial condition, cash flows and results of operations.

ASIC Proceedings

In August 2023, ASIC commenced proceedings against our subsidiary, eToro AUS Capital Ltd., alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products. ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on our financial position and reputation in Australia, as well as the potential for a class action lawsuit.

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MANAGEMENT

Executive Management and Directors

Below is a list of the names of each of our directors and executive officers and a brief account of the business experience of each of them as of the date of this prospectus.

Name	Age	Position(s)
Executives and Directors:
Jonathan Alexander (“Yoni”) Assia	44	Chairman of the Board, Chief Executive Officer and Co-Founder
Meron Shani	50	Chief Financial Officer
Hedva Ber	57	Global Chief Operating Officer and Deputy Chief Executive Officer
Tuval Chomut	69	Chief Solutions Officer
Ronen Assia	48	Executive Director and Co-Founder
Santo Politi	59	Director
Avner Stepak	50	Director
Eddy Shalev	77	Director

The business address of our directors and executive officers is 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261. The following sets forth biographical information for each of executive officers and members of our board:

Executives and Directors

Yoni Assia, Chairman of the Board, Chief Executive Officer and Co-Founder

Yoni Assia is our Co-Founder and has served as our Chief Executive Officer and Chairman of our board since our inception. Mr. Assia co-wrote the Colored Coins whitepaper with Ethereum creator Vitalik Buterin in 2013. Prior to founding eToro in 2007, Mr. Assia was Co-Founder and development manager of video technology start-up CDRide. Mr. Assia serves as a board member of Meitav Dash Investments (“Meitav Dash”), a public company and one of the largest investment houses in Israel with over $40 billion in assets under management. He is also a member of the Young Presidents’ Organization. Mr. Assia holds a BA in Management and Computer Science from the Open University and an MSc in Computer Science from the IDC Herzliya.

We believe that Mr. Assia is qualified to serve on our board based on his intimate knowledge of our business, his experience serving as our Chief Executive Officer since our inception and his position as one of our co-founders.

Meron Shani, Chief Financial Officer

Meron Shani has served as our Chief Financial Officer since November 2022, having joined eToro as Vice President Finance in April 2019. Prior to joining eToro, Mr. Shani served in senior roles at The Stars Group from 2010 to 2018, most recently as Finance Director from 2014 to 2018. From 2003 to 2009, Mr. Shani served in senior financial roles at 888 Holdings Plc., including as Finance Director, and was part of the senior team which led the company’s successful IPO in 2005. Prior to that, Mr. Shani served as Senior Associate at PWC Israel. Meron holds a BA in Accounting and Business from The College of Management Tel Aviv and a Master’s of Law degree from Bar Ilan University.

Dr. Hedva Ber, Global Chief Operating Officer and Deputy Chief Executive Officer

Dr. Hedva Ber has served as the Global Chief Operating Officer and Deputy Chief Executive Officer since March 2021. Dr. Ber oversees our operational infrastructure and corporate governance. Dr. Ber has more than 25 years of experience across the banking and finance industry. Prior to joining on a full-time basis, Dr. Ber served as a consultant for us from December 2020 to March 2021. From 2015 to May 2020, she served as Israel’s Supervisor of Banks where she actively promoted digital transformation and the

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implementation of innovation and technological changes in the banking and payment sectors. Prior to that, she held several senior roles at Bank Leumi, the last being Chief Risk Officer. From 2005 to 2008, Dr. Ber represented the State of Israel on the Board of Directors of the European Bank for Reconstruction and Development in London. Dr. Ber holds a BA in Economics and Political Science, as well as an MA in Economics and PhD in Economics from the Hebrew University in Jerusalem.

Tuval Chomut, Chief Solutions Officer

Tuval Chomut serves as our Chief Solutions Officer. Having joined eToro in 2019, Mr. Chomut is responsible for overseeing our Solutions Group, which comprises product engineering and development, research and development, technology, security, and business solutions. Mr. Chomut has extensive global experience in leading advanced software companies focused on innovative, best-of-breed products for top global companies. For two decades, Mr. Chomut held various executive roles at U.S.-based, multinational agency brokerage and financial markets technology firm Investment Technology Group, including Global Managing Director and Global Chief Development Officer. Between 2016 and 2019, Mr. Chomut served as CEO of Clicktale, a global leader in experience analytics solutions in the digital marketing space. Mr. Chomut holds a BA in Computer Science and Mathematics and a MSc in Computer Science from UCLA.

Ronen Assia, Co-Founder and Executive Director

Ronen Assia is our Co-Founder, a part-time employee and serves as the Executive Director of our board. For more than 20 years, Mr. Assia has been merging technology and design to create products that perform across multiple platforms. Prior to co-founding eToro in 2007, Mr. Assia designed medical devices, household appliances, and desktop and web applications. Until 2020, Mr. Assia oversaw products and engineering at eToro. As of 2020, Mr. Assia serves as Managing Partner of Team 8 Fintech. He holds a BA in Industrial Design from Bezalel Academy of Arts and Design and an MA in Product Design from the Royal College of Art in London.

We believe that Mr. Assia is qualified to serve on our board based on his intimate knowledge of eToro and his experience serving as one of the co-founders of eToro.

Santo Politi

Santo Politi has served as a director of our board since December 29, 2010. Mr. Politi is the Founder and Managing Partner at Spark Capital, a technology-focused venture capital firm that invests in early-stage venture and venture-growth companies. He has led Spark Capital’s investments in Twitter, Tumblr, Oculus, Cruise, Coinbase, Affirm, Slack, Postmates, Discord, Anthropic, Plaid, Deel, Lightmatter, remarkable, Handshake, Carta, GetYourGuide, Stoke Space and many others. Prior to founding Spark, Mr. Politi was a General Partner at Charles River Ventures, an early-stage venture capital fund in Boston, and before that a General Partner of BT Venture Partners, an early-stage venture capital firm affiliated with Bankers Trust. Mr. Politi holds an MBA in Finance from The Wharton School of the University of Pennsylvania, an MS in Electrical Engineering from NJIT, and a BS in Physics and a BC in Electrical Engineering from Bogazici University in Istanbul, Turkey.

We believe that Mr. Politi is qualified to serve on our board based on his extensive experience in the financial services industry generally, and the financial technology industry in particular.

Avner Stepak

Avner Stepak has served as a director of our board since October 1, 2013. Mr. Stepak has served as Vice Chairman and Co-Controlling Shareholder of Meitav Dash since 2013. Mr. Stepak has previously served and currently serves as a director on a long list of Meitav Dash’s portfolio companies. Mr. Stepak holds a BA in Communication and Management from the University of Tel-Aviv and an MBA from the University of Tel-Aviv and the Kellog School of Management at Northwestern University.

We believe that Mr. Stepak is qualified to serve on our board based on his extensive experience serving as a director on multiple of Meitav Dash’s portfolio companies’ boards, including in the role of chairperson and vice-chairperson of certain of those boards.

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Eddy Shalev

Eddy Shalev has served as a director of our board since December 2014. Mr. Shalev currently serves as Chairman of F2 Capital, an Israel-based early-stage venture capital fund, as well as Managing Partner and Founder of Genesis Partners, an Israel-based early-stage venture capital firm that was sold to Insight Partners in 2019. Previously, Mr. Shalev co-founded the Mofet Israel Technology fund, one of Israel’s first venture capital funds, where he was a board member and sat on the Investment Committee. Prior to his career in venture capital, Mr. Shalev was CEO of E. Shalev Ltd, a brokerage firm in Israel that ran investment banking, sales and trading, and research activities involving Israeli companies traded in the U.S. markets. The firm was the exclusive representative for Oppenheimer & Co.’s activities in the region. Mr. Shalev began his career at IBM, where he worked in various positions in engineering, marketing and sales in Israel and the U.K. Mr. Shalev holds a BA in Statistics and MSc in Information Systems from the University of Tel-Aviv.

We believe that Mr. Shalev is qualified to serve on our board based on his extensive experience in the private equity space, and in particular, based on his focus on high-tech investments.

Family relationships

Our Co-founders, Yoni and Ronen Assia, are brothers. There are no other family relationships between any of eToro’s executive officers and directors.

Foreign Private Issuer Exemption

In general, under Nasdaq corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of Nasdaq. Accordingly, we intend to follow certain corporate governance practices of our home country, BVI, in lieu of certain of the corporate governance requirements of            , including with respect to the following:

(i)      Quorum requirement for shareholder meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our A&R memorandum and articles, and as permitted under the Companies Act (as defined herein), if the meeting of shareholders was called by our board, a shareholders meeting is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-fourth of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.

(ii)    Shareholder Approval. Whereas the rules of Nasdaq generally require shareholder approval of equity compensation plans and material amendments thereto, we intend to follow BVI practice, which is to have such plans and amendments approved only by the board of directors (or a committee thereof). In addition, rather than follow the rules of Nasdaq requiring shareholder approval for issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company, we intend to follow BVI practice, which does not include similar requirements.

(iii)   Distribution of Annual and Interim Reports. Unlike Nasdaq, which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, BVI law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in BVI is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we intend to make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website).

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The foreign private issuer exemption does not modify the independence requirements for the Audit and Risk Committee under the Sarbanes-Oxley Act and Nasdaq listing rules, which require that our Audit and Risk Committee be composed of at least three directors, all of whom are independent. Under Nasdaq rules, however, we are permitted to phase in our independent Audit and Risk Committee by having one independent member at the time of listing our Class A common shares on Nasdaq, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. Following this offering, we intend to utilize certain of these exemptions.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on        . We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

If at any time we cease to be a “foreign private issuer” under the rules of Nasdaq and the Exchange Act, as applicable, our board will take all action necessary to comply with Nasdaq corporate governance rules within the time periods provided therein.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance standards. See “Description of Share Capital.”

Board Composition

Our board may establish the authorized number of directors from time to time by resolution. Our board currently consists of              members.

Our board has determined that            qualify as independent directors in accordance with the rules of Nasdaq. Under the rules of Nasdaq, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. Our board has determined that each of            are independent under Nasdaq objective tests.

In addition, under the rules of Nasdaq, our board was required to make a subjective determination as to whether each director has a material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Our board conducted the materiality analysis and considered relationships between each director and us, our principal shareholder and our financial shareholders, as applicable, as well as all other relevant facts and circumstances. Our board reviewed and discussed information provided by the directors and us with regard to each director’s relationships with us, our principal shareholder, our financial shareholders and our management, including any directorships held in companies affiliated with us. In the opinion of our board, none of have a material relationship with us and no relationships exist that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director.

Board of Directors

Under our A&R memorandum and articles, the authorized number of directors will be fixed by our board from time to time in accordance with our A&R memorandum and articles. Pursuant to our A&R memorandum and articles, the directors of our board will be elected by our shareholders at our annual meeting of shareholders (except for situations in which our board fills a vacancy, as discussed below). Pursuant to our A&R memorandum and articles, the positions of chairman of our board and Chief Executive Officer may be held by the same person.

In addition, in accordance with our A&R memorandum and articles, immediately after this offering, our board will be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors will initially serve until our first annual meeting of shareholders following the date of this prospectus; Class II directors will initially serve until our second annual meeting of shareholders following the date of this prospectus; and Class III directors will initially serve until our third annual meeting of shareholders following the date of this prospectus. Commencing with our first annual meeting of shareholders following the date of this prospectus, directors of each class the term of which is

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then expiring will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. As of the date of this prospectus, (i) Class I directors will consist of the following individuals:            , (ii) Class II directors will consist of the following individuals:            and (iii) Class III directors will consist of the following individuals:            . In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned by our board as nearly equal as possible. No decrease in the number of directors will shorten the term of any incumbent directors.

In addition, our A&R memorandum and articles allows our board to appoint by resolution of our board any person to be a director either to fill (i) a vacancy resulting from death, resignation, disqualification, removal or other causes or (ii) any newly created directorship resulting from any increase in the number of directors. Where our board appoints a person as a director to fill such vacancy or newly created directorship, the term will not exceed the term that remained when the director whose departure from our board created such vacancy ceased to hold office or until the next annual general meeting (where such appointment will be approved by the shareholders), whichever is later.

Chairman of the board

Our A&R memorandum and articles to be effective upon the completion of this offering provide that our board may elect a chairman and determine the period for which he or she is to hold such office.

Director independence

Under Nasdaq rules, a foreign private issuer may follow its home country practice in lieu of certain of corporate governance requirements, including the requirement to have a majority of its board consist of independent directors. The Companies Act (defined below) does not require that a majority of our board consist of independent directors.

Lead Independent Director

As approved by our board, for so long as the same person serves both as our chief executive officer and chairman of the board, the non-executive board members will select a lead independent director from among the independent directors of our board. If at any meeting of the board, the lead independent director is not present, a majority of the independent members of the board present will select an independent member of the board to act as lead independent director for the purpose and duration of such meeting. The authorities and responsibilities of the lead independent director include, but are not limited to, the following:

▪        Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;

▪        Serving as a liaison between the chairman and the independent directors;

▪        Having the authority to recommend that the board retain consultants or advisers that report directly to the board;

▪        Reviewing information sent to the board;

▪        Reviewing meeting agendas for the board;

▪        Ensure that meeting schedules have sufficient time for discussion of all agenda items;

▪        Having the authority to call meetings of the independent directors; and

▪        If requested by major shareholders, ensuring that he is available for consultation and direct communication consistent with the policy of the board with respect to communication with shareholders.

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As Yoni Assia will serve as our Chairman of the Board of Directors and Chief Executive Officer, the non-executive board members elected            to be the Lead Independent Director.

Board Committees

Our board has two standing committees: the Audit and Risk Committee and the Compensation, Nominating and Governance Committee. Each committee is governed by a charter that will be available on our website concurrently with the listing of our Class A common shares on Nasdaq.

Audit and Risk Committee

The members of our Audit and Risk Committee are            ,            and            . Our board has determined that each member of our Audit and Risk Committee qualifies as an independent director under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of our Audit and Risk Committee also meets the financial literacy requirements of Nasdaq. In addition, our board has determined that            qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Our Audit and Risk Committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit and Risk Committee will review and assess the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The Audit and Risk Committee will be directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm is to assist our board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Compensation, Nominating and Governance Committee

The members of our Compensation, Nominating and Governance Committee are            and            .

The Compensation, Nominating and Governance Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, our and our subsidiaries’ executive officers and directors, establishing our and our subsidiaries’ general compensation policies and reviewing, approving and overseeing our and our subsidiaries’ administration of the employee benefits plans.

The Compensation, Nominating and Governance Committee will also be responsible for (i) overseeing and assisting our board in reviewing and recommending nominees for election as directors, (ii) assessing the performance of the members of our board and (iii) establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to us.

Board Interlocks and Insider Participation

Our CEO and Co-Founder, Yoni Assia, serves on the board of directors of Meitav Dash, an investment firm in which one of our directors, Mr. Stepak, has served as Vice Chairman and Co-Controlling Shareholder since 2013.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive and executive officers. Our code of business conduct and ethics addresses, among other things, the handling of conflicts of interest, compliance issues and other corporate

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policies such as equal opportunity and non-discrimination standards. The code of business conduct and ethics will be available on our website. Any substantive amendment to, or waiver of, a provision of the code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Directors and Executive Management Compensation

The total amount of compensation paid and benefits in kind provided to our directors and executive officers for services in all capacities to us and our subsidiaries for the year ended December 31, 2024 was $33 million.

The compensation for each of our executive officers is comprised of the following elements: base salary, consultant fees, bonus, long-term incentive bonus perquisites and benefits under employee benefit plans. We have accrued an amount to provide pension, retirement or other similar benefits to our directors and executive officers.

For a description of the arrangements involving the grant of options and other securities to service providers of us and our subsidiaries, see “—Equity Incentive Plans.”

2024 Executive MBO Plan

For the year ended December 31, 2024, our executive officers participated in the 2024 Executive MBO Plan (the “2024 EMBO Plan”). Pursuant to the terms of the 2024 EMBO Plan, our executive officers were eligible to receive a cash bonus in an amount based on the achievement of certain performance metrics set by us. Our executive officers are required to remain employed on the date that bonuses are paid out under the 2024 EMBO Plan in order to receive their bonus.

Equity Incentive Plans

There were            Class A common shares and            Class B common shares issuable upon the exercise of outstanding options held by our directors and executive officers as of December 31, 2024 under the 2007 Plan and the 2021 Plan, with a weighted-average exercise price of $            per common share. As of December 31, 2024, none of our directors and executive officers held any restricted share units.

2007 Employee Share Option Plan

Overview.

The 2007 Plan was adopted by our board on May 14, 2007 and amended on March 19, 2018. The 2007 Plan’s term was extended by our board, in accordance with Section 15.2 of the 2007 Plan, on July 31, 2017 for ten years. The 2007 Plan provides for the grant of options to our and our subsidiaries’ employees, directors, office holders, service providers and consultants.

As of December 31, 2024,            Class A common shares were reserved and available for issuance under the 2007 Plan. Class A common shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grants under the 2021 Plan. In addition, after the adoption of the 2021 Plan, we ceased granting awards under the 2007 Plan; however, outstanding options that were granted under the 2007 Plan before the adoption of the 2021 Plan will remain outstanding and governed by the terms of the 2007 Plan.

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Administration

Our board administers the 2007 Plan, either directly or upon the recommendation of a share option advisory committee. Under the 2007 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2007 Plan and any award agreements or awards granted thereunder and take all actions and make all other determinations necessary for the administration of the 2007 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2007 Plan or terminate the 2007 Plan at any time before the date of expiration.

Eligibility

Under the 2007 Plan, eligible participants include our employees and other service providers and our affiliates including consultants, advisors and also any “controlling shareholder” as defined under Section 32(9) of the Israeli Income Tax Ordinance (New Version), 5721-1961 as amended (the “Ordinance”). The 2007 Plan provides for granting of awards under the Israeli tax regime, subject to restrictions imposed by applicable law, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, options and certain other types of equity awards. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant

All awards granted pursuant to the 2007 Plan are evidenced by an award agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award expires 10 years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Exercise

An award under the 2007 Plan may be exercised by providing us with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of employment

In the event of termination of a grantee’s employment or service with us or any of our affiliates, except as otherwise provided by the administrator, all unvested awards shall forfeit and, except in case of death, disability or a termination for “Cause” (as defined in the 2007 Plan), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s disability, all vested and exercisable awards held by such grantee as of the date of disability (as defined in the 2007 Plan) may be exercised by the grantee within such period of time as is specified in the option agreement, and in the absence of specified time, for a period of six months following the date of disability.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death, all vested and exercisable awards held by such grantee as of the date of death may be exercised by the grantee’s estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, unless otherwise provided in an award agreement, until the earliest to occur of (a) 18 months following the date of death, (b) six months following the date of issuance of a succession order or (c) six months following the date of issuance of an inheritance order.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “Cause,” all outstanding awards held by such grantee (whether vested or unvested) will be forfeited on the date of such termination and the shares covered by such awards shall again be available for issuance.

Transactions; adjustment

In the event of a merger with or into another company, or the sale of all or substantially all of our assets or shares while unexercised options remain outstanding under the 2007 Plan, each unexercised option shall be assumed or substituted. In the case of such assumption and/or substitution of shares, appropriate adjustments shall be made in the exercise price to reflect such action, and all other terms and conditions of the option agreements, such as the vesting dates, shall remain in force, all subject to the administrator’s determination which shall be final.

In the event we are liquidated or dissolved while vested options remain unexercised and outstanding under the 2007 Plan, then all such options may be exercised in full by the grantee as of the effective date of any such liquidation or dissolution.

The 2007 Plan provides for appropriate adjustments to be made to the 2007 Plan and to outstanding awards under the 2007 Plan in the event of a stock dividend (bonus shares), share split, combination or exchange of shares, re-capitalization, or any other like event by or of us according to which the share capital of we are increased without receipt of consideration by eToro (excluding a conversion of any convertible securities of eToro).

2021 Share Incentive Plan

The 2021 Plan was adopted by our board in September 2021, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2021 Plan, we ceased granting any awards under the 2007 Plan, and outstanding options that were granted under the 2007 Plan remain outstanding and governed by the terms of the 2007 Plan. We intend to amend the 2021 Plan in connection with this offering. Below is a description of the 2021 Plan to be in effect after this offering.

Authorized shares

The maximum number of our Class A common shares available for issuance under the 2021 Plan is equal to the sum of (i)           plus (and without the need to further amend the 2021 Plan), (ii) an annual increase in shares on the first day of each calendar year beginning on January 1, 2025 and ending on January 1, 2034, equal to the lesser of (A) three percent (3%) of the aggregate number of shares outstanding (on an as converted basis) on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our board, plus (iii) any shares underlying awards under the 2007 Plan, which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised. However, no more

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

than           shares may be issued upon the exercise of incentive stock options (“ISOs”). If permitted by us, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the Plans may again be available for issuance under the 2021 Plan.

The maximum number of our Class B common shares available for issuance under the 2021 Plan is equal to            .

Administration

Our board, or a duly authorized committee of our board, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all awards, and the authority to modify awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. Our board also has the authority to suspend, terminate, modify or amend the 2021 Plan at any time.

Eligibility

Under the 2021 Plan, eligible participants include employees and other service providers of us and our affiliates. The 2021 Plan provides for granting of awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our U.S. employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grant

All awards granted pursuant to the 2021 Plan have been and will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Awards

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Class A common shares, restricted shares, restricted share units and other share-based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

Exercise

An award under the 2021 Plan may be exercised by providing us with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to us or the trustee.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of employment

In the event of termination of a grantee’s employment or service with us or any of our affiliates, except as otherwise provide by the administrator, all unvested awards shall forfeit and all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “Cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Transactions; adjustment

The 2021 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.

In the event of a sale of all, or substantially all, of our Class A common shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of our board, or liquidation or dissolution, or such other transaction or circumstances that our board determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards, including the following: (i) cause any outstanding award to be assumed or substituted by such successor corporation or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, our Class A common shares, the acquirer or other corporation which is a party to such transaction or other property or rights as determined by the administrator as fair in the circumstances and/or (c) amend, modify or terminate the terms of any award as the administrator shall determine to be fair in the circumstances.

2025 Employee Share Purchase Plan

In connection with this offering, we intend to adopt the ESPP. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non Section 423 Component”).

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Authorized Shares

A total of          Class A common shares will be available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with the 2026 fiscal year and through the 2035 fiscal year, such pool of the Class A common shares shall be increased by that number of Class A common shares equal to the lesser of:

▪                  % of the outstanding Class A common shares as of the last day of the immediately preceding fiscal year; and

▪        such smaller amount as our board of directors may determine.

In no event will more than           Class A common shares be available for issuance under the Section 423 Component.

ESPP Administration

Unless otherwise determined by our board, the compensation committee of our board of directors (the “ESPP administrator”) will administer the ESPP and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the ESPP administrator deems necessary or expedient to promote our best interests and those of our subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility

Participation in the Section 423 Component may be limited in the terms of any offering to our employees and any of our designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, (c) who have met a service requirement established by the Administrator (which may not exceed two years), (d) who do not qualify as a “highly compensated employee” within the meaning of Section 423(b)(4)(D) of the Code, and/or (e) satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of ours that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which we have a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares and other of our securities or any of our subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods

The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase Class A common shares to our employees. The timing of the offering periods will be determined by the ESPP administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the ESPP administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Contributions

The ESPP will permit participants to purchase Class A common shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the ESPP administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the ESPP administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the ESPP administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the ESPP administrator, a participant may decrease or increase his or her payroll deduction elections one time during each offering period. Amounts contributed and accumulated by the participant will be used to purchase Class A common shares at the end of each offering period. Unless otherwise determined by the ESPP administrator, the purchase price of the shares will be 85% of the lower of the fair market value of Class A common shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component).

Participants may end their participation at any time during an offering period and will be paid their accrued contributions and such participant’s rights for the offering period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such offering period. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Corporate Transactions

In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of our assets, or if we are dissolved or liquidated, with respect to which the ESPP administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the ESPP or with respect to any outstanding purchase rights under the ESPP, the ESPP administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP; (b) the class(es) and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In addition, in any such situation, the ESPP administrator may, in its discretion, make other adjustments, including:

▪        providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property selected by the ESPP administrator in its sole discretion;

▪        providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

▪        making adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

▪        providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the ESPP administrator determines in its sole discretion and the participants’ rights under the ongoing offering period(s) shall be terminated; and

▪        providing that all outstanding rights shall terminate without being exercised.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Amendment; Termination

The ESPP administrator will have the authority to amend, suspend or terminate the ESPP, although shareholder approval will be required for any amendment that changes the type of shares that may be sold under the ESPP (other than adjustments in connection with corporate transactions) or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP. The ESPP is not subject to a specific termination date.

Employee Investment Plan

We provide all employees, including management, with an NWA on the eToro platform through our employee investment plan which enables employees to gain a better understanding of the eToro platform, improves financial literacy and creates higher engagement with the Company through participation in our employee investment plan. Certain employees may be granted additional credits to their outstanding NWA for special recognition on an ad-hoc basis. Each employee’s investment account losses are offset on an annual basis. The profits earned on the trading platform in excess of the NWA, if any, can be withdrawn by an employee on a monthly basis. Ten percent of the employee’s outstanding NWA balance as of March 31 of the relevant year becomes vested each year and, subject to the terms and conditions of the plan, can be withdrawn by an employee who has completed more than six months of employment. Employees who have completed five years of continuous employment with us that wish to exercise any outstanding and vesting options may withdraw profits from the account in the form of a bonus payment in order to fund the exercise price associated with their vested options.

We record payroll expense in respect of the NWA over the employee’s vesting period and the profits earned by the employee. Payroll expense recorded in respect of the employee investment plan are $8.0 million, $5.7 million and $2.0 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023 and December 31, 2022, the liability to employees in respect of the investment plan is $24.1 million and $12.6 million respectively, included in accrued expenses and other payables. See note 2 to the consolidated financial statements included elsewhere in this prospectus.

Clawback Policy

We intend to adopt a compensation clawback policy to comply with SEC and stock exchange listing rules implementing the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, we will be required in certain situations to recoup incentive-based compensation paid or payable to certain of our current or former executive officers in the event of an accounting restatement.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of            , 2025 by, and as adjusted to reflect our sale of our Class A common shares in this offering by:

▪        each person or group of affiliated persons known by us to own beneficially 5% or more of our issued outstanding common shares;

▪        each of our directors and executive officers individually;

▪        all of our executive officers and directors as a group; and

▪        each of the other selling shareholders.

The beneficial ownership of our common shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of            , 2025. For purposes of the table below, we deem shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of            , 2025 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.

The number and percentage of shares beneficially owned prior to this offering is computed on the basis of            Class A common shares outstanding and            Class B common shares outstanding, each as of            , 2025, after giving effect to the Recapitalization.

The number and percentage of shares beneficially owned after this offering also assumes the foregoing and the issuance and sale of            Class A common shares by us and            Class A common shares by the selling shareholders in this offering and no exercise of the underwriters’ option to purchase up to            additional Class A common shares from us.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o eToro Group Ltd., 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

As of            , 2025, we had            holders of record of our Class A common shares in the United States, holding, in the aggregate             , or             % of our outstanding Class A common shares; and we had            holders of record of our Class B common shares in the United States, holding, in the aggregate             , or     % of our outstanding Class B common shares.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

	Shares Beneficially Owned Prior to this Offering				% of Voting Power Prior to this Offering	Shares Beneficially Owned After this Offering				% of Voting Power After this Offering
	Class A		Class B			Class A		Class B
Name of Beneficial Owner	Number	%	Number	%		Number	%	Number	%
5% or Greater Shareholders
Spark Capital II, L.P.(1)
BRM Group Ltd.(2)
Andalusian SPV III, LP(3)
SBT Venture Fund I(4)
CM SPC on behalf of CM Equities SP(5)

Executive Officers and Directors
Yoni Assia(6)
Meron Shani(7)
Hedva Ber(8)
Tuval Chomut(9)
Ronen Assia(10)
Santo Politi(1)
Avner Stepak(11)
Eddy Shalev(12)
All Directors and Executive Officers as a group ( persons)(13)
Other Selling Shareholders(14)

____________

*         Amounts represent less than 1% of issued and outstanding common shares.

(1)     Represents our Class A common shares and Class B common shares held by Spark Capital II, L.P., Spark Capital Founders’ Fund II, L.P., Spark Capital Growth Fund II, L.P., Spark Capital Growth Founders’ Fund II, L.P., Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders’ Fund III, L.P. (each, a “Spark Entity”). Spark Capital II, L.P. and Spark Capital Founders’ Fund II, L.P. are controlled by their general partner, Spark Management Partners II, LLC, which is governed by a single managing member, including Santo Politi, who is one of our directors. Spark Capital Growth Fund II, L.P. and Spark Capital Growth Founders’ Fund II, L.P. are controlled by their general partner, Spark Growth Management Partners II, LLC, which is governed by its two managing members, including one of our directors, Santo Politi. Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders’ Fund III, L.P. are controlled by their general partner, Spark Growth Management Partners III, LLC, which is governed by its three managing members, including one of our directors, Santo Politi. The managing members of each general partner make investment and voting decisions based on a majority vote. To the extent Mr. Santo Politi may be deemed to have beneficial ownership over the shares beneficially owned by any Spark Capital Entity, he expressly disclaims such beneficial ownership. The business address of each of the foregoing persons is 200 Claredone Street, Floor 59, Boston, Massachusetts 02116.

(2)     Represents our Class A common shares and Class B common shares held by BRM Group Ltd., and its affiliated entities Eli Barkat Ltd. and Yuval Rakavi Ltd. Investment and voting power of the shares is exercised by the executives of BRM Group Ltd., who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. The business address of each of the foregoing persons is 10 Nissim Aloni St., Tel Aviv, Israel. Eli Barkat Ltd. and Yuval Rakavi Ltd., who are the indirect owners of BRM Group Ltd., hold 370,780 of our Class A common shares.

(3)     Represents our Class A common shares and Class B common shares held by Andalusian SPV III, LP and its affiliated and its affiliated entity Turkoman Partners, LP, which is controlled by its general partner, Andalusian SPV II GP, LP. Turkoman Partners, LP is controlled by two general partners, Jeffrey Kaplan and Nicholas Savasta The business address of each of the foregoing persons is 51 John F. Kennedy Pkwy Short Hills, NJ 07078.

(4)     Represents our Class A common shares and Class B common shares held by SBT Venture Fund I, L.P. (“SBT”). SBT is governed by its general partner, FRV I, GP (“FRV I”), which is governed by a board of directors consisting of three members, none of whom possesses control. The majority limited partner of SBT is Digital Technology LLC, a wholly-owned subsidiary of JSC Sberbank of Russia, a Russian financial institution, which is subject to U.S., U.K., E.U. and BVI sanctions (the “Sanctions”). As a result of the Sanctions and as provided under the current memorandum and articles and the A&R memorandum and articles, SBT is restricted from exercising its voting rights in us, transferring its shares and from receiving new shares and distributions or dividends (the “Sanctions Restrictions”) as long as it is subject to the Sanctions Restrictions. Accordingly, SBT did not receive,

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

and will not receive, as long as it is subject to the Sanctions Restrictions, Class B common shares pursuant to the Class B Distribution. In addition, in connection with the conversion contemplated under the terms of that certain Advanced Investment Agreement, entered into in February 2021, SBT would have been entitled to the issuance of 60,303 Preferred F shares, which under the Recapitalization would have converted into Class A common shares that would be entitled to a distribution of Class B common shares pursuant to the Class B Distribution. In light of the Sanctions Restrictions, such Preferred F shares and the resulting Class A common shares and Class B common shares that would have been held by SBT, were not and will not be, as long as SBT is subject to the Sanctions Restrictions, issued. The registered office address of SBT is c/o FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman, KY1-9906, Cayman Islands and of FRV I is c/o AIF Corporate Services Ltd, Piccadilly Centre, 28 Elgin Avenue, Suite 201, PO Box 2570, George Town, KY1-1103, Cayman Islands.

(5)     Represents our Class A common shares and Class B common shares held by CM SPC on behalf of CM Equities SP. Investment and voting power of the shares is exercised by the board of directors of CM SPC, who are Guo Yifan, Xie Fang and Zhao Zhaoran. The business address of each of the foregoing persons is Suites 2803-04, 28/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.

(6)     Consists of (i)            of our Class A common shares held by Yoni Assia, (ii)            of our Class B common shares held by Yoni Assia, (iii)            of our Class A common shares and            of our Class B common shares subject to options held by Yoni Assia that are exercisable within 60 days of            , 2025 and (iv)            of our Class A common shares and            of our Class B common shares subject to options that are held by Capital V5 PTE. LTD., a company wholly-owned by Yoni Assia, that are exercisable within 60 days of            , 2025. Mr. Yoni Assia’s holding excludes (x)             of our Class A common shares and            of our Class B common shares held by iAngels Technologies L.P. (together with its affiliated entities, “iAngels”), whose Chief Executive Officer, director and owner is Yoni’s spouse and (y)            of our Class A common shares and            of our Class B common shares held by Raid 5 Ltd. on behalf of Pentagon V5 Trust for the benefit of Yoni Assia’s minor children, which investment power and voting power is exercised by a third party trustee. To the extent Mr. Yoni Assia may be deemed to have beneficial ownership over the shares beneficially owned by iAngels and Raid 5 Ltd. on behalf of Pentagon V5 Trust, he expressly disclaims such beneficial ownership.

(7)     Consists of            of our Class A common shares and            of our Class B common shares subject to options held by Meron Shani that are exercisable within 60 days of            , 2025.

(8)     Consists of            of our Class A common shares and             of our Class B common shares subject to options held by Hedva Ber that are exercisable within 60 days of            , 2025.

(9)     Consists of            of our Class A common shares and            of our Class B common shares subject to options held by Tuval Chomut that are exercisable within 60 days of            , 2025.

(10)   Consists of (i)            of our Class A common shares held by Ronen Assia, (ii)            of our Class B common shares held by Ronen Assia and (iii)            of our Class A common shares and             of our Class B common shares subject to options held by Ronen Assia that are exercisable within 60 days of            , 2025.

(11)   Consists of (i)            of our Class A common shares and            of our Class B common shares subject to options held by Avner Stepak that are exercisable within 60 days of            , 2025, (ii)            of our Class A common shares held by Shira 10, a company that is controlled by Avner Stepak and (iii)            of our Class B common shares held by Shira 10, a company that is controlled by Avner Stepak.

(12)   Consists of (i)            of our Class A common shares and             of our Class B common shares subject to options held by Eddy Shalev that are exercisable within 60 days of            , 2025, (ii)            of our Class A common shares held by Levara S.A., a company that is wholly owned by Eddy Shalev and (iii)            of our Class B common shares held by Levara S.A., a company that is wholly owned by Eddy Shalev.

(13)   Consists of (i)            of our Class A common shares, (ii)            of our Class B common shares and (iii)            of our Class A common shares and             of our Class B common shares subject to options that are exercisable within 60 days of            , 2025.

(14)   Consists of (i)            of our Class A common shares and            of our Class B common shares held by            , (ii)            of our Class A common shares and            of our Class B common shares held by            and (iii)            of our Class A common shares and            of our Class B common shares subject to options that are exercisable within 60 days of            , 2025 held by            .

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related-party transactions we have entered into since January 1, 2022, with any of the members of our board, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Class F Preferred Shares

In February 2023, we issued an aggregate of 1,658,324 shares of our Class F Preferred Shares to certain of our shareholders beneficially owning more than 5% of our capital shares, in the amounts set forth in the table below:

Name	Class F Preferred Shares	Aggregate Purchase Price
		($ in thousands)
A.B.Y.Finance (eToro) 21, LP(1)	37,975	$5,724.95
Spark Capital II, L.P.(2)(3)	205,060	$30,913.63
iAngels Technologies L.P., Series eToro SAFE(4)	6,633	$999.92
Turkoman Partners, LP(5)	265,332	$39,998.80

____________

(1)     A.B.Y.Finance (eToro) 21, LP is an affiliated entity of BRM Group Ltd.

(2)     Spark Capital II, L.P., including certain entities affiliated with Spark Capital II LP, is a principal shareholders of eToro Group Ltd. See “Principal and Selling Shareholders” for more information.

(3)     Represents Class F preferred shares purchased by Spark Capital affiliated entities Spark Capital Growth Fund II, L.P., Spark Capital Growth Founders’ Fund II, L.P., Spark Capital Growth Fund III, L.P., Spark Capital Growth Founders’ Fund III, L.P.

(4)     iAngels Technologies L.P., Series eToro SAFE is an affiliated entity of iAngels, which is an affiliate of our Chief Executive Officer, Yoni Assia.

(5)     Represents Class F preferred shares purchased by Turkoman Partners, LP, an affiliated entity of Andalusian SPV III, LP.

Our Class F Preference Shares were issued for aggregate cash consideration of $250.0 million.

August 2023 Secondaries

In August 2023, (i) Andalusian SPV III, LP (“Andalusian”), a beneficial owner of more than 5% of our share capital, purchased an aggregate amount of 1,054,728 common shares and preferred shares for aggregate cash consideration of approximately $90.0 million in a secondary offering and (ii) ION Trading Technologies Sarl (“ION”) purchased an aggregate amount of 351,576 common shares and preferred shares for aggregate cash consideration of approximately $29.9 million in a secondary offering (together, the “Secondaries”), pursuant to Share Purchase Agreements, by and among the selling shareholders, Andalusian, ION and Eddy Shalev, as the selling shareholders representative. In connection with the Secondaries, we waived our right of first refusal with respect to transfers by our employees and members of our board. The following executive officers and board of director members sold common shares in the Secondaries as set forth in the table below:

Name	Secondary Purchaser	Common Shares Sold	Aggregate Purchase Price
			($ in thousands)
Ronen Assia	Andalusian	140,832	$12,017.19
Eddy Shalev	Andalusian	23,417	$1,998.17
Meron Shani	Andalusian	824	$70.31
Tuval Chomut	Andalusian	5,786	$493.72
Avner Stepak	ION	7,693	$656.44
Yoni Assia	ION	127,350	$10,866.78

Credit Facility

On October 31, 2022, we entered into a loan agreement with Liquidity Capital II, L.P. (“Liquidity”) and certain other lenders, which we subsequently amended on August 12, 2024, providing for a revolving credit facility in the aggregate principal amount of $50 million. The facility matured on October 31, 2024,

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and we did not renew the agreement. Two of our directors, Santo Politi and Avner Stepak, are directors of Liquidity. Liquidity is indirectly partially owned by Meitav Dash, which is owned by BRM Group Ltd., one of our shareholders. Yoni Assia and Avner Stepak are directors of Meitav Dash and Avner Stepak is a controlling shareholder of Meitav Dash.

Other Related Party Transactions

On various occasions, we have waived our right of first refusal with respect to transfers by our employees of our shares to iAngels, which acted as a broker on behalf of third parties. Yoni Assia’s spouse is Chief Executive Officer, director and owner of iAngels and Yoni Assia’s father is a director.

Voting Agreement

In February 2023, we entered into the Sixth Amended and Restated Voting Agreement with certain of our shareholders (the “Voting Agreement”), including Spark Capital, SBT, iAngels, Yoni Assia and Ronen Assia. Under the Voting Agreement, certain of our shareholders have agreed to vote their shares on certain matters, including with respect to the election of directors and upon a change of control transaction. In connection with this offering, the Voting Agreement will terminate and none of our shareholders will have any contractual rights regarding the election or designation of members of our board, the voting of our share capital, or the restrictions on transfer pursuant to the agreement.

Rights of First Refusal and Co-Sale Agreement

In February 2023, we entered into the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR Agreement”) with certain of our shareholders, including Spark Capital, SBT and Ronen Assia. Under the ROFR Agreement, we or our assignees have a right to purchase our shares which holders of certain shares proposed to sell to other parties. In connection with this offering, the ROFR Agreement will terminate and as a result, following this offering we will not have the right to purchase shares of our share capital that our shareholders propose to sell to third parties.

Investors’ Rights Agreement

In February 2023, we entered into the Fourth Amended and Restated Investors’ Rights Agreement with certain of our shareholders, including Spark Capital, SBT, Yoni Assia and Ronen Assia. Upon consummation of this offering, we and certain of our shareholders, including certain of our shareholders beneficially owning more than 5% of our share capital, certain members of our board and our executive officers, including their affiliated entities, will amend and restate the Investors’ Rights Agreement, which will provide for certain registration rights with respect to the securities held by them.

The Investors’ Right Agreement will terminate when the registrable securities could be sold without restriction under SEC Rule 144 within any 90-day period or five years after the consummation of this offering.

Shelf Registration Demand Rights

At any time after 180 days following the consummation of this offering, holders of our registrable securities may request that we file a Form S-1 or F-1 registration statement covering a number of registerable securities that would result in gross proceeds that would, based on an anticipated aggregate offering price, after payment of the underwriting discount, commissions, stock transfer taxes applicable to the sale registrable securities and certain fees of counsel, exceed $20.0 million. We will not be required to effect more than one registrations on Form F-1 or Form S-1 within a 12-month period. We have the right to defer such registration under certain circumstances.

S-3 and F-3 Demand Rights

At any time after when eligible, holders of our registrable securities may request that we file a Form S-3 or F-3 registration statement covering a number of registerable securities that would result in gross proceeds that would, based on an anticipated aggregate offering price, after payment of the

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underwriting discount, commissions, stock transfer taxes applicable to the sale registrable securities and certain fees of counsel, exceed $3.0 million. We will not be required to effect more than one registrations on Form F-3 or Form S-3 within a 12-month period. We have the right to defer such registration under certain circumstances.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, certain holders of our registrable securities will be entitled to certain piggyback registration rights allowing the holder to include its registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Agreements with Directors and Officers

Employment Agreements.    We entered into written employment or service agreements with each of our executive officers. The agreements provide the terms of each individual’s employment or service, as applicable, which have been determined by our board. Each employment and services agreement contains provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The enforceability of the non-competition covenants is subject to limitations. Either we or the executive officer may terminate the applicable executive officer’s employment or service by giving advance written notice to the other party. We may also terminate an executive officer’s employment or services agreement for cause (as defined in the applicable employment or services agreement).

Options.    We have granted options to purchase our Class A common shares to our executive officers and certain of our directors.

Exculpation, Indemnification and Insurance.    Our A&R memorandum and articles to be effective upon the consummation of this offering permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by law. We have entered into agreements with certain directors and officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Related Party Transaction Policy

Our board has adopted a written related party transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, or beneficial owners of more than 5% of our Class A common shares (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

Certain of our directors and officers serve or may agree to serve as directors or executive officers of other reporting companies or have shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures or transactions in which we may participate, our directors may have an interest in negotiating and concluding terms respecting the extent of such participation. In the event that such an interest arises, such director must disclose the interest to our board. A director who has such an interest, if present at any board meeting at which the matter is to be considered must disclose the general nature of the interest. The disclosure must be brought to the attention of each and every director on our board to constitute proper disclosure.

A director is not required to make disclosure if the transaction is between himself and the company and it is in the ordinary course of our business and on usual terms and conditions.

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DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our A&R memorandum and articles, which will be effective upon the Recapitalization and upon the consummation of this offering. The description of our shares reflect changes to our capital structure that will occur substantially concurrently with the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our form of A&R memorandum of association and articles, which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

This section summarizes the material rights of our shareholders under British Virgin Islands law, and the material provisions of our A&R memorandum and articles that will become effective upon the completion of this offering. We are a British Virgin Islands company and our affairs are governed by the British Virgin Islands Business Companies Act of 2004, as revised (the “Companies Act”) and, following the completion of this offering, will be governed by our A&R memorandum and articles.

Share Capital

Our authorized share capital following the completion of this offering will consist of            Class A common shares, no par value,            Class B common shares, no par value and            preferred shares, no par value (together with the Class A common shares and the Class B common shares, the “shares”).

Our shares authorized for issuance under our A&R memorandum and articles may be issued in one or more series of shares by a resolution of our board from time to time. We may issue fractions of a share, and such fractional share will have the same corresponding fractional designations, powers, preferences, rights, qualifications, limitations and restrictions or a whole share of the same class or series of shares.

As of December 31, 2024, after giving effect to the Recapitalization, we had            holders of record of our Class A common shares,             holders of record of our Class B common shares and no holders of record of our preferred shares.

Class A Common Shares and Class B Common Shares

All issued and outstanding shares of our Class A common shares and Class B common shares will be duly authorized, validly issued, fully paid and non-assessable. All authorized but unissued shares of our Class A common shares and Class B common shares will be available for issuance by our board without any further shareholder action, except as required by the listing standards of Nasdaq. The rights of our Class A common shares and Class B common shares will be identical, except with respect to voting, conversion and transferability.

Voting Rights

The Class A common shares are entitled to one vote per share on any matter that is submitted to a vote of our shareholders. Holders of our Class B common shares are entitled to 10 votes per share on any matter submitted to our shareholders. Holders of Class A common shares and Class B common shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by BVI law. Our A&R memorandum and articles will not provide for cumulative voting for the election of directors.

The voting rights of our preferred shares shall be determined for each series of our preferred shares prior to authorizing the issuance of such series of our preferred shares. Therefore, our common shareholders’ voting rights may be affected by the grant of preferential voting rights to shareholders of a new class of shares which may be authorized in the future.

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Conversion

Each outstanding Class B common share is convertible at any time at the option of the holder into one Class A common share. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers, including certain transfers to family members, trusts solely for the benefit of the holder of Class B common shares or their family members, affiliates under common control with the holder of Class B common shares, and partnerships, corporations, limited liability companies, and affiliated entities where there is common voting and dispositive power between transferor and its family members and transferee and its family members, in each case as fully described in our A&R memorandum and articles. In addition, each Class B common share held by a shareholder who is a natural person, or held by permitted transferees or permitted entities of such natural person (each as described in our A&R memorandum and articles) will convert into such number of Class A common shares automatically upon the death or incapacity of such natural person.

Each outstanding Class B common share will convert automatically into one Class A common share at 5:00 p.m. New York City time on the earlier of (i) the date specified by affirmative vote or written consent of the holders of at least two-thirds (66 2⁄3%) of the outstanding Class B common shares, voting or acting as a separate class, (ii) such time on which the total number of issued and outstanding Class B common shares on a fully diluted basis (assuming for such purpose the conversion and exercise of any and all outstanding rights or securities that are convertible or exercisable into Class B common shares) represent less than fifteen percent (15%) of the total number of issued and outstanding Class B common shares on a fully diluted basis (calculated in the same manner) as of the date of this prospectus (after giving effect to the sale of Class A common shares in this offering), or (iii) the date that is 10 years from the closing of this offering.

Once converted into Class A common shares, the Class B common shares may not be reissued.

Distribution and Liquidation rights

Our board may authorize a dividend to be paid to the holders of our shares by adopting a resolution in favor of the dividend if our board is satisfied that we satisfy a solvency test, meaning that, on reasonable grounds, immediately after such distribution, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due (“Solvency Test”) and otherwise as may be authorized, with distribution and liquidation rights, in proportion to their respective shareholdings. Dividends may be paid in money, shares or other property. Notice of any dividend that may have been declared will be given to each shareholder, and all dividends unclaimed for three years after having been declared may be forfeited for our benefit. No dividend will bear interest as against us and no dividend will be paid on our treasury shares.

Our board may authorize a distribution by adopting a resolution in favor of the distribution if our board is satisfied that we satisfy the Solvency Test. In order that we may determine our shareholders entitled to receive payment of any distribution, our board may fix a record date, which record date will not precede the date upon which the resolution of our board fixing the record date is adopted, and which record date will not be more than 60 days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose will be at the close of the calendar day on which our board adopts the resolution relating to the distribution.

On our liquidation, dissolution, or winding-up, the holders of Class A common shares and Class B common shares will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred shares, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

The distribution and liquidation rights of our preferred shares shall be determined for each series of our preferred shares prior to authorizing the issuance of such series of our preferred shares. Therefore, our common shareholders’ liquidation right, as well as the right to receive dividends, may be affected by the grant of preferential dividend, distribution or liquidation preference rights to the holders of a class of shares with preferential rights which may be authorized in the future.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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Following the completion of this offering, existing or future financing and credit facilities may restrict our distribution of dividends, in certain circumstances limited to the occurrence of an event of default or occurring during a brief transitional period after the completion of this offering. For further detail on distributions and our operations, see the section of this prospectus entitled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—We are subject to regulatory capital and liquidity requirements which may affect our ability to distribute profits and/or restrict expansion, which may further affect our ability to conduct our business and may reduce profitability.”

Redemption

Our shares are not redeemable at the shareholders’ option under our A&R memorandum and articles. Unless we are permitted by the Companies Act or any other provision in our A&R memorandum and articles, we may redeem our shares only with (i) the consent of the shareholders whose shares are to be redeemed and (ii) a resolution of our board containing a statement that we satisfy the Solvency Test after such redemption; provided, however, that the consent from the shareholders is not needed for (a) compulsory redemption with respect to fractional shares held by shareholders in the circumstance of share division and (b) compulsory redemption, at the request of shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

Preferred Shares

Each series of our preferred shares shall have such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by our board pursuant to resolutions approving the issuance of such series of preferred shares; provided, however, that prior to such issuance, our board shall determine the designations, powers, preferences, rights, qualifications, limitations and restrictions of each series of preferred shares, including, if applicable: (a) the designation and number of shares and the subscription price thereof, (b) the voting rights, (c) the dividends rights (d) whether such shares will be subject to redemption by us and the conditions of such redemption, (e) the rights to receive distribution upon liquidation and the terms thereof, (f) the rights to convert or exchange such series, (g) any limitations and restrictions upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by us of, such shares and (h) any conditions or restrictions upon the creation of indebtedness or upon the issue of any additional shares.

Our board shall not be required to obtain any approval of the shareholders in respect of the issuance of our preferred shares and the related amendments, if any, to our A&R memorandum and articles.

Shareholder meetings

Our board may convene meetings of our shareholders at such times and in such manner and places within or outside the BVI as our board considers necessary or desirable; provided that at least one shareholders meeting must be held each year. In addition, upon the written request of shareholders holding at least the required percentage under the Companies Act of our voting rights entitled to vote in respect of the matter for which the meeting is requested, our board will convene a shareholders meeting. Any such request will contain the evidence reasonably satisfactory to our board, in its sole discretion, with respect to the identity of such requesting shareholder(s) (including the ownership of our Class A common shares and Class B common shares) and state the proposed purpose of the meeting. Our board will be entitled to determine the date, time and place, if any, of such requested shareholders meeting. Our board will give not less than seven days’ notice of a shareholders meeting to those shareholders whose names on the date the notice is given appear as shareholders in the transfer agent records of eToro and are entitled to vote at the meeting. Our board may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

A shareholder may be represented at a shareholders meeting by a proxy who may speak and vote on behalf of the appointing shareholder. The instrument appointing a proxy must be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or

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time at which the proxy must be presented. A proxy need not be a shareholder, and a shareholder may appoint one or more than one person to act as such shareholder’s proxy. On a poll, votes may be given in person or by proxy, and a shareholder entitled to more than one vote need not, if such shareholder votes, use all of such shareholder’s votes or cast all the votes such shareholder uses in the same way. The appointment of a proxy does not prevent a shareholder from attending and voting in person at the meeting or an adjournment or on a poll. The appointment of a proxy is (unless the contrary is stated in such proxy) valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates and is valid for 12 months following the date of execution unless terminated earlier.

A resolution of shareholders is valid only if approved at a duly convened and constituted shareholders meeting by the affirmative vote of a majority of the votes cast. No action may be taken by shareholders except at a duly convened and constituted shareholders meeting, and no action may be taken by shareholders by written consent unless the action to be effected by written consent of the shareholders and the taking of such action by such written consent have expressly been approved in advance by the board.

Staggered Board

Our board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders by a plurality of the votes cast. For more information on the staggered board, see the section titled “Management—Board Composition—Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors.

Quorum

A shareholders meeting is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the shares entitled to vote on resolutions of shareholders to be considered at the meeting, if the meeting was called by shareholders. If the meeting was called by our board, a shareholders meeting is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-fourth of the shares entitled to vote on resolutions of shareholders to be considered at the meeting and if at the time of such shareholders meeting we are qualified to use the forms of a “foreign private issuer” under U.S. securities laws. A quorum may comprise a single shareholder or proxy, and such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument will constitute a valid resolution of our shareholders.

If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of our shareholders, will be dissolved; however, in any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as our board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than the original quorum required to vote on the matters to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken.

Voting Requirements

Our A&R memorandum and articles provide that all shareholder resolutions require the affirmative vote of a majority of the votes cast, unless a higher percentage is otherwise required by law or by the A&R memorandum and articles. No action may be taken by our shareholders except at a duly convened and constituted meeting of shareholders, and no action may be taken by our shareholders by written consent unless the action to be effected by written consent of the shareholders and the taking of such action by such written consent have expressly been approved in advance by our board.

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We may amend our A&R memorandum and articles by the affirmative vote of at least a majority of the votes cast at a meeting of shareholders, provided that such amendment has been approved in advance by our board.

Under our A&R memorandum and articles, the variation of the rights of any class of our shares requires the approval by a resolution of the general meeting of the holders of all shares as one class, and in addition (i) in the event that such variation of rights relates to the rights of a specific class in a manner different than other classes, a resolution is required to be approved at a separate class meeting of such class of shares and, (ii) any amendment to the rights of the Class B common shares requires at least two-thirds (66 2⁄3%) of the total voting power of the then issued and outstanding Class B common shares. Any amendment of our A&R memorandum and articles with respect to the staggered board, director removal standard or the provision relating to the size of the board, will require the affirmative vote of at least two-thirds (66 2⁄3%) of the shares entitled to vote at a meeting of shareholders. Any amendment to the provisions in our A&R memorandum and articles relating to our dual class structure—including, inter alia, the voting rights of our Class B common shares, dividends and distributions to each class and voluntary and automatic conversion procedures and mechanisms of our Class B common shares—will require both (a) a resolution adopted by a majority of the total share capital and (b) a resolution adopted by a separate class meeting of the Class B common shares by at least two-thirds (66 2⁄3%) of the total voting power of the then issued and outstanding Class B common shares. In no event shall any amendment to our A&R memorandum and articles be made unless our board has approved the adoption of such amendment.

Our A&R memorandum and articles provide that the removal of any director from office requires the affirmative vote of at least two-thirds (66 2⁄3%) of the shares entitled to vote at a meeting for the election of directors.

We are engaged in a highly regulated business. Certain regulatory authorities require that a person may not acquire more than 9.99% of our issued share capital or voting power unless the acquiring shareholder has been granted a license by such regulatory authorities or such ownership is otherwise approved. Our A&R memorandum and articles require that, in the event that we become aware that any person beneficially owns, together with its affiliates, more than 9.99% of our issued share capital or voting power, then all shares that exceed such 9.99% threshold (the “Excess Shares”) shall be deemed not to have any voting rights and/or any rights to receive distributions from us, and we may disregard any voting or distribution rights attached to such Excess Shares, until such time that we are satisfied, in our sole discretion, that all regulatory requirements applicable to the Excess Shares have been fully complied with and that all licenses and permits to which we or any of our subsidiaries are subject are not adversely affected as a result of such Excess Shares. The board may determine that Excess Shares shall cease to constitute Excess Shares subject to conditions or qualifications.

Access to corporate records

Under the Companies Act, each shareholder is entitled, on giving written notice to us, to inspect (i) our A&R memorandum and articles, (ii) register of members, (iii) register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which such person is a member. However, our board may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.

Changes in capital

Our A&R memorandum and articles enable us to increase or decrease our share capital. Any such changes are subject to the laws of BVI and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital; provided that no decrease will reduce the number of shares of a class to a number less than the number of shares of such class then issued and outstanding plus the number of shares of such class reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by us convertible into such class of shares.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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Limitations on liability and indemnification of officers and directors

Under the Companies Act, a company’s articles of association may provide for indemnification of officers and directors to the maximum extent without any limitation; provided that no such provision is in contravention of the company’s articles of association nor that it is held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our A&R memorandum and articles, to the fullest extent permitted by law, the directors of our board will not be personally liable to us or any shareholder for any acts or omissions in the performance of their duties as directors. In addition, we will indemnify our directors or any person who is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents; provided that, in order to qualify for indemnification, such persons must have acted honestly and in good faith and in the best interest of the company, and without reasonable cause to believe that their conduct was unlawful.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Exclusive forum

Our A&R memorandum and articles provide that, unless we consent in writing to the selection of an alternative forum, the courts of BVI will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee, to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of British Virgin Islands law or our A&R memorandum and articles or (iv) any action asserting a claim against us governed by the internal affairs doctrine. This provision will not apply claims arising under the Securities Act, the Exchange Act or other claims for which there is a concurrent or exclusive federal jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act or the rules and regulations thereunder. Failure to enforce the foregoing provisions would cause us irreparable harm and we shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in our shares shall be deemed to have notice of and consented to the provisions of the forum selection clause in our A&R memorandum and articles. The existence of any prior written consent by us to the selection of an alternative forum shall not act as a waiver of our ongoing consent right as set forth above with respect to any current or future actions or claims.

Mergers and similar arrangements

Under the laws of BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Companies Act. The information set forth below summarizes the relevant rules on mergers under the Companies Act.

For purposes of this section, a “merger” means the merging of two or more constituent companies into one of the constituent companies, and a “consolidation” means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to the board forthwith upon him becoming aware of such interest. The transaction will not be avoidable if the shareholders approve it.

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Shareholders of the constituent companies not otherwise entitled to vote on a merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the applicable plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive cash, debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days following the date of the vote of the shareholders authorizing the merger or consolidation, give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days following the date of the notice to give to the company their written election in the form specified by the Companies Act to dissent from the merger or consolidation; provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of the election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of the relevant shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the applicable merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and the shareholder fail to agree on the price within the 30 days, then the company and the shareholder will each designate an appraiser and these two appraisers will designate a third appraiser. These three appraisers will fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Antitakeover provisions

The Companies Act does not currently prevent companies from adopting a wide range of defensive measures. Some provisions of our A&R memorandum and articles may discourage, delay or prevent a change in control of us or management that our shareholders may consider favorable. Our A&R memorandum and articles will contain the following provisions which may be regarded as defensive measures: (i) our dual class structure, (ii) the existence of a staggered board, (iii) the right of our board to issue preferred shares and to determine the voting, dividend, and other rights of preferred shares without shareholder approval, (iv) the ability of our directors, and not shareholders, to fill vacancies on our board in most circumstances and to determine the size of our board, (v) the requirement for two-thirds (66 2⁄3%) affirmative approval

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by shareholders in order to remove directors or adopt, amend or repeal certain provisions of our A&R memorandum and articles, including with respect to the staggered board or director removal standard, and, for so long as any Class B common shares are outstanding the holders of at least two-thirds (66 2⁄3%) of the Class B common shares outstanding at the time of such vote, voting as a separate series, to adopt, amend or repeal certain provisions of our A&R memorandum and articles, (vi) the prohibition on shareholders acting by written consent without prior board approval, (vii) the absence of cumulative rights in the election of directors, (viii) the prohibition on shareholders to approve an amendment to our A&R memorandum and articles unless prior board approval has been obtained and (ix) limitations on shareholders owning more than 9.99% of our Class A common shares and Class B common shares, voting together as a single class, without the approval of applicable regulatory authorities.

Transfer agent and registrar

The transfer agent and registrar for our Class A common shares will be Equiniti Trust Company, LLC. Its address is 48 Wall Street, 23rd Floor, New York, NY 10005, and its telephone number is (718) 921-8183.

Listing

We intend to apply to have our Class A common shares listed on the Nasdaq Global Select Market under the symbol “ETOR.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common shares. Sales of our Class A common shares or other equity securities in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A common shares to decline significantly.

Immediately after this offering, we will have            Class A common shares issued and outstanding, we will have            Class B common shares issued and outstanding and we will have no preferred shares issued and outstanding. Of the issued and outstanding common shares, the            Class A common shares sold in this offering (or            Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless owned by our affiliates (as defined under Rule 144), including our principal shareholder and our directors and executive officers, who may sell only in compliance with the limitations described below. The remaining            Class A common shares and            Class B common shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale upon the consummation of this offering. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 and Rule 701.

In addition, as of December 31, 2024, after giving effect to the Recapitalization, up to            Class A common shares and            Class B common shares will be issuable after this offering upon the exercise and settlement of outstanding options and restricted share units. As of December 31, 2024, we also had no Class A common shares reserved for future issuance under the 2007 Plan and            Class A common shares reserved for future issuance under the 2021 Plan. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our Class A common shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-Up Agreements

All of our directors and executive officers and holders of substantially all of our shares, including the selling shareholders, have entered into or are bound by lock-up agreements with the representatives, pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, among other things, dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares.

Upon the expiration of the lock-up agreements, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our Class A common shares then outstanding or the average weekly trading volume of our

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Class A common shares on Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of the prospectus, persons other than our affiliates who purchased equity shares under a written compensatory plan or contract may be entitled to sell such shares, subject to the terms of any lock-up agreement, in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

Registration Rights

Following the consummation of this offering, the shares covered by the registration rights in the Investors’ Rights Agreement would represent approximately            % of our issued and outstanding common shares (or            %, if the underwriters exercise their option to purchase additional Class A common shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to Rule 144 limitations applicable to affiliates and the lock-up restrictions described above and under “Underwriting.”

For additional information, see “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”

Form S-8 Registration Statement

Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the Class A common shares issuable under the Plans. Any such Form S-8 registration statement will become effective automatically upon filing. Once those shares are registered, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and the lock-up restrictions described under “Underwriting.”

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TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A common shares. You should consult your own tax advisor concerning the tax consequences in your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

BVI Tax Considerations

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our security holders who are not tax resident in the BVI.

We are not liable to pay any form of taxation in the BVI and all dividends, interest, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours held by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of immovable property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Material Israeli Tax Considerations

We are incorporated in BVI and are a tax resident in Israel.

The following is a brief summary of certain material relevant provisions of the current Israeli income tax legal framework applicable to companies in Israel, with reference to its effect on us, and certain Israeli government programs that benefit us. This section also contains a discussion of the material Israeli tax consequences concerning the acquisition, ownership and disposition of our shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor or particular investment circumstances or to certain types of investors subject to special treatment under Israeli law. Examples of such investors include partnerships, trusts and traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the applicable tax authorities or the courts will accept the views expressed in the discussion in question. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

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PURSUANT TO 17 CFR 200.83.

General Corporate Tax Framework in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Since 2018, the corporate standard tax rate has been 23%. However, the corporate tax rate applicable to a company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise or Special Preferred Technological Enterprise (as discussed below) may be considerably lower.

Capital gains derived by an Israeli resident company are subject to tax at the standard corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following criteria: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, to which we refer as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

▪        amortization of the cost of purchased patent, rights to use a patent or know how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

▪        under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

▪        expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

We believe that we qualify as an Industrial Enterprise, entitling us to certain tax benefits provided under the Industry Encouragement Law.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

▪        The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

▪        The research and development must be for the promotion of the company; and

▪        The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense

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invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are not qualified under the conditions above are deductible in equal amounts over a three-year period. We apply annually to obtain approval for the tax deduction of expenditures incurred during the year.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment and manufacture activity are made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise or Special Preferred Technological Enterprise, is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate may be further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A,” as defined under the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a technology company satisfying certain conditions (including a group turnover of at least NIS 10 billion) will qualify as having a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise to non-Israeli shareholders, paid out of Preferred Technological Income, are generally subject to withholding tax at source, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

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Dividends paid to non-Israeli residents out of our income which does not qualify as Preferred Technological Income are subject to withholding tax rate of 25%, or 30% if distributed to a “Significant Shareholder” (a person who, alone or together with relatives or others with whom that person cooperates on a permanent basis, holds, at least 10% of any “Means of Control,” which generally include the right to vote, receive profits, appoint a director or executive officer, receive assets upon liquidation or order someone who holds any of the aforesaid rights how to act), at the time of the distribution or at any time during the preceding 12-month period.

We believe that we are eligible as a Special Preferred Technological Enterprise, entitling us to certain tax benefits provided under the Investment Law.

Taxation of our shareholders—General

Capital gains tax on sale of our shares

Israeli law generally imposes a capital gains tax on the sale, exchange or disposition of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale, exchange or disposition of assets located in Israel, including shares of Israeli companies by either Israeli residents or non-Israeli residents unless a specific exemption is available under Israeli domestic law or unless an applicable tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Capital gains tax applicable to non-Israeli resident shareholders

Israeli capital gains tax is imposed on the sale, exchange or disposition of capital assets by a non-Israeli resident if such assets are either (i) located in Israel, (ii) shares or rights to shares in an Israeli resident company or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. Real capital gain is generally subject to tax at the corporate tax rate (23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange—20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange—25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with relatives or others with whom that person cooperates on a permanent basis, 10% or more of any of the company’s “Means of Control” (which generally includes the right to vote, receive profits, appoint a director or executive officer, receive assets upon liquidation or order someone who holds any of the aforesaid rights how to act)) at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2025) unless contrary provisions in a relevant tax treaty applies.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) should generally be exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel (it being noted that a legislative bill (which has not yet been passed) proposes to provide an exemption on certain capital gains, even if they were generated through such permanent establishment); and (ii) the shares were purchased after being listed on a recognized stock exchange. However, a non-Israeli “Body of Persons” (as defined in the Ordinance, which includes corporations, partnerships and other entities) will not be entitled to

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the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli Body of Persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from such Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S. Israel Tax Treaty”), the sale, exchange or other disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S. Israel Tax Treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from such Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties on copyright or film, (iii) the capital gain arising from the such sale, exchange or disposition is attributable to a permanent establishment of the shareholder which is maintained in Israel, (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting rights of such company during any part of the twelve-month period preceding the disposition or (v) such U.S. Resident is an individual and was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant taxable years. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli taxes (unless exempt under the Israeli domestic law as described above). Under the U.S. Israel Tax Treaty (and possibly under U.S. domestic law), a U.S. Resident and such U.S. Resident may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on such sale, exchange or disposition, subject to the limitations under U.S. laws applicable to foreign tax credits. The U.S. Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser or any applicable payor of the shares to withhold tax at source).

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

Capital gains tax applicable to Israeli resident shareholders

As of January 1, 2006, the tax rate applicable to real capital gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, or if such shareholder is considered a Significant Shareholder at any time during the 12-month period preceding the sale, the gain will generally be taxed at a rate of 25%.

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Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Significant Shareholder at any time during the 12-month period preceding the sale and\or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as referred in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2025), plus excess tax, if applicable (as described below). Certain Israeli institutions that are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Under Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (currently 23%).

Taxation of Israeli shareholders on dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid from ordinary income at the rate of 25%. With respect to a person who is a Significant Shareholder at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% for individuals and 23% for entities if the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Technological Enterprise or a Special Preferred Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is generally exempt from tax on such dividend.

Taxation of non-Israeli shareholders on dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary income at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period), which tax will be withheld at source unless relief is provided in a treaty between Israel and the shareholder’s country of residence, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, or such lower rate as may be provided under an applicable tax treaty, in each case, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. However, as mentioned, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

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by our Preferred Technological Enterprise or Special Preferred Technological Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%; provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Technological Enterprise or Special Preferred Technological Enterprise, are subject to a withholding tax rate of 15% for such U.S. corporation shareholder; provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.

The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident that is maintained in Israel. If the dividend is attributable partly to income derived from a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to the U.S. laws applicable to foreign tax credits.

Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the ITA. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with certain ITA administrative procedures, including submitting a tax return to the ITA, in order to recoup the excess tax withheld.

A foreign resident who had income from a dividend that was accrued from an Israeli source, from which the full tax was deducted, will be exempt from filing a tax return in Israel with respect to such income, unless he is liable to additional excess tax (see below).

Excess Tax

Individuals who are subject to tax in Israel (whether an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index commencing January 1, 2028. Additionally, an additional 2% tax will apply to capital income earned as of January 1, 2025 (including capital gains, dividends and interest) exceeding an annual threshold of NIS 721,560 of such income (as will be updated based on the annual change in the Israeli consumer price index commencing January 1, 2028).

Estate and gift tax

Israeli law does not presently impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common shares by a U.S. holder (as defined below) that acquires our Class A common shares in this offering for cash and holds our Class A common shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax considerations such as:

▪        banks and other financial institutions;

▪        insurance companies;

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▪        pension plans;

▪        cooperatives;

▪        regulated investment companies;

▪        real estate investment trusts;

▪        broker-dealers;

▪        traders that elect to use a mark-to-market method of accounting;

▪        certain former U.S. citizens or long-term residents;

▪        tax-exempt entities (including private foundations);

▪        holders who acquire our Class A common shares pursuant to any employee share option or otherwise as compensation;

▪        investors that will hold our Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

▪        investors that have a functional currency other than the U.S. dollar;

▪        persons subject to the “base erosion and anti-abuse” tax;

▪        persons that actually or constructively own our Class A common shares representing 10% or more of our shares (by vote or value); or

▪        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding our Class A common shares through such entities,

all of whom may be subject to tax rules that differ significantly from those summarized below.

Each U.S. holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A common shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code and the applicable regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax considerations of an investment in our Class A common shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value

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of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital.

Based upon our current and expected income and assets and projections as to the market price of our Class A common shares immediately following this offering (which may be volatile), we do not expect to be a PFIC for the current taxable year or for the foreseeable future. No assurance can be given in this regard, however, because the determination as to whether we are a PFIC for any taxable year is a fact-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year. Additionally, in estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or in future taxable years. Furthermore, because cash is generally treated as passive assets for PFIC purposes, retaining or accumulating cash increases the risk that the Company will be classified as a PFIC. Moreover, the application of the PFIC rules, and the characterization of certain assets under such rules, is unclear in certain respects. The IRS or a court may disagree with our determinations, including the manner in which we value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC for any year during which a U.S. holder holds our Class A common shares, certain adverse tax consequences could apply to such U.S. holder, discussed below in “—Passive Foreign Investment Company Rules.” Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the Company’s PFIC status as well as the U.S. federal income tax consequences of owning and disposing our Class A common shares if we are or become a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition of Class A common shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes.

Dividends

We do not expect to pay dividends in the foreseeable future. See “Dividend Policy” herein. Any cash distributions (including the amount of any non-U.S. taxes withheld) paid on our Class A common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report the full amount of any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the Class A common shares will not be eligible for the dividends received deduction generally allowed to corporations.

Dividends received by individuals and certain other non-corporate U.S. holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Class A common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Israel, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. We expect our Class A common shares, which we intend to apply to list on Nasdaq, will be considered readily tradable on an established securities market in the United States, although there can be no assurance that our Class A common shares will be considered or will continue to be considered readily tradable on an established securities market. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A common shares.

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Dividends paid on our Class A common shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. holder’s individual facts and circumstances, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A common shares, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. holder’s individual facts and circumstances. Accordingly, U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A common shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Class A common shares. A. U.S. holder’s tax basis in the Class A common shares will generally equal the cost of such Class A common shares. Any capital gain or loss will be long-term if the Class A common shares have been held for more than one year. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

Gains from the sale or other disposition of our Class A common shares will generally be treated as U.S.-source, which may limit the ability to receive a foreign tax credit if there are any foreign taxes imposed on such gain. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including the potential impact of U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the common shares) and (ii) any gain realized on the sale or other disposition of Class A common shares. Under the PFIC rules:

▪        the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the common shares;

▪        the amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

▪        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

▪        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A common shares and any of our subsidiaries are also PFICs, each of which we refer to as a lower-tier PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. For those purposes, we expect that our Class A common shares will be treated as marketable stock upon their listing on            , which is a qualified exchange for these purposes. We expect our Class A common shares to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. holder makes this election with respect to our Class A common shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our Class A common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the common shares over the fair market value of such common shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election may not be made for any lower-tier PFICs that we may own, a U.S. holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our Class A common shares during any taxable year that we are a PFIC, the holder may have to file an annual IRS Form 8621 (whether or not a mark-to-market election is made). You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Class A common shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

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UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the Class A common shares being offered by us and the selling shareholders. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class A common shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Class A common shares
Goldman Sachs & Co. LLC
Jefferies LLC
UBS Securities LLC
Total

The underwriters are committed to take and pay for all of the Class A common shares being offered, if any are taken, other than the Class A common shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional            Class A common shares from us to cover sales by the underwriters of a greater number of Class A common shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any Class A common shares are purchased pursuant to this option, the underwriters will severally purchase Class A common shares in approximately the same proportion as set forth in the table above.

The following tables show the per Class A common share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase            additional Class A common shares.

Paid by Us	No Exercise	Full Exercise
Per Class A common share	$	$
Total	$	$
Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Class A common share	$	$
Total	$	$

Class A common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A common shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per Class A common share from the initial public offering price. After the initial offering of the Class A common shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

All of our directors and executive officers and holders of substantially all of our shares, including the selling shareholders, have entered into or are bound by lock-up agreements with the representatives, pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (i) offer,

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sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any Class A common shares, or any options or warrants to purchase any Class A common shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A common shares (such options, rights, warrants or other securities, collectively, “Derivative Instruments”), including, without limitation, any such Class A common shares or Derivative Instruments now owned or hereafter acquired (collectively, “Lock-Up Securities”), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Class A common shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

The restrictions imposed by the lock-up agreements are subject to certain exceptions, including with respect to:

•        transfers (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the lock-up party’s immediate family or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust or an entity wholly-owned by one or more members of the lock-up party’s immediate family, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the lock-up party’s immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above;

•        if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, transfers (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the lock-up party, or to any investment fund or other entity which fund or entity is controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution, transfer or disposition by the lock-up party to its shareholders, limited partners, general partners, limited liability company members or other equityholders or to the estate of any such shareholders, limited partners, general partners, limited liability company members or other equityholders;

•        transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court or regulatory agency order;

•        transfers to us from an employee upon death, disability or in connection with termination of employment, in each case, of such employee;

•        if the lock-up party is not an officer or director of us, transfers in connection with a sale of the lock-up party’s Class A common shares acquired (A) from the underwriters in connection with the offering or (B) in open market transactions after the closing date of the offering;

•        transfers to us in connection with the vesting, settlement or exercise of RSUs, options, warrants or other rights to purchase Class A common shares (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or vest during the lock-up period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such RSUs, restricted shares, options, warrants or other

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rights, or in connection with the conversion or exchange of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible or exchangeable securities, as applicable, each as described in herein; provided that any securities received upon such vesting, settlement, exercise or conversion that are not transferred to cover any such tax obligations shall be subject to the terms of the lock-up agreement;

•        transfers to us in connection with the Recapitalization; provided that any such Class A common shares received upon the Recapitalization shall be subject to the terms of the lock-up agreement;

•        transfers with the prior written consent of the representatives on behalf of the underwriters;

•        transfers to the underwriters pursuant to the underwriting agreement;

•        entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the undersigned’s Lock-Up Securities, if then permitted by us; provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Lock-Up Period; and

•        transfers of the lock-up party’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our share capital involving a change of control; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of this Lock-Up Agreement.

Notwithstanding the foregoing:

•        if the lock-up party is not (i) a director, (ii) an “officer” (as defined in Rule 16a-1(f) under the Exchange Act) or (iii) an affiliate (as defined under Rule 144 under the Securities Act), then 30% of the lock-up party’s Lock-Up Securities subject to the restrictions of the lock-up agreement upon the first trading day that (x) occurs at least ninety (90) days after the date of this prospectus, (y) occurs after we have publicly furnished at least one quarterly earnings release on a Form 6-K or has filed at least one annual report on Form 20-F and (iii) on such date, and for any five out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common shares on              is equal to at least 125% of the price set forth on the cover page of this prospectus (“Applicable Date”). The number of shares no longer subject to these lock-up restrictions shall be calculated based on the number of the Lock-Up Securities subject to such restrictions as of the last day of the 10-day period and such restrictions will no longer apply immediately prior to the opening of trading on the exchange on which our Class A common shares are listed on two full trading days following the Applicable Date; provided that if the Applicable Date shall occur during a “black-out period” under our insider trading policy, the Applicable Date shall be deemed to be the first trading day after the expiration of the “black-out period.”

•        if the lock-up party is party to our Investors’ Rights Agreement and the representatives grant a release of any lock-up party’s Lock-Up Securities, then the lock-up party shall also be released from the restrictions set forth in the lock-up agreement pro rata; provided that such pro rata release shall not be applied in the event of (a) releases effected solely to permit a transfer not involving a disposition for value and the transferee has agreed in writing to be bound by the

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same terms described in the lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer, (b) releases granted to a natural person due to circumstances of an emergency or hardship as determined by the representatives in their sole judgment, (c) releases granted from such lock-up restrictions to any individual by the representatives in an amount less than or equal to 1% of our total outstanding Class A common shares and Derivative Instruments, taken as a whole on a fully diluted basis, in the aggregate across all such releases and after giving effect to such release(s), or (d) any primary or secondary public offering or sale that is underwritten of our Class A common shares during the lock-up period; provided, however, that the lock-up party is offered the opportunity to participate on a pro rata basis with and otherwise on the same terms as any other equity holders in such underwritten sale.

The number of shares that may be sold upon the Applicable Date equals approximately              million shares, including approximately              million shares issuable upon exercise of vested options and settlement of RSUs.

Prior to the offering, there has been no public market for the Class A common shares. The initial public offering price has been negotiated among us, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the Class A common shares on the Nasdaq Global Select Market under the symbol “ETOR.”

In connection with the offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Class A common shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional Class A common shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of Class A common shares to cover the covered short position, the underwriters will consider, among other things, the price of Class A common shares available for purchase in the open market as compared to the price at which they may purchase additional Class A common shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional Class A common shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Class A common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no Class A common shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A common shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Class A common shares may be offered to the public in that Relevant State at any time:

(a)    to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the Class A common shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Class A common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any Class A common share being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

any ordinary share to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression “offer to the public” in relation to the Class A common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, and includes any relevant implementing measure in Relevant State.

United Kingdom

No Class A common shares have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the Class A common shares which has been approved by the Financial Conduct Authority, except that the Class A common shares may be offered to the public in the U.K. at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the U.K.        Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K.        Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)     in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the Class A common shares shall require us or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Class A common shares in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A common shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus has not been approved by an authorized person in the U.K. This prospectus is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the U.K. or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons or used by persons who are not relevant persons as the basis for taking any action. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Canada

The Class A common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

No Class A common shares have been offered or sold, and no Class A common shares may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell Class A common shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the Class A common shares has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the Class A common shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the Class A common shares will be required, and is deemed by the acquisition of the Class A common shares, to confirm that he is aware of the restriction on offers of the Class A common shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any Class A common shares in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common shares may not be circulated or distributed, nor may the Class A common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

SECTION 309B NOTIFICATION

The Class A common shares are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Israel

The Class A common shares offered by this document have not been approved by the Israel Securities Authority (the “ISA”), nor have such Class A common shares been registered for sale in Israel. The Class A common shares may not be offered or sold to the public in Israel, absent the publication of a prospectus that has been approved by the ISA.

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the ISA. In Israel, this document is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended, the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIFA and any other applicable laws, regulations and ministerial guidelines of Japan.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. the securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. the trading of these securities on regulated securities markets in Brazil is prohibited.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

EXPENSES OF THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our Class A common shares being registered. All amounts are estimates except for the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Item	Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

____________

*         To be filed by amendment.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

LEGAL MATTERS

The validity of the issuance of our Class A common shares offered in this prospectus and certain other BVI legal matters will be passed upon for us by Appleby (BVI) Limited. Certain matters of U.S. federal law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP and for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of eToro Group Ltd. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this Prospectus and Registration Statement have been audited by Kost Forer Gabbay& Kasierer, a Member of EY Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a company incorporated under the laws of BVI. Accordingly, you may have difficulty serving legal process within the United States upon us. Notwithstanding that, the BVI courts will ordinarily uphold and enforce any final and conclusive monetary judgment from courts in the U.S. for a definite sum against us which is the subject of enforcement proceedings in the courts of BVI under the common law doctrine of obligation by action on the debt evidenced by the judgment of such U.S. court. Under general principles, such enforcement proceedings would be expected to be successful provided that (i) the U.S. court had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process, (ii) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations, (iii) the judgment was not obtained by fraud, (iv) recognition or enforcement of the judgment would not be contrary to BVI public policy and (v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that BVI courts would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, we may be served with process in the U.S. with respect to actions against us arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of our securities by serving our U.S. agent irrevocably appointed for that purpose.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the consummation of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholder are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a shareholders meeting received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

eToro Group Ltd.

Opinion on the Financial Statements:

We have audited the accompanying consolidated statements of the financial position of eToro Group Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Adoption of SAB 122:

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for obligations to safeguard cryptoassets held in custody on behalf of its users in 2024 due to the adoption of SAB 122.

Basis for Opinion:

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter:

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

Cryptoassets and user’s cryptoassets (“cryptoassets”) held in cold storage

Description of the Matter:

As more fully described in Note 2 to the consolidated financial statements, as of December 31, 2024, the Company had $113 million of cryptoassets presented as current assets, and as described in notes 13 and 18, $5,775 million cryptoassets held on behalf of its users in custody presented off -balance sheet, which included cryptoassets held in cold storage. Cryptoassets held in cold storage are generally accessible only by the possessor of the unique private key relating to the digital wallet in which the cryptoassets are held. Accordingly, private keys must be safeguarded and secured in order to prevent an unauthorized party from accessing them within a digital wallet. The Company holds cryptoassets for its own use, and on behalf of users, in wallets within its cold storage environment and controls the private keys associated with them. The loss, theft, or otherwise compromise of access to the private keys required to access the cryptoassets in cold storage could adversely affect the Company’s ability to access the cryptoassets within its environment. This could result in loss of cryptoassets.

Auditing cryptoassets held in cold storage was complex due to the nature and extent of audit effort required to obtain sufficient appropriate audit evidence to address the risks of material misstatement related to the existence, completeness, and rights and obligations of cryptoassets held in cold storage. The nature and extent of audit effort required to address the matter includes significant involvement of more experienced engagement team members, information technology professionals with specialized skills, and discussions with subject matter experts related to the matter.

How We Addressed the Matter in Our Audit

The following are the primary procedures we performed to address this critical audit matter:

▪        We obtained the Company’s policy and tested the Company’s processes in relation to securing, storing, managing and accessing the cryptoassets held in cold storage.

▪        We utilized our proprietary audit tool, as well as third-party block explorers to independently obtain evidence from public blockchains to test the existence of cryptoasset balances.

▪        We tested the Company’s control over the private keys required to access cryptoassets held in cold storage by observing the movement of selected cryptoasset transactions on the public blockchain and agreed to the Company’s internal records.

▪        We obtained evidence to evaluate cryptoasset balances for appropriate segregation between corporate cryptoassets and user cryptoassets.

▪        We involved our subject matter experts to assess reliability of evidence obtained from public blockchains.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 2008.
Tel-Aviv, Israel, February 28, 2025

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. Dollars in thousands, except share and per share data
		December 31,
	Note	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7	575,395	388,334
Restricted cash		314	322
Short-term investment		65,000	—
Counterparties	8	224,867	148,554
Cryptoassets		113,279	114,721
Receivable from omnibus accounts	13	50,466	16,081
Other receivables and prepaid expenses	9	46,005	43,142
		1,075,326	711,154
NON-CURRENT ASSETS:
Restricted cash		11,630	10,551
Right of use assets	12	44,406	32,658
Property and equipment, net	10	5,007	5,561
Goodwill and other intangible assets, net	11	46,346	30,823
Deferred taxes	17e	8,647	9,416
		116,036	89,009
TOTAL ASSETS		1,191,362	800,163

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable		4,201	1,252
Current maturities of long-term lease liabilities	12	4,758	3,251
Payable to users	13	103,493	41,238
Accrued expenses and other payables	14	193,115	119,156
		305,567	164,897
NON-CURRENT LIABILITIES:
Employee benefit liabilities, net		1,253	1,818
Long-term lease liabilities	12	43,546	33,208
Deferred taxes liability	17e	2,968	2,682
Other long-term liabilities	22	5,653	—
		53,420	37,708
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	16
Common share premium		474,469	433,901
Preferred share premium		397,019	397,019
Treasury shares		(2,625)	(2,625)
Advanced Investment Agreement		9,091	9,091
Other capital reserve		1,868	—
Accumulated deficit		(47,447)	(239,828)
Total equity		832,375	597,558
TOTAL LIABILITIES AND EQUITY		1,191,362	800,163

The accompanying Notes are an integral part of the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. Dollars in thousands, except share and per share data
		Year ended December 31,
	Note	2024	2023	2022
Revenue and income:
Net trading income from equities, commodities and currencies		328,706	305,850	393,480
Revenue from cryptoassets	20b	12,147,329	3,431,274	5,595,977
Net trading income (loss) from cryptoassets derivatives		(130,729)	(63,105)	218,526
Net interest income from users	20a	197,178	157,239	77,928
Currency conversion and other income		81,415	44,256	46,237
Other interest income		16,654	10,104	1,641
Total revenue and income		12,640,553	3,885,618	6,333,789

Costs:
Cost of revenue from cryptoassets	20c	11,816,192	3,303,910	5,738,498
Margin interest expense		36,660	25,280	8,850
Research and development	20d	131,071	128,950	153,582
Selling and marketing	20e	178,365	149,362	273,802
General, administrative and operating costs	20f	228,004	246,495	353,741
Finance and other expense, net	20g	4,642	3,889	20,181
Total costs		12,394,934	3,857,886	6,548,654

Income (loss) before taxes on income		245,619	27,732	(214,865)
Taxes on income	17f	53,238	12,473	117
Net income (loss)		192,381	15,259	(214,982)
Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax		1,868	—	—
Other comprehensive income for the year, net of tax		1,868	—	—

Total comprehensive income (loss)		194,249	15,259	(214,982)

Basic net income (loss) per share	23	9.85	0.80	(11.45)
Diluted net income (loss) per share	23	8.76	0.72	(11.45)

Weighted-average shares of common shares used to compute net income (loss) per share attributable to common shareholders:	23
Basic		19,526,478	19,059,481	18,773,001
Diluted		21,951,964	21,332,113	18,773,001

The accompanying Notes are an integral part of the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. Dollars in thousands, except share and per share data
	Common Share Premium	Preferred Share Premium	Treasury Shares	Advanced Investment Agreement	Other Capital Reserve	Accumulated deficit	Total Equity
Balance as of January 1, 2022	233,016	156,110	—	250,000	—	(40,105)	599,021

Share-based payment	127,132	—	—	—	—	—	127,132
Exercise of options	829	—	—	—	—	—	829
Issuance of shares in respect of acquisition	4,050	—	—	—	—	—	4,050
Taxes derived from share-based payment	(621)	—	—	—	—	—	(621)
Total comprehensive loss	—	—	—	—	—	(214,982)	(214,982)
Balance as of December 31, 2022	364,406	156,110	—	250,000	—	(255,087)	515,429

Exercise of options	2,339	—	—	—	—	—	2,339
Share-based payment	66,570	—	—	—	—	—	66,570
Conversion of Advanced Investment Agreement	—	240,909	—	(240,909)	—	—	—
Purchase of treasury shares	—	—	(2,625)	—	—	—	(2,625)
Issuance of shares in respect of acquisition	732	—	—	—	—	—	732
Taxes derived from share-based payment	(146)	—	—	—	—	—	(146)
Total comprehensive income	—	—	—	—	—	15,259	15,259
Balance as of December 31, 2023	433,901	397,019	(2,625)	9,091	—	(239,828)	597,558

Issuance of shares in respect of business combination	12,229	—	—	—	—	—	12,229
Exercise of options	929	—	—	—	—	—	929
Share-based payment	27,410	—	—	—	—	—	27,410
Net income	—	—	—	—	—	192,381	192,381
Other comprehensive income (loss), net	—	—	—	—	1,868	—	1,868
Balance as of December 31, 2024	474,469	397,019	(2,625)	9,091	1,868	(47,447)	832,375

The accompanying Notes are an integral part of the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. Dollars in thousands, except share and per share data
	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	192,381	15,259	(214,982)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	11,337	12,255	12,956
Share-based payment	27,150	66,143	127,132
Revaluation of fair value of cryptoassets and counterparties	(35,967)	(4,261)	73,770
Non-cash revenue from staking and blockchain rewards	(21,022)	(15,643)	(19,794)
Non-cash costs from staking and blockchain rewards	13,417	7,731	11,922
Finance and other expenses, net	4,642	3,889	20,181
Taxes on income, net	53,238	12,473	117
	52,795	82,587	226,284
Changes in asset and liability items:
Decrease (increase) of counterparties	(34,492)	22,321	79,640
Decrease (increase) of cryptoassets	8,593	(32,713)	300,457
Decrease (increase) of other receivables and prepaid expenses	(3,947)	7,067	14,597
Decrease (increase) of restricted cash	(857)	1,803	(2,436)
Increase (decrease) of accounts payable	2,218	(7,516)	4,113
Increase of user and omnibus accounts, net	30,536	1,383	9,370
Increase (decrease) of accrued expenses and other payables	39,667	26,315	(47,504)
Increase (decrease) of employee benefit liabilities, net	(555)	(157)	1,037
	41,163	18,503	359,274
Interest received (paid), net during the year	(3,188)	(5,723)	(19,867)
Taxes received (paid), net during the year	(14,572)	1,208	(3,731)
Net cash provided by operating activities	268,579	111,834	346,978

Cash flows from investing activities:
Increase of short-term investments	(65,000)	—	—
Purchase of property and equipment	(2,372)	(425)	(3,368)
Purchase of intangible assets	(546)	(996)	(864)
Purchase of long-term assets	—	—	(250)
Acquisition of Spaceship (see Note c)	(609)	—	—
Acquisition of Gatsby (see Note b)	—	—	(20,438)
Net cash used in investing activities	(68,527)	(1,421)	(24,920)

Cash flows from financing activities:
Exercise of options	929	2,339	829
Repayment of lease liability	(4,119)	(3,450)	(3,135)
Repayment of short-term loan	—	—	(296,075)
Repurchase of treasury shares	—	(2,625)	—
Proceeds received from (paid to) credit facility	—	(7,000)	7,000
Net cash used in financing activities	(3,190)	(10,736)	(291,381)

Exchange differences on balances of cash and cash equivalents	(9,801)	4,074	(8,651)

Increase in cash and cash equivalents	187,061	103,751	22,026
Cash and cash equivalents at beginning of year	388,334	284,583	262,557
Cash and cash equivalents at end of year	575,395	388,334	284,583

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD
PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
U.S. Dollars in thousands, except share and per share data
	Year ended December 31,
	2024	2023	2022
(a) Non-cash transactions:

Recognition of right-of-use assets against lease liabilities	16,930	1,758	10,985
Conversion of Advanced Investment Agreement	—	240,909	—
Issuance of shares in respect of acquisition	—	732	4,050
Share-based payment in respect of asset acquisition	150	427	—

(b) Net cash and cash equivalents used for the acquisition of Gatsby:

Assets acquired and liabilities assumed:
Current assets (excluding cash and cash equivalents)			1,756
Technology			18,300
License			1,500
Goodwill			6,502
Deferred tax liabilities, net			(3,372)
Current liabilities			(131)
Total			24,555

Non-cash consideration:
Common shares issued			4,050
Other liabilities			67
Total			4,117
Cash paid in the acquisition of Gatsby, net			(20,438)
(c) Net cash and cash equivalents used for the acquisition of Spaceship:

Assets acquired and liabilities assumed:	2024
Current assets (excluding cash and cash equivalents)	2,007
Technology	4,553
Customer Relationships	1,570
Trademark	563
Goodwill	11,239
Deferred tax liabilities, net	(640)
Current liabilities	(801)
Total	18,491

Non-cash consideration:
Common shares issued	12,229
Contingent consideration and holdback shares liability	5,653
Total	17,882
Cash paid in the acquisition of Spaceship, net	(609)

The accompanying Notes are an integral part of the consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 1 – GENERAL

A.      CORPORATE INFORMATION:

eToro Group Ltd. (hereinafter—the “Company”) and its subsidiaries (hereinafter—the “Group”) is a multi-asset platform supporting trading and investing in equities, cryptoassets, commodities, currencies and options traded either as an asset or as a derivative related to different underlying asset types. The Group is engaged in one operating segment of trading activity.

As the Group’s operation is subject to certain restrictions in certain jurisdictions due to local regulations and applicable laws, some or all the products described above are offered under applicable local laws and regulations.

The Company was incorporated under the laws of the British Virgin Islands on December 14, 2006.

The consolidated financial statements were approved by the Company’s Board of Directors on February 28, 2025.

B.       DEFINITIONS:

In these financial statements:

The Company	—	eToro Group Ltd.
The Group	—	The Company and its subsidiaries.
Subsidiaries	—	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.
Related parties	—	As defined in IAS 24.
Dollar	—	U.S. Dollar or USD
Cryptoasset	—	A digital medium of exchange built using blockchain technology. Its creation and transfer are based on an open source cryptographic protocol and is not backed by any central bank or government.
NFT	—	Non-fungible token, a Cryptoasset that has unique attribute—as opposed to “fungible” assets like Bitcoin and dollar bills.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.      BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The Group’s financial statements have been prepared on a historical cost basis, except for the following:

(1)    Financial instruments at fair value through profit or loss;

(2)    Employee benefit liabilities, net;

(3)    Employee share options;

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

(4)    Provisions;

(5)    Counterparties;

(6)    Receivable from omnibus accounts;

(7)    Payable to users;

(8)    Cryptoassets;

The Company has elected to present the statement of profit or loss using the function of expense method.

B.       BUSINESS COMBINATIONS AND GOODWILL:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

The Company allocates the fair value of the purchase price to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill (see below). Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and discount rates.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the finalization of the measurement period, any subsequent adjustments are recorded to earnings.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. The Company reviews goodwill for impairment once a year, as of December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. The Company did not recognise any impairment loss for the years ended December 31, 2024, 2023 and 2022.

C.       FUNCTIONAL CURRENCY, PRESENTATION CURRENCY AND FOREIGN CURRENCY:

(1)    Functional currency and presentation currencies:

The consolidated financial statements are presented in USD, which is the Company’s functional currency since its revenues and a major part of its expenses are denominated in USD. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of all the Group’s subsidiaries is the USD.

(2)    Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting date into the functional currency at the exchange rate at that date. Exchange rates, other than those capitalized to qualifying assets, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

D.      CASH AND CASH EQUIVALENTS:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and are held for the purpose of meeting short-term cash commitments. The balance of cash and cash equivalents also includes cash held in accounts managed by online payment platforms.

E.        SHORT-TERM INVESTMENTS:

Short-term investments are bank deposits with an original maturity of more than three months but less than one year from the date of investment.

F.        SEGREGATED USER FUNDS:

Cash, equities and cryptoassets are held by the Group on behalf of the users: the Group commonly acts in a variety of arrangements as custodian, trustee or other fiduciary capacities that result in the holding of assets on behalf of users. Such assets are maintained in segregated accounts or segregated cryptoasset wallets in accordance with the relevant regulatory framework and/or legal framework and are held for the benefit of the user who remains the legal and/or beneficial owner of these assets.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

These arrangements are subject to regulation (when applicable), as well as industry custom and practice. These assets (excluding certain cash balances that the Company has title and legal right, (hence, control) in the Seychelles entity and ME entities) are not included in the Group’s statement of financial position as the ability to control the assets is restricted and since the contractual terms and economic substance of the arrangements do not meet IFRS requirements for the recognition of an asset.

The determination of control as noted above is also based on several indicators that mainly examine who is entitled to the economic benefits derived from the cash flows arising from these assets, and which party has a secured claim in case of the insolvency of each party to the arrangement including the institution where the funds are held. This determination is re-examined when there is a change in circumstances, laws, regulations and contracts with the client.

Per above, the Company applies the de-recognition provisions of IFRS 9, Financial Instruments (“IFRS 9”) to determine whether cash and equities should be reflected on the statements of financial position. IFRS 9’s de-recognition provisions are assessed on user funds in cash and equities. See Note 2v for details regarding de-recognition of financial assets.

The Company applies IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), in cryptoasset transactions where it acts as principal, to determine when control of the cryptoassets has been transferred to users and when they should be de-recognized from the Company’s statements of financial position.

G.      RECEIVABLE FROM AND PAYABLE TO OMNIBUS ACCOUNTS:

As part of its business, the Group receives from its users’ deposits to secure their trading positions.

Assets or liabilities resulting from profit or loss on open positions are carried at fair value.

Receivable from and payable to omnibus accounts represent users’ equity that is not held in segregated accounts and cryptoasset wallets, where the combination of users’ deposits and the valuation of financial derivative open positions results in an amount payable by or receivable to the Group, and are classified as current assets or liabilities.

See Note 13 for balances held in segregated user funds.

H.      PROPERTY AND EQUIPMENT, NET:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses, if any.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

% – Depreciation Per Year
Computers and peripheral equipment	20 – 33
Office furniture and equipment	7 – 15
Leasehold improvements	10

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably certain options periods) or the estimated useful life of the improvements, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

I.        INTANGIBLE ASSETS:

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least once a fiscal year.

Amortization is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

% – Amortization Per Year
IP and technology	8 – 20
Customer relationships	12.5 – 20
License	5
Trademark	20

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss. For the year ended December 31, 2024, the Group did not recognize an impairment, whereas for the year ended December 31, 2023, the Group recorded an impairment of $1,146. (see Note 11).

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.       EMPLOYEE BENEFITS LIABILITIES:

The Group has several employee benefits plans:

Defined contribution plan:

The majority of the employees of the Israeli subsidiary (eToro Ltd.) elected to be included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies.

Payments in accordance with Section 14 release eToro Ltd. from any future severance obligation (under the abovementioned Israeli Severance Pay Law) with respect to those employees. The aforementioned deposits are not recorded as an asset in the Company’s statement of financial position. Expenses recorded in respect of the defined contribution plan are $925, $909 and $931 for the years ended December 31, 2024, 2023 and 2022, respectively.

Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

K.       EMPLOYEE INVESTMENT PLAN:

The Company’s employees are entitled to an employee investment account on the Company’s trading platform through participation in the Company’s employee investment plan. The Company provides its employees a non-withdrawable amount (“NWA”) which can only be used for trading on the Company’s platform. The NWA is provided to employees upon commencement of employment, annually and on an ad hoc basis upon management’s discretion. The profits earned by the employee on the trading platform, if any, can be withdrawn on a monthly basis. On an annual basis, 10% of the outstanding NWA balance is vested and, subject to terms and conditions of the plan, can be withdrawn by the employees who have completed more than three months of employment at such time. Employees cannot deposit funds into their account at any time.

When employees complete five years of employment, they will be able to use 100% of their NWA and profits net of the applicable taxes solely for the purpose of exercising their vested Company stock options, subject to the terms and conditions of the plan.

The Company records payroll expense in respect of the NWA over the employee’s vesting period and as the profits are earned by the employee. Payroll expense recorded in respect of the employee investment plan is $8,045 $5,705 and $2,033 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the liability to employees in respect of the investment plan is $43,399, $24,071 respectively, included in accrued expenses and other payables.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.       SHARE-BASED PAYMENT TRANSACTIONS:

Employees of the Group and the Company’s board of directors receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference at the fair value of the equity instruments granted on grant date. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted.

The cost of equity-settled transactions is recognized as expense, together with a corresponding increase in equity, over the period during which the relevant employees become entitled to the award, and where applicable, the performance conditions are fulfilled (the “vesting period”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancelation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

M.     REVENUE AND INCOME:

The Company’s revenue and income includes:

(1)    Revenue generated from sale of cryptoassets, staking and blockchain rewards detailed in n.(1) below.

(2)    Trading income from bid and ask spreads, net of trading costs presented as: a) net trading income (loss) from cryptoasset derivatives and b) net trading income from equities, commodities and currencies (“net trading income”) detailed below.

(3)    Net interest income from users, which include net interest income from users’ leveraged positions and net interest income on users’ funds, detailed in n.(2) below.

(4)    Currency conversion and other income, detailed in n.(3) below; and.

(5)    Other interest income includes income earned on the Company’s corporate cash and cash equivalents, which is calculated using the effective interest method.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net trading income is derived from bid and ask spreads of buying and selling financial instruments or derivatives in cryptoassets, equities, commodities, and currencies, which may be fixed or variable depending on the underlying asset traded.

Trading costs include execution, clearing and custody costs, trading gains and losses from the Company’s principal activities and compensation costs.

Net trading income is accounted for under the provisions of IFRS 9, at fair value in accordance with IFRS 13, Fair Value Measurement, as the Company is a broker-trader, and its operations are based on generating a profit from variation in price of broker-traders’ margin and fair value adjustments of trading cryptoassets, commodities, currencies, and equities.

N.      REVENUE FROM CONTRACTS WITH CUSTOMER:

Revenue is recognized when control of the promised goods or services is transferred to the users, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

(1)    Revenue from cryptoassets:

The Company sells cryptoassets to users and liquidity providers (LP’s), who meet the definition of customers under IFRS 15 for the said transactions, and accordingly are recorded as revenue from cryptoassets.

The Company has a contract with its users upon the users’ placing a purchase order in the platform which is accepted by the Company. The Company may fulfil the purchase order by either purchasing cryptoassets from LP’s or from existing users that placed a sale order in the platform.

Revenue is recognized at the point in time in which control over the cryptoasset transfers to the user, which is typically when the cryptoasset is transferred to the omnibus account. The transaction price is collected from the user at the time the transaction is executed. Once the cryptoasset is transferred to the omnibus account, it is held in custody by the Company on behalf of the users.

Since the user can terminate the custody services at any time (i.e., when the position is closed), the term of these services is based on daily renewal options which are not considered material rights, since no fee is charged for these services. As such, effectively only one performance obligation exists in the Company’s contracts with its users for the purchase of cryptoassets by the users, which is the promise to execute a purchase order on behalf of its users.

Judgment is required in determining whether the Company is the principal or the agent in transactions with users. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the cryptoasset provided before it is transferred to the user (gross) or whether it acts as an agent by arranging for other users on the platform to provide the cryptoasset to the user (net). The Company controls the cryptoasset as it has the ability to direct the use of and obtain substantially all the benefits from the assets. When the Company acquires cryptoassets either from a LP or an existing user that placed a sale order, the Company has the ability to redirect that asset

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eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

to provide it to another user other than the party originally intended, elect to hold that asset itself as an investment or sell that asset to a different LP for consideration. The Company has inventory risk from the time the user has placed an order in the platform until the cryptoasset is transferred to the omnibus account on behalf of the user. The Company has discretion in establishing the price and the pricing method in its contracts with customers. Therefore, the Company has determined to be the principal in these transactions and recognizes revenue on a gross basis.

As noted above, LP’s are also considered customers when the Company contracts a sale of cryptoassets to such LP’s. The Company considers such sales contracts as containing only one performance obligation which is satisfied at the point in time that the control over the cryptoassets is transferred to the LP’s. The Company is considered as the principal in these transactions with the LPs for the same reasons as described above. Therefore, the Company recognizes revenue on a gross basis on these transactions.

Staking rewards:

The Company generates revenue from staking rewards in which the Company participates in networks with proof-of-stake consensus algorithms through creating or validating blocks on the network using the staking validators that it controls. In exchange for participating in the consensus mechanism of these networks, the Company earns rewards in the form of the native token of the network. Once staking rewards are received, the Company retains a certain portion of the rewards and transfers the remaining amount to the relevant users. Each block creation or validation is a performance obligation. Revenue is recognized at the point in time when the block creation or validation is completed, and the rewards are transferred into a digital wallet that the Company controls. Revenue is measured based on the number of cryptoassets received and the fair value of the cryptoassets at contract inception.

The Company considers itself the principal in transactions with the blockchain networks since the Company can choose the resources it uses for the purpose of providing the validation services to the blockchain protocols. In addition, the Company has discretion regarding the operation of, and methodology associated with, staking for each type of staked cryptoasset. The Company has the right to terminate the staking services at any time and in its sole discretion. The Company also has discretion as to the amount distributed to users (if at all). Therefore, the Company presents such blockchain rewards recognized from staking on a gross basis.

Blockchain rewards:

The Company generates revenue from airdrops (“blockchain rewards”) which are distributed to the Company as part of promotional activities or participation in specific blockchain network initiatives. An airdrop typically involves the free distribution of cryptoassets to holders of particular cryptoassets. Upon receiving the airdropped cryptoassets in respect of users’ cryptoassets, the Company retains the cryptoassets for its own use and may transfer a portion of the cryptoassets received to the respective users. The cryptoassets are recognized at their fair value at the time they are received. The Company has discretion as to the amount distributed to users (if at all). Therefore, the Company determined it is the principal in the transaction and recognizes revenue from blockchain rewards of cryptoassets on a gross basis.

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

(2)    Net interest income from users:

The Company generates interest income from users’ leveraged positions which is derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction. The interest income is charged and recognized based on the notional value of the margin position and its duration.

The Company generates income from interest on users’ funds held in segregated accounts (which are not recognized on the balance sheet as discussed in note 2(f)), net of interest paid to users. The Company holds such funds primarily in bank deposits and in Qualified Money Market Funds (QMMFs).

(3)    Currency conversion and other income

Currency Conversion fees are generated through the eToro money application when users’ deposits and withdrawals are executed in non-U.S. dollars, a conversion fee is charged and recognized as income upon conversion. Other fees are principally generated from withdrawals of user funds.

(4)    Costs to obtain a contract

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would otherwise have been recognized is one year or less.

O.      COST OF REVENUE FROM CRYPTOASSETS:

Cost of revenue from cryptoassets typically include: 1) the cost of cryptoassets purchased from LPs and existing users that placed a sale order in the platform, 2) and the portion of the staking rewards and blockchain rewards distributed to users and 3) change in fair value of cryptoassets held, net.

P.       MARGIN INTEREST EXPENSE:

Margin interest expense represents fees incurred by the Company on margin positions which remain open overnight when the Company executes margin transactions with counterparties.

Q.      RESEARCH AND DEVELOPMENT COSTS:

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures that do not meet the above criteria are recognized in the consolidated statements of loss as incurred. For all periods presented, the Group did not capitalize any development costs as the technical feasibility criteria for capitalization was not met.

R.       COUNTERPARTIES:

The Group uses counterparties to hedge exposures arising from user transactions. Counterparties’ balances include cash held on account and financial derivative open positions and are classified as current assets and measured as financial assets at

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

fair value through profit or loss. Any excess cash over the collateral requirements for derivative open positions, or available cash at cash accounts is classified as cash and cash equivalents.

The counterparties balance also includes USDT, USDC and BUSD Stable Coins which is accounted for as a financial instrument (“USD stable coins”); one unit of USDT, USDC and BUSD can be redeemed for one U.S. dollar on demand from the issuer.

S.       CRYPTOASSETS:

The Group’s cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins. As a result, the Group has determined that its holding of cryptoassets should be accounted for under IAS 2, Inventories, as it meets the definition of a broker-trader. These inventories are principally acquired for the purpose of generating a profit from fluctuations in price or broker-traders’ margin and to economically hedge the Company’s exposure to cryptoassets derivatives. Under IAS 2, cryptoassets are measured at fair value less cost to sell, with changes in fair value recognized in “Change in fair value of cryptoassets held, net”.

The Company uses major third-party exchanges with high volume and liquidity to measure the fair value of its cryptoassets. The exchange selected by the Company for each cryptoasset offers the highest volume and liquidity of trades (i.e., principal market). If a principal market does not exist (e.g., when the volume and liquidity of trades are similar between two or more different markets), the Company uses the most advantageous market. The most advantageous market offers high volume, liquidity of trades and the most favourable spread, maximizing the amount that would be received from selling the asset, net transaction costs.

T.       PROVISIONS:

A provision in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

U.      TAXES ON INCOME:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in income or equity.

(1)    Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date, as well as adjustments required in connection with the tax liability in respect of previous years. See Note 17(a) below for the applicable tax rates.

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

(2)    Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. For further information, please refer to Note 17 below.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

The taxes that would apply in the event that the investments in subsidiaries were realized were not taken into account in the calculation of the deferred taxes, since the Group intends to hold and develop these investments. In addition, the deferred taxes on distribution of earnings by subsidiaries as dividends were not taken into account, since the dividends are not taxable or since a decision has been made not to distribute taxable dividends in the foreseeable future.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

(3)    Uncertain tax positions:

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

V.       FINANCIAL INSTRUMENTS:

Financial assets and financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

or the financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities are immediately recognized at fair value through profit or loss.

(1)    Financial assets:

Subsequent to their initial recognition, financial assets will be measured at amortized cost or at fair value, according to their classification.

A.      Classification of financial assets:

Debt instruments that meet the following conditions are subsequently measured at amortized cost:

▪        The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and.

▪        The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”).

B.       Derecognition of financial assets:

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

When the Group enters into a pass-through arrangement (i.e., the Group agrees to receive cash flows and has a concurrent obligation to pay those cash flows to the eventual recipient), the Group accounts for the transaction as a transfer of a financial asset if, and only if, all of the following conditions are met:

▪        The Group has no obligation to pay amounts to the eventual recipients unless it collects equivalent amounts from the original asset;

▪        The Group is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the eventual recipients for the obligation to pay them cash flows; and,

▪        The Group has an obligation to pass on or remit the cash flows that it has collected on behalf of the eventual recipients without material delay, is prohibited from reinvesting the cash flows received in the short settlement period between receiving them and remitting them to the eventual recipient in anything other than cash or cash equivalents and any interest earned on such investments must be passed on to the eventual recipients.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

(2)    Financial liabilities and equity:

Financial instruments issued by the Group are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

A.      Equity instruments:

An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities.

A financial instrument is an equity instrument if, and only if, the following conditions are met:

i.        The instrument includes no contractual obligation to deliver cash or another financial asset to another entity (other than upon a liquidation event), or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer, or upon other events that are within the control of the issuer; and

ii.       If the instrument will or may be settled in the issuer’s own equity instruments, it is a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instrument, or it is a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

B.       Financial liabilities:

Financial liabilities are presented and measured either at amortized cost or at fair value through profit or loss.

Financial liabilities measured subsequently at amortized cost:

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The fair value of the financial assets and liabilities measured at amortized cost, including; cash and cash equivalents, loans to users, other receivable and prepaid expenses, lease liabilities, accrued expenses and other payable, approximate their carrying amount.

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial liabilities at fair value through profit or loss:

Financial liabilities are classified as at FVTPL when the financial liability is Contingent Consideration of an acquirer in a business combination, held for trading or it is designated as at FVTPL. A financial liability is classified as held for trading if:

▪        it has been acquired principally for the purpose of repurchasing it in the near term;

▪        on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

▪        it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

C.       Derecognition of financial liabilities:

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(3)    Derivative financial instruments non-designated as hedges:

The Group enters into contracts for derivative financial instruments to hedge its risks associated with users’ trading activity recorded in net trading income (see note 2r above).

Any gains or losses arising from changes in the fair values of other non-designated derivatives are recorded as finance income or expense in the statement of profit or loss.

(4)    Hedge accounting:

The Group designates certain derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

▪        There is an economic relationship between the hedged item and the hedging instrument

▪        The effect of credit risk does not dominate the value changes that result from that economic relationship.

▪        The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the group actually hedges and the quantity of the hedging instrument that the group actually uses to hedge that quantity of hedged item

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in finance and other expense, net.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

(5)    Non-designated hedge accounting

The Company uses financial instruments in order to economically hedge the changes in fair value of certain liabilities in respect of earnings related to its employee investment plan.

Although the Company does not apply hedge accounting for such financial instruments, changes in the fair value of these instruments are presented in the same line item, whereby the costs associated with the employee investment plan are presented. See note 2k.

W.     FAIR VALUE MEASUREMENT:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	—	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	—	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.
Level 3	—	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

X.       LEASES:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

(1)    The Group as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Office space	1 – 15.75	15

(2)    Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

(3)    Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised. In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option as a result of a significant event or a significant change in circumstances that is within the control of the Company, the Company revises the lease term and remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized against the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.        CHANGE IN ACCOUNTING POLICY:

Safeguarding user cryptoassets and safeguarding user cryptoassets liabilities:

On January 30, 2025,, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 122 (“SAB 122”). SAB 122 rescinds the previously-issued interpretative guidance included within SAB 121 with respect to accounting for obligations to safeguard cryptoassets that an entity holds for its users. SAB 122 directs an entity to apply International Accounting Standard (“IAS”) 37, Provisions, Contingent Liabilities and Contingent Assets, to determine whether an entity has a liability related to risk of loss from an obligation to safeguard cryptoassets for users. The Company has adopted SAB 122 as of December 31, 2024 on a retrospective basis. As a result of the adoption of SAB 122, the Company has derecognized the Safeguarding users cryptoassets and Safeguarding users crypto liabilities, previously recognized in the Consolidated Statements of Financial Positions.

In accordance with IFRS, the periods presented have been retrospectively adjusted to reflect this change, with no impact on the Consolidated Statements of Comprehensive Income (loss), or any other components of equity or net assets. The following table shows the changes in presentation in the Consolidated Statements of Financial Positions upon the Company’s change in accounting principle to reflect the derecognition of Safeguarding user cryptoassets and Safeguarding user crypto liabilities:

	As of December 31, 2023
	As previously reported	Adjustment	As adjusted
Safeguarding user cryptoassets	3,721,053	(3,721,053)	—
Safeguarding user cryptoassets liabilities	3,721,053	(3,721,053)	—

Z.        Not yet adopted significant new or amended IFRS standards or interpretations

IFRS 18 Presentation and Disclosures in Financial Statements:

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 is effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - Presentation of Financial Statements.

IFRS 18 sets out new requirements focused on improving financial reporting by:

▪        Requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

▪        Requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and

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NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

▪        Adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. The Group is currently assessing the impact of adopting IFRS 18.

AA.   Adopted new significant or amended IFRS standards or interpretations

Amendment to IAS 1, “Presentation of Financial Statements”

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”). According to the Subsequent Amendment:

▪        Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

▪        In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Both the Original Amendment and Subsequent Amendment did not have a material impact on the Group’s financial statements.

NOTE 3 –	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of the financial statements requires management to make estimates and assumptions and exercise significant judgements that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, net trading income and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

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NOTE 3 –	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates and significant judgment determined by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

—      Accounting for cryptoassets held on behalf of users:

IFRS does not define the accounting treatment for cryptoassets and more specifically, the accounting for cryptoassets held on behalf of users. The Company considered the guidance of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors that allows an entity to consider the most recent pronouncements of other standard-setting bodies, other accounting literature and accepted industry practice.

The Company’s cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins. As a result, the Company has determined that its holding of cryptoassets should be accounted for under IAS 2, Inventories, as it meets the definition of a broker-trader.

In addition, since cryptoassets are not considered financial assets under IFRS, such contracts are in the scope of IFRS 15. The Company believes that IFRS 15 is the appropriate standard to apply with respect to its cryptoasset holdings on behalf of its users, including whether the assets should be presented on or off-balance sheet.

The Company considered the relevant indicators mentioned in the accounting literature in order to determine whether the cryptoassets shall be presented on or off-balance sheet. The Company analysed each of these indicators in the context of its cryptocurrency custody practices, the Company’s user agreements and certain legal analysis received from the Company’s advisors. After considering those indicators, including the fact that (a) the users have title to those cryptoassets; (b) the cryptoassets are segregated from the Company’s cryptoassets and held in omnibus accounts; and (c) the Company’s creditors cannot use the cryptoassets held on behalf of the users in a case of Company’s insolvency or other debt restructuring.

The Company has also considered IFRS 15 and analyzed whether control has been transferred to users upon the transfer of the cryptoassets to omnibus accounts (the payment is received from the user, the user has legal title, the user has significant risks and rewards from owning the cryptoasset). Accordingly, the Company concluded that the cryptoassets held on behalf of the users shall be off-balance sheet. (see note 18 below).

—      Fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon grant date by an acceptable option pricing model. The inputs to the model include the estimated fair value of the underlying common share price, and assumptions regarding risk-free interest rate, expected volatility, expected term of the share option and expected dividend yield.

—      Uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data
NOTE 3 –	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

assumptions based on interpretation of tax laws and regulations, and the Group’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

NOTE 4 – FINANCIAL RISK MANAGEMENT

The Group’s business activities require a comprehensive and robust risk management framework to ensure risks are identified, measured, decided upon and monitored. The Group’s risk encompasses several types of risks:

A.      CREDIT RISK:

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

The Group is exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to the Group’s own assets. The Group manages the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

The Group sets principles in order to monitor and manage the credit risk on a real time basis. Management estimates that the credit exposure as of December 31, 2024 and 2023 is substantially equal to the carrying value of the related assets, as the credit valuation adjustment is de minimis and no impairment has been identified.

B.       MARKET RISK:

Market risk is the risk that that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The group is exposed to market price risk and foreign currency risk as described below:

(1)    Market price risk:

The Group has market price risk as a result of its trading activities in derivatives in underlying assets in currencies, commodities, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a Group-wide basis and managed using limits on future potential losses from such exposure.

Since the Company hedges its main exposures to users’ positions with third-party counterparties, the Company does not have significant exposure to the underlying assets detailed above.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 4 – FINANCIAL RISK MANAGEMENT (cont.)

(2)    Foreign currency risk:

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of the transacting entity. Transaction exposures arise in the normal course of business.

As of December 31, 2024, the Company has excess financial liabilities over financial assets that are denominated in currencies other than the US dollar of $39,949. As of December 31, 2023, the Company has excess financial assets over financial liabilities that are denominated in currencies other than the US dollar of $20,801.

Foreign currency risk is managed on a Group-wide basis.

The Group monitors transactional foreign currency risks, including currency position and future expected exposures. The Group uses non-designated hedges to mitigate the risks.

C.       LIQUIDITY RISK:

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or other financial assets. Liquidity risk is managed on a Group-wide and regulated entities basis. The Group’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet its financial liabilities when due, including obtaining additional capital from investors and credit lines from banks and financial institutions.

The contractual maturity of the financial liabilities is generally up to a year.

NOTE 5 – FAIR VALUE MEASUREMENT

The following table presents the fair value measurement hierarchy for the Group’s assets and liabilities carried at fair value:

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
As of December 31, 2024:
Assets measured at fair value:
Counterparties	—	224,867	—	224,867
Cryptoassets	113,279		—	113,279
Receivable from omnibus accounts	—	50,466	—	50,466

Liabilities measured at fair value:
Payable to users	—	103,493	—	103,493
Other long-term liabilities	—		5,653	5,653

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 5 – FAIR VALUE MEASUREMENT (cont.)

	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
As of December 31, 2023:
Assets measured at fair value:
Counterparties	—	148,554	—	148,554
Cryptoassets	114,721	—	—	114,721
Receivable from omnibus accounts	—	16,081	—	16,081

Liabilities measured at fair value:
Payable to users	—	41,238	—	41,238

There were no transfers from Level 1 to Level 2 during the reporting periods.

NOTE 6 – CAPITAL ADEQUACY

The method of calculation is set up by the relevant regulatory authority. The regulated entities aim to always maintain a capital, liquidity and other required adequacy above the required minimum, and they report these adequacy requirements to their regulatory authority on a regular basis.

The entities’ objective when managing adequacy requirements is to maintain an optimal capital structure that reduces the cost of capital, safeguards the entities’ ability to continue as a going concern, meets regulatory requirements, and enable appropriate returns to shareholders.

The primary adequacy requirements of the Company’s principal regulated legal entities are as follows:

eToro (Europe) Ltd

Under the Investment Firms Regulation (“IFR”), eToro (Europe) Ltd is required to satisfy its regulatory capital and liquidity requirements as determined by its internal Capital and Risk assessment (ICARA) process.

As of December 31, 2024 and 2023, the entity must maintain a minimum regulatory capital requirement of $152 million and $140 million, respectively.    As of December 31, 2024 and 2023, the regulatory capital of the eToro (Europe) Ltd was $300 million and $292 million, respectively, which is in excess of the regulatory capital requirements mentioned above.

As of December 31, 2024 and 2023, the entity must maintain a minimum liquidity requirement of $5.3 million and $5.3 million, respectively. As of December 31, 2024 and 2023, the regulatory liquid assets of the eToro (Europe) Ltd were $182 million and $131 million, respectively, which is in excess of the regulatory liquidity requirements mentioned above.

eToro (UK) Ltd

Under the Investment Firm Prudential Regime (“IFPR”), eToro (UK) Ltd is required to satisfy its own funds and liquidity requirements as determined by its internal Capital and Risk assessment (ICARA) process.

As of December 31, 2024 and 2023, the entity must maintain a minimum requirement of $24 million and $4 million, respectively. As of December 31, 2024 and 2023, the regulatory capital of eToro (UK) Ltd was $38.1 million and $38.4 million, respectively, which is in excess of the regulatory capital requirements mentioned above.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 6 – CAPITAL ADEQUACY (cont.)

As of December 31, 2024 and 2023, the entity must maintain a minimum liquidity requirement of $17.7 million and $12.4 million, respectively. As of December 31, 2024 and 2023, the regulatory liquid assets of the eToro (UK) Ltd were $53.2 million and $25 million, respectively, which is in excess of the regulatory liquidity requirements mentioned above.

eToro Aus Capital Ltd

Under the Regulatory Guide 166, eToro Aus Capital Ltd must maintain a minimum required Net Tangible Assets (“NTA”). As of December 31, 2024 and 2023, this minimum requirement was $4.8 million and $7 million, respectively. As of December 31, 2024 and 2023, the NTA of eToro Aus Capital Ltd was $19.5 million and $22 million, respectively, which is in excess of the minimum requirement mentioned above.

eToro (ME) Ltd

Under the Prudential—Investment, Insurance Intermediation and Banking Rules (“PRU”), eToro (ME) Ltd is required at all times to satisfy its regulatory capital as determined by its internal Capital Adequacy Assessment Process (ICAAP). As of December 31, 2024 and 2023, the entity must maintain a minimum requirement of $5.5 million and $2.3 million, respectively. As of December 31, 2024 and 2023, the regulatory capital of eToro (ME) Ltd was $7.8 and $3.1, respectively.

eToro USA LLC

The legal and regulatory framework under which eToro USA LLC operates stipulates that the entity must maintain a minimum required net worth that is determined at the state level. The highest minimum net worth of all the states is $1 million. The total equity as of December 31, 2024 and 2023, was $24.7 million and $24.1 million, respectively, which is in excess of the minimum net worth requirement mentioned above.

eToro USA Securities Inc.

The regulatory framework under which eToro USA Securities Inc. operates stipulates that the entity must maintain a minimum required Net Capital as defined in Exchange Act Rule 15c3-1 (Net Capital Rule). The net capital requirement as of December 31, 2024 and 2023 was $0.1 million and $0.1 million, respectively. The Net Capital as of December 31, 2024 and 2023 was $6.5 million and $2.9 million, respectively, which is in excess of the minimum required Net Capital mentioned above.

NOTE 7 – CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023
Gross cash and cash equivalents	3,565,398	2,564,389
Less – segregated users’ funds (see Note 13)	(2,990,003)	(2,176,055)
Cash and cash equivalents	575,395	388,334

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.
eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 8 – COUNTERPARTIES

	December 31,
	2024	2023
Financial derivatives(*)	216,912	143,706
USD stable coins	7,276	1,334
Cash held on account with counterparties	679	3,514
	224,867	148,554

____________

(*)      Includes as of December 31, 2024, and 2023: financial derivatives (including cash held as collateral) in respect of: equities $79,248 and $80,688, commodities, indices and exchange rates $ 48,137 and $42,101, liquid asset buffer in respect of financial derivatives of $57,054 and $5,887, and others $32,473 and $15,030, respectively.

NOTE 9 – OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2024	2023
Receivables of cryptoassets	3,039	1,509
Government authorities	3,037	3,188
Prepaid expenses	15,891	17,323
Income taxes receivable	1,011	4,711
Interest receivable	14,676	11,756
Other receivables	8,351	4,655
	46,005	43,142

NOTE 10 – PROPERTY AND EQUIPMENT, NET

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2024	18,198	2,178	5,167	25,543
Additions	2,063	155	192	2,410
Deductions	(681)	(4)	—	(685)
Balance as of December 31, 2024	19,580	2,329	5,359	27,268

Accumulated depreciation:
Balance as of January 1, 2024	(15,959)	(793)	(3,230)	(19,982)
Depreciation	(2,191)	(221)	(549)	(2,961)
Deductions	681	1	—	682
Balance as of December 31, 2024	(17,469)	(1,013)	(3,779)	(22,261)
Depreciated balance as of December 31, 2024	2,111	1,316	1,580	5,007

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 10 – PROPERTY AND EQUIPMENT, NET (cont.)

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2023	18,157	2,089	5,151	25,397
Additions	316	92	17	425
Deductions	(275)	(3)	(1)	(279)
Balance as of December 31, 2023	18,198	2,178	5,167	25,543

Accumulated depreciation:
Balance as of January 1, 2023	(13,315)	(590)	(2,681)	(16,586)
Depreciation	(2,895)	(203)	(549)	(3,647)
Deductions	251	—	—	251
Balance as of December 31, 2023	(15,959)	(793)	(3,230)	(19,982)
Depreciated balance as of December 31, 2023	2,239	1,385	1,937	5,561

As of December 31, 2024 and 2023, substantially all the Company’s property and equipment is located in the Company’s country of domicile (Israel).

NOTE 11 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

	Customer relationship	IP and Technology	License	Goodwill	NFT	Trademark	Total
Cost:
Balance as of January 1, 2024	1,033	23,381	4,794	8,103	5,637	—	42,948
Additions	1,570	5,250	—	11,239	—	563	18,622
Disposal	—	—	—	—	(63)	—	(63)
Balance as of December 31, 2024	2,603	28,631	4,794	19,342	5,574	563	61,507

Accumulated amortization and impairment:
Balance as of January 1, 2024	(1,033)	(4,753)	(907)	(664)	(4,768)	—	(12,125)
Amortization	(38)	(2,764)	(264)	—	—	(19)	(3,085)
Disposal	—	—	—	—	49	—	49
Balance as of December 31, 2024	(1,071)	(7,517)	(1,171)	(664)	(4,719)	(19)	(15,161)
Amortized balance as of December 31, 2024	1,532	21,114	3,623	18,678	855	544	46,346

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 11 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET (cont.)

	Customer relationship	IP and Technology	License	Goodwill	NFT	Total
Cost:
Balance as of January 1, 2023	1,033	21,614	4,794	8,103	5,631	41,175
Additions	—	1,767	—	—	6	1,773
Balance as of December 31, 2023	1,033	23,381	4,794	8,103	5,637	42,948

Accumulated amortization and impairment:
Balance as of January 1, 2023	(992)	(1,902)	(643)	(664)	(3,622)	(7,823)
Amortization	(41)	(2,851)	(264)	—	—	(3,156)
Impairment	—	—	—	—	(1,146)	(1,146)
Balance as of December 31, 2023	(1,033)	(4,753)	(907)	(664)	(4,768)	(12,125)
Amortized balance as of December 31, 2023	—	18,628	3,887	7,439	869	30,823

NOTE 12 – LEASES

A.      The Group entered into several office space lease agreements. The range lease terms for office space are between 1 year and 15 years. The Group’s lease liability is guaranteed by the assets’ legal ownership of the lessor.

Office spaces
Cost:
Balance as of January 1, 2024	46,649
Additions	17,191
Disposal	(337)
Balance as of December 31, 2024	63,503

Accumulated depreciation:
Balance as of January 1, 2024	(13,991)
Depreciation	(5,291)
Disposal	185
Balance as of December 31, 2024	19,097
Depreciated balance as of December 31, 2024	44,406
Office spaces
Cost:
Balance as of January 1, 2023	44,892
Additions	1,757
Balance as of December 31, 2023	46,649

Accumulated depreciation:
Balance as of January 1, 2023	(9,687)
Depreciation	(4,304)
Balance as of December 31, 2023	(13,991)
Depreciated balance as of December 31, 2023	32,658

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 12 – LEASES (cont.)

As of December 31, 2024 and 2023, substantially all the Company’s office space leased is located in Israel.

B.       AMOUNTS RECOGNIZED IN PROFIT OR LOSS AND IN THE STATEMENTS OF CASH FLOWS:

	December 31,
	2024	2023	2022
Profit and loss:
Depreciation expense on right-of-use assets	5,291	4,306	3,854
Interest expense on lease liabilities	1,806	1,750	1,539
Expense relating to short-term leases	610	1,828	1,672
Expense relating to variable lease payments not included in the measurement of the lease liability (management fee)	—	635	811
Total lease expense	7,707	8,519	7,876
The total cash outflow for leases	5,925	5,146	4,012

Interest rate range	3% – 14%	6.5% – 31%	1.8% – 16.5%

C.       MATURITY ANALYSIS OF LEASE LIABILITIES (AMOUNTS PRESENTED BELOW ARE CONTRACTUAL, UNDISCOUNTED LEASE PAYMENTS):

	December 31,
	2024	2023
Current maturities	5,900	5,163
Second year	6,013	4,817
Third year	6,317	4,670
Fourth year	5,281	3,877
Fifth year and thereafter	44,463	27,734
Total undiscounted cash flows	67,974	46,261

Less – imputed interest	(19,670)	(9,802)
Present value of lease liabilities	48,304	36,459
Less – current portion of lease liabilities	(4,758)	(3,251)
Non-current portion of lease liabilities	43,546	33,208

NOTE 13 – RECEIVABLE FROM OMNIBUS ACCOUNTS (PAYABLE TO USERS), NET

	December 31,
	2024	2023
Users’ equity	(14,262,633)	(9,556,805)
Less – segregated user funds	14,209,606	9,531,648
Payable to users, net	(53,027)	(25,157)

Segregated user funds comprise: 1) user cash held in segregated bank accounts (“user money”) of $2,990,003 and $2,176,055; 2) user cryptoassets segregated in cryptoasset wallets of $5,774,727 and $3,721,053; and 3) user equities held in segregated accounts of $5,444,876 and $3,634,540, as of December 31, 2024 and 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 14 – ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2024	2023
Employee and payroll accruals	83,976	55,694
Marketing accrued expenses	11,195	6,029
Government authorities	4,589	4,404
Income taxes payable	50,916	17,057
Other accrued expenses	42,439	35,972
	193,115	119,156

NOTE 15 – SHORT-TERM LOANS

A.      On August 10, 2021, the Company entered into a $300 million unsecured, unguaranteed bridge loan facility with Goldman Sachs International, with a maturity date on February 10, 2022 (“Bridge Loan Agreement”). Through September 10, 2021, the Company has fully drawn all $300 million of the bridge loan facility, bearing an annual interest rate of 2.5%. On January 13, 2022, the Company exercised its right to extend the Bridge Facility Agreement by additional six months, with an updated maturity date of August 10, 2022. Following the extension, the annual interest margin was increased to 3.5%. The bridge facility loans were repaid in full by July 31, 2022 and the bridge loan facility was terminated.

B.       On October 31, 2022, the Company entered into an agreement, as amended on December 22, 2022, with Liquidity, a related party of the Company, and certain other lenders for a revolving credit facility which shall at no time exceed the outstanding principal amount of $60 million. The Company may draw loans in a series of separate tranches from the credit line. The maturity date with respect to each tranche shall be at least 90 days of such tranche disbursement but in any event no later than November 21, 2024. As of December 31, 2023, the facility has terminated and the Company has no outstanding obligations in its regards.

C.       On July 19, 2023, the Company entered into a $25 million unsecured revolving credit facility with Bank Hapoalim B.M. for a period of 12 months. Any amount drawn out of the facility will bear an annual interest rate of SOFR+3%. The credit facility agreement is valid until July 18, 2024.

D.      On October 16, 2024, the Company entered into a 1 year extension to the unsecured revolving credit facility agreement with Bank Hapoalim B.M and increased it to $45 million. Any amount drawn out of the facility will bear an annual interest rate of SOFR+3%. The credit facility agreement is valid until October 15, 2025. As of December 31, 2024, no amounts were drawn on the facility.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY

A.      Composition of share capital:

	Authorized		Issued and outstanding
	December 31		December 31
	2024	2023	2024	2023
	Number of shares		Number of shares
Shares with no par value:
Common shares(1)	30,000,000	30,000,000	6,045,930	5,873,107
Preferred A shares(2)	1,738,247	1,738,247	1,375,825	1,375,825
Preferred B shares(2)	2,878,640	2,878,640	2,481,780	2,481,780
Preferred C shares(2)	1,771,440	1,771,440	1,712,381	1,712,381
Preferred C-2 shares(2)	1,710,426	1,710,426	1,690,491	1,690,491
Preferred D shares(2)	2,479,936	2,479,936	2,169,055	2,169,055
Preferred E shares(2)	3,648,714	3,648,714	2,432,498	2,432,498
Preferred F shares(2)	1,658,324	1,658,324	1,588,574	1,588,574
	45,885,727	45,885,727	19,496,534	19,323,711

(1)    Common shares:

The common shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share confers one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

(2)    Preferred shares:

The Preferred A, B, C, C-2, D, E and F shares confer upon their holders all the rights conferred by common shares (on an as converted basis), in addition to certain rights mentioned in the Company’s Articles of Association, inter alia, the following:

i.        Right to receive dividend — no payment of any dividends shall be declared or paid unless an equal and rateable dividend is first received or simultaneously declared and paid on the preferred shares.

ii.      Liquidation rights — in the event of any liquidation or Deemed Liquidation, the Company shall distribute to the holders of the Preferred shares, prior to and in preference to any payments to other holders, a per share amount equal to the greater of the original issuance price for each of their shares (and with respect to the Preferred F, Preferred E, Preferred D shares and the Preferred C and C-2 shares: plus any declared but unpaid dividend and minus dividends declared following the closing of the E Round SPA) or such amount per share that would have been payable had each share been converted into common shares immediately prior to such liquidation event. The liquidation order is such that the Preferred F, Preferred E, Preferred D, Preferred C and C-2 (as one class), B and A shareholders shall be entitled, in their respective order, to receive, prior and in preference to the above order to any distribution of any asset, capital, earnings or surplus funds of the corporation. Any remaining assets available for distribution shall be distributed to the holders of common shares.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY (cont.)

iii.     Redemption rights — in the event of a Deemed Liquidation event, if the Company does not pay the liquidation preference payments to the holders of Preferred shares within 120 days after such Deemed Liquidation event, the holders of Preferred shares may require that the Company use the net proceeds of such Deemed Liquidation Event for the redemption of their shares at a price per share equal to the liquidation amount. In the event that such funds are not sufficient to redeem all the preferred shares, the Company shall first redeem the Preferred F shares, thereafter, the Preferred E shares, thereafter, the Preferred D shares, thereafter, the Preferred C and C-2 shares, thereafter the Preferred B shares and thereafter the Preferred A shares.

iv.      Voting rights — the approval of the holders of the majority of the Preferred shares and the majority of the Preferred F, Preferred E shares, Preferred D, Preferred C and C-2 shares is required for the approval of certain special resolutions.

v.       Election of directors — the Company’s Memorandum and Articles of Association confer certain rights with respect to appointing directors to certain classes of shares of the Company.

vi.      Registration rights — the Company’s Investor Rights Agreement, dated February 1, 2023, provides for Registration Rights to the holders of the majority of Preferred C and C-2 shares as well as the holders of Preferred A and B shares, which are inferior to such rights of the Preferred F shares, Preferred E shares, Preferred D shares and the Preferred C and C-2 shares.

vii.    Automatic and optional conversion — shares of Preferred shares are convertible into common shares automatically upon the occurrence of certain events as provided for in the Company’s Articles of Association or at the option of the holders of such shares.

viii.   Anti-dilution protection — the Memorandum and Articles of Association of the Company provide for certain anti-dilution protection for the holders of Preferred F shares, Preferred E shares, Preferred D shares and the Preferred C and C-2 shares.

ix.      Additional rights — the Company’s Investor Rights Agreement, dated February 1, 2023, confer some additional rights to holders of Preferred shares. Such rights include: pre-emptive rights, secondary right of first refusal, co-sale rights and drag-along rights.

The Preferred shares, including all of their features and components (redemption rights, dividend rights and conversion rights) are classified as equity (Preferred shares premium) because the Preferred shares do not include a contractual obligation of the Company to deliver cash or another financial asset (other than upon liquidation or upon other events that are within the control of the Company) or variable number of the Company’s common shares to the investors.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY (cont.)

B.       MOVEMENT IN SHARE CAPITAL:

Issued and outstanding share capital (there is no par value):

Number of Shares
Balance as of January 1, 2022	17,388,878
Issuance of common shares in respect of Gatsby Acquisition	57,997
Exercise of employees’ options into common shares	68,919
Balance as of December 31, 2022	17,515,794

Balance as of January 1, 2023	17,515,794
Issuance of Preferred F shares in respect of conversion of Advanced Investment Agreement	1,598,021
Issuance of common shares in respect of asset acquisition (Deep)	7,750
Purchase of Treasury shares	(50,000)
Forfeited shares in respect of termination of Gatsby founder	(4,844)
Exercise of employees’ options into common shares	256,990
Balance as of December 31, 2023	19,323,711

Balance as of January 1, 2024	19,323,711
Issuance of common shares in respect of acquisition (Spaceship)	113,333
Issuance of common shares in respect of asset acquisition (Deep)	2,000
Exercise of employees’ options into common shares	57,490
Balance as of December 31, 2024	19,496,534

C.       EMPLOYEE SHARE OPTION PLAN:

On May 14, 2007, the Company’s Board adopted the eToro Group Ltd. 2007 Employee Share Option Plan (the “2007 Plan”). On August 23, 2021, the Company’s board adopted a new share incentive plan (the “2021 Plan”). eToro will no longer grant any awards under the 2007 Plan, however, outstanding options that were previously granted under the 2007 Plan will remain outstanding and governed according to the terms of the 2007 Plan.

As of December 31, 2024, the Company reserved 6,303,029 of common shares available for issuance to employees, directors, officers and consultants of the Company and its subsidiaries. On February 6, 2023, the Company resolved to reserve an additional 406,638 of common shares. The unallocated pool for the years ended December 31, 2024 and 2023 consists of 440,933 and 523,198 common shares, respectively.

On September 29, 2022, the Company resolved to reprice the options to purchase common shares granted to employees of eToro Ltd. of 212,620 options, from an exercise price of $200 per option to $94.50 per option, and received a tax ruling from the Israeli Tax Authority in that regard on October 27, 2022.

As a result, the Company recognized an additional share-based compensation expense in the total amount of $4,187 which will be recorded over the remaining vesting period, of which the Company recorded $2,905 for the year ended December 31, 2023, and $450 for the year ended December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY (cont.)

On March 14, 2024, the Company resolved to reprice the options to purchase common shares granted to employees of eToro Ltd. of 511,010 options, from an exercise price $86.25 or greater per option to $70 per option, and received a tax ruling from the Israeli Tax Authority in that regard on May 16, 2024.

As a result, the Company recognized an additional share-based compensation expense in the total amount of $3,425 that will be recorded over the remaining vesting period, of which the Company recorded $2,775 for the year ended December 31, 2024.

The fair value of share-based awards, granted in 2024 and 2023, was estimated using the Black & Scholes option-pricing model with the following assumptions:

	December 31,
	2024	2023
Weighted average expected term (years)	5.44	5.4
Interest rate	4.18%	3.93%
Volatility	39.25%	51%
Dividend yield	0%	0%

Based on the above inputs, the average fair value of the options granted in the years ended December 31, 2024 and 2023, was determined at $51 and $48 per option, respectively.

These assumptions and estimates were determined as follows:

Expected Volatility.    Since the Company has no trading history of its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

Fair Value of Common Shares.    As the Company’s common shares are not publicly traded, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists.

Expected Dividend Yield.    The Company does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Risk-Free Interest Rate.    The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

The share-based payment expense was recorded in the statement of profit or loss as follows:

	December 31,
	2024	2023
Research and development	4,017	6,336
Selling and marketing	1,409	2,303
General, administrative and operating	21,724	57,504
	27,150	66,143

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY (cont.)

The changes in outstanding options were as follows:

	Year ended December 31, 2024
	Number of options	Weighted average exercise price
Options at beginning of year	3,593,063	38.41
Granted	181,300	70.34
Exercised	(57,490)	15.45
Forfeited	(98,211)	73.13
Options outstanding at end of year	3,618,662	30.28
Options exercisable at end of year	3,134,411	25.40
	Year ended December 31, 2023
	Number of options	Weighted average exercise price
Options at beginning of year	3,852,309	31.01
Granted	94,900	80.41
Exercised	(256,990)	9.98
Forfeited	(97,156)	69.04
Options outstanding at end of year	3,593,063	38.41
Options exercisable at end of year	2,751,001	28.51
	Year ended December 31, 2022
	Number of options	Weighted average exercise price
Options at beginning of year	3,386,552	20.21
Granted	632,546	98.92
Exercised	(68,919)	11.96
Forfeited	(97,870)	105.48
Options outstanding at end of year	3,852,309	31.01
Options exercisable at end of year	2,414,707	17.97

The weighted average share price at the date of exercise of the options exercised during the years ended December 31, 2024 and 2023 was $ 107.98 and $ 93.80, respectively.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2024 and 2023 was 5.4 years and 6 years, respectively.

The range of exercise prices for options outstanding as of December 31, 2024 and 2023 was $ 3.20 to $ 94.50.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY (cont.)

D.      SIGNIFICANT EVENTS IN THE REPORTING PERIOD:

(1)    On October 14, 2022 (the “ Closing Date”), the Company consummated a business combination transaction where control over Gatsby Digital Inc. (“Gatsby”) was obtained (see Note 22 below).

Gatsby and eToro US Holdings Inc. (“eToro US”), a fully owned subsidiarity of the Group, entered into a merger agreement and a plan of merger, pursuant to which eToro US, through newly created wholly-owned subsidiaries, acquired 100% of Gatsby (the “Transaction”). Gatsby develops a stock options trading platform. As part of the consideration transferred in the business combination transaction, the Company issued to Gatsby’s former shareholders 40,375 Common shares of the Company, and an additional 17,622 Common shares were held in escrow and shall be released subject to vesting conditions as stipulated in the agreement.

On February 27, 2023, one of the founders of Gatsby left the Company and the remaining balance of the holdback shares (4,844 common shares) was forfeited and returned to the Company.

(2)    In February 2021, the Company signed an Advanced Investment Agreement (the “AIA”) with investors. According to the Advanced Investment Agreement, the investors, severally and not jointly, have agreed to provide the Company with a bridge investment in the aggregate amount of up to $250,000 (the “Total Investment Amount”).

(3)    In February 2023, at the lapse of twenty-four (24) months from the closing date of the AIA (the “Trigger Date”), $240,909 was converted to 1,598,021 Senior Preferred F Shares of the Company, in line with the terms and conditions of the AIA.        This amount represents the Total Investment Amount, excluding $9,091 invested by SBT Venture Fund I, L.P., an entity controlled by Sberbank, which is designated as a sanctioned party and therefore non-compliant with the terms of the AIA and as a result, the conversion of the $9,091 investment, representing 60,303 Preferred F Shares, has been suspended

(4)    In March 2023, the Company purchased 50,000 of the Company’s Class B Preferred Shares, at a price of $52.50 per share, from a shareholder, pursuant to and by exercising a right of first refusal it had on such transaction.

(5)    Secondary transaction:

In August 2023, certain investors and employees of the Company (the “Sellers”) entered into an agreement with two existing investors of the Company (the “Buyers”) and sold an aggregate amount of 1,406,304 shares of the Company, consisting of common shares and several different classes of preferred shares to the Buyers. at a price per share that was mutually agreed by the parties. The Sellers of the Preferred shares agreed to convert their shares into Common shares on a 1:1 ratio immediately prior to the transaction. The secondary transaction was consummated at fair value and accordingly, no additional compensation was recorded.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 16 – EQUITY (cont.)

(6)    Asset acquisition:

On October 2023, the Group entered into an Asset Sale and Purchase Agreement (the “Agreement”) with Deep It Ltd. (“Deep”), to acquire Deep’s technology, an IP that enables content automation technology for $525 in cash and 9,750 common shares.

(7)    On November 1, 2024, the Company consummated a business combination transaction where control over Spaceship Financial Services Pty Ltd. (“Spaceship”) was obtained (see Note 22 below).

NOTE 17 – TAXES ON INCOME

A.      TAX LAWS APPLICABLE IN ISRAEL:

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73) (the “Encouragement Law”):

Amendment 73 to the Encouragement Law prescribes special tax tracks for technological enterprises, which became effective in 2017, as follows:

Preferred Technological Enterprise, (“PTE”) as defined in the Encouragement Law will be subject to tax at a rate of 12% on profits deriving from intellectual property which meets the conditions of being treated as “Preferred Technological Income” or 6% if the PTE’s annual revenues exceed ILS 10 billion (Special Preferred Technological Enterprise, “SPTE”).

Any dividend distributed from PTE to non-Israeli shareholders or individuals, sourced in the income from the technological enterprise is subject to reduced Israeli withholding tax rate of 20% (or lower rate under the applicable tax treaty). No withholding tax will be remitted upon distribution of dividend sourced in preferred technological income to an Israeli corporation.

B.       Tax rates applicable of the main entities in the Group:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

	Country of incorporation	Applicable corporate tax rate
eToro Group Ltd.	British Virgin Islands*	23%
eToro (Europe) Ltd.	Cyprus	12.5%
eToro Ltd.	Israel**	12/6%
eToro (UK) Ltd.	UK***	25%
eToro USA LLC	USA	21%
eToro Group Trading Ltd.	British Virgin Islands****	12.5%
eToro Australia Capital Pty Ltd	Australia	30%
eToro USA Securities Inc.	USA	21%
eToro Seychelles	Seychelles	1.5% from the net revenue
eToro (ME) Ltd	UAE	9%

____________

*         According to an assessment agreement with the Israeli Tax Authority (the ITA) dated August 2017, eToro Group Ltd. is considered an Israeli resident for tax purposes starting January 1, 2015, and its entire income and expense for tax purposes shall be recorded in eToro Ltd.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 17 – TAXES ON INCOME (cont.)

**       The statutory corporate tax rate in Israel is 23%. In August 2020, the Company received a pre-ruling approval from the ITA regarding its eligibility to be classified as PTE effective as of 2018 and until 2022. eToro Ltd. applied to the ITA to receive an additional pre-ruling approval, regarding its eligibility to be classified as SPTE.

***     The corporate income tax rate in the UK increased to 25% on April 1, 2023.

****  eToro Group Trading Ltd. is a tax resident of Cyprus effective date January 1, 2017.

C.       TAX ASSESSMENTS:

(1)    Open Tax assessments:

—      eToro Ltd. and eToro Group Ltd. are currently under corporate income tax audits in Israel for tax years 2017-2022 initiated by the ITA. In December 2024, the ITA issued a formal tax assessment, which the Company is planning to appeal.

—      eToro EU is currently under corporate tax audit in Cyprus for tax years 2014-2022.

The tax returns of certain subsidiaries are still subject to audits by the tax authorities from 2014 to date.

(2)    Carryforward losses for tax purposes:

As of December 31, 2024, the Group has carryforward operating tax losses and carryforward capital tax losses of approximately $58,369 and $1,141, respectively.

D.      PILLAR TWO:

The Pillar Two model rules, released on December 20, 2021, are part of the two-pillar solution to address the tax challenges of the digitalization of the economy that was agreed by 142 member jurisdictions of the OECD/G20 Inclusive Framework on BEPS and endorsed by the G20 Finance Ministers and Leaders in October 2021.

The Pillar Two model rules are designed to ensure large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate.

Taxpayers in scope (MNEs with global revenue of at least €750m in at least two years out of the four previous years) calculate their effective tax rate according to the model rules provisions for each jurisdiction where they operate and should pay top-up tax on the difference between their effective tax rate per jurisdiction and the 15% minimum rate. Any resulting top-up tax will be charged according to the coordinated system of interlocking rules that was introduced in the model rules (Qualified Domestic Minimum Top-Up Tax — QDMTT, Income Inclusion Rule — IIR, Under Tax Payment Rule — UTPR).

The OECD also published Pillar Two Safe Harbors to help reduce compliance burden for MNEs and to provide certainty and simplicity in applying the Global Anti-Base Erosion (“GloBE”) rules. These safe harbors, both temporary and permanent, are designed to streamline the compliance process, particularly for smaller entities or situations where applying the full GloBE rules may be unnecessarily complex.

The Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where the Group operates (including UK, Italy, Denmark, Germany, Belgium, Cyprus and Australia), and will take effect in the financial year beginning January 1, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 17 – TAXES ON INCOME (cont.)

Based on the Group’s assessment, as of 31 December 2024, the Group does not expect to be within the scope of Pillar Two for the year then ended, as the global revenue per the OECD guidance in two of the four preceding years, did not exceed the €750 million threshold.

E.       DEFERRED INCOME TAXES:

	Statements of financial position		Statements of profit or loss
	As of December 31,		Year ended December 31,
	2024	2023	2024	2023	2022
Deferred tax assets:
Research and development costs	1,754	1,321	433	(324)	(216)
Employee benefits	6,259	3,621	2,638	605	(1,253)
Carryforward losses	13	4,127	(4,114)	(2,278)	(843)
Leases	742	618	124	229	(52)
Others	145	149	(4)	1	27
	8,913	9,836	(923)	(1,767)	(2,337)

Deferred tax liabilities:
Intangible assets	2,873	2,848	25	(1,822)	2,992
Others	361	254	107	(63)	223
	3,234	3,102	132	(1,885)	3,215

Deferred tax movement			(1,055)	118	(5,552)
Exchange rate differences			43	596	1,341
Share-based capital reserve				146	622
Other			250	—	—
Deferred taxes related to acquisition			640	—	3,372
Deferred taxes income (expense)			(122)	860	(217)
Deferred tax assets, net	5,679	6,734

The deferred taxes are computed using the tax rates expected upon realization.

F.       TAXES ON INCOME INCLUDED IN PROFIT OR LOSS:

	December 31,
	2024	2023	2022
Current taxes	40,121	13,333	479
Deferred taxes (income) expense	122	(860)	217
Tax provision (benefit) in respect of previous years	12,995	—	(579)
	53,238	12,473	117

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 17 – TAXES ON INCOME (cont.)

G.      THEORETICAL TAX:

The reconciliation between the taxes on income (tax benefit), assuming that all the income and expense, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	December 31,
	2024	2023	2022
Income before taxes on income (tax benefit)	245,619	27,732	(214,865)
Statutory tax rate	23%	23%	23%
Taxes on income (tax benefit) computed at the statutory tax rate	56,492	6,378	(49,419)

Increase (decrease) in taxes on income resulting from the following:
Tax benefit arising from reduced rate as a “Special Preferred Technological Enterprise” and other tax benefits (See Note 17a above)	(27,280)	(958)	18,842
Non-deductible expenses	3,160	8,571	14,722
Uncertain tax positions	30,410	10,698	(579)
Unrecognized temporary differences	242	756	1,563
Increase in unrecognized tax losses	2,382	1,758	13,376
Utilization of previously unrecognized tax losses	(1,643)	(4,054)	(797)
Deferred tax credited to equity	—	(146)	(621)
Taxable income at other tax rates	(10,420)	(3,005)	3,274
Differences in measurement basis	—	(676)	(235)
Taxes in respect of previous years	(214)	(3,214)	—
Recognition of deferred tax asset related to carryforward losses from prior years	—	(4,028)	—
Other	109	393	(9)
Taxes on income	53,238	12,473	117

NOTE 18 – COMMITMENTS AND CONTINGENT LIABILITIES

A.      Users’ Cryptoassets

The Company is committed to securely store all users’ cryptoassets and cryptographic keys held on behalf of its users. As such, the Company may be liable to its users for losses arising from the Company’s failure to secure these assets from theft, loss or being compromised. The Company has not incurred any losses related to such obligations and therefore has not accrued any liabilities as of December 31, 2024 and 2023. The Company holds cryptoassets in custody on behalf of its users off- balance sheet in the amount of $5,774,727 and $3,721,053 at fair value at December 31, 2024 and 2023, respectively. Since the risk of loss is remote, the Company did not record a contingent liability at December 31, 2024 or 2023. The Company has no reason to believe it will incur any expense associated with such potential liability because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of cryptoassets on its platform, and (iii) it has established security around private key management to minimize the risk of theft or loss.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 18 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

B.      As of December 31, 2024, the Group has non-cancellable contractual obligations to vendors of $76,371 due as follows: $36,331 in 2025, $30,470 in 2026 and $14,994 in 2027 and thereafter.

C.      The Company is subject to claims and lawsuits in the ordinary course of business, which include claims for substantial or unspecified damages. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records provisions in accordance with IAS 37. The Company records a provision at management’s best estimate when it assesses it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. In the normal course of business, there is occasionally a regulatory or legal matter that may require amounts to be paid.

On August 2023, the Australian Securities and Investments Commission (“ASIC”) commenced proceedings against the Company’s subsidiary, eToro AUS Capital Ltd in connection with commenced civil proceedings alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products. ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on the Company’s financial position and reputation in Australia and potential for a class action lawsuit.

On September 12, 2024, eToro USA LLC entered into a settlement agreement with the SEC, a result of which eToro USA LLC limited its cryptoassets trading offering in the United States to spot trading of Bitcoin, Bitcoin Cash and Ether. Pursuant to the settlement, eToro USA LLC must (i) cease and desist from committing or causing any violations and future violations of Sections 15(a) and 17A of the Exchange Act in connection with the offering of trading in various cryptoassets that the SEC has alleged to constitute cryptoassets securities; (ii) pay a civil money penalty of $1.5 million to the SEC and (iii) if, after 180 days from the settlement date, there are cryptoassets, other than Bitcoin, Bitcoin Cash and Ethereum, in any omnibus wallet attributable to one or more users for which the ability to transfer the crypto assets is not available, to liquidate any such cryptoasset securities in a way not unacceptable to SEC and return the proceeds to the respective users.

As of December 31, 2024 and 2023, the Company recorded a provision of $6,299 and $3,600, respectively, in respect of the above.

NOTE 19 – HEDGE ACCOUNTING

The terms of the foreign currency forward contracts match the terms of the expected highly probable forecast transactions. As a result, no hedge ineffectiveness arises which requires recognition through profit or loss. The relevant amounts are provided below in the section describing financial risk management objectives and policies.

The amounts retained in other comprehensive income as of December 31, 2024 are expected to affect profit or loss in 2025.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 19 – HEDGE ACCOUNTING (cont.)

The following table summarizes the changes in other comprehensive income related to hedge accounting, during the year ended December 31, 2024:

December 31, 2024
Balance as of January 1, 2024	—
Gain (loss) arising on changes in fair value of hedging instruments	2,715
Income tax related to gains (losses) recognized in other comprehensive income	(326)
Gain (loss) reclassified to profit or loss	(592)
Income tax related to amount reclassified to profit or loss	71
Balance as of December 31, 2024	1,868

The amounts retained in other comprehensive income as of December 31, 2024 are expected to affect profit or loss in 2025

The impact of hedging instruments on the statement of financial position is, as follows:

	Notional amount	Carrying amount	Line item in the statement of financial position
As of 31 December, 2024
Foreign exchange forwards contracts	97,000	2,246	Other receivables and prepaid expenses

NOTE 20 – SELECTED STATEMENTS OF PROFIT OR LOSS DATA

A.      NET INTEREST INCOME FROM USERS:

	Year ended December 31,
	2024	2023	2022
Net interest income – users’ leveraged positions	111,028	95,119	63,102
Net interest income – users’ funds	86,150	62,120	14,826
	197,178	157,239	77,928

B.       REVENUE FROM CRYPTOASSETS:

	Year ended December 31,
	2024	2023	2022
Revenue from sale of cryptoassets	12,126,307	3,415,631	5,576,183
Revenue from staking	18,097	8,325	16,811
Revenue from blockchain rewards	2,925	7,318	2,983
	12,147,329	3,431,274	5,595,977

For the years ended December 31, 2023 and 2022, no single user accounted for 10% or more of the Group’s consolidated income. The Company’s management does not report or analyse income on a customer or country level as trading costs of revenues are managed in a centralized manner. Accordingly, the disclosure in respect of geographic information of income by customer or country is impracticable to provide as the necessary information is not available.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 20 – SELECTED STATEMENTS OF PROFIT OR LOSS DATA (cont.)

C.       COST OF REVENUE FROM CRYPTOASSETS:

	Year ended December 31,
	2024	2023	2022
Cost of sale from cryptoassets	11,802,307	3,295,907	5,720,631
Cost of distribution of staking	11,968	6,381	11,326
Cost of distribution of blockchain rewards	1,449	1,352	596
Change in fair value of cryptoassets held, net	468	270	5,945
	11,816,192	3,303,910	5,738,498

D.      RESEARCH AND DEVELOPMENT EXPENSE:

	Year ended December 31,
	2024	2023	2022
Payroll and related	80,567	77,836	92,473
Professional services	21,892	19,137	21,304
Hosting services	20,755	23,969	32,190
Depreciation	2,230	2,083	1,912
Office and communication	1,894	1,735	1,950
Other	3,733	4,190	3,753
	131,071	128,950	153,582

E.       SELLING AND MARKETING EXPENSE:

	Year ended December 31,
	2024	2023	2022
Payroll and related	25,575	27,992	34,182
Marketing costs (*)	147,090	116,135	233,678
Office and communication	976	1,270	2,037
Depreciation	2,062	1,776	1,746
Other	2,662	2,189	2,159
	178,365	149,362	273,802
_____________ (*) Includes user acquisition costs, advertising, and marketing programs.

F.       GENERAL, ADMINISTRATIVE, AND OPERATING EXPENSE:

	Year ended December 31,
	2024	2023	2022
Payroll and related	101,614	138,905	198,128
Payment processing fees	43,317	35,376	57,681
Professional services	47,452	41,639	57,868
Office and communication	2,058	3,400	3,761
Subscription services	8,161	9,228	8,738
Depreciation	6,965	8,336	9,261
Transaction-related costs	1,281	—	8,410
Other	17,156	9,611	9,894
	228,004	246,495	353,741

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 20 – SELECTED STATEMENTS OF PROFIT OR LOSS DATA (cont.)

G.      FINANCE AND OTHER EXPENSE, NET:

	Year ended December 31,
	2024	2023	2022
Loans	696	1,117	12,851
Lease liability	1,806	1,750	1,539
Exchange rate differences, net	5,092	(3,750)	5,273
Revaluation of derivatives, net	(4,808)	3,739	(358)
Other expenses(income), net	344	55	—
Bank charges	1,512	978	876
	4,642	3,889	20,181

NOTE 21 – INVESTMENT IN SIGNIFICANT SUBSIDIARIES

The consolidated financial statements include the following principal subsidiaries of eToro Group Ltd.:

Name	Country of incorporation	Percentage of equity interest	Nature of business
eToro (Europe) Ltd.	Cyprus	100	Permitted to engage in investment trading according to the Cyprus Investment Firm (“CIF”) authorization from the Cyprus Securities and Exchange Commission (“CySEC”).
eToro (UK) Ltd.	UK	100	Authorized to provide regulated financial products and services, by the Financial Conduct Authority (“FCA”).
eToro AUS Capital Ltd.	Australia	100	Licensed to deal in derivatives and foreign exchange contracts as agent and as principal by the Australian Securities and Investments Commission (“ASIC”).
eToro Group Trading Ltd.	BVI	100	Investment trading company and a service provider to Group subsidiaries.
eToro USA LLC	USA	100	Registered Money Services Business (“MSB”) with the Financial Crimes Enforcement Network (“FinCEN”) and holds Money Transmitter Licenses (“MTLs”) in various U.S. states.
eToro USA Securities Inc.	USA	100	Obtained a broker-dealer license from the Financial Industry Regulatory Authority (“FINRA”).
eToro Ltd.	Israel	100	Research, development and support center of the Group.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 21 – INVESTMENT IN SIGNIFICANT SUBSIDIARIES (cont.)

Name	Country of incorporation	Percentage of equity interest	Nature of business
eToro Money UK Ltd	UK	100	Authorized by the Financial Conduct Authority to conduct electronic money service activities under the Electronic Money Regulations 2011
eToro Money Malta Ltd	Malta	100	Authorized by Malta Financial Service Authority to transact the business of financial institution.
eToro (ME) Limited	UAE	100

eToro ME Limited received approval for a Financial Services Permission (FSP) from the Financial Services Regulatory Authority of the Abu Dhabi Global Market (ADGM) to operate as a broker for securities, derivatives, and Virtual Assets (Crypto) in the UAE.

eToro Seychelles Limited	Seychelles	100	Obtained a Broker-Dealer license by the Seychelles Financial Securities Authority, allowing it to offer securities, CFD products, Crypto currencies, and all Copy functions to clients.

NOTE 22 – BUSINESS COMBINATION

Spaceship

In November 2024, the Group acquired 100% of Spaceship Capital Limited (“Spaceship”) from Spaceship Financial Services Pty Ltd (the “Seller”) (collectively, the “Transaction”). Spaceship operates a web-based financial investing platform that offers a diversified portfolio of investments, including Superannuation funds and professionally managed investment portfolios. The Group accounted for this transaction as a business combination under IFRS 3 — Business Combinations.

The consideration transferred to the Seller was composed of both cash, the Group’s common shares (including holdback shares) and contingent consideration.

As part of the consideration, the Company issued 113,333 common shares which amounts to a total value of AU$18.6 million ($12.2 million), and an additional 20,000 common shares will be issued as part of a holdback agreement with the Seller which is subject to the holdback provisions, valued at AU$3.3 million ($2.2 million). The cash consideration amounted to AU $4.6 million ($2.9 million). The agreement also includes a contingent consideration of up to 66,667 common shares, based on certain performance milestones related to assets under management (AUM) to be achieved two years after the acquisition. The contingent consideration is measured at fair value using a linear payoff simulation valuation model. As of the acquisition date, its fair value was AU $5.3 million ($3.5 million). Changes in the fair value of the contingent consideration will be recorded in the consolidated statements of comprehensive income.

As a result of the Transaction, the Group has incurred transaction costs of AU$430 thousand ($282 expensed as incurred).

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 22 – BUSINESS COMBINATION (cont.)

The total consideration has been allocated to the assets acquired and liabilities assumed based on their fair values, with any excess purchase price allocated to goodwill. The fair value of the acquired assets and assumed liabilities as of the date of acquisition are based on, in part, a third-party valuation expert.

The purchase price allocation is as follows (In thousands):

Description	Allocation
	AUD	USD
Common shares issued	18,648	12,229
Cash	4,631	2,914
Contingent consideration	5,304	3,495
Holdback shares liability	3,291	2,158
Total consideration	31,874	20,796

Identifiable net assets acquired (liabilities assumed)
Cash and cash equivalents	3,515	2,305
Current assets	3,061	2,007
Intangible assets:
Technology – IP (8 year estimated useful life)	7,054	4,553
Customer Relationships - (5-8 year estimated useful life)	2,394	1,570
Trademark	859	563
Current liabilities	(1,145)	(801)
Deferred tax liabilities	(976)	(640)
Net assets acquired	14,762	9,557
Goodwill	17,112	11,239

Goodwill is expected to be non-deductible for tax purposes.

The fair value estimate for all identifiable assets and liabilities assumed as part of the acquisition is currently deemed preliminary. Such estimates are subject to changes during the measurement period which is not expected to exceed one year in accordance with IFRS 3. Any adjustments identified during the measurement period will be recognized in the period in which the adjustments are determined and resulting from facts and circumstances that existed as of the acquisition date.

Spaceship’s revenues and results are insignificant in terms of the Group’s revenues and results. The results of Spaceship’s operations were consolidated in the Company’s consolidated financial statements commencing on the date of the acquisition and were immaterial to the Company’s results of operations for the year ended December 31, 2024. Pro forma information has not been provided since the impact of Spaceship’s financial results was immaterial to the revenue and net income (loss) of the Company.

Gatsby

In December 2021, Gatsby Digital Inc. (“Gatsby”) and eToro US Holdings Inc. (“eToro US”), a fully owned subsidiary of the Group, entered into a merger Agreement and a plan of merge, pursuant to which eToro US, through newly created wholly-owned subsidiaries, will acquire 100% of Gatsby (the “Transaction”). Gatsby develops a commission-free stock options trading platform and offers securities and investments through its subsidiary Gatsby Securities, LLC., members FINRA and SIPC.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 22 – BUSINESS COMBINATION (cont.)

Closing date of the transaction was October 14, 2022 (the “Closing Date”) and the Group accounted for this transaction as a business combination under the provisions of IFRS 3 Business Combinations.

The consideration transferred to the shareholders of Gatsby was composed of both cash and the Group’s common shares. As part of the consideration promised, the Company issued 57,997 common shares, which amounts to a total fair value of $5.4 million as of the Closing Date, a portion of which was issued as part of a holdback agreement with certain of Gatsby’s employees which are subject to a vesting period at a fair value of $1.7 million. As of the Closing Date, the Company issued a total of 40,375 of the Company’s common shares (which were not held back and are not subject to vesting conditions). The cash component of the consideration amounted to $25 million, out of which approximately $3 million was included in the holdback agreement and is subject to certain vesting conditions.

The Company also entered into a service agreement contemporaneously with signing the merger agreement, under which Gatsby will provide services to the Company in relation to the implementation of Gatsby’s technology on the Company’s relevant systems. The pre-existing balance of $1.4 million net payable due to Gatsby by the Company as of Closing Date did not affect the measurement of goodwill under the business combination. The Group incurred transaction costs of approximately $1 million which were expensed as incurred.

In addition, the Group awarded Gatsby’s employees share-based awards in exchange for their existing share-based awards under Gatsby’s award plan. The awards’ exchange ratio consisted of the relative fair value of Gatsby’s and the Group’s share price as of the Closing Date, thus resulting in an exchange of an equal value. A portion of the exchanged share-based payment value was included in the consideration transferred in the Transaction which amounted to $62.

The purchase price allocation is as follows:

Description	Allocation
Common shares issued	$3,854
Fair value of equity awards	196
Other liabilities	67
Cash consideration	22,332
Total consideration	$26,449

Identifiable net assets acquired (liabilities assumed):
Cash and cash equivalents	$1,894
Current assets	1,756
Intangible assets:
Technology (ten years useful life)	18,300
License (fifteen years useful life)	1,500
Current liabilities	(131)
Deferred tax liabilities	(3,372)
Net assets acquired	19,947
Goodwill	$6,502

Gatsby’s revenues and results are insignificant in terms of the Group’s revenues and results. The results of Gatsby operations were consolidated in the Company’s consolidated financial statements commencing on the date of the acquisition and were immaterial to the Company’s results of operations for the year ended December 31, 2022. Pro forma information has not been provided since the impact of Gatsby’s financial results was immaterial to the revenue and net income (loss) of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 23 – EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of the Company’s common shares outstanding during the year. Due to the nature and characteristics of the Company’s preferred shares which are similar to those of the common shares, mainly the right to participate in dividends as-if they were converted to common shares, the Company’s Preferred shares were included in the Basic EPS as part of the weighted average number of common shares.

Diluted EPS is calculated by dividing the net income attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Year ended December 31,
	2024	2023	2022
Net income (loss) attributable to common shareholders for basic and diluted income (loss)	192,381	15,259	(214,982)
	Year ended December 31,
	2024	2023	2022
Weighted average number of common shares for basic EPS	19,526,478	19,059,481	18,773,001
Effects of dilution from:
Dilutive effect of shared based compensation	2,400,970	2,252,035	—
Dilutive effect of Advanced Investment Agreement	11,276	11,211	—
Other	13,240	9,386	—
Weighted average number of common shares for diluted EPS	21,951,964	21,332,113	18,773,001

Basic net income (loss) per share	9.85	0.80	(11.45)
Diluted net income (loss) per share	8.76	0.72	(11.45)

Instruments that could potentially dilute basic EPS in the future (options to employees), were not included in the calculation of diluted EPS if they are antidilutive for the periods presented.

NOTE 24 – ASSET ACQUISITIONS

A.      In May 2022, eToro Ltd. entered into an asset purchase agreement to acquire Bullsheet, an API that enables the Company’s users to track and receive information about their portfolio, for EUR 270 and a holdback of EUR 30 to secure indemnification obligations. The transaction closed on July 7, 2022. As part of the deal, the two founders of Bullsheet, became full-time employees of eToro Germany GmbH.        The founders were issued 5,026 common shares each subject to continued employment and other terms and conditions specified in the grant letters.

B.       Please see Note 16.D(6) for disclosure on Deep technology asset purchase agreement.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 25 – RELATED PARTIES

A.      RELATED PARTY TRANSACTIONS:

Certain of the Company’s directors, executive officers and principal owners, including immediate family members, are users of the Company’s platform. Fees charged for these users are no more favourable than terms generally available to an unaffiliated third party under the same or similar circumstances.

During the reported periods, the Company waived its right of first refusal with respect to the transfer of shares of the Company’s employees and certain shareholders to iAngels Technologies LP. or its affiliated entities (“iAngels”), which acted as a broker for the sale of the said shares to third parties. iAngels is owned by the spouse of the Company’s Chief Executive Officer.

iAngels also participated as an investor in the pre-PIPE investment in an amount of $1,000, subject to the same terms and conditions as all other investors, as part of the exercise of their pre-emptive rights pursuant to the Company’s Investors Rights Agreement.

Please see Note 15d for disclosure on the agreement with Liquidity, a related party.

B.       Compensation of key management personnel of the group recognized as an expense:

	Year ended December 31,
	2024	2023	2022
Short-term employee benefits (*)	13,308	8,849	4,815
Share-based payment	15,522	50,453	101,599
Total compensation	28,830	59,302	106,414

____________

(*)      Includes expenses related to employee investment plan

Balances amounts owed to related parties are $19,200 and $17,563 as of December 31, 2024 and 2023 respectively.

NOTE 26 – MERGER AGREEMENT

A.      On March 16, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with FinTech Acquisition Corp. V, a Delaware corporation (“FTV”) and Buttonwood Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Company. (“Merger Sub”). Under the Merger Agreement, Merger Sub will merge with and into FTV, with FTV surviving as a wholly owned subsidiary of the Company (the “Merger”). The Merger Agreement was amended on December 30, 2021 (the “Merger Agreement Amendment” and together with the Original Merger Agreement, the “Merger Agreement”) and the outside date (as defined in the Merger Agreement) was extended from December 31, 2021, to June 30, 2022, and the pre-money valuation of the Company was changed from $9.3 billion to $7.9 billion.

B.       On July 1, 2022, the Company and FTV entered into a termination agreement pursuant to which the parties agreed to mutually terminate the Merger Agreement, effective immediately. As a result of the termination, the Merger Agreement and certain ancillary agreements will be of no further force and effect and will automatically terminate in accordance with their terms. Neither party will be required to pay the other any fees or expenses as a result of the Termination. The Company and FTV also agreed on behalf of themselves and their respective related parties, to a release of claims relating to the transactions contemplated under the Merger Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

eToro Group Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands, except share and per share data

NOTE 27 – SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to balance sheet date, on March 11, 2025, one of the Company’s subsidiaries, eToro USA Securities Inc., received a findings letter from the SEC examination staff in which the staff stated that its examination identified regulatory deficiencies related to the broker-dealer’s recordkeeping, customer account maintenance and net capital requirements. The Company is working to respond to the letter and address the alleged issues, however, there can be no assurance that there will not be further actions taken against the Company. As the Company is in the preliminary stages of responding to the letter and addressing the issues, the Company cannot estimate what impact, if any, the examination may have on its income statement, financial position or cash flows.

             Shares

ETORO GROUP LTD.

Class A common shares

___________________________

___________________________

Goldman Sachs & Co. LLC	Jefferies	UBS Investment Bank

___________________________

Through and including             , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Under BVI law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to the Company’s best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Fiduciary duties are owed to the Company and, under BVI law (and as further provided by our current memorandum and articles), our directors will not be personally liable to the Company or our shareholders for any acts or omissions in the performance of their fiduciary duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

Our current memorandum and articles provide that we shall indemnify any of our directors, officers or anyone serving at our request as a director or officer of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigate proceeding or suits; provided that such indemnification shall not apply unless the person claiming such indemnification acted honestly and in good faith and in what that person believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our current memorandum and articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Item 7. Recent Sales of Unregistered Securities.

Within the past three years, we have granted or issued the following securities which were not registered under the Securities Act. No sales involved underwriters, underwriting discounts or commissions or public offerings of our securities.

Equity Plan-Related Issuances:

1.      Since January 1, 2022, we have not granted any options to purchase common shares under the eToro Group Ltd. 2007 Share Option Plan (the “2007 Plan”).

2.      Since January 1, 2022, we have granted to certain of our directors, officers, employees, consultants and other service providers options to purchase 880,637 common shares with per share exercise prices ranging from $18 to $94.50 under the eToro Group Ltd. 2021 Share Incentive Plan, as amended (the “2021 Plan”). This does not include the options to purchase common shares granted to the founders of Bullsheet, as described below.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Preferred Share Issuances:

3.      On February 13, 2023, we issued 1,658,324 Class F Preferred Shares to certain accredited investors, at a price per share of $150.75, for gross proceeds of approximately $250.0 million.

Acquisition Consideration Issuances

4.      On October 14, 2022, in connection with our acquisition of Gatsby Digital, Inc. (the “Gatsby Acquisition”), we issued 57,997 common shares and 12,609 restricted share units which contain time-based and liquidity-based vesting conditions. 17,622 of such common shares are held in escrow as holdback, and, contingent upon the meeting of certain performance targets, we will also issue up to an additional 16,812 restricted share units. The Gatsby Acquisition was completed using a combination of common shares and cash for total merger consideration of $50.0 million, subject to typical purchase price adjustments for working capital, cash, indebtedness and other customary indebtedness.

5.      On October 31, 2023 and October 31, 2024, in connection with our acquisition of Deep It Ltd. (the “Deep It Acquisition”), we issued 7,750 common shares and 2,000 common shares, respectively. The Deep It Acquisition was completed using a combination of common shares and cash for total merger consideration of $1.0 million, subject to typical purchase price adjustments for working capital, cash, indebtedness and other customary indebtedness.

6.      On November 7, 2024, in connection with our acquisition of Spaceship Financial Services Pty Ltd (the “Spaceship Acquisition”), we issued 113,333 common shares and an additional 20,000 common shares to be issued as part of a holdback agreement with Spaceship Financial Services Pty Ltd, and, contingent upon the meeting of certain performance targets, we will also issue up to an additional 66,667 common shares. The Spaceship Acquisition was completed using a combination of common shares and cash for total merger consideration of up to approximately $20.8 million, subject to typical purchase price adjustments for working capital, cash, indebtedness and other customary indebtedness and earnout consideration.

7.      In May 2022, we entered into an asset purchase agreement to acquire a certain API. The transaction closed on July 7, 2022. As part of the deal, the two founders of Bullsheet, became full-time employees of eToro Germany GmbH.        The founders were each issued options to purchase 5,026 common shares with per share exercise price of $0.50 pursuant to the 2021 Plan, subject to continued employment and other terms and conditions specified in the grant letters.

The offers, sales and issuances of the securities described in paragraph (1) and (2) was deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, officers, employees, consultants or other service providers and received the securities under the 2007 Plan and 2021 Plan. Appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the securities described in paragraphs (3), (4), (5), (6) and (7) were deemed to be exempt under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Item 8. Exhibits and Financial Statement Schedules.

(a)    Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the audited consolidated financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned hereby undertakes:

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S.        Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(i)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the consummation of this offering
4.1*

Form of Fifth Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its shareholders from time to time party thereto, to be effective upon the consummation of this offering.

5.1*	Opinion of Appleby (BVI) Limited regarding the validity of the Class A common shares being registered
10.1*	Form of Indemnification Agreement
10.2+**	eToro Group Ltd. 2007 Employee Share Option Plan
10.3*+	eToro Group Ltd. 2021 Share Incentive Plan, as amended
10.4*+	eToro Group Ltd. 2025 Employee Share Purchase Plan
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Kost Forer Gabbay & Kasierer, a Member of EY Global
23.2*	Consent of Appleby (BVI) Limited (included in Exhibit 5.1)
24.1*	Power of attorney (included in signature pages of Registration Statement)
107*	Registration Fee Table

____________

*         To be filed by amendment.

**       Previously submitted.

†         Indicates a management contract or any compensatory plan, contract or arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on            , 2025.

ETORO GROUP LTD

Name:	Jonathan Alexander Assia
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jonathan Alexander Assia and Meron Shani and each of them, individually, as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorneys and agents may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462 under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorneys and agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities set forth below on            , 2025.

Name	Title
Chief Executive Officer
Jonathan Alexander Assia	(Principal Executive Officer)
Chief Financial Officer
Meron Shani	(Principal Financial Officer and Principal Accounting Officer)
Director
Ronen Assia
Director
Santo Politi
Director
Avner Stepak
Director
Eddy Shalev

CONFIDENTIAL TREATMENT REQUESTED BY ETORO GROUP LTD

PURSUANT TO 17 CFR 200.83.

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act, the undersigned certifies that it is the duly authorized United States representative of the registrant and has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized, in the City of Hoboken, State of New Jersey, on            , 2025.

ETORO USA LLC
By:
Name:
Title: